06037387

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

P.E. 6-3-06

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006
Commission File Number 001-16081

RECEIVED JUN 30 2006

HAVAS
(Translation of registrant's name into English)

2 allée de Longchamp
92281 Suresnes, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☒ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________

PROCESSED
JUL 03 2006
THOMSON
FINANCIAL

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EXHIBIT INDEX ON PAGE

HAVAS

Attached as Exhibit 1 to this report on Form 6-K is the English translation of Havas' 2005 Annual Report and Activity Report.

The Exhibit contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to Havas' business and the industry and sectors in which Havas and its subsidiaries operate. Forward-looking statements can be identified by the use of forward-looking words, such as "may," "will," "project," "estimate," "anticipate," "looking ahead," "look," "plan," "believe," "expect," "likely," "should," "intend," "continue," "potential," "opportunity," "objective," "goal," "aim," "outlook" or the negative of those terms or other variations of those terms or comparable words or expressions. By their nature, forward-looking statements involve risks and uncertainties because they are based on Havas' current expectations, estimates, projections and assumptions concerning events and circumstances that will occur in the future. There are a number of factors that could cause Havas' actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include the following:

- the general economic conditions in Havas' principal markets, including any economic disruption or uncertainty resulting from geopolitical events or terrorist attacks or similar events that may occur in the future;
- the level of worldwide spending on advertising and communications services by advertisers;
- Havas' ability to retain existing clients and attract new ones;
- the unanticipated loss of an important client or a portion of an important client's business, changes in the advertising and communications services budgets of clients, and the financial performance and condition of clients;
- Havas' ability to manage its business following significant management changes, including the appointment of its new Chairman, its new Chief Executive Officer and its new Chief Financial Officer;
- Havas' ability to retain key personnel while continuing to control labor costs;
- the impact of competition in Havas' industry;
- Havas' ability to implement its strategy and to successfully integrate businesses it has acquired; and
- Havas' ability to adjust to the changing trends in its industry.

Forward-looking statements speak only as of the date they are made, and Havas undertakes no obligation to update publicly any of them in light of new information or future events or circumstances. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAVAS
(Registrant)

Date: June 27, 2006

By: [signature]

Name: Fernando Rodés
Title: Chief Executive Officer

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HAVAS

INDEX TO EXHIBITS

Exhibit 1

2005 ANNUAL REPORT



HAVAS

Page 6 of 18

CONTENTS

2005 ANNUAL REPORT

CONTENTS

PAGE 9 OF 188

Definitions

"In the context of this *document de référence* (hereafter annual report), unless otherwise indicated, the term "Company" shall refer to Havas SA and the terms "Havas" and "Group" shall refer to Havas SA and its consolidated subsidiaries".

1. Persons responsible

1.1. Person responsible for the annual report

Person responsible for the annual report:

Mr. Fernando Rodés Vilà, Chief Executive Officer.

1.2. Statement by the person responsible for the annual report

I certify that I have taken all reasonable steps to ensure that the information contained in this annual report is, to the best of my knowledge, correct and that no fact has been omitted that would be likely to alter its scope.

I have obtained a letter from the Auditors stating that they have completed their assignment which included checking the information relating to the financial position and the financial statements provided in this document as well as reading the entire annual report.

Fernando Rodés Vilà
Chief Executive Officer

2. Auditors

2.1. Principal Statutory Auditors

1) Up to June 9, 2005

The principal Statutory Auditors were:
– Mr. François BOUCHON
33, avenue de Suffren, 75007 Paris
– YVES LEPINAY ET ASSOCIÉS "FIDINTER"
3-5, rue Scheffer, 75 016 Paris
represented by Mr. Yves Lépinay

2) From June 9, 2005 until the annual shareholders' meeting of June 12, 2006

The principal Statutory Auditors are:
– FNEC - Fiduciaire Nationale d'Expertise Comptable
15, rue de l'Amiral-Roussin, 75015 Paris
represented by Mr. François Bouchon
– YVES LEPINAY ET ASSOCIÉS "FIDINTER"
3-5, rue Scheffer 75016 Paris
represented by Mr. Jean-Yves Lépinay

The contractual auditors for auditing the 2005 consolidated financial statements are:
ERNST & YOUNG
41, rue Ybry, 92200 Neuilly-sur-Seine
represented by Mr. Christian Chiarasini

3) As from the annual shareholders' meeting of June 12, 2006

Subject to the approval of the resolutions concerning the appointment of new statutory auditors by the shareholders' meeting convened to approve the 2005 financial statements:

The principal Statutory Auditors will be:
– CONSTANTIN ASSOCIÉS
26, rue de Marignan, 75008 Paris
Represented by Mr. Jean-Paul Seguret
– DELOITTE & ASSOCIÉS
185, avenue Charles-de-Gaulle, 92524 Neuilly-sur-Seine
Represented by Mr. Alain Pons and Mr. Jean-Marc Lumet.

2.2. Alternate Statutory Auditors

1) Up to June 9, 2005

The alternate Statutory Auditors were:
- FNEC – Fiduciaire Nationale d'Expertise Comptable SA
15, rue de l'Amiral-Roussin, 75015 Paris
represented by Mr. Bruno Vaillant
- Mr. Michel SIBI
128, boulevard St-Germain, 75006 Paris

2) From June 9, 2005 until the annual shareholders' meeting of June 12, 2006

The alternate Statutory Auditors are:
– Mr. Emmanuel VILLAEYS
53, boulevard Suchet, 75016 Paris
– COREVISE
3-5, rue Scheffer, 75016 Paris
represented by Mr. Jacques Zaks

3) As from the annual shareholders' meeting of June 12, 2006

Subject to the approval of the resolutions concerning the appointment of new statutory auditors by the shareholders' meeting convened to approve the 2005 Financial Statements:
The alternate Statutory Auditors will be:
– Mr. Michel BONHOMME
114, rue Marius-Aufan, 92532 Levallois-Perret Cedex
– BEAS
7-9, Villa Houssay, 92524 Neuilly-sur-Seine Cedex
Represented by Mr. Pierre Victor

3. Selected financial information

Pursuant to Regulation (CE) No. 1606/2002 of the European Parliament and the Council of July 19, 2002 and Regulation (CE) No. 1725/2003 of the European Commission of September 29, 2003, Havas' consolidated financial statements as from financial year 2005 are prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB) and adopted by the European Union.

The selected financial information presented hereafter relating to the financial years ended December 31, 2003 and 2004, have been extracted from the audited consolidated financial statements in the 2004 annual report.

The selected financial information pertaining to the financial years ended December 31, 2004 and 2005 must be read in conjunction with the consolidated financial statements and the management report for these periods contained in the Financial Report published in Chapters 5.2 "Investments", 9 "Review of financial position and results of operations", 10 "Liquidity and capital resources" and 20 "Financial information relating to the assets, financial situation and results of the issuer" contained in this document.

IFRS Standards	2005	2004
Consolidated income statement data: (amounts in € million)		
Revenue	1,461	1,491
Income from operations	152	157
Operating income	128	172
Net income, Group share	59	55
Per share data: (amounts in €)		
Net income, basic	0.14	0.16
Net income, diluted	0.14	0.16
Dividend	0.03*	0.07

French GAAP	2004	2003
Consolidated income statement data: (amounts in € million)		
Revenue	1,494	1,645
Income from operations	197	136
Net income before goodwill amortization and impairment	101	(172)
Net income, Group share	34	(396)
Per share data: (amounts in €)		
Net income, Group share, basic	0.10	(1.24)
Net income, Group share, diluted	0.10	(1.24)
Dividend	0.07	0.07

* Subject to the approval of the annual shareholders' meeting of June 12, 2006.

IFRS Standards	12.31.2005	12.31.2004
Data from consolidated balance sheet: (amounts in € million)		
Goodwill	1,450	1,381
Total current assets	2,274	1,924
Total assets	4,010	3,581
Total equity	925	812
Total financial liabilities	1,020	845
Number of existing shares (excluding treasury shares)	425,608,078	421,398,323

French GAAP	12.31.2004	12.31.2003
Data from consolidated balance sheet: (amounts in € million)		
Goodwill	1,497	1,583
Current assets	2,117	2,444
Total assets	3,810	4,241
Total equity	1,049	662
Total financial liabilities	799	1,341
Number of existing shares (excluding treasury shares)	421,398,323	298,581,996

4. Risk factors

In addition to the information contained in this document, investors are encouraged to carefully consider the risks described below before making any investment decision. These risks or any one of these risks, may have an adverse effect on the business operations, *financial position or results of operations of Havas. Furthermore, other risks,* not yet identified to date or considered as immaterial by Havas, could have the same adverse effect and investors could lose all or part of their investment.

The risks presented below concern:

4.1 Risks related to Havas;
4.2 Risks related to the advertising industry sector;
4.3 Risks related to financial markets;
4.4 Industrial and environmental risks;
4.5 Coverage of risks – Insurance.

4.1. Risks related to Havas

The strategy of external growth through acquisitions which could result in dilution of shareholders' rights

In the context of its development, the Group makes or has made in the past acquisitions to enhance its capabilities and existing strategies, complete the services offered to clients or provide additional assistance to current clients.

Acquisitions involve a number of risks, including the difficulty of integrating the activities, technologies and service offerings of the acquired businesses, the management of physically and culturally distant entities, the failure of acquired companies to perform as expected, the loss or resignation of business due to client conflicts or the loss of key personnel in the acquired companies. If Havas were unable to manage these risks or overcome these difficulties, or the quality of its services or its growth could be affected, with a resulting loss in revenue and operating income.

Havas may be required to incur additional debt and contingent liabilities and recognize increased amortization or impairment expenses related to goodwill and other intangible assets in connection with its acquisitions, which could negatively affect its financial condition and operating results.

In addition, Havas may pay the purchase price for some of its acquisitions by issuing Havas shares, which could result in dilution to its current shareholders.

Clients' right to cancel their contracts and to move freely to other communications agencies

The Group's clients typically have the right to cancel contracts for any reason upon prior written notice, usually ranging from 90 days to 180 days. Clients are also generally free to move from one agency to another with relative ease. As is typical in the advertising and communications services industry, the Group has lost clients in the past for a variety of reasons, including conflicts with newly acquired clients, and may continue to lose clients in the future for similar or other reasons. In addition, clients generally are able to reduce advertising and communications services spending or cancel projects at any time for any reason. The Group may not successfully replace revenues stemming from clients that leave or reduce their spending on advertising and communications services. Any loss of one or more of the Group's largest clients could harm its results of operations, slow its growth and cause a decline in its revenues.

Legal risks

Risks relating to regulatory restrictions in various countries in which the Group operates, restricting its offers to clients

Havas' agencies are located in numerous countries with different levels of governmental regulation relating to the advertising and communications services industry, including laws or regulations that: prohibit various practices in the industry; restrict the media, content, form or duration of advertising; restrict the collection, use and disclosure of personal information; assess fees, taxes or tariffs on advertisements; allow individuals or classes of individuals to bring legal action against companies for allegedly violating laws and regulations; or otherwise harm Havas' business, financial condition and operating results.

Laws and regulations in France, the United States and in the other significant markets could place Havas at a competitive disadvantage relative to other advertising and communications services companies having a larger portion of their business conducted in countries with less regulation of the industry.

Risks related to failure to comply with local regulations governing advertising and communications activities

Services provided by Havas' agencies and their advertising clients must comply with national regulations governing advertising and communications activities. In some of the markets in which Havas operates, including the United States and the European Union, there are laws and regulations that impose significant liabilities upon advertisers and advertising agencies for false or misleading advertising. If any advertising that the Group creates is found to be false or misleading, it could face potential liability. In the area of intellectual property, campaigns created and delivered by Havas' agencies to its advertising clients could be considered an infringement of a third party's intellectual property rights; laws and regulations limiting the collection, use and disclosure of personal information, including personal information regarding Internet users, students, minors and personal health matters is strictly regulated.

As the marketing services business relies on the collection and use of personal information, these laws and regulations, and any future laws and regulations, could harm Havas' operations or significantly reduce its revenues from marketing services.

Risks related to litigation with former executives or employees

Total indemnities, damages and social charges which have been claimed or could be claimed from the Company amount to 14 million euros. After consulting its legal counsel on these cases, the Company has set aside provisions for litigation which it considers reasonable (see notes 2.15 and 2.31 to the consolidated financial statements).

Risks related to other material litigation

Bankruptcy of WorldCom Inc.

On July 21, 2002, WorldCom Inc. filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Havas provided both advertising and marketing services and media services (media buying) to WorldCom Inc. and its subsidiary MCI *("MCI")*. With respect to its media services, Havas acted as an agent for MCI and as an intermediary in the transfer of MCI's payments to the applicable media suppliers, which is consistent with the concept of "sequential liability" adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry.

On August 4, 2003, Havas and MCI entered into an agreement to compromise the pre-bankruptcy amounts due to Havas.

The agreement provided for the payment to Havas of approximately USD 14.3 million, a significant portion of which is for the payment of vendors that Havas had contracted on behalf of MCI. On April 20, 2004, MCI emerged from bankruptcy, after approval of the reorganisation plan by the U.S. bankruptcy court, and the agreement became effective. On the 1st quarter 2004, Havas received $14.3 million in respect of amounts it paid on behalf of MCI prior to the bankruptcy. The Group has distributed a substantial portion of the amount received from MCI to media and production vendors contracted by the Group on behalf of MCI. Consequently, at December 31, 2004, Havas offset the remaining receivables against the payables in its financial statements in a residual amount of $18 million and reversed a provision in the amount of USD 6.5 million corresponding to the excess amount of the provision taken in 2002 for production fees. Nevertheless, the risk that Havas will face claims from other vendors remains. One production vendor filed a complaint against the Company. In addition, an action was filed against one of the Group's agencies seeking to recover pension and health and other benefits with respect to certain celebrity performers who performed on behalf of MCI. These two proceedings were settled for an insignificant amount.

Moreover, as of this date, no media supplier has initiated legal action against the Group, or waived such legal action to obtain payment of the balance of these accounts payable. It is not possible to determine the nature, probability, or the result of possible legal actions in this respect, nor the amount of any loss to the Group that might result. Thus, although a loss or losses are definitively possible, the Group is not able to determine the probability or magnitude of any such loss. Therefore, no provision has been recorded in this regard.

American Student List LLC class action lawsuit

On February 18, 2004, a purported class action lawsuit was filed in a Florida Federal District Court against American Student List LLC, one of Havas' subsidiaries. The lawsuit alleged that American Student List obtained, disclosed and used information from the Florida Department of Highway Safety and Motor Vehicles in alleged violation of the U.S. Driver's Privacy Protection Act. The named plaintiff sought to represent a class of 876,665 individuals whose personal information from Florida Department of Highway Safety and Motor Vehicles records was obtained, disclosed or used by American Student List without the express consent of the individual. The lawsuit sought certification as a class action, liquidated damages in the amount of $2,500 per alleged violation of the Act, as well as punitive damages, attorneys' fees and costs, and injunctive and other relief. The plaintiff later amended his complaint to include a claim for damages for invasion of privacy.

After dismissal of the lawsuit for a procedural error, to prevent the plaintiff from re-filing a lawsuit curing the procedural error, American Student List settled the case with the named plaintiff, ending the litigation.

Snyder Communications LP class action lawsuit

Former employees of Snyder Communications LP filed a purported class action lawsuit in the Texas State Court. The lawsuit alleged, in substance, that Snyder improperly denied commission payments to former employees in connection with alleged sales activities. Snyder filed a motion to dismiss for failure to state a claim. The motion to certify the purported class of former employees in Texas was granted by the Texas trial court in January 2002, affirmed on appeal by the Texas intermediate appellate court in November 2002 and was reversed by the Texas Supreme Court on appeal. A settlement agreement ending this lawsuit was signed for an insignificant amount. The case was removed from the docket in March 2005.

To the knowledge of the Group's executives, apart from these disputes, there are no outstanding events or disputes that are liable to have or have had in the recent past a significant impact on the Group's financial situation, business or results of operations.

Provisions policy

In the normal course of their activities, the Company and the companies in its Group are parties to a certain number of legal, administrative or arbitration proceedings. The expenses that may be incurred by these proceedings are provisioned for to the extent they are probable and quantifiable. Such provisions are determined by risk assessments conducted on a case by case basis.

4.2. Risks related to the advertising industry sector

Commercial Risk

Increased competition from multinational advertising and communications services companies as well as new competitors in related industries

The advertising and communications services industry is highly competitive, and Havas expects it to remain so. The Group's principal competitors in the advertising, communications services and related businesses are other large multinational advertising and communications services companies, as well as numerous smaller agencies that operate only in a small number of local markets, regions or countries. In addition, with respect to media planning and media buying activities, the Group competes with divisions of other large multinational advertising and communications services companies as well as specialized media buying and planning companies. The Group also encounters competition from some consulting firms that have developed practices in marketing and communications. New competitors also include smaller companies such as systems integrators, database marketing and modeling companies and telemarketers, which offer technological solutions to marketing and communications issues faced by clients. As a result of the increasingly competitive environment, the Group may lose clients and potential clients to its competitors, which would negatively affect its growth and its business.

Clients periodically conducting competitive reviews of their accounts

In the advertising and communications services industry, some clients require agencies to compete for their publicity and communications budgets periodically. The Group has lost client accounts in the past as a result of such periodic open competitions. For example, in February 2005 the Group lost its second biggest client, Intel Corporation, following a competitive review. To the extent that the Group's existing clients continue to require it to participate in open competitions to maintain accounts, it increases the risk of losing those accounts, which losses may harm the Group's business and reduce profits. The Group can provide no assurance that it will be able to replace revenues lost as a result of the loss or significant reduction of client accounts.

This commercial risk, which could affect the growth of Havas and damage its business, must be assessed in terms of the relative weight of its leading clients. At December 31, 2005, the Group's top 10 clients represented 21% of total revenues. No client represented over 4% of the Group's total revenues.

Susceptibility of Havas to general and regional economic conditions or the political instability of certain markets

The amount of money that companies spend for advertising and communications services is highly sensitive to fluctuations in general economic conditions in the regions where Havas operates. Its business may experience a adverse impact from a downturn in the overall economy.

During economic recessions or downturns, companies may find that expenditures on advertising and communications services are easier to reduce than other expenses related to their operations. As a result, the Group may face increased pricing pressure during economic downturns. The Company has found that its industry may experience a disproportionately adverse impact from a downturn in the overall economy.

Likewise, geopolitical events, such as terrorist attacks, political or economic instability in certain regions, may adversely affect Havas' business. Havas derived approximately 8% of its revenues in 2005 from Latin American and Asia-Pacific markets, and the portion of its revenues from these markets may increase in the future. Both Latin America and the Asia-Pacific region have experienced periods of political and economic instability, historically as well as recently.

Further, Havas' international operations are subject more generally to risks relating to difficulties in staffing and managing foreign operations, operational issues, language and cultural differences, uncertain regulatory issues inherent in multination transactions, taxation issues, general political and economic trends, issues relating to uncertainties of laws and enforcement relating to the regulation and protection of intellectual property, which could adversely affect the results and financial position of Havas.

Seasonal variations in business

Havas' business is generally seasonal in nature, with the greatest level of business in the second and fourth quarters of each year and, particularly in the fourth quarter. As a result, cash, accounts receivable, accounts payable and accrued expenses are typically higher on the Group's year-end balance sheet or second-quarter balance sheet than at the end of the other quarters. As a result, a slowdown or interruption of Havas' activity occurring in the second or fourth quarters would have a disproportionate impact on its results of operations and financial condition.

Credit risk

Inability to collect balances due from any client that files for bankruptcy or becomes insolvent and liability incurred under commitments undertaken on behalf of such clients

Havas generally provides advertising and communications services to its clients in advance of receipt of payment.

The invoices for these services are typically payable within 30 to 60 days. In addition, Havas commits to media and production purchases on behalf of some of its clients. If one or more of its clients files for bankruptcy, or becomes insolvent or otherwise is unable to pay for the services it provides, Havas may be unable to collect balances due to them on a timely basis or at all.

In addition, in that event, media and production companies may look to Havas to pay for media purchases and production work to which it committed as an agent on behalf of these clients.

Regarding the risk of client insolvency, the Group procedures which its agencies must implement detail measures and practices designed to optimize debt collection. In addition, credit insurance policies are maintained in certain countries.

4.3. Risks related to financial markets

Interest rate risks

In the context of its operations, Havas has issued fixed-rate convertible and/or exchangeable bonds and purchased variable interest rate credit lines in order to finance its investments and cover its liquidity requirements. The Group is therefore exposed to fluctuations in interest rates.

At December 31, 2005, the maturity dates of Havas' financial instruments were as follows, the maturity date of variable rate instruments being the same as the rate adjustment date:

(in € million)	DD to 1 year	1 to 5 years	Thereafter
Financial liabilities	(475)	(464)	0
Financial assets	607	0	0
Net position before management	132	(464)	0
Off balance sheet	0	0	0
Net position after management	132	(464)	0

The Group's sensitivity to interest rate fluctuations, calculated as the sensitivity of its net position at less than one year to a 1% change in interest rates, amounts to 1.3 million euros, compared to a cost of debt net of interest on cash of 41 million euros in 2005.

Exchange risks on foreign currencies

The Group's consolidated companies operate in more than 45 countries and perform most of their operations locally; their revenues are received in local currency and their expenses are incurred in local currency. Nevertheless, a total of 38.0% of revenues are earned in euros, 37.4% in USD and 12.0% in GBP, corresponding to 36.4%, 40.6% and 10.4% , respectively, of income from operations before other operating income and expense. A significant portion of Havas' revenues and expenses is booked in a currency other than the euro, and converted into euros for purposes of preparing the consolidated financial statements.

Most of the acquisitions made in the United States and in the United Kingdom are financed by local currency bank loans and the interest and repayments for these financings therefore partially cover the operating results of the U.S. and United Kingdom entities.

Currency and interest rate hedging

Havas does not systematically apply a currency and interest rate hedging policy. When such risks are identified, transactions may be implemented depending on market conditions, in order to manage or reduce exposures to currency and interest rate risks.

As a result, exposure to currency risk resulting from implementing intra-group financing in foreign currencies is systematically hedged, according to Group practice, through the implementation of a corresponding currency swap. At December 31, 2005, the portfolio of these hedging instruments is comprised of the following swaps:

- a EUR / GBP swap of a nominal amount of £10.3 million due on January 19, 2006;
- a EUR / GBP swap of a nominal amount of £17 million due on February 27, 2006;
- a EUR / CAD swap of a nominal amount of CAD 3.1 million due on March 21, 2006;
- a GBP / CAD swap of a nominal amount of CAD 13.4 million due on September 29, 2006.

At December 31, 2005, other than the instruments aimed at hedging intragroup currency financing, the only existing hedge was a currency and interest rate swap set up in June 1999 to hedge an investment denominated in U.S. dollars. At December 31, 2005, this swap had the effect of transforming an investment of $5 million, which bears interest at LIBOR less a margin, into an investment of €4.8 million which bears interest at EURIBOR less a margin.

These transactions, which are very limited in number, are centralized, tracked and managed by the Finance Division and Group Treasury.

Losses and gains relating to hedging instruments are booked in the income statement for fair value hedges and in equity for hedges of future cash flows.

Hedging instruments put in place by the Group have not been characterized as hedging instruments. As a result, the underlying losses and gains are booked under income.

Financial risks related to debt

The need to make further impairment charges could have an adverse impact on its financial situation

During 2004, Havas recorded significant goodwill impairment charges in the amount of 7.0 million euros and, in 2005, recorded additional impairment charges in the amount of 21.0 million euros. At December 31, 2005, there was approximately 1,475.8 million euros of goodwill and other intangible assets on Havas' balance sheet. Havas periodically evaluates the realizability of all of goodwill and other intangible assets.

Future events, including strategic decisions of Havas, could cause Havas to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss would have an adverse impact on Havas' reported earnings in the period of such charge. Any significant future charge for any impairment could negatively affect the financial position and results of Havas.

The Company has substantial scheduled debt payments and may need to refinance some of its debt at maturity

At December 31, 2005, the total principal amount of the Group's outstanding financial debt, which consisted of short-term and long-term bank debt, earn-out and buy-out obligations, convertible and/or exchangeable bonds, and capitalized lease obligations, amounted to €1,020 million.

Based on the bonds outstanding at December 31, 2005, from the Company's two series of convertible and/or exchangeable bonds, and assuming no conversion, exchange or repurchase prior to maturity, the Company will be required to pay (in principal, interest and redemption premiums) €221 million when the first series matures on January 1, 2006, and an additional €468 million when the second series matures on January 1, 2009. The amount due on January 1, 2006, has been paid.

Havas' cash flow from operations may not be sufficient to meet these required payments of principal and interest of these existing debts or any new debts. Havas may be required, therefore, to refinance its existing debt, the terms of which might not be as favorable as the terms of existing debt, if it is able to refinance its existing debt at all. If principal, premium and interest payments due at maturity on any of the Group's financial debt cannot be refinanced, extended or paid with proceeds of other capital transactions (such as share capital increases), its cash flow from operations may not be sufficient to repay all maturing debt, which would have a material adverse effect on the Group's financial situation and results of operations.

A continuing default under certain of Havas' credit lines could result in the acceleration of payment under various of its other debts

Havas' bank borrowing facilities amounted to 279 million euros At December 31, 2005, of which 114.6 million euros were subject to covenants stipulating compliance with financial ratios that may be calculated under local norms. For example, 11 million euros *(of the total 114.6 million euros) of loans at the end of 2005 are located in the United* States and subject to covenants concerning local ratios established under U.S. GAAP.

The ratios pertaining to the Group's consolidated accounts which were previously calculated with respect to accounts prepared under French GAAP have been revised (see note 2.29 of the consolidated financial statements), in agreement with the lending banks, to reflect the preparation of its accounts under IFRS.

At December 31, 2005, the financial covenants that are applied to the Group's consolidated financial figures are as follows:
Net debt/Shareholders' equity: < 1:1 (Lopex refinancing credit– see note 2.12 to the consolidated financial statements)
EBITDA/Financial income: > 3.5:1 (floating rate club deal dated December 2, 2004, see note 2.14 to the consolidated financial statements)
Adjusted net debt/EBITDA: < 3.0:1 (club deal)

Financial covenants to be applied to local data are as follows:
(1) EBIT/Interest expense: > 3.0:1
(2) EBITDA /Interest expense: > 3.0:1
Debt/EBITDA: < 3.0:1
Debt/Shareholders' equity: < 2.5:1

At December 31, 2004 and 2005, all of these ratios had been met. At the end of 2003, some of the covenants had not been respected. Although Havas' credit facility banks waived any default with respect to past noncompliance, these banks may refuse to grant such exceptions in the future. Future defaults, without a similar waiver from the lending banks, could trigger the acceleration of payment under one or more of Havas' credit lines. Such an acceleration could result in the acceleration of payment under the Company's convertible and/or exchangeable bonds due January 1, 2009, which had a book value of €412 million at December 31, 2005.

In the event of such an acceleration under Havas' credit lines and its convertible and/or exchangeable bonds, it may be unable to meet its obligations under those debts.

Share risk

As of the date of this document, Havas is not exposed to share risk.

Other financial risks

The Group granted on September 29, 2004 104,733 options to subscribe shares in its subsidiary Euro RSCG SA to 35 managers and employees of the Euro RSCG SA group. These options will be exercisable under certain conditions of performance and the presence of the beneficiaries over the vesting period, and will be either vested partly in September 2008 or entirely in September 2009. The beneficiaries undertook to sell to Havas SA, and Havas SA to buy the Euro RSCG SA shares issued when options are exercised in exchange for Havas SA shares for an equivalent value of Euro RSCG SA shares issued. These purchase agreements were signed on June 8, 2005, the day before the Havas' shareholders meeting on June 9, 2005, where they were not discussed. On March 10, 2006, the Board of Directors was informed of this plan. The Board of Directors will re-examine their provisions in 2006.

(1) EBIT: Net earnings before interest income and tax.
(2) EBITDA: Net earnings before interest income, tax, depreciation and amortization.

Today, assuming the forecasted performances of Euro RSCG SA Group from 2006 to 2008 equal to those achieved in 2005, the Group estimates that the number of Havas SA shares to be exchanged, net of subscription exercise price, could represent an amount of €45 million.

This amount may vary depending on the organic revenue growth and the operating margin rate attained in the financial years from 2006 to 2008. If the average performances were lower by one point, both in terms of organic growth and average operating margin rate, than those retained for the assumptions above, the amount to be paid could amount to €25 million. On the contrary, if they were greater by one point, the amount to be paid could amount to €56 million. A mechanism is implemented for both in terms of organic growth and average operating margin, than those retained for the assumption above, for limiting the payment to approximately one-third of the cumulative operating margin of Euro RSCG SA Group over the period from 2004 to 2008.

A director's employment agreement contains a "Conscience clause" *(clause de conscience)* which can be exercised following the departure of Havas SA's former Chairman and Chief Executive Officer before December 21, 2006 or in case of significant change in MPG shareholding causing a change in the management structure or a change in its main business. The exercise of this clause would provide an indemnity equal to the contractual indemnity for employment termination. This indemnity could amount to approximately €3 million. Eleven managers are also entitled to a "Conscience clause" exercisable within 3 to 6 months after the departure of MPG's Chief Executive Officer or in the case of significant change in MPG shareholding causing a change in the management structure or a change in its main business. These clauses provide them indemnities equal to those due in case of employment termination. If the conditions for exercising these clauses were met and if these eleven managers decided to exercise them, the total amount of indemnities to be paid would amount to approximately €9 million.

(See notes 2.17 and 2.27 of the consolidated financial statements.)

4.4. Industrial and environmental risks

As a service provider, the Group incurs no significant industrial or environmental risks.

4.5. Coverage of risks - Insurance

Prevention

The Group's agencies and their commercial and creative teams are informed and made aware of the regulations applicable to advertising (and, more particularly, of the regulations governing advertising for tobacco, alcohol or religious representations, the rules prohibiting access by certain advertisers to specific media, etc.) and those governing the suppression of counterfeiting. Risk prevention programs were established in 2005, and will be continued in 2006.

Regarding the risk of client insolvency or litigation, the Group's procedures, which must implemented by its agencies, detail measures and practices designed to optimize debt collection. Credit insurance policies are maintained in certain countries.

Insurance

At the international level, Havas manages three insurance programs with leading insurers that include most of the Group's subsidiaries.

These insurance policies cover risks relating to damage and operating losses, civil and professional liability of the Group's agencies, and fraud and embezzlement.

For 2005, the maximum annual coverage for damages operational and losses was 80 million euros, and 23 million euros for civil and professional liability coverage. Fraud and embezzlement risks, including computer fraud, are covered up to 7.7 million euros outside the United States, which has a special locally issued insurance policy.

In addition, coverage for the civil liability of corporate officers is maintained via a global policy, with a maximum coverage that is adjusted based on Havas' history and risk profile.

The coverage and deductibles for each of these policies are reviewed annually, based on changes in claims, risks, and the insurance market.

5. Information about the Company

5.1. History and evolution of the Company

5.1.1. Company Name

"Havas"

5.1.2. Registration

Nanterre Register of Commerce No. 335 480 265

5.1.3. Date of formation and duration

The Company was formed on July 12, 1900, the date of incorporation of the company with which Havas merged in 1982. The current activities of the Company began in 1968, as detailed in part 5.1.5 of this document.

The termination date of the Company is July 12, 2050, unless extended or the company is dissolved prior to this date.

5.1.4. Registered office and contact information

2, allée de Longchamp, 92150 Suresnes, France

Phone: 01 58 47 90 00

Country of origin: France.

Legal form of Company: French Société anonyme governed by Articles L.210-1 *et seq.* of the French Commercial Code.

Governing law: French law.

5.1.5. Milestones in the development of the Company's businesses

Havas is the sixth-largest global advertising and communications group worldwide.

It bears the name of its founder, Charles-Louis Havas, who established France's first press agency back in 1835.

In 1968, the advertising department was incorporated to form a *société anonyme*, Havas Conseil. The new Company expanded its business rapidly and in 1975 became the holding company, under the name Eurocom, of a Group of subsidiaries specializing in various communications activities.

Since the 1970s, the Group has expanded its business significantly in France and internationally, both in the communications and media purchases sectors, by broadening the scope of services that it offers and expanding into new communications technologies.

Havas was first listed on the Paris Bourse (now the Euronext Paris) in 1982.

The principal milestones in the Group's strategic development are the following:

1991. Eurocom acquires the French advertising group RSCG, leading to the creation of the Euro RSCG Worldwide advertising network.

1996. The company changes its name to Havas Advertising and creates four operating divisions, the largest of which is Euro RSCG whose headquarters are moved to New York in 1997.

1999. Creation of the MPG network by combining the media planning and buying activities of Media Planning, S.A., a Spanish company, with Médiapolis, the Company's then existing media planning business. Havas initially acquired 45% of MPG, which was increased to 100% in May 2001. With MPG, Havas offers a wide range of media services in major markets worldwide.

2000. Havas makes a successful bid to acquire Snyder Communications, Inc. This American group, a provider of direct marketing, advertising and communications services, is organized around three divisions: Bounty SCA Worldwide, Arnold Communications and Brann Worldwide. Bounty joined the Euro RSCG Worldwide network in order to strengthen its marketing services capability; Arnold Communications merged with Campus, Havas' second advertising network, to create Arnold Worldwide Partners. Havas lists American Depositary Shares (ADSs) on the Nasdaq National Market System.

1998-2001. Havas adopts a proactive acquisition strategy to strengthen some of its global markets. In addition to MPG and Snyder, the Group acquires around one hundred specialized agencies in America, Europe and the Asia Pacific region.

2002. The Company's name is changed from "Havas Advertising" to "Havas" by decision of the annual shareholders meeting held on May 23, 2002.

September 2003. Strategic restructuring and reorganization of the Group around three core divisions: Euro RSCG Worldwide, a worldwide network for continuing development of integrated communications through Creative Business Ideas® and bolstering the new organization implemented through the Power of One. MPG, Havas' worldwide network for media expertise and traditional advertising and marketing services, continues to develop for its direct clients as well as those of Euro RSCG Worldwide and Arnold Worldwide Partners through a reinforced network in a number of countries. Arnold Worldwide Partners concentrates its development efforts on local markets with strong potential, both in the United States where it enjoys an excellent reputation for creativity, as well as in key international markets where creativity is an important factor and where Arnold Worldwide Partners already has a strong local presence.

2004. Havas completes its restructuring and strategic reorganization. In July, Bolloré Group acquires a stake in the Company's share capital.

In October, the Company completes a 404-million-euro capital increase which significantly reduces its debt level.

2005 is a transition year marked by a significant change in the Havas management team.

5.2. Investments

Havas' investment strategy involves reinforcing its integrated communication and media expertise networks, by leveraging geographical expansion and the development of services offered by the different agencies. Acquisitions over the last three years reflect this strategy of focusing on selective acquisitions rather than external growth. In 2005, the Group spent a total of 3 million euros on investments, including acquisition costs (corresponding to three acquisitions), 10 million euros in 2004 (with seven acquisitions) and 12 million euros in 2003 (with nine acquisitions).

At the same time, in response to difficult economic conditions, Havas implemented a financial restructuring and strategic reorganization in 2003 aimed at strengthening the integrated communications services offered by the Group, simplifying its organization and significantly reducing its costs. This reorganization resulted in the disposal or closure of a number of companies which no longer corresponded to the Group's strategic or financial performance criteria. Seven companies were disposed of or closed in 2005 for an amount net of disposal costs of 14 million euros, twenty-six companies in 2004 for an amount net of disposal costs of 68 million euros and two companies in 2003 for an amount net of disposal costs of 8 million euros.

In 2005, the Company did not firmly commit to any new material investments.

6. Overview of businesses

6.1. Principal businesses

6.1.1. Type of businesses

Different communication consulting businesses

Havas' business consists of providing communication consulting services, through traditional advertising in media, a multitude of various marketing services and media expertise.

Traditional advertising services consist of defining the nature, content and illustrating the advertising message for dissemination through traditional media: television, print, radio and display advertising for the promotion of products or brands.

Other communications consulting services (marketing services) include:

- Direct Marketing: providing communications, such as direct mail, and related database support that are designed to develop and maintain a measurable contact between the message sender and the receiver;
- Sales Promotion: designing communications that aim to induce consumer purchasing, promote consumer loyalty, increase consumer interest in a product or react to competitive pressures;
- *Corporate Communications: providing communications relating to a company, its* employees, values, identity and financial performance that are intended to make the company better known or improve its image to its suppliers or the financial markets, and to serve as internal communications;
- Health Communications: promotion of health industry brands, primarily medical prescription drugs and Over-The-Counter (OTC) drugs, with specialized expertise that offers advertising campaigns and Medical Education, public relations and interactive media, both locally and internationally;
- Internal Communications: communications designed to disseminate internal information, motivate employees and promote teamwork;
- Television Sponsorship: relatively recent communications technique which consists of associating a brand or a product to a television program;
- Design: intended to increase the sales of products or services through the design of products themselves, their packaging, the visual identity of companies or the architecture of business establishments;

- Human Resources: specialty provided to companies for their hiring, training, promotion and related internal communications;
- New Communications Techniques: Multimedia interactive communication services, consisting of providing communications using on-line, off-line and interactive multimedia. Use of interactive techniques such as data mining and e-mail, used to establish direct bilateral communications between a company and its customers.

Integrated communication consists of coordinating traditional advertising services with marketing, interactive, corporate communications and other communications services.

Media expertise and media buying: Media expertise consists of studies and techniques aimed at optimizing the efficiency of advertisements by determining the media best suited for reaching the largest number of readers, listeners or viewers who are part of the target market. Media expertise has become increasingly important with the growth of television advertising, due to the size of television advertising budgets and the complexity of viewer data. Media expertise and buying give the advertiser: (i) qualitative services, to optimize the effectiveness of purchased space, adapted to the target population; and (ii) quantitative services, in the form of lower costs.

Havas operates on the communications consulting market through three main operational divisions: Euro RSCG Worldwide, Media Planning Group and Arnold Worldwide Partners.

The Communications Consulting Market

Trends

In 2005, no major changes occurred in the communications consulting market in terms of the main players.

Worldwide media advertising spending is estimated at USD 404 billion for 2005 and USD 427 billion for 2006 (source: ZenithOptimédia press release of December 5, 2005).

This market is shared by the media (television, radio, print, display media, cinema, internet, and new media), communications consulting agencies and all stakeholders in the production of advertising campaigns (actors/models, directors, producers and photographers).

Seasonal and cyclical market

Havas' business is subject to seasonal effects and it has generally experienced the greatest level of business in the fourth quarter of each year and, to a lesser extent, the second quarter of each year.

Geographical breakdown

(source: Zénith Optimédia)

North America	43%
Europe	27%
Asia - Pacific	20%
Latin America	5%
Africa/Middle East/Rest of the world	5%
Total	**100%**

ZenithOptimédia anticipates advertising spending growth in the global media market of 5.9% in 2006, following estimated growth of 4.8% in 2005. Growth in the world's leading market is expected once again to accelerate with a growth rate of +5.1% expected in North America following growth of +3.0% in 2005 and +6.1% in 2004. Europe is expected to follow this trend with +4.6% estimated growth for 2006. The rest of the world is a growth driver with +6.0% expected in Asia Pacific which now represents 20% of global media advertising expenditure, +8.1% in Latin America and +16.3% for the rest of the world. According to estimates from ZenithOptimédia, marketing services totaled USD 414 billion in 2005, slightly more than media advertising expenditure alone. The growth of this market should be identical to that of media advertising expenditure alone.

Revenues of communications consulting agencies are becoming less correlated with the media advertising spending again. On the one hand, with respect to media investments, agency revenues are more structured on fees than on commissions, with the exception of media buying which generally continues to operate on a commission basis. Fees are by their nature a more stable source of revenues (whether increasing or decreasing) than commissions directly tied to media investment. On the other hand, a growing proportion communications consulting revenues is generated from marketing services.

Geographical positioning of Havas

The group's principal markets are the United States, France, the United Kingdom and Spain. The Group's revenue breaks down as follows by major region for the last three financial years:

	2005	2004	2003*
France	20%	20%	19%
United Kingdom	12%	15%	14%
Europe (excluding France and UK)	20%	18%	17%
North America	40%	39%	42%
Asia - Pacific	4%	4%	4%
Latin America	4%	4%	4%
Total	**100%**	**100%**	**100%**

* Excluding companies that have been closed, sold or are to be sold.

The Group's 10 largest clients account for 21% of its revenues. No single client accounts for more than 4% of the Group's total revenues.

Competitive positioning of Havas


39 %
ADVERTISING
MEDIA EXPERTISE
17 %
MARKETING SERVICES
44 %

With reported revenues of €1,461 million in 2005, Havas ranks sixth worldwide among major communications groups (source: 2005 and 2004 annual reports of Havas' main competitors). The advertising and communication services industry is highly competitive. Havas' principal competitors, ranked by revenues earned in 2005, are:

1) Omnicom
2) WPP
3) Interpublic
4) Publicis
5) Dentsu (based on the revenues from April 1, 2004 - March 31, 2005)

Principal competitors

Most competition between industry players occurs at the level of the agency networks of each Group.

Euro RSCG Worldwide and Arnold Worldwide Partners compete with the network agencies of the holding companies listed above: McCann-Erickson Worldwide (Interpublic), TBWA, BBDO Worldwide, DDB Worldwide (Omnicom), Ogilvy & Mather Worldwide, J. Walter Thompson, Young & Rubicam, Grey (WPP), Publicis, Leo Burnett, Saatchi & Saatchi (Publicis), as well as with independent agencies or networks of a more limited size.

Concerning the Media Planning Group, its main competitors are Carat (Aegis), Initiative Média, Universal McCann (Interpublic), Médiacom, Mindshare Worldwide, Médiaedge: cia Worldwide (WPP), Starcom Média Vest Worldwide, ZénithOptimédia (Publicis), OMD Worldwide and PHD (Omnicom).

6.1.2. New businesses

None.

6.2. Main markets

The Group's revenues by division:

Havas conducts its business through three main operating divisions: Euro RSCG Worldwide, Arnold Worldwide Partners and Media Planning Groups, which form one reportable business segment: advertising and communications services. The respective share of each in total 2005 revenue is as follows:

Distribution of 2005 revenues (excluding holding companies and miscellaneous)


20 %
MPG
ARNOLD WW PARTNERS
16 %
EURO RSCG WW
64 %

Note: revenues generated by the Holding and Miscellaneous sections represent 1.6% of total revenues.

Strategy

Havas' long-term business strategy is to continue to develop into one of the leading global advertising and communications groups with levels of revenue growth and profitability that are comparable to the best among its principal competitors. To accomplish this development, Havas has identified the following key goals:

- grow revenues from existing clients by capitalizing on opportunities to provide integrated communications;
- focus on attracting and serving new clients, particularly multinational clients, through an emphasis on coordinating the worldwide efforts of the Group's constituent advertising, media planning and buying, interactive, corporate communications and marketing services agencies;
- develop synergies between the advertising and media advisers known as "Média Inside";
- expand and consolidate its positions in various markets, including through targeted acquisitions or strategic alliances to take advantage of opportunities to increase the geographic scope and service offerings of its existing networks;
- maintain a multicultural approach to its business to better respond to client needs and to attract and retain key personnel; and
- improve the Group's financial performance by controlling costs, including through a consolidated purchasing initiative, a rationalization of the holding company structures, and a reinforced emphasis on improving operating margins and free cash flow.

6.3. Exceptional events

None.

6.4. Dependence of the Company on patents or licenses, industrial, commercial or financing contracts or new manufacturing processes

Havas SA is not dependent on any material patents or license, or on any industrial, commercial or financing supply contracts.

6.5. Basis for all of the Company's representations regarding its competitive position

As mentioned above, Havas reported revenues of €1,461 million in 2005 and ranks 6th among major communication consulting groups worldwide (source: results of 2005 and 2004 annual reports of Havas' principal competitors).

7. Organization chart

7.1. Group description

Organization of the Group

Havas, the Group holding company, controls nearly 320 companies directly or indirectly around the world.

The scope of consolidation as of December 31, 2005 is detailed in note 20.5 of this document.

Operational organization

Operating companies are organized into three divisions Euro RSCG Worldwide, Media Planning Group and Arnold Worldwide Partners.

EURO RSCG Worldwide

EURO's business model

Founded in 1991, the Euro RSCG Worldwide division of Havas provides advertising and marketing services in addition to interactive and corporate communications services to global, regional and local clients. Organized according to a model we call Power of One, Euro RSCG Worldwide is present in 75 countries, with 233 offices and 10,000 employees. It is structured into six business units: North America, Europe, Asia-Pacific, India/Middle East, Latin America and Euro RSCG Life. Euro RSCG Worldwide operates in each of these regions and is positioned among the marketplace's leading global communications networks.

Three-pronged strategy

Today, the world of ad agencies falls into two categories: on the one hand, big networks *that focus on running global businesses rather than specializing in fabulous creative* work (and certainly not integrated work), and on the other hand smaller shops that deliver powerful creative ideas, but do not have international networks. Euro RSCG Worldwide is unique because we combine the brilliant ideas of a hot shop with the scale and reach of one of the world's largest agencies.

For this, Euro RSCG Worldwide has defined a three-pronged strategy:
- offer clients Creative Business Ideas® in order to produce brilliant campaigns that grow businesses and brands,
- develop these ideas by studying Prosumers®, today's most influential, proactive consumers,
- execute these ideas in a genuinely integrated, forward-thinking manner with our *Power of One model.*

In 2005, Creative Business Ideas®, Prosumers® and Power of One continued to be the guiding principles that distinguished Euro RSCG Worldwide from other agencies. They gave us the capacity to anticipate market trends and provide a structured approach to brand building that emphasized creativity, global execution and integrated marketing in all sectors. We thus fully met the needs of our clients, who now demand tangible proof of the return on their marketing investments and more integrated communications solutions.

This is an approach that is helping to grow some of the world's most important companies, including Airbus, Air France, BNP Paribas, Capgemini, Charles Schwab, Danone Groupe, Diageo, IBM, Jaguar, L'Oréal, LVMH Louis Vuitton, PSA Peugeot Citroën, Reckitt Benckiser, Sanofi-Aventis, Schering-Plough, Verizon and Volvo.

Euro RSCG Worldwide has no interest in being the biggest. What we want is to be the best. And that means hiring and training the best people to create and execute brilliant ideas in an integrated fashion as growth drivers, across the globe.

It happened in 2005

During 2005, we continued to build on and reap the benefits of our unique insights into the attitudes and behaviors of today's most proactive, demanding consumers: Prosumers®. We expanded our benchmark studies geographically and deepened our understanding of the future development of key marketing sectors, ranging from automotive to food to pharmaceuticals to luxury. This approach was pursued in the US, UK and France, as well as launched in Germany, Russia, India, China, Japan, Mexico, Brazil and Australia.

In 2005, the success of Euro RSCG Worldwide's strategy was confirmed with a stunning string of new business wins from offices around the world. In the US, the win of the global Jaguar account and Verizon Business, on the back of major new business wins from Charles Schwab, GlaxoSmith-Kline, Novartis, Schering-Plough, Dos Equis/ Heineken, Vichy/L'Oréal and Howard Stern/ Sirius, turned the agency into one of New York's hottest shops.

In 2005, we won 15 Cannes Lions, our best showing ever. Ten of those Lions were won for multinational clients. We were also the number 1 awarded agency at Cannes for Cyber Lions and had the distinction of receiving one of the first-ever Titanium Lions for Best Integrated Campaign.

Two TV commercials in the Top 10

Euro RSCG Worldwide is the only agency network in the world, including independent creative agencies, to have *two TV commercials among the world's top 10 most* awarded ads, as reported in the 2005 Gunn Report.

In addition, Euro RSCG 4D Brazil was named runner-up for Interactive Agency of the Year at Cannes, and Euro RSCG Life, our global health-care specialist network, was named Agency of the Year by the publication "Medical Marketing & Media."

It is thanks to these creative achievements that Euro RSCG Worldwide won such major accounts as Jaguar globally, Disneyland Resort Paris in Europe and Danone's global CRM business.

Media Planning Group

With its focus on understanding the relationship between consumers and brands, MPG has continued to expand its insight and market intelligence capabilities by combining econometric modelling capabilities and proprietary decision support systems technology. In line with this investment the company has reorganised itself to reinforce and rebrand this function to operate as 'MPG Intelligence'. The reinforcement of MPG Intelligence as an internal resource is fundamental to MPG's point of difference in the market. It is a core resource that is available to all MPG networks and clients and is therefore also marketed both internally and externally. MPG Intelligence continues to strengthen its association with premier research companies and academics in order to constantly upgrade its thinking on Integrated Communications Planning and further optimise clients' investments across 360° media strategies. It is also developing best practices that address how to manage communications investments to maximise brand value.

To ensure that this knowledge is effectively integrated within the company, this investment has been dovetailed with a strengthening of the Human Resources function. A boosted Human Resources team has rolled out a new company wide programme 'Dare to Know'. This is a comprehensive management training initiative that works in conjunction with MPG Intelligence and a list of academic partners to ensure that our principal consumer centric tools and methodologies are applied throughout. This programme has also focused on channeling our organisation into a totally client focused structure to reflect and underpin our economic modeling tool Concert™. Concert™ is our unique consumer centric methodology that is applied throughout all our networks. It is communicated to existing and new markets by the MPG Catalyst teams.

In order to deliver this methodology, MPG has invested in a new role within our central resource– the Chief Client Officer (CCO). CCOs are organised according to clients' cultural and circumstantial needs and carry the ultimate responsibility for delivering MPG's optimum products and services.

The CCO's new role will work closely alongside a boosted centralised Gobal Marketing Department. In conjunction with an increased focus on developing consistent and clear communications strategy for MPG, Global Marketing will also prioritise the communication of MPG's portfolio of products and services. Within this capacity the Marketing team and CCOs will tailor the communication strategies used to ensure MPG's employees and clients leverage the range of heavy weight research and intelligence programmes made available within the company.

Central Buying functions, that include specialists in both Media Buying and Print Media, are now working with each of our networks to ensure that our clients are able to leverage the synergies available within each market.

MPG is also developing its capabilities in the area of Branded Content through both central investment (following the hire of a global head of Branded Entertainment) and via its networks and countries.

Global Expansion

MPG continues its organic growth which has seen it rise from an 8 country network in 1999 (Spain, Portugal, Mexico, Colombia, Argentina, France, UK, and the Netherlands), into a truly global network. Today MPG is present in over 91 countries. It is the leading agency in 7 markets (Argentina, France, Mexico, Portugal, Spain, Slovakia, Ukraine) and is amongst the top 5 agencies in many of the markets in which it operates.

In 2005, MPG completed its international presence with a number of undertakings in new markets. In Australia and New Zealand, MPG signed a joint venture with Mitchell & Partners, Australia's largest Media Independent Agency. In the Middle East, the company signed a JV with Euro RSCG Promopub. The regional operation is headquartered in Dubai, and will cover 14 countries, including the GCC, Lebanon and Egypt. MPG is also now servicing clients out of Japan and Korea, alongside its partnership with Motivator in North, South and East Asia.

At the start of the year MPG created the 2MV Joint Venture with WPP's GroupM in seven European markets in order to serve the client PSA in those countries included in the joint venture (France, Spain, UK, Germany, Italy, Switzerland, Denmark, Russia) where the account was to be granted, and appointed Yves Del Frate to lead the operation. MPG also reinforced its operations in Germany when it launched a new agency model under the name of "MPG Werbekraft" in November, and strengthened its position in the UK, US and India through top-management hires and reorganisation.

MPG plans to spend the next year consolidating and reinforcing its existing operations and those that are newly established.

Arnold Worldwide Partners

Arnold's business model

Arnold Worldwide Partners is a grouping of communications and advertising agencies that offer their clients highly creative services. It brings together majority- and wholly-owned subsidiaries in the US, Canada, Europe and China. Arnold Worldwide Partners is proud to work for major international clients, such as Hershey's, Lee Jeans, McDonald's, GlaxoSmithKline, Audi and Fidelity.

Strategy and development

Arnold Worldwide Partners' strategy for business growth continues to focus on its creative product and its creative reputation. Within a very responsive, dynamic framework, it offers its clients remarkable communications solutions that blend locally-integrated services with extraordinary creativity.

Our focus in 2006 and in the future will concentrate on North America. Expectations are that North America will represent over 90 percent of Arnold Worldwide Partners' business going forward. Arnold Worldwide Partners' focus on North American operations resulted in merging its Spanish and Australian operations into Euro RSCG Worldwide. Since WCRS, Arnold Worldwide Partners' UK operation bought back the remaining 25 percent still owned by Havas, we expect to end 2006 with only North American and French operations, as well as an agency in Italy and China.

It happened in 2005

The agency's performance in the US was excellent. Arnold Worldwide Partners and McKinney both delivered significant revenue growth. Although international markets saw major declines in margins, especially in Spain, Canada, Italy and Australia, Arnold Worldwide Partners' overall 2005 growth still exceeded targets.

In 2005, the major business change was Arnold's successful completion of moving to one bottom line for its US operation, not only for all its integrated offerings (design, direct, interactive, promotion, etc.), but also for its four full-service offices in the United States. This has resulted in all offices and all integrated services working extremely effectively together, aligning the interests of the entire organization.

Locally, Arnold Boston, after losing the Volkswagen account in 2005, won Radioshack, expanding the list of its cross-discipline clients by providing advertising, interactive and brand promotions.

With over 600 awards and prizes won this year, Arnold Worldwide Partners has more than doubled its already strong 2004 performance. Most notably in 2005, Arnold US has remained one of the most awarded agencies in the world. In fact, Arnold US is one of only 9 agencies in the world who have been included in the Gunn Report (which provides an exhaustive ranking of the most awarded agencies in the world) every year since its inception (7 years ago). In 2005, Arnold agencies won in all the major award shows where their work was entered. In particular, Arnold US won the following: New York Festivals (Gold), The One Show (Gold), Effies (Gold), Cannes Lions (Silver) and many more major industry awards.

- Arnold Worldwide Partners opened a new Business Consulting agency, specialized in corporate strategic activities.
- Arnold launched a Brand Entertainment business in Los Angeles.
- In France, Devarrieuxvillaret won a Grand Prix de l'Affichage (for billboard advertisding) and a Grand Prix Stratégies.
- The American agency, McKinney, won a prestigious award for Best Interactive Campaign of the Year, working for Audi.

Legal organization

In the main countries, national holding companies have been set up to hold interests in local subsidiaries, as shown in the chart below. As a majority of subsidiaries are 100% controlled, there are no significant minority interests that may represent a risk to the financial structure of the Group.


HAVAS SA
HAVAS INTERNATIONAL
OTHER COUNTRIES
HAVAS NORTH AMERICA
HAVAS UK
HAVAS ADVERTISING DEUTSCHLAND (Germany)
HAVAS MANAGEMENT SPAIN
FRANCE
EURO RSCG
EURO RSCG USA
EURO RSCG UK
EURO RSCG GERMANY
EURO RSCG SPAIN
EURO RSCG FRANCE
MPG
MPG USA
MPG UK
MPG GERMANY
MPG SPAIN
MPG FRANCE
ARNOLD
ARNOLD USA
ARNOLD FRANCE
OTHER ENTITIES
OTHER ENTITIES
OTHER ENTITIES

Role of the parent company: Havas

Havas SA provides its subsidiaries with technical assistance and other services, including the use of brands and logos, which are invoiced in line with market prices. Similarly, subsidiaries lease office space from the Company at rental rates that are calculated based on prevailing real estate market prices. Finally, guarantees and pledges granted by the Company are remunerated at rates comparable to those charged by banks for similar services. The nature of these services and their remuneration are not affected by the existence or non-existence of minority interests in the subsidiaries' share capital.

7.2. List of key subsidiaries

This list includes subsidiaries that represent either 2% or more of the Group's revenue, or 10% or more of the profit before taxes, or 10% or more of the total of assets:

Name of the subsidiary	Country	% of holding
MEDIA PLANNING GROUP SA	Spain	100%
HAVAS	France	100%
EURO RSCG C&O	France	99.17%
BETC EURO RSCG	France	100%
EURO RSCG 4D	France	100%
EHS BRANN Ltd	U.K.	100%
EWDB Ltd	U.K.	100%
MEDIA PLANNING Ltd	U.K.	100%
HAVAS UK Ltd	U.K.	100%
HAVAS HOLDINGS Ltd	U.K.	100%
EURO RSCG LONDON	U.K.	100%
EURO RSCG RILEY	U.K.	100%
SNYDER COMMUNICATIONS HOLDING	U.K.	100%
EURO RSCG HEALTHVIEW, Inc.	U.S.	100%
EURO RSCG WORLDWIDE, Inc.	U.S.	100%
EURO RSCG NEW YORK	U.S.	100%
MPG USA LLC	U.S.	100%
EURO RSCG DIRECT RESPONSE LLC	U.S.	71.32%
MCKINNEY & SILVER LLC	U.S.	100%
HAVAS HOLDINGS, Inc.	U.S.	100%
ARNOLD WW LLC	U.S.	100%
BRANN LLC	U.S.	100%

8. Property, plant and equipment

The Group has no individually significant property, plant or equipment. Property and plant consists mostly of fixtures and installations in rented properties.

The Group rents office space in the various cities where it conducts business. The rental agreements for its head offices are shown in the table below.

Division	Country/City	SURFACE AREA (m2)	Date of lease	Lease expiry date
Havas SA (head office)	France/Suresnes	21,342	February 21, 2003	February 20, 2012
Arnold Worldwide Partners (head office)	United States/Boston	18,645	September 1, 2004	August 31, 2014
Euro RSCG Worldwide (head office)	United States/New York	12,811	January 1, 2000	December 31, 2007
Media Planning Group (head office)	Spain/Barcelona	3,380	June 2005	2009[1]
	Madrid	7,720	June 2005	2009-2010[1]

(1) These locations are covered by several rental agreements.

In addition to these agreements, the Group has taken out leases in the various cities where it conducts business, namely in nearly 20 cities in the United States and 10 cities in the United Kingdom, as well as France, Germany and Spain. The leases in the United States expire between February 2006 and December 2015. The leases in the United Kingdom expire between January 2007 and December 2018.

9. Review of financial position and results of operations

Pursuant to European regulation 1606/2002 of July 19, 2002 on international standards, Havas' consolidated financial statements for the financial year ended December 31, 2005 have been prepared in accordance with IFRS in force at December 31, 2005 and as adopted by the European Union on such date.

Critical accounting principles, estimates and judgments

The preparation of the financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as certain information (contractual and off balance sheet commitments) appearing in the financial statements. Actual data may therefore differ significantly from these estimates. Financial data based on estimates include:

- revenue recognition;
- allowances for doubtful accounts;
- provisions;
- contingent acquisition obligations;
- impairment of long lived assets and goodwill;
- employee stock options plans;
- deferred taxes.

Revenue recognition

Substantially all of the Group's revenue is derived from fees and commissions for consulting and communication services and for media strategy and planning and purchase of media.

Revenue is recognized on the date that the services are performed after deduction of costs incurred for production, or on the date the media is aired or published.

Some of the Group's contractual arrangements with clients also include performance incentives that allow the Group to earn additional payments based upon its performance for the client, measured against specified qualitative and quantitative objectives. The incentive portion of the revenue under these contractual arrangements is recognized when these qualitative and quantitative goals are achieved in accordance with the arrangements.

Allowance for doubtful accounts

Losses are recorded for doubtful accounts as soon as objective indications of loss exist. A loss for doubtful accounts is determined based on an analysis of prior outstanding balances, on the financial situation of the debtor as well as on experience.

Provisions

A provision is recognized when there is a legal or implicit obligation resulting from a past event that is likely to result in future additional cash outflows representing a future economic advantage whose amount can be reliably estimated. The amount of the booked provision represents the best estimate of the expense required to satisfy the current obligation as of the period end date. When these amounts are significant, they are discounted using a risk-free rate.

Provisions mainly concern provisions for vacant premises, tax liabilities, third party litigation and retirement obligations.

Provisions for vacant premises are assessed at each closing taking into account future rental payments until the end of the leases, net of related assumed sublet income. Assumptions are analyzed on a case-by-case basis taking into account the specific features of each property.

Tax-related risks are also assessed at each closing: a provision is recognized when a risk is considered probable.

Contingent acquisition obligations

The Group has entered into agreements with the minority shareholders of consolidated subsidiaries, pursuant to which these shareholders are granted put options with respect to their shares which may be exercised at certain future at a price determined by formulae in line with market practices. These agreements apply to most subsidiaries in which the Group does not hold 100% of the share capital. These obligations are recorded as financial liabilities in the amount of their discounted exercise value.

Some of these agreements are conditioned by the continuous employment of executives within acquired companies: Havas has elected to recognize some of these obligations as compensation expenses in accordance with U.S. GAAP due to the absence of precise guidance under IFRS for commitments.

In addition, certain of the Group's acquisition contracts provide for contingent consideration based on earnings, referred to as an earn-out. Payments due under earn-out clauses are recorded as an addition to the acquisition price of the shares with a corresponding financial debt in cases where the payments are considered probable and their amount can be reliably estimated.

The estimated amount of these commitments is reviewed at each year-end and adjusted if necessary, by applying the contractual earn-out formula to the latest available financial data.

In cases where these commitments are conditioned on the continuous employment of the executives within the company, the Group has elected to recognize such commitments as compensation expenses in accordance with U.S. GAAP given the absence of precise guidance under IFRS for the accounting of such payments.

Impairment of intangible assets and goodwill

Goodwill is subject to an impairment test at least once a year and whenever events or circumstances indicate their carrying values might not be recoverable. The impairment test consists in comparing their carrying value to their recoverable value in order to determine if an impairment is necessary.

Impairment tests are conducted by allocating goodwill to each of the reporting units or each group of reporting units likely to benefit from the synergies resulting from the business combinations. The Group considers that the reporting united is represented by the agency or by a group of agencies. Accordingly, the carrying value of each of the reporting unties or groups of reporting units to which goodwill is allocated is compared to the recoverable value of its shareholders' equity (corresponding to the higher of the fair value less costs to sell and the value in use). An impairment charge is recorded when the carrying value is greater than the recoverable value. This impairment is assigned first to goodwill, then to other fixed assets prorata to their values and is recorded in the income statement.

In practice, the carrying value of the assets and liabilities of each reporting unit (or group of reporting units) is compared to the discounted amount of the cash flows expected from the reporting unit (or group of reporting units). The growth rates used to prepare projections beyond the periods covered by a budget are, except in exceptional cases, in line with market forecasts. The discount rate is determined based on the weighted average cost of the capital (WACC) of the sector. This rate is between 9.4% and 10% depending on the reporting unit for calculations made as of December 31, 2005 and between 10% and 11.24 % for calculations made as of December 31, 2004.

For other intangible and tangible assets when events indicate a risk of impairment, these are analyzed in order to determine if the net carrying value is higher than the recoverable value. Where this is the case, an impairment charge is recorded to match the carrying value to the recoverable value.

Options linked to stock option plans

The Group has granted Company stock options to Group employees ("share payment plans"). At the grant date, the fair value of options granted is calculated using the binomial method; this value represents the amount to be charged to the income statement over the vesting period. This method takes into account characteristics of the plan (price and exercise period), market data as of the grant date (risk-free rates, share price, volatility and expected dividend) and behavior assumptions regarding beneficiaries. The volatility is measured according to the volatility of the sector. The fair value of options is calculated on a straight line basis over the vesting period. This amount is recorded as "Compensation" in the income statement with a corresponding amount recorded in shareholders' equity. When the options are exercised, the price paid by beneficiaries is recorded as cash with a corresponding entry in shareholders' equity.

The Group has also granted the stock options of a subsidiary to the employees of such subsidiary, and has undertaken to exchange them for Company's shares upon exercise. These options follow the accounting rules applicable to equity-settled plans. Specific information on the amount of this commitment is given in the notes since the posting under "equity-settled plans" as required by IFRS principles gives no indication as to the estimated amount of cash outflows at maturity.

In addition, the stock option plans of consolidated subsidiaries granted to these subsidiaries' employees, and which include a Group commitment to repurchase the shares on the exercise date ("cash settled plans"), are recorded at their fair value as "Compensation" with a corresponding charge recorded in "other liabilities". This value is calculated on a straight line basis over the vesting period and the liability is revalued until the repurchase date.

Deferred taxes

Deferred tax assets and liabilities are recorded using enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. In each tax entity, deferred tax assets are recognized provided it is probable that the temporary differences and tax losses can be applied against tax gains. A period of five years is generally used to calculate future tax gains.

Deferred tax assets and liabilities are offset against each other within a single tax entity (legal company or group of entities subject to taxation by the tax authorities) provided such entity has the right to offset its payable tax assets and liabilities. They are classified in non current assets and liabilities.

The impact of a tax rate change is recorded in the income statement for the fiscal year or in shareholders' equity, depending on the corresponding item to which the tax rate change relates.

New accounting standards

A new accounting standard was published in January 2006 by the IASB, "IFRS 7: Financial instruments – information to be provided." The standard requires the disclosure of a company's exposure to risks and the means used to avoid these risks. It only applies as from January 1, 2007.

In November 2005, IFRIC published accounting standard "IFRIC 4: conditions for determining whether an agreement contains a lease." This interpretation provides comments on determining whether an agreement must be accounted for under IAS 17. This accounting standard applies as from January 1, 2006.

During the fourth quarter of 2005, amendments to IAS 39 were published concerning fair value options, the hedging of cash flows for intragroup transactions as well as an amendment to IAS 1 relating to information to be provided with respect to capital. These amendments only apply as from January 1, 2006 (January 1, 2007 for the amendment to IAS 1).

These standards, interpretations and amendments have not been applied on an early basis as of December 31, 2005. The application of these standards is currently being analyzed, but at this stage Havas does not expect their adoption to have any material impact on its consolidated financial position.

Furthermore, in November 2005, an amendment to IAS 19 was published, permitting recognition of actuarial losses and gains generated immediately in shareholders' equity. The Group opted for the early application of this amendment in its 2005 and 2004 financial statements. The impact on shareholders' equity was €11.2 million and €4.8 million before tax as of December 31, 2005 and 2004, respectively.

Analysis of the group's consolidated results of operations

The 2005 financial statements have been prepared in compliance with IFRS. For purposes of comparison, 2004 data has been reconciled in accordance with IFRS.

Contents of principal income statement items

Revenue

All the Group's revenue is derived from fees and commissions for consulting and communications services and for the Media strategy and planning and purchase of media.

Compensation

Compensation includes all direct or indirect costs related to employees, as well as costs related to retirement obligations and stock plans or stock option subscription plans.

Other operating income and expenses

This line item includes significant income and expenses of an exceptional or infrequent nature, particularly capital gains or losses on disposals of fixed assets and impairment of goodwill.

Other financial expenses and income

This line item mainly includes capital gains and losses and impairment on non consolidated shares, currency losses and gains, gains or losses on repurchase of convertible bonds, and losses or gains on transactions in financial assets.

2005/2004 Consolidated Income Statement under IFRS

Amounts in € million	2005	2004
Revenue	**1,461**	**1,491**
Compensation	(901)	(903)
Other expenses and income from operations	(408)	(431)
Income from operations	**152**	**157**
Other operating expenses	(42)	(7)
Other operating income	18	22
Operating income	**128**	**172**
Interest income	18	23
Cost of debt	(59)	(93)
Other financial expenses and income	(2)	(16)
Net financial expense	*(43)*	*(86)*
Income of fully consolidated companies before tax	**85**	**86**
Income tax expense	(14)	(24)
Income of fully consolidated companies	**71**	**62**
Share of profit (loss) of associates	(3)	1
Net income	**68**	**63**
Minority interests	*(9)*	*(8)*
Net income, Group share	**59**	**55**

Revenue

In 2005, the Group's revenue decreased 2%, to €1,460.7 million from €1,490.5 million in 2004. This decrease is primarily due to loss of revenues from companies disposed of or closed as part of the strategic reorganization finalized in 2004. Changes in the scope of consolidation in 2005 had a net impact of – €74.8 million. The group recorded currency gains of + €9.6 million, primarily as a result of the appreciation of the dollar and the pound sterling. At a constant scope of consolidation and constant exchange rates, the Group's revenue increased €35.4 million, for organic growth[1] of + 2.5% for the year ended December 31, 2005.

	2005	2004
France	20%	20%
Europe (excluding France and GB)	20%	18%
Great Britain	12%	15%
North America	40%	39%
Asia-Pacific	4%	4%
Latin America	4%	4%
Total	**100%**	**100%**

(1) Organic growth is calculated by comparing revenue for the current year to the revenue from the previous year, which has been recalculated as follows:
- revenue from the previous year is recalculated using the exchange rate for the current year;
- the amount thus obtained is added to the revenue of companies acquired between January 1 of the previous year and the date of acquisition for the period during which the companies were not yet consolidated;
- the revenue of the previous year is also corrected for the consolidated revenue of the companies that were transferred or closed between January 1 of the previous year and the date of transfer or closing.

Organic growth calculated in this manner is corrected for foreign currency fluctuations against the euro, as well for variations in the scope of the consolidated companies.

As in 2004, North America, Europe (excluding France and Great Britain) and France remained the Group's three most important regions in terms of revenue in 2005. Both France and North America reported slightly positive organic growth while organic growth in Europe (excluding France and Great Britain) and Latin America increased sharply. This was partly offset by decreased organic growth in Great Britain and the Asia-Pacific region.

Compensation

In 2005, compensation decreased 0.2% to €901.1 million from €903.3 million in 2004. At a constant scope of consolidation and constant exchange rates, compensation increased by 2.2%. In 2005, compensation represented 61.7% of revenue versus 60.6% in 2004. Note that this item includes expenses linked to share subscription or share purchase options for an amount of €12.1 million and €7.4 million at December 31, 2005 and 2004, respectively.

Other expenses and income from operations

Other expenses and income from operations amounted to – €408.0 million in 2005, compared to – €430.2 million in 2004, representing an improvement in net expenses of 5.2%. At a constant scope of consolidation and constant exchange rates, other gains and expenses increased by 6.6%. The ratio of other expenses and income from operations to revenue was 27.9% in 2005, representing a slight decrease compared to 2004 (28.9%).

Other operating items

Other operating items amounted to – €23.6 million in 2005 compared to + €15.2 million in 2004. As this line item by definition includes non-recurring items, 2005 and 2004 data are not directly comparable.

In 2005, other operating expenses and income included:
- goodwill impairment in an amount of €21.3 million. This impairment charge was taken with respect to 10 companies;
- costs associated with the departures of the former Chairman and Chief Executive Officer and top executives in an amount of €20.7 million;
- the disposal of two buildings in Spain (€8.0 million) and a minority stake in a company in Great Britain (€6.8 million).

In 2004, these line items included:
- goodwill impairment in an amount of €7.1 million relating to a single company;
- gains from the termination of retirees' supplementary health plans for an amount of €10.4 million;
- gains from the write-back of a provision for doubtful accounts with respect to MCI Worldcom;
- gains on disposals of companies under the restructuring plan.

Net financial expense

In 2005, net financial expense increased by 49.2% from €-85.8 million in 2004 to €-43.6 million in 2005. Financial expenses decreased in 2005 primarily due to the share capital increase carried out on October 19, 2004 which permitted the partial repurchase of the OCEANE 2000 convertible and/or exchangeable bonds, resulting in reduced interest expenses in 2005. Furthermore, the repurchase of 17,570,404 convertible and/or exchangeable bonds generated a loss of €15.9 million recorded in 2004.

Other income statement items

In 2005, tax expense decreased 41.9% to – €14.0 million from – €24.1 million in 2004. This decrease was primarily the result of a more favorable estimated future tax basis enabling increased recognition of deferred tax assets at December 31, 2005.

10. Liquidity and capital resources

At December 31, 2005, the amount of cash and cash equivalents amounted to €602.8, an increase of €68.8 million compared to December 31, 2004. Cash and cash equivalent includes liquid assets, deposits and short-term risk-free monetary investments carried out in connection with daily cash management.

At December 31, 2005, net financial debt amounted €416.7 million, an increase of €105.7 million compared to December 31, 2004.

The principal sources of financing in 2005 are from results of operations, the sale of two buildings, the sale of shares held by Havas of its own shares and the disposal of subsidiaries. At the end of December 2005, a credit facility in the amount of €100.0 million was drawn down (out of a total drawdown capacity of €150 million) to finance the reimbursement of the convertible and/or exchangeable bonds maturing on January 1, 2006 in an amount of €219.1 million.

The principal financing requirements in 2005 were related to earn-out payments with respect to purchases of shares of subsidiaries, repurchase of minority shareholders' interests in subsidiaries, investments in tangible and intangible fixed assets as well as the payment of dividends to the shareholders and minority shareholders of subsidiaries.

Operating activities

The Media business generates large cash flows which significantly exceed revenues from the business. For example, a cash position at a given date does not necessarily correspond to an average cash position observed over a year. The cash flow statement had negative cash flow from operating activities of €38.3 million in 2005 compared to positive cash flow from operating activities of €155.3 million in 2004. In 2005, cash flow from operating activities represented a negative €183.1 million variation from working capital requirements compared to an excess amount of €59.1 million in 2004. This difference in variations from working capital requirements is explained by one-time events which favored the working capital requirements at December 31, 2004 and, on the other hand, exacerbated requirements at December 31, 2005. The one-time nature of this variation is confirmed by a nearly stable average net debt between 2004 and 2005.

Investing activities

Cash used for investing activities was €44.2 million in 2005 and €60.5 million in 2004. The amount of tangible and intangible investments is identical between 2005 and 2004. Financial investments decreased by 42.1% primarily due to the drop of earn-out payments and payments linked to repurchase of minority interests. Proceeds from disposals of fixed assets rose sharply due to the disposal of two buildings in Spain for an amount of €18.1 million. Conversely, financial disposals fell considerably due to the disposals of companies carried out as part of the restructuring plan in 2004. Financial disposals in 2005 exclusively concerned the disposal of an entity in which the Group held a minority interest in UK for an amount of €11.5 million.

Financing activities

Cash provided by financing activities totaled €75.0 million in 2005, including the draw down of a credit facility in the amount €100.0 million at the end of December 2005 to finance the reimbursement of the convertible and/or exchangeable bonds maturing on January 1, 2006 for €219.1 million. Net cash provided by financing activities in 2004 represented an amount of €210.1 million primarily in connection with the reimbursement of the 1999 convertible and/or exchangeable bonds that matured on January 1, 2004 for an amount of €85.3 million as well as part of the 2000/2006 convertible and/or exchangeable bond for a total amount of €442.3 million (including €26.1 million of interest) and €50.2 million linked to the repurchase of the put option on the 2002/2009 OCEANE partially offset by the receipt of €388.0 million generated by the share capital increase.

Financial debt

Net financial debt at December 31, 2005 amounted to €1,019.5 million, an increase of €175.2 million compared to December 31, 2004. Financial debt consisted of:

- debt related to the 2000 and 2002 convertible and/or exchangeable bonds for an amount of €631.2 million (€608.5 million at December 31, 2004),
- bank loans in an amount of €163.7 million, including €130.0 million in long-term loans (€64.0 million at December 31, 2004 including €34.2 million in long-term loans),
- debt related to earn-out and buy-out payments for an amount of €12.1 million (€29.9 million at December 31, 2004),
- debt related to minority repurchases for an amount of €68.4 million (€61.1 million at December 31, 2004),
- short-term borrowings for an amount of €115.6 million (€50.7 million at December 31, 2004),
- various financial debt for an amount of €28.5 million (€27.6 million at December 31, 2004).

The financial debt break down by currency is as follows: 88% in euros, 5% in USD, 2% in GBP and 5% in other currencies.

OCEANE convertible and/or exchangeable bonds

At December 31, 2005, debt related to the convertible and/or exchangeable bonds amounted to €631.2 million, of which €219.1 million relate to the 2000/2006 OCEANE and €412.1 million relate to the 2002/2009 OCEANE.

In December 2000, the Company issued 32,817,012 convertible and/or exchangeable bonds with a nominal value of €21.60 for an aggregate principal amount at issuance of €708.8 million. Net proceeds received amounted to €694.9 million from this issuance. The maturity date was January 1, 2006, on which date 8,610,951 bonds were redeemed for a total amount of €219.1 million.

In May 2002, the Company issued 41,860,465 convertible and/or exchangeable bonds, each with a nominal value of €10.75 for an aggregate principal amount of €450.0 million. Net proceeds received from this issuance were €443.5 million. The bonds had an annual effective interest rate of 7.22% including a 4% coupon payable annually in arrears at January 1 of each year. The bonds have a maturity date of January 1, 2009. On January 1, 2004, the Company paid €50.2 million as consideration to bondholders who waived the early redemption clause (repurchase of the put option). This loan was reported in the balance sheet for an amount of €412.1 million at December 31, 2005 and €401.2 million at December 31, 2004.

Long-term bank borrowings

At December 31, 2005, the borrowings from banks amounted to €163.7 million. The weighted average interest rate on these debts was 3.7% at December 31, 2005 and 3.5% at December 31, 2004. Bank loans are generally negotiated at a floating interest rate. Of the total €163.7 million in bank loans, only €10.5 million were negotiated at a fixed rate, including debt linked to the convertible bond issued in January 2000 by Havas UK holding company to finance the acquisition of Lopex, the British group. The Company issued this convertible bond for an amount of £40.0 million due July 19, 2007, convertible into 117,131 Havas UK ordinary shares. The convertible bond bears interest at a rate of 7.6% per annum. At the same time, Havas entered into a forward purchase agreement under which Havas International has the right to purchase the shares resulting from the conversion of the bond for an amount of £25.2 million. The number of shares will be determined by dividing £40.0 million by the price of Havas UK shares on the day that the bank sells its shares to Havas International.

In addition, bank borrowings include the withdrawal of a credit facility agreement with a pool of banks ("Club Deal") for an amount of €100.0 million. The contract pertains to a credit facility of €150.0 million, of which €50.0 million had not been drawn down at December 31, 2005.

In December 2005, the Company entered into a new floating-rate credit facility for an amount of €100.0 million in addition to the unused amount of €50.0 million from the Club Deal. In addition to these two credit lines negotiated directly by the Company, there was also €182.6 million in undrawn credit facilities negotiated directly by its subsidiaries with their banks.

Debts related to earn out and buy out obligations

In connection with the acquisition of companies, Havas generally enters into contracts providing for additional payments which are booked as soon as the payments are probable and the amounts can be reliably measured. Havas also enters into agreements with minority shareholders for repurchasing their shares. These agreements are generally based on formulae that are representative of market conditions. These agreements are valued by applying the formula to the most recent financial data, which is either actual 2005 data or 2006 budget data. The estimated payment date corresponds to the date on which the agreement can be exercised or 2006 if the agreement can be exercised at the time of the manager's departure. If these agreements are conditional on the continued employment of the executives within the Group, the debt linked to these agreements is considered as a company debt and not as a financial debt.

At December 31, 2005, the amount of debt related to earn out obligations amounted to €12.1 million and €29.9 million at December 31, 2004. This decrease can be explained by the payment in 2005 partially offset by the revaluation of obligations existing at December 31, 2004 and by the establishment of a new contract linked to an acquisition completed in 2005.

The amount of the debt linked to repurchases of minority interests was €68.4 million at December 31, 2005, corresponding to an increase of €7.3 million compared to December 31, 2004. This increase is primarily explained by the revaluation of existing commitments at December 31, 2004 partially offset by payments made in 2005.

Short term borrowings

The amount of short term borrowings was €115.6 million at December 31, 2005, compared to €50.7 million at December 31, 2004. These borrowings are mainly positioned in France for €95.8 million and include a corresponding entry in the balance sheet as cash. This situation reflects the existence of a notional "cash pooling" which offsets the bank credit and debit balances in connection with the invoicing of interests, however it does not result in the resetting of each individual account.

Financial covenants

In exchange for obtaining certain bank credit facilities, Havas is committed to complying with a number of financial ratios applicable either to the Group's consolidated financial data in IFRS or to the Group's local financial data in U.S. GAAP. These ratios are detailed in the notes to the financial statements. As of December 31, 2005, Havas was in compliance with all financial ratios.

Treasury policies

Group policy is for its subsidiaries worldwide to hold cash and highly liquid investments in their local currency or in the currency of their operating currency. Where permitted by applicable law, preference is given to interest bearing cash accounts offering returns similar to a monetary index.

Cash pooling arrangements are implemented in the countries in which the size of operations justifies these arrangements in the countries where the Group operates. These pooling arrangements are intended to reduce financial expenses and, in the case of physical cash pooling, to reduce the use of bank financing.

For information on Group's policy on derivative securities, please see the chapter specifically treating this subject.

Contractual obligations

(amounts in € million)	Total	2006	2007	2008	2009	2010	Beyond 2010
Recognized							
Convertible bonds	631	219			412		
Bank borrowings	163	113	50				
Financial debt excluding accrued interest	8	6		1			1
Finance Leases	1	1					
Stock option plans	14	7	1	6			
Additional payments (Earn-out)	12	8	2	2			
Purchase of minority interests (Buy-out)	69	44	9	14		2	
Off balance sheet							
Operating leases	497	95	79	74	61	52	136
Stock option plans	45				45		
Indemnity for conscience clauses	12	12					
Total	**1,452**	**505**	**141**	**97**	**518**	**54**	**137**

Stock option plans

Some of the Group's subsidiaries have granted stock options accompanied by commitments to repurchase shares on the exercise date. These plans are known as "Cash-settled plans" and are therefore recorded as liabilities. The exercise price is generally based on a formula corresponding to market conditions on the award date. Such options are generally exercisable five to seven years after the award date and require continuing employment. The Group has a commitment to repurchase the shares at a price based on a formula corresponding to market conditions on the award date. The value of these obligations is determined by applying the formula to the latest available financial data, which are either the actual 2005 financial data or the 2006 budget data. The estimated payment date corresponds to the acquisition date of the options.

In addition, on September 29, 2004, the Company granted 104,733 stock options of its subsidiary Euro RSCG SA to 35 managers and employees of the group Euro RSCG SA. These options may be exercised under certain performance conditions and upon the condition of the continued employment of the beneficiaries during this period and will be available, either in part in September 2008 or in full in September 2009. Should the options be exercised, the Euro RSCG SA shares issued will be subject to an offer to sell to Havas SA by the beneficiaries and an offer to buy by Havas SA in exchange for Havas SA shares of equal value of the Euro RSCG SA shares. These repurchase agreements were signed June 8, 2005, on the day prior to the General Shareholders' Meeting of June 9, 2005, where such agreements were not discussed. They were brought to the attention of the Board of Directors on March 10, 2006. The Board will review their provisions during 2006.

The Group currently estimates that, should the 2006 to 2008 performance levels of the group Euro RSCG SA be in line with those achieved in 2005, the number of Havas SA shares to be awarded to beneficiaries, net of the subscribed exercise price, could represent an amount of €45 million.

This amount is likely to vary according to the organic growth of revenue and the operating margin rate attained between 2006 and 2008. If average performances are one point below these assumptions, either in terms of organic growth or the average operating margin rate, the amount to be paid would amount to €25 million. However, if the average performance levels are one point above these assumptions, either in terms of organic growth or the average operating margin rate, the amount to be paid would amount to €56 million. A mechanism will limit the payment to approximately one third of the cumulative operating margin of the group Euro RSCG SA over the period 2004 to 2008.

These options follow the accounting rules applicable to equity settled plans.

Conscience clauses

One executive's employment contract includes a "Conscience clause" that may be exercised in the event of the departure of the former Chairman and Chief Executive Officer of Havas SA before December 21, 2006 or in case of a significant change in the MPG stockholding leading to a change in its management structure or principal activity. Exercising this clause would entitle the executive to an indemnity equal to the contractual severance pay, which would amount to approximately €3 million.

Furthermore, eleven managers also have conscience clauses which they may exercise within a period of 3-6 months after the departure of the MPG CEO or in case of a significant change in the MPG stockholding leading to a change in its management structure or principal activity. These clauses provide for compensation equal to the amount due in the event of dismissal. If the conditions for exercising these clauses are met, and if these eleven managers were to exercise these clauses, the total amount of compensation due to them would amount to approximately €9 million. To the knowledge of the Group's executives who made their best efforts and are contesting their legal value, there are no other conscience clauses.

Other commercial commitments

(amounts in € million)	Total	2006	2007	2008	2009	2010	Beyond 2010
Given							
Security for media buying	11	2		8			1
Marketing rights	14	6	3	3	2		
Warranties for businesses disposed of	65					43	22
Other obligations	119	6	1				112
Total	**209**	**14**	**4**	**11**	**2**	**43**	**135**
Received							
Authorized unused credit lines	150	100		50			
Marketing rights	6	4	1	1			
Total	**156**	**104**	**1**	**51**	**0**	**0**	**0**

Security for media buying

It is standard practice in certain countries, particularly in the United Kingdom and Asia, that media buying operations carried out by agencies are garantied.

Marketing rights

The Group negotiates marketing rights with sports clubs for periods generally ranging from one to seven years. These rights are then re-sold to sponsors. The fees are paid on a monthly basis.

Guarantee of debts of disposed of business

In connection with the disposals of companies and businesses carried out in 2004, guarantees of debts were given to the acquirors regarding the sold companies and businesses. These amounts reflect the maximum amounts that may be due to the acquirers. These payments are generally capped at the amount of the applicable sales price and limited in time to two years following the date of sale except for tax risks in the United Kingdom where the period is extended to seven years following the sale.

Other commitments

Other commitments principally relate to guarantees granted to banks in the United Kingdom in order to allow the Group subsidiaries to use electronic banking payment systems.

Future cash needs

To meet short-term liquidity needs (less than one year), a significant amount of cash (€602.8 million) is available to the Group, as well as undrawn credit facilities totaling €150.0 million at December 31, 2005.

Based on the convertible and/or exchangeable bonds outstanding at December 31, 2005, and assuming no conversion, exchange or repurchase before maturity, the Company will be required to redeem €468.0 million (including principal and interest) on January 1, 2009 corresponding to the 2002 OCEANE convertible and/or exchangeable bonds. On January 1, 2006, the Company redeemed €219.1 million in respect of the 2000 OCEANE.

Generally, the Group's cash on hand, undrawn credit facilities, and the possibility to renew short-term credit facilities or to subscribe to new short-term credit lines will be sufficient to meet all of the Group's contractual obligations and cover all short-term financing needs, including repayment of short-term credit facilities, working capital requirements, capital expenditures, and payment of dividends.

11. Research and development, patents and license

Havas does not depend on any patent or license to carry out its activities.

12. Trend information

The Group's results of operations depend on:

- maintaining and growing its revenue;
- its capacity to retain existing clients and win new clients;
- overall economic and industry conditions;
- its capacity to adapt its costs to its revenues;
- its capacity to retain and recruit key personnel.

According to Havas' industry analysts, world advertising expenditures in major media will increase by 6% in 2006 at current prices (Source: ZenithOptimédia). Although Havas cannot guarantee that any such estimates are accurate, the Group's management believes that conditions for the industry as a whole in 2006 should continue to be favorable. Since January 2005, the Group has achieved notable success in new account wins. In this positive environment, the Company remains confident about its prospects in 2006, despite the loss of its clients Intel Corporation in February 2005 and Volkswagen in September 2005 which will weigh heavily on the results expected at the end of the first half 2006. The Group's objective is to pursue the positive development of its organic growth globally and continue to improve its profitability through new account wins, the development of existing clients and a continuing emphasis on cost control.

Havas believes that a certain number of industry trends have had and will continue to have a fundamental impact on its business and prospects. These trends include:

- continued client demand for integrated communications services, which consists of coordinating traditional advertising services with marketing, interactive, corporate communications and other communications services. In response to this trend, Euro RSCG was reorganized at the beginning of 2002 by bringing together agencies in different disciplines, such as advertising, marketing services, interactive and corporate communications, in the same geographic region, into one "Power of One" functional business unit having one set of objectives;
- globalization of many industries and the resulting globalization of the advertising and communications services industry and concentration of the industry into a relatively small number of global networks and a large number of smaller local and regional agencies. Given this trend the Group pursued, and continues to pursue, a strategy of expanding and consolidating its positions in various markets, namely through targeted acquisitions or strategic alliances to take advantage of opportunities to increase the geographic scope and service offerings of its existing networks;
- continued fragmentation of media audiences and proliferation of media channels, increasing the opportunities to reach consumers, but also increasing the complexity of the means used for doing so. As a result of this trend, the Group continues to invest in market research and efficiency measurement tools and techniques, primarily through the Media Planning Group division;
- growth of marketing services and the rapid development of new communications technologies has enabled advertisers to reach their intended audiences using means that are more targeted than traditional mass marketing. In response to this trend, the Group expanded its marketing services capabilities over the past several years primarily through acquisitions, including the acquisition of Snyder Communications in 2000. Accordingly, the Group launched Euro RSCG 4D, a new global marketing services brand integrating under one banner various marketing services agencies within Euro RSCG Worldwide;

- continued evolution of the Internet, interactive television and other emerging media as a new market for advertising and communications services. In response to this trend, the Group expanded its multimedia interactive communications services over the past several years, including through acquisitions, such as the acquisition in 2001 of the Snyder Communications interactive professional services business grouped together under Circle.com;
- evolution of media planning and buying from an ancillary service within traditional advertising agencies into a specialized autonomous service. In response to this trend, the Group created a separate division, Media Planning Group, in 1999 to handle its media planning and buying activities. The Group believes that operating these activities as separate entities rather than as departments within the agencies is the most effective structure to capitalize on growth opportunities in the media business;
- pressure on fees, particularly as client procurement departments, as opposed to marketing departments, are increasingly involved in negotiating pricing. To counteract this trend, the Group has sought to increase revenues by expanding the geographic markets in which it represents, and the categories of services it provides to, its clients, to continually adapt its costs to the fees negotiated with its clients, and to attempt to negotiate fees that include incentives based on the effectiveness of the advertising and marketing campaigns operated by the Group agencies; and
- increasing demands by major international clients for exclusivity in their relationships with advertising and communications services groups, calling into question the traditional advertising holding company structure made up of multiple independent international networks representing clients with competing products and services within the same group. As a result of this trend, the Group decided to make Euro RSCG the unique global advertising agency network of the Group, with Arnold Worldwide Partners concentrating its efforts on developing a strong creative presence in local markets in a smaller number of countries.

13. Profit forecasts or estimates

Havas has elected not to include a profit forecast or estimate in this annual report.

14. Administrative, management and supervisory bodies and senior management

14.1. Information on administrative, management and supervisory bodies and senior management

14.1.1. Members of the Board of Directors and Executive Committee

The Company is governed by a Board of Directors composed of sixteen members. The Company's bylaws state that the Board of Directors must be composed of three to eighteen members, unless otherwise specified by law. Directors are appointed for a period of 3 years, renewable.

The Board of Directors appoints a Chairman of the Board of Directors from among its natural person members. The Chairman of the Board of Directors can be re-elected.

Since July 12, 2005, the functions of Chairman of the Board of Directors were separated from those of the Chief Executive Officer.

Mr. Vincent Bolloré has been Chairman of the Board of Directors and since March 10, 2006, Mr. Fernando Rodés Vilà Chief Executive Officer. Both men are also Directors.

At the date of this document, the Board of Directors consists of 16 members. The members of the Board of Directors were, on the date hereof, as follows:

Name	Age	Principal occupation	Business address	Director since	Term Expires (date of shareholders' meeting)
Mr. Vincent Bolloré	54	Chairman of the Board of Directors	Tour Bolloré, 31-32, quai de Dion-Bouton 92800 Puteaux	2005	2008
Mr. Jacques Séguéla	72	Vice-President Chief Creative Officer Chief Communication Officer Havas	2, allée de Longchamp 92150 Suresnes	1992	2008
Mr. Ed Eskandarian	69	Vice-President Chairman Chief Executive Officer Arnold Worldwide Partners	101 Huntington Avenue Boston MA02199 (USA)	2000	2007
Mr. Fernando Rodés Vilà [1]	45	Chief Executive Officer	2, allée de Longchamp 92150 Suresnes	2001	2006
Mr. Cédric de Bailliencourt	36	Permanent representative of Bolloré Investissement	Tour Bolloré, 31-32, quai de Dion-Bouton 92800 Puteaux	2005	2008
Mr. Marc Bebon	58	Permanent representative of Bolloré Médias Investissements	Tour Bolloré, 31-32, quai de Dion-Bouton 92800 Puteaux	2005	2008
Mr. Pierre Bouchut	50	Chief Financial Officer of Schneider Group	43-45, bd Franklin-Roosevelt 92500 Rueil-Malmaison	2005	2008
Mr. Michel Boutinard Rouelle	60	Vice-President of Gallimard Group	5, rue Sébastien-Bottin 75007 Paris	1997	2008
Mr. Richard Colker [1]	60	Managing Partner, Colker, Gelardin & Co	6 Pelham Place Londres SW72NH (United Kingdom)	1995	2006
Mr. Pierre Lescure	60	Chairman and CEO Anna Rose Production	c/o Endemol France, 10, rue Torricelli 75017 Paris	1994	2007
Mr. Thierry Marraud	64	Chief Financial Officer of Bolloré Group	Tour Bolloré, 31-32, quai de Dion-Bouton 92800 Puteaux	2005	2008
Mrs Laurence Parisot	46	Chairman of the Medef Chairman of IFOP	6-8, rue Eugène-Oudiné 75013 Paris	2005	2008
Mr. Alain de Pouzilhac [2]	60	Chairman of the CFII management board	9, rue Maurice-Mallet 92798 Issy-les-Moulineaux Cedex	1989	2006
Mr. Leopoldo Rodés Castañe	71	Chairman of the MPG Board of Directors GEVISA	Escoles Pies 118, 08017 Barcelona (Spain)	2001	2007
Mr. Patrick Soulard	54	Deputy Chief Executive Officer of the Investment Banking Division Société Générale	17, cours Valmy Paris-La Défense 7 Valmy 92972 Paris La Défense Cedex	1999	2007
Mr. Clément Vaturi	65	Permanent representative of Société Centrale Immobilière et Foncière SOCIF	119, rue de Paris 92100 Boulogne	1988	2007

(1) Renewal of term to be proposed at Shareholders' Meeting on June 12, 2006.
(2) Mr. Alain de Pouzilhac has not asked that his term be renewed at the Shareholders' Meeting on June 12, 2006.

The terms and functions of each Director in all companies are detailed in the annexes of this annual report.

Company officers whose appointments have ended:

The persons below were corporate officers in 2005:

Mr. Alain Cayzac, director, resigned from the Board of Directors on March 10, 2006. He was Havas' Chief Communications Officer until December 31, 2005.

Mr. Jacques Hérail was Executive Vice-President until June 21, 2005 and the Group's Chief Financial Officer until November 25, 2005.

Mr. Thierry Meyer: director from 1995 to 2005.

From 1995 to 2002, Mr. Meyer was director of multinational companies, mainly in the communications sector.

Mr. Jacques Mayoux: director since 1988; resigned on January 20, 2006.

Mr. Mayoux is Vice Chairman of Goldman Sachs Europe and Honorary Chairman of Société Générale.

Mr. Alain de Pouzilhac: Chairman and Chief Executive Officer until June 21, 2005. Mr. de Pouzilhac indicated that he did not wish the renewal of his appointment to be proposed at the General Shareholders' Meeting convened on June 12, 2006.

Mr. Philippe Wahl: Chief Executive Officer from July 12, 2005 to March 10, 2006.

14.1.2. Summary Biographies of the members of the Board of Directors

- **Vincent Bolloré**
  Director since June 2005, Chairman of the Board of Directors since July 12, 2005.
  Mr. Vincent Bolloré, industrialist, is Chairman of the Board of Directors of Bolloré Investissement and Financière de l'Odet, Chairman and CEO of Bolloré SA. He is a director of Natexis Banques Populaires, Vallourec, Mediobanca, Generali France and also Advisor to Banque de France.

- **Jacques Séguéla**
  Director since June 1992.
  Jacques Séguéla holds a Ph.D. in Pharmacy, and began his career as a reporter for Paris-Match, then for France-Soir. In 1969, he created RSCG, which merged with Eurocom in 1992 to form Euro RSCG Worldwide, today known as Havas, where he became Vice-President responsible for publicity and communications. He is the author of numerous books on advertising and has been involved in several election campaigns for political figures.

- **Ed Eskandarian**
  Director since September 2000.
  A graduate of Villanova and Harvard Universities, Ed Eskandarian began his career as a scientist with NASA. In 1971, he became Senior Vice-President of the Humphrey Browning MacDougall advertising agency and was appointed Chairman and CEO in 1981. When the agency was acquired by London-based WCRS, he became Chairman and Chief Executive of the new entity. In 1990, he decided to launch his own communications agency and acquired Arnold & Co. He joined the Havas Group in 2000 following the acquisition of Snyder, becoming Chairman and Chief Executive Officer of the new division, Arnold Worldwide Partners.

- **Fernando Rodés Vilà**
  Director since January 2001, Chief Executive Officer since March 2006.
  After earning an economics degree from UCB, Fernando Rodés Vilà began his career in finance in the capital markets department of Manufacturers Hanover Trust. In 1988, he joined Banco Español de Crédito. Appointed Chief Executive Officer of Media Planning SA in 1994, he, along with his brother Alfonso and the management team, helped to build the company into the leading media agency in Spain, Portugal and Latin America. When Media Planning SA joined the Havas Group in 1999 to form the Media Planning Group (MPG), Fernando became Chief Executive Officer of the new division. Fernando Rodés Vilà was appointed Chief Executive Officer of Havas on March 10, 2006.

- **Cédric de Bailliencourt**
  Permanent representative of Bolloré Investissement, Director since June 2005.
  Mr. de Bailliencourt is Chief Executive Officer of Bolloré Investissement and of Financière de l'Odet, and Director of Equity Interests and communications for the Bolloré Group, which he joined in 1996. He is a graduate of the Institut d'Études Politiques de Bordeaux, and holds a DESS degree in Political and Social Communications from the Université Paris I Sorbonne.

- **Marc Bebon**
  Permanent representative of Bolloré Investissement, Director since June 2005.
  Chairman of Bolloré Médias Investissements, Marc Bebon is Chief Treasury and Financing Officer of Bolloré Group, which he joined in 1982.

- **Pierre Bouchut**
  Director since June 9, 2005.
  Pierre Bouchut graduated from the HEC School of Management in Paris and holds a masters' degree in applied economic sciences from Paris Dauphine. In 1979 he began his career with Citibank Paris and then joined Bankers Trust France SA as Vice-President, Corporate Finance. In 1988, he became a consultant for Mc Kinsey & Company in the areas of Corporate Finance and Integrated Logistics. In 1990, he was hired as Chief Financial Officer of the Casino Group, which he left in 2005 when he was Director and Chief Executive Officer. Mr. Bouchut was recently appointed Chief Financial Officer of Schneider Group.

- **Michel Boutinard Rouelle**
  Director since March 1997.
  A graduate of the Institut d'Études Politiques de Paris (IEP) and the École Nationale d'Administration (ENA), Mr. Rouelle began his career in government and public affairs before becoming Advisor to the Prime Minister in 1986. After joining Vivendi Universal Publishing, a French media group, in 1989, he was appointed Chairman and Chief Executive Officer of its affiliate Havas Média Communication from 1995 to 1999. He served as Vice-Chairman of the Executive Committee of Vivendi Universal Publishing in 1997 and 1998. He became an independent consultant in 1999, then from June 2003 to September 2005, was Vice-President in charge of Print media for the La Poste Group. Since September 2005, he has been Executive Vice-President of the Gallimard Group.

- **Richard Colker**
  Director since June 1995.
  A graduate of Michigan State University, Richard Colker began his career in 1969 in the Finance Department of Wells Fargo Bank. From 1976 to 1983, he served as Vice-President of Banque de la Société Financière Européenne, a French financial institution. From 1983 to 1990, he was Managing Director, Investment Banking, and member of the Management Committee of the investment bank Kidder Peabody International Ltd., and of two of its subsidiaries. He was Chairman and CEO of Havas from June 21 to July 12, 2005. He is currently Managing Partner of Colker, Gelardin & Co., a private investment company.

- **Pierre Lescure**
  Director since June 1994.
  A graduate of the Paris Centre de Formation des Journalistes, Pierre Lescure started his career as a radio journalist. He then moved into television, where he held a variety of positions. In 1984, he participated in the launch of France's first private TV channel, Canal+, becoming Chief Executive Officer in 1986. Then in 1994, he was appointed Chairman and CEO of the Canal+ Group and, in 2001, Chief Operating Officer of Vivendi Universal. He left Vivendi Universal and the Canal+ Group in April 2002. In November of the same year, he was elected to the Board of Directors of Thomson Multimedia. He is currently Chief Executive Officer of Anna Rose Productions.

- **Thierry Marraud**
  Director since June 2005.
  Thierry Marraud was Chief Financial Officer of Saint-Gobain then member of the Executive Committee of Crédit Lyonnais (1995-2000) and Chairman of the Board of Directors of Marsh S.A., the French subsidiary of Marsh Inc., world leader in insurance brokerage and risk management (2000-2002). Thierry Maraud is currently Chief Financial Officer of the Bolloré Group.

- **Laurence Parisot**
  Director since June 2005.
  Laurence Parisot holds a Masters in Public Law and a DEA (equivalent to an M-Phil) in Politics and is also a graduate of the Institut d'Études Politiques de Paris. She began her career in 1985 as a researcher. In 1986, she became Chief Executive Officer of the Institut Louis Harris France. In addition to her duties as Chairwoman of the French Institute of Public Opinion (IFOP – annual revenue: €32 million) a position she has held since 1990, Ms. Parisot is since July 5, 2005, Chairman of the MEDEF *(Mouvement des Entreprises de France)*, a federation of French businesses. Ms. Parisot has also been a member of the supervisory board of Eurodisney SCA since 2000 and of Michelin SCA since 2005.

- **Alain de Pouzilhac**
  Director since June 1989.
  Alain de Pouzilhac began his career at Publicis Conseil, a French advertising company, in 1969 as an Assistant Account Executive. In 1970, he joined the French advertising company DDB as Account Executive, later becaming Account Supervisor.
  In 1975, he was appointed Chief Executive Officer of Havas Conseil, a subsidiary of Eurocom later named HCM, then HDM, becoming Chairman and Chief Executive Officer in 1982. In 1989 he was appointed Chairman and Chief Executive Officer of Eurocom, today known as Havas, where he remained until June 21, 2005. At the end of 2005, he was appointed Chairman of the Management Board of CFII.

- **Leopoldo Rodés Castañe**
  Director since May 2001.
  A graduate of Barcelona University, Leopoldo set up the Tiempo advertising agency in 1958 where he served as Chairman and CEO until 1984. In 1985, he was named Chairman of "Barcelona 92," the organization he founded to support Barcelona's bid for the 1992 Summer Olympic Games and he went on to become a member of the Barcelona Summer Olympic Games executive committee from 1986 to 1992. From 1994 to 1996, he was a member of the international advisory board of Repsol, a Spanish oil company, and was Vice-Chairman of the Spanish bank Urquijo until 2004.
  In 1978, he became at its founding, Chairman of Media Planning SA, a company that was acquired by Havas in 2001 and since 1999, he has been Chairman of the Spanish group Media Planning Group. He is Chairman of the Fundació Museu d'Art Contemporani of Barcelona.

- **Patrick Soulard**
  Director since December 1999.
  A graduate of the Institut d'Études Politiques de Paris and the École Nationale d'Administration, Patrick Soulard began his career in government, holding various positions in the Ministry of Finance from 1977 to 1986. In 1986, he joined BNP where he held the positions of Financial Affairs Director, CEO of Banexi and member of the BNP General Management Committee. In 1996, he joined Société Générale as Senior Banker. He is currently Deputy Chief Operating Officer of Banque de Financement et d'investissement Société Générale.

- **Clément Vaturi**
  Permanent representative of Société Centrale Immobilière et Foncière (SOCIF).
  Director since 1988.
  A graduate of the Massachusetts Institute of Technology, Clément Vaturi has been Chairman of the Board of Directors of Société Immobilière Hôtelière since 1983 and the Chairman and Chief Executive Officer of its subsidiary, SOCIF, since 1984.

14.1.3. Convictions for fraud, bankruptcy, public sanctions (pronounced over the last five years):

Mr. Clément Vaturi indicated that he had been subject to a sentence by a French Court which had been disputed by the European Court of Human Rights.

No other director declared that they had been convicted for fraud or public sanctions, or had been connected with bankruptcy proceedings over the last 5 years.

14.1.4. Family relationships

Mr. Fernando Rodés Vilà, Chief Executive Officer of the Company, is the son of Mr. Léopoldo Rodés Castañe, Director.

14.1.5. Executive Committee

The members of the Executive Committee, as of the date of this document, were as follows:

Mr. Fernando Rodés Vilà	Chief Executive Officer
Mr. Jacques Séguéla	Vice-President
Mr. Ed Eskandarian	Vice-President
Mr. Rémi Babinet	Chairman of BETC Euro RSCG
Ms. Mercedes Erra	Chairman of Euro RSCG France
Mr. Stéphane Fouks	CEO France of Euro RSCG Worldwide
Mr. David Jones	Chairman and CEO Euro RSCG Worldwide
Mr. Hervé Philippe	Chief Financial Officer

Chairman of the Board of Directors, Mr. Vincent Bolloré is also attending Executive Committee meetings.

14.1.6. Audit Committee

The members of the Audit Committee, as of the date of this document, are as follows: *Mr. Pierre Bouchut, Chairman; Ms. Laurence Parisot; and Mr. Michel Boutinard Rouelle.*

14.2. Conflicts of interest

14.2.1. Conflicts of interests between directors' duties to the Company and their private interests - or statement of lack thereof

To the best of our knowledge and on the date of this document, there was no potential conflict of interest between Directors' duties to the Company and their private interests or other duties.

Related party transactions are detailed in section 19.

14.2.2. Arrangements or covenants with leading shareholders governing the appointment of the Company's senior management and executives

On January 20, 2001, the Company signed an agreement with the founders of Media Planning Group, including Compañia De Cartera E Inversiones SA (held by the family of Messrs. Fernando Rodés Vilà and Leopoldo Rodés Castañe) defining the conditions for their transfer and the sale of 55% of the capital of Media Planning Group.

Under the terms of this agreement, the founders of Media Planning Group were entitled to be represented on the Company's Board of Directors. Pursuant to this agreement, the Company's management in 2001 proposed the appointments of Messrs. Leopoldo Rodés Castañe and Fernando Rodés Vilà to the office of Company Director.

Information pertaining to the shareholders' agreement entered into between Bolloré Investissements and Sébastian Holding Inc. can be read under section 18.3.

14.2.3. Restrictions concerning the disposal by senior management *of their equity interests in the Company's capital*

The Directors received shares in the Company as directors' fees for 2002 to 2004. The shares can neither be sold nor assigned throughout the term of their appointment as Directors.

15. Compensation and benefits of company executives

15.1. Amount of compensation paid and fringe benefits

1. Components of 2005 compensation packages

The compensation of executive officers, detailed in the table below, includes, or for those who have left the group, included:
- a fixed salary,
- an annual bonus,
- a long-term incentive plan for certain executives.

a) Fixed salary

No salary increases have been awarded to our executive officers for 2005.

b) Annual bonus

Annual bonuses are determined based primarily on quantitative criteria such as:
- the Ebit[1] and/or the EBIT expressed as a percentage of revenue,
- organic growth[2],
- earnings before taxes,
- cash criteria (free cash flow at Company level, working capital requirements at division level).

These targets are set at either the Group or division level, depending on the executive.

Annual bonuses are also based on clearly pre-defined non-financial parameters for certain executives.

Depending on the executive's position, the total annual bonus, assuming that all the targets are met, can represent between 50% and 100% of the individual's salary. These amounts may, however, increase progressively to 200% of base salary if the targets are exceeded.

c) Long-term Incentive Plan (L.T.I.P)

Following the departures of Messrs. de Pouzilhac, Hérail and Heekin, the long-term incentive plan from which they benefited has been terminated. The other executives did not have such incentive plans.

2. Stock options/bonus shares

The Group did not grant any options in 2005. In addition, the Group was not authorized to grant bonus shares.

3. Directors' fees

The distribution of directors' fees as retained by the Board of Directors' meeting of March 10, 2006, was as follows:
- €1,000 per year and per Director
- €5,000 per year for the Chairman of the Audit Committee.

We should stress that the amounts mentioned above are calculated, where applicable, on a pro rata basis depending on the actual attendance of each Director at board meetings.

Furthermore, Directors who also hold executive functions receive no directors' fees.

4. Compensation data

Gross compensation of Executive Directors for 2005

(in euros)	Base Salary	Variable Compensation	Other Compensation	Havas Directors' fees	Total 2005
Executive Directors					
Jacques Séguéla	450,000	900,000	4,937	N/A	1,354,937
Ed Eskandarian**	602,517	321,342	39,314	N/A	963,173
Fernando Rodés Vilà	600,000	1,155,934	215,531	N/A	1,971,465
Leopoldo Rodés Castañe	700,000	326,250	283,113	N/A	1,309,363
Philippe Wahl*	236,111	56,000	2,383	N/A	294,494
Sub-total	**2,588,628**	**2,759,526**	**545,278**		**5,893,432**
Former executive directors					
Alain de Pouzilhac	471,234	N/A	4,951,718	225	5,423,177
Alain Cayzac	446,951	N/A	41,894	N/A	488,845
Jacques Hérail	678,553	N/A	39,818	N/A	718,371
Total	**4,185,366**	**2,759,526**	**5,578,708**	**225**	**12,523,825**

* Compensation linked to actual attendance between July 12 and December 31, 2005

** Amounts in US dollars converted into euros at the 2005 average rate of 1 € = 1.2448 USD

5. Special provisions

- *Jacques Séguéla*
  - Jacques Séguéla had signed a services agreement with the Company on May 26, 2005, which was to come into effect when he retired. The agreement was valid for 24 months and was renewable at the Company's discretion. Pursuant to this agreement, Jacques Séguéla would receive fixed fees of €80,000 excluding taxes per quarter as well as variable fees that may amount to €128,000 excluding taxes. Lastly, under the agreement, J. Séguéla could receive up to €130,000 for generating new business. The agreement, which never came into effect, was terminated on May 4, 2006.
  - Jacques Séguéla's employment agreement includes a 24-month non-compete clause during which he is paid at 50% of the average of the fixed and variable compensation owed by Havas under the last calendar year in which his agreement will end. However, the Company reserves the right to release Mr. Séguéla from this obligation and, should that occur, not pay him the non-compete indemnity.
  - Jacques Séguéla's employment agreement included a conscience clause under which Jacques Séguéla is entitled to claim two years of his total salary in the event of a significant change in management unilaterally decided by the Company; the termination or non-renewal of the office of the Chairman and CEO of the Company falls in this category. This clause can be exercised within 6 months after the occurrence of the above-mentioned events. Jacques Séguéla did not exercise this conscience clause following the departure of Alain de Pouzilhac.
  - Jacques Séguéla has use of a chauffeur-driven company vehicle.

- *Ed Eskandarian*
  - Ed Eskandarian has signed a services agreement with the Company which will come into effect when he retires. This agreement is valid for 24 months and stipulates compensation of $500,000 per year.
  - In the event of a breach of his employment agreement, Ed Eskandarian will be entitled to his full compensation until January 31, 2007, with a guaranteed minimum of 6 months' compensation.
  - Ed Eskandarian's fringe benefits include club fees and payment of supplementary health and disability plans.

- *Fernando Rodés Vilà*
  - In the event of a termination of his employment agreement with Media Planning Group, Fernando Rodés will be entitled to an indemnity representing two years of his total annual compensation. Following his appointment as CEO on March 10, 2006, Fernando Rodés waived in full his conscience clause.
  - In addition, his expatriation expenses have been refunded (€75,000/year) and he receives from a defined-benefit supplementary retirement plan (contributions of €60,000/year). These amounts are detailed in the column "Other compensation" of the chart "Compensation data" on page 32.

(1) EBIT: earnings before interest and taxes.

(2) Organic growth is calculated by comparing revenue for the current year to the revenue from the previous year, which has been recalculated as follows:
- revenue from the previous year is recalculated using the exchange rate for the current year;
- the amount thus obtained is added to the revenue of companies acquired between January 1 of the previous year and the date of acquisition for the period during which the companies were not yet consolidated;
- the revenue of the previous year is also corrected for the consolidated revenue of the companies that were transferred or closed between January 1 of the previous year and the date of transfer or closing.

Organic growth calculated in this manner is corrected for foreign currency fluctuations against the euro, as well for variations in the scope of the consolidated companies.

- *Alain Cayzac*
  - The employment agreement of Alain Cayzac ended on December 28, 2005. He remained a Havas director until his resignation on March 10, 2006.
  - Alain Cayzac signed a non-compete agreement for a period of 24 months as from his departure. Accordingly, Alain Cayzac will receive a total gross indemnity of €924,000. As the payments of this indemnity began in January 2006, they have not been recorded under "Other Compensation". The Company has booked provisions for this indemnity (increased by social security contributions) in its accounts.
  - €37,500 of the amount recorded in "Other Compensation" corresponds to the payment of statutory paid leave.
  - The circumstances relating to the departure of Mr. Alain Cayzac are being litigated and described in the notes to the consolidated financial statement.
- *Jacques Hérail*
  - Jacques Hérail was appointed Executive Vice-President of the Company by Alain de Pouzilhac until June 21, 2005. He also served as Chief Financial Officer until November 25, 2005.
  - €34,511 of the amount recorded in "Other Compensation" corresponds to the payment of statutory paid leave.
  - The circumstances relating to the departure of Mr. Jacques Hérail are being litigated and are described in the notes to the consolidated financial statement.
- *Alain de Pouzilhac*
  - Alain de Pouzilhac was the Chairman and Chief Executive Officer of the Company until June 21, 2005.
  - The line item "Other Compensation" includes total indemnities paid to him at the end of his term of office, namely €4,384,615. In addition, Alain de Pouzilhac signed a non-compete agreement for a period of 36 months as from his departure. Therefore, Alain de Pouzilhac will receive an overall gross indemnity of €3,392,000, and has already received a gross indemnity of €565,333, reported under the item "Other Compensation." The Company has set aside provisions for the outstanding balance of €2,826,667 (grossed up in an amount equal to social security contributions).
  - Alain de Pouzilhac liquidated a supplementary retirement plan set up by the company in 1978 in respect of which the Company had stopped paying contributions since January 1, 1992, as Mr. Alain de Pouzilhac had partially waived his rights under this plan.
  - Alain de Pouzilhac was assigned a chauffeur-driven company vehicle.
- *Leopoldo Rodés Castañe*
  - In the event of a termination of the employment agreement signed with Media Planning Group, Léopoldo Rodés will be entitled to an indemnity payment representing two years of his total annual compensation.
  - His agreement (which is regulated by Spanish law) includes a conscience clause under which he can claim two years of his total salary in the event of:
    - termination or non-renewal of the duties of Alain de Pouzilhac. This clause has been extended to December 31, 2006;
    - significant change in the shareholding of MPG which would result in a replacement of management bodies or a change of its principal business.
  - He also benefits from a supplementary disability and health plan. The amounts paid under the terms of this agreement are included in the column "Other Compensation" in the table on page 32.
- *Philippe Wahl*

  Philippe Wahl was appointed Chief Executive Officer of the Company on July 12, 2005, and his employment ceased on March 10, 2006. Mr. Wahl had been assigned a chauffeur-driven company vehicle.

Gross compensation of non-executive directors paid in 2005

(in euros)	Directors' fees	Other compensation	Total 2005
Non-executive directors			
Vincent Bolloré	445		445
Bolloré Investissement	445		445
Bolloré Média Investissements	445		445
Pierre Bouchut	2,480		2,480
Michel Boutinard-Rouelle	1,000		1,000
Richard Colker	3,860	40,000 (1)	43,860
Pierre Lescure	670		670
Thierry Maraud	445		445
Jacques Mayoux	445		445
Thierry Meyer	560		560
Laurence Parisot	115		115
SOCIF	890		890
Clément Vaturi	–		–
Patrick Soulard	890		890
Total	**12,690**	**40,000**	**52,690**

(1) Richard Colker was Chairman and CEO of Havas from June 21, 2005, to July 12, 2005, when Vincent Bolloré was appointed Chairman of the Board of Directors and Philippe Wahl was appointed CEO of Havas.

15.2. Amounts set aside or accrued by the issuer or its subsidiaries to provide pension, retirement or similar benefits

At December 31, 2005, the Company had set aside total provisions of €831,000 to meet its contractual retirement obligations, including €35,000 taken up in 2005.

16. Board practices

Mr. Vincent Bolloré, Chairman of the Company's Board of Directors, and Fernando Rodés Vilà, Chief Executive Officer, represent the Company in its dealings with third parties.

The Chief Executive Officer is vested with the broadest powers to act under all circumstances on behalf of the Company.

He exercises these powers within the limits of the corporate purpose and subject to the powers expressly attributed to Shareholders' meetings and Board meetings.

16.1. Procedures of the Board of Directors

16.1.1. Appointments of Directors

The dates of the beginning and end of Directors' terms are indicated in section 14.1.

16.1.2. Independent directors

Because the Company is listed on both Euronext Paris and on the NASDAQ in New York, the criteria for the independence of the Havas Directors are based on the recommendations issued in France (as set forth in the Bouton and AFG reports) as well as the rules issued by NASDAQ.

Among other things, an independent director, according to NASDAQ criteria:

- may not be, or have been for the last three years, an employee of the Company or of one of the companies of the Group;
- may not have had a significant economic relationship with the Company or the Group for the last three years, either directly or through a member of his/her family or a company controlled by the directors or by a member of his/her family;
- may not have received more than USD 60,000 per year in compensation from the Group during the last three years, with the exception of directors' fees.

The Board of Directors currently has six independent directors meeting these criteria.

16.1.3. Board of Directors

The Company is governed by a Board of Directors that currently has 16 members. The Company's bylaws stipulate that the Board of Directors must be comprised of three to eighteen members, unless otherwise specified by law. The bylaws stipulate that each director must own one share.

Internal rules of the Board

Since 2001, the Board of Directors has been governed by Internal rules which provide for:

- the possibility of participating in Board meetings via videoconferencing;
- the conversion into nominative form of shares owned by corporate officers and the means by which such officers can declare dealings in the shares that they own;
- the non-participation of executive Directors in the deliberations relating to their compensation.

The Internal rules also stipulate that Directors must own 3,000 shares in the Company for the duration of their term.

In addition to these Internal Rules, there is the charter governing the Audit Committee.

On May 4, 2006, the Board of Directors decided to abolish the Internal rules.

16.1.4. Internal Controls

The report of the Chairman of the Board of Directors on internal controls is appended to this annual report. The Auditors' report on the report of the Chairman of the Board of Directors regarding internal controls is appended to this annual report.

16.2. Service providing agreements between the Company's executive officers or its subsidiaries providing benefits upon termination of employment

This information is provided in sections 15.1 and 19 of this annual report.

16.3. Information on the Audit Committee and the Compensation and Selection Committee

The Company's Audit Committee was created by Board decision on July 26, 2000. It is currently composed of three independent directors according to the criteria of the Bouton report and NASDAQ regulations: Mr. Pierre Bouchut, Chairman, Mr. Michel Boutinard Rouelle and Ms. Laurence Parisot.

The Charter of the Audit Committee approved by the Board of Directors on July 26, 2000, and amended on March 3, 2004, defines the responsibilities of the Committee. They consist mainly of reviewing with Havas management and its auditors and accountants:

- the interim and annual company and consolidated financial statements in accordance with IAS/IFRS, prior to being submitted to the Board of Directors, as well as the financial statements established in accordance with US GAAP in the Form 20-F filed with the SEC;
- the control environment and the organization of internal controls within the Group;
- specific accounting issues and options relating to the presentation of the financial statements.

The Report of the Audit Committee

Members

The Audit Committee is appointed by the Board of Directors of the Company.

Since July 2000, it has been composed of three Directors:
- Mr. Richard Colker, Chairman of the Committee,
- Mr. Michel Boutinard Rouelle,
- Mr. Clément Vaturi.

In 2005, two members left the Committee because they were no longer considered "independent" pursuant to the independence criteria of the Bouton report and NASDAQ:
- Mr. Richard Colker, due to his duties as Chief Executive Officer of Havas, a position he held from June to July 2005,
- Mr. Clément Vaturi, due to the duration of his position as Director.

Since the Board of Directors' meeting of June 28, 2005, the Audit Committee is composed of:
- Mr. Pierre Bouchut, Chairman of the Committee,
- Ms. Laurence Parisot,
- Mr. Michel Boutinard Rouelle.

In addition to the three members of the Committee, the following persons attend these meetings:
- The Chief Executive Officer,
- The Chief Financial Officer,
- The legal and financial officers of Havas whose presence is required for purposes of advising the Committee.

Activities

In 2005, the Committee met seven times to review the financial statements to be published, and to discuss issues that the Committee had decided to raise.

In addition to the financial statements to be published, the Committee considered the following items:
- the completion of the 2005 Internal Audit Plan, the review of the principal findings of missions conducted, discussion of the 2006 Internal Audit Plan, a review of resources and the 2006 budget for the Internal Audit;
- the progress of the Helios project intended to prepare the Group for compliance with the requirements of the French law on Financial Security and the Sarbanes Oxley Act (Section 404) in terms of Internal Control. The Committee regularly monitored the status of the project, the action plan and the 2006 budget, including internal resources, consultants and specific audit fees;
- a review of the *financial statements at June 30, 2005, which were presented for the* first time in accordance with IAS/IFRS. Specific explanations were provided for standards having a material impact on the Group's accounts;
- the monitoring of financial covenants which the Group has undertaken to comply with in credit agreements signed with banks;
- approval of the missions performed by and a review of the fees allocated to the Statutory Auditors and contract auditors and a discussion of the renewal of their terms of office;
- a review and approval of transactions with related parties;
- a review of the most significant litigation and the provisions set aside such litigation;
- a review of cases reported through whistle blowing procedures.

By decision dated March 10, 2006, the Board of Directors terminated the functions of the Compensation and Selection Committee.

16.4. Corporate Governance

Because the Company is listed on both Euronext Paris and on the NASDAQ in New York, the Company's governance is derived from both the recommendations issued in France by the Bouton report as well as the mandatory regulations governing NASDAQ. The Company complies with the recommendations and texts of these standards with regard to the Audit Committee.

17. Employees, shares and stock options

17.1 Information concerning employees

Compilation of data

In 2005, Havas renewed its global survey to gather social data from the countries where its agencies have the largest number of employees.

The scope for compiling information was extended this year to other agencies and countries.

Due to the large number of responses received in this survey, the collected data forms a representative sample of the Group.

Analysis of Men/ Women

Women represented approximately 2/3 of the workforce; this trend observed in 2004 was confirmed in 2005 in the three operational divisions.

Havas Group


39% MEN
WOMEN 61%

Division	Men	Women
Arnold WW	41%	59%
Euro RSCG	39%	61%
MPG	38%	62%
Havas Group	39%	61%

Breakdown of employment agreements

There is a very limited incidence of fixed-term contracts (5% for the entire Group).

Havas Group


5% FTC
OEC 95%

	OEC	FTC
AWP	98 %	2 %
Euro RSCG	94 %	6 %
MPG	95 %	5 %
Havas Group	95 %	5 %

Age pyramid

The Group's age pyramid is pear shaped, indicating a high presence of employees under 35 years of age (approximately 50% of employees). The average age of men and women in the Group is 37 years of age.

The communication sector remains a highly attractive sector for young people.

Havas Group



60 years and +
55-59 years
50-54 years
45-49 years
40-44 years
35-39 years
30-34 years
25-29 years
- 25 years
MEN
WOMEN

Arnold WW



60 years and +
55-59 years
50-54 years
45-49 years
40-44 years
35-39 years
30-34 years
25-29 years
- 25 years
MEN
WOMEN

Euro RSCG



60 years and +
55-59 years
50-54 years
45-49 years
40-44 years
35-39 years
30-34 years
25-29 years
- 25 years
MEN
WOMEN

MPG



60 years and +
55-59 years
50-54 years
45-49 years
40-44 years
35-39 years
30-34 years
25-29 years
- 25 years
MEN
WOMEN

Average age per division	
AWP	35
Euro RSCG	38
MPG	34
Havas Group	37

Training Initiatives

There is a balanced distribution of training for employees, in line with the overall distribution of men/women.

In 2005, 42% of employees participated in training programs primarily focused on professional techniques.



Communication initiatives (communication, personal development, etc.)
18%
Management initiatives
14%
IT and NICT initiatives (DTP, interactive tools, etc.)
17%
Languages
15%
Professional techniques (design, finance, sales, marketing, media, HR, etc.)
36%

Breakdown of trained men/women employees

Network	Men	Women
Arnold WW	37.5%	62.5%
Euro RSCG	40%	60%
MPG	37%	63%
Havas Group	39%	61%

Analysis of working time

The trend announced in 2004 was confirmed in 2005: on average more than 4% of the Group's employees expressed a wish to have the opportunity to work part-time (1% for men and 6% for women).



Havas Group
1%
6%
4%
99%
94%
96%
MEN
WOMEN
TOTAL
Arnold WW
1%
5%
99%
95%
MEN
WOMEN
Euro RSCG
1%
6%
99%
94%
MEN
WOMEN
MPG
1%
6%
99%
94%
MEN
WOMEN
Part-time
Full-time

Absenteeism

The Group has a low absenteeism rate, representing less than 2% of the workforce over a one-year period.

Havas Group


1%
3% OTHER
40% MATERNITY LEAVE
SICK LEAVE 56%

Human resources policy

The group's orientation policy for new employees has proven to be the primary thrust of the human resources policy developed in agencies with the distribution of orientation handbooks, meetings with employees, and company tours.

Health and personal protection measures are increasingly common throughout the Group.

Finally, agreements and partnerships have been introduced to promote cultural diversity.

17.2. Shareholding and stock options for directors and executive officers

	Number of shares held at 12.31.2005	Outstanding stock options at 12.31.2005
de POUZILHAC Alain	1,677,351	123,277
SÉGUÉLA Jacques	1,518,807	3,645
RODÉS VILÀ Fernando	747,530	515,849
ESKANDARIAN Ed	615,908	3,020
CAYZAC Alain	595,755	23,805
Bolloré Investissement	0	3,100
Bolloré Médias Investissements	0	102,110,095
BOLLORÉ Vincent	0	5,000
BOLLORÉ Pierre	0	3,000
de BAILLIENCOURT Cédric (répresentant de Bolloré Investissement)	0	100
BEBON Marc (representative of Bolloré Médias Investissements)	0	100
BOUTINARD ROUELLE Michelle	0	24,029
COLKER Richard	0	4,011
LESCURE Pierre	0	5,925
MARRAUD Thierry	0	3,100
MAYOUX Jacques	0	5,345
PARISOT Laurence	0	3,000
RODÉS CASTAÑE Leopoldo	0	3,809
SOCIF	0	5,705
SOULARD Patrick	0	6,815
VATURI Clément (representative of SOCIF)	0	0
WAHL Philippe	0	0
Total	**5,155,351**	**102,852,730**

17.3. Stock dealings by Havas executives

Pursuant to Article L. 621-18-2 of the French Monetary and Financial Code and Articles 222-14 and 222-15 of the AMF's Rules of Procedure, since November 25, 2004, issuers must give notice of the dealings in their financial instruments by any member of their Board of Directors, the Chief Executive Officer, and the Executive Vice President (if the cumulative value of the dealings carried out by any of the Directors exceeds 5,000 euros in a calendar year). In 2005, the following transactions were carried out:

Directors	Date or purchase	Number of shares purchased	Unit price at purchase	Date of sale	Number of shares sold	Unit price at sale
BOLLORÉ INVESTISSEMENT	06.21.05	3,000	4.76			
BOLLORÉ INVESTISSEMENT	10.27.05	1,000,000	3.9493			
BOLLORÉ INVESTISSEMENT	11.2.05	233,384	3.95			
BOLLORÉ INVESTISSEMENT	11.9.05	47,252	3.85			
BOLLORÉ INVESTISSEMENT				11.23.05	1,280,636	3.94
BOLLORÉ MÉDIAS INVESTISSEMENTS	06.10.05	2,000,000	4.6196			
BOLLORÉ MÉDIAS INVESTISSEMENTS	06.13.05	877,673	4.6241			
BOLLORÉ MÉDIAS INVESTISSEMENTS	06.14.05	2,100,290	4.7029			
BOLLORÉ MÉDIAS INVESTISSEMENTS	06.15.05	2,000,000	4.7929			
BOLLORÉ MÉDIAS INVESTISSEMENTS	06.16.05	3,719	4.83			
BOLLORÉ MÉDIAS INVESTISSEMENTS	06.16.05	2,575,000	4.873			
BOLLORÉ MÉDIAS INVESTISSEMENTS	06.17.05	1,530,000	4.879			
BOLLORÉ MÉDIAS INVESTISSEMENTS	06.23.05	785,077	4.6569			
BOLLORÉ MÉDIAS INVESTISSEMENTS	06.24.05	214,923	4.66			
BOLLORÉ MÉDIAS INVESTISSEMENTS	11.10.05	830,760	3.85			
BOLLORÉ MÉDIAS INVESTISSEMENTS	11.11.05	121,988	3.85			
BOLLORÉ MÉDIAS INVESTISSEMENTS	11.15.05	280,000	3.80			
BOLLORÉ MÉDIAS INVESTISSEMENTS	11.16.05	40,288	3.80			
BOLLORÉ MÉDIAS INVESTISSEMENTS	11.23.05	1,280,636	3.94			
BOLLORÉ MÉDIAS INVESTISSEMENTS	12.06.05	40,000	3.80			
BOLLORÉ Vincent	06.21.05	4,000	4.76			
BOUCHUT Pierre	06.21.05	3,000	4.85			
BOUTINARD ROUELLE Michel	04.29.05	1,720	4.65			
COLKER Richard	04.29..05	1,291	4.65			
DE POUZILHAC Alain	05.27.05	796,848	4.05			
DE POUZILHAC Alain	05.27.05	109,690	3.67			
DE POUZILHAC Alain				06.10.05	252,432	4.65
DE POUZILHAC Alain				06.13.05	250,000	4.61
DE POUZILHAC Alain				06.14.05	796,848	4.67
ESKANDARIAN Ed		300	3.96			
LESCURE Pierre	04.29.05	1,720	4.65			
MARRAUD Thierry	06.21.05	3,000	4.756			
MAYOUX Jacques	04.29.05	1,720	4.65			
PARISOT Laurence		3,000	4.42			
SOCIF	04.29.05	1,720	4.65			
SOULARD Patrick	04.29.05	1,720	4.65			
Total		**16,893,719**			**2,579,916**	

For the Directors appointed at the Shareholders' Meeting convened on June 9, 2005, transactions carried out by them from the date of their appointment are included.

17.4. Employee shareholding plans

At December 31, 2005, the number of shares held by employees totaled 226,477, representing 0.1% of the Company's share capital and voting rights, of which 222,000 were held through a fund invested in Havas shares.

17.5. Share subscription and purchase options (Article L.225-184 of the French Commercial Code)

Pursuant to Article 225-180 of the French Commercial Code, no options were granted in 2005.

1. Statement of subscription and purchase options granted by Havas and by other Group companies to each of Havas' executives in 2005. No options were granted in 2005 to Havas' executives.
2. Detailed statement of the subscription and purchase options exercised by Havas' executives in 2005.

Optionees	Number of options exercises	Purchase or subscription	Issuing Company	Exercise price	Plan
de POUZILHAC Alain	796,848	Purchase	Havas	€4.05	06.19.1997
de POUZILHAC Alain	109,690	Subscription	Havas	€3.67	07.04.2003

3. Statement of options granted in 2005 to the ten highest-earning non-executive employees. *No options were granted in 2005 to non-executive Havas employees.*
4. Statement of 10 largest option exercises in 2005 by non-executive employees.

Subscription or purchase options granted to the Top 10 non-executive employees and options exercised by such employees	Number of options granted, subscribed or purchased	Weighted average price (€)
Options granted during the fiscal year by the issuer and any company included in the scope of the allocation of options to the 10 employees of the issuer and any company included in this scope who received the highest number of shares thus granted.	–	–
Options owned, with respect to the issuer and the previously mentioned companies, exercised during the fiscal year by the first 10 employees of the issuer and those companies, who received the highest number of options thus purchased or subscribed for[1].	279 336	3,71

5. Stock subscription options for shares of subsidiaries (Article L. 225-180 of the French Commercial Code)

Company	Year granted	Number of options Exercised in 2005	Number of options Outstanding at 12.31.2005	%	Price of options
BETC Euro RSCG	2001	–	320,705	1.37%	€1.66
	2002	–	183,260	0.78%	€1.68
EURO RSCG[1]	2004	–	104,733	33.33%	€540.00
MPG France	2000	20,272	0	–	€218.00
	2000	784	0	–	€218.00
	2004	–	9,725	2.95%	€305.00
DEVARRIEUX VILLARET	2002	–	5,295	4.4%	€148.20
MC KINNEY SILVER	2002	–	2,400,000	24%	1USD
YOUNG EURO RSCG	2002	–	3,000	15%	€200
CHINOOK HOLDINGS	1998/2001	–	101,500	0.74%	1.57USD

(1) This plan is detailed in notes 2.17 and 2.27 of the consolidated financial statements.

18. Major shareholders

18.1. Names of non-director, non-executive shareholders holding a percentage of share capital requiring disclosure pursuant to French law

To the best of the Company's knowledge, at December 31, 2005, no non-director, non-executive shareholder held, directly or indirectly, a percentage of the share capital or voting rights requiring disclosure pursuant to French law.

18.2. Voting rights

The principal shareholders of Havas SA have the same voting rights as those of the other shareholders.

There are no double voting rights.

18.3. Share ownership, persons involved

At January 20, 2006, Bolloré Médias Investissements held 25.3% of the Company's shares and 25.6% of the Company's voting rights.

Shareholder's agreement
(Article L.233-11 of the French Commercial Code)

Declaration of threshold crossings resulting from a concerted action (Articles L.233-7 and L.233-10 of the French Commercial Code)

On June 9, 2005, a shareholders' agreement with respect to the Company's securities was entered into between Sebastian Holdings Inc. and Bolloré Investissement, acting on its own behalf and on behalf of its subsidiary Bolloré Médias Investissements.

1. A Shareholders' Agreement concerning the Company's securities between Sebastian Holdings Inc. and Bolloré Investissement acting in its name and that of its subsidiary Bolloré Médias Investissements was addressed to the *Autorité des marchés financiers* on June 15, 2005 (AMF Decision and Information No. 205C1092 available on the AMF website).

   The agreement was signed on June 9, 2005 for a term of two years as from its execution. The agreement contains the following main clauses:
   - commitment to promote the appointment of four candidates from Bolloré Investissement and one candidate proposed by Sebastian Holdings Inc. to the Company's board of directors;
   - prior concert of the parties regarding HAVAS strategic decisions;
   - pre-emption right of first refusal for Bolloré Investissement on the Havas shares held by Sebastian Holdings Inc.;
   - withdrawal right and sale option for Sebastian Holdings Inc.

2. By letter dated June 15, 2005, received the same day, Sebastian Holdings Inc. declared that on June 9, 2005, it crossed the thresholds of 5%, 10% and 20% of the Company's capital and voting rights and that it had, in concert, 104,359,490 Havas shares corresponding to the same number of rights, i.e., 24.33% of the capital and 24.76% of the Company's voting rights, under the following conditions:

	Shares	% of capital	Voting rights	% of voting rights
Sebastian Holdings Inc.	16,929,649	3.95	16,929,649	4.02
Bolloré Médias Investissements [1]	87,429,741	20.39	87,429,741	20.75
Bolloré Investissement	100	NS	100	NS
Total	**104,359,490**	**24.33**	**104,359,490**	**24.76**

(1) Subsidiary of Bolloré Investissement.

Amendments to a Shareholders' Agreement
(Article L.233-11 of the French Commercial Code)
Declaration of participation

In application of Article L. 233-11 of the French Commercial Code, the AMF received by mail on November 25, 2005 and again on November 29 (AMF Decision and Information No. 205C2041 two amendments to the shareholders' agreement mentioned above.

1. A first amendment, entered into on November 18, 2005, specifies the obligations of the parties to the Agreement. The signatories of Amendment No. 1, who acknowledge that neither wishes to take control of the Company, or file a takeover bid plan targeting the Company's securities, decided as a result that none of them shall voluntarily increase their share interest in Havas so that the total number of shares owned exceeds 33.20% of the share capital or of the voting rights of the Company.

   Accordingly, the parties undertake to mutually inform each other of the exact number of the Company's shares in their possession; mutually inform each other of any transaction altering the number of Havas shares in their possession ; and to obtain the express consent of the other party, prior to the completion of a transaction that would lead them to cross the 33.20% threshold through concerted action. The completion of such a transaction, without obtaining or complying with the agreement of the other party, will entail the expiration of concerted action between the parties.

   It is specified that in that event, if the party responsible for crossing the 33.20% threshold is Sebastian Holdings Inc. and Sebastian Holdings Inc. knew from Bolloré Investissement, on the basis of Bolloré Investissement's information obligation mentioned above, the number of shares of the Company owned by Bolloré Investissement, the agreement shall be void, including the undertaking to purchase granted by Bolloré Investissement, with the exception of the provisions of the agreement relating to the pre-emption right held by Bolloré Investissement on all the Company's shares held by Sebastian Holdings Inc.

   Aside from this particular case, amendment No. 1 stipulates that the end of concerted action between the parties will only result in the expiry of the clauses of the shareholders' agreement of June 9, 2005, relating to the appointment of representatives to the Company's Board of Directors, the obligation of prior concert on the Company's strategic decisions; and the pre-emption right.

   Sebastian Holdings Inc. shall continue to benefit from the Undertaking to Purchase granted by Bolloré Investissement.

2. A second amendment, entered into on November 18, 2005, between Sebastian Holdings Inc. and its subsidiary CSCS Limited, and Bolloré Investissement, acting in its name and on behalf of its subsidiary Bolloré Médias Investissements (hereafter "Amendment No. 2").

   It is specified that Nexgen Capital Limited and Ixis Corporate & Investment Bank (hereafter the "Bondholders") have planned to subscribe to bonds issued by CSCS Limited. In connection with this refinancing transaction, it has been agreed between Sebastian Holdings Inc. and the Bondholders that Sebastian Holdings Inc. would transfer all the Company's shares in its possession to its subsidiary CSCS Limited; these shares will then be placed in a financial instruments' account, pledged to the benefit of Bondholders.

Accordingly, on November 18, 2005, 16,929,649 of the Company's shares held by Sebastian Holdings Inc. were transferred to CSCS Limited. Bolloré Investissement has taken note of this transfer.

By Amendment No. 2, Bolloré Investissement noted such transfer of the Company's shares held by Sebastian Holdings Inc. to CSCS Limited.

As a result, the parties to Amendment No. 2 stipulated that CSCS Limited will become party to the agreement, as well as to amendment No. 1 and will be substituted for the rights and obligations of Sebastian Holdings Inc.

Amendment No. 2 sets forth protection mechanisms for Bolloré Investissement in connection with the agreement of substitution of Sebastian Holdings Inc. by CSCS Limited.

The parties have specified that their respective equity interests in the Company, as of November 25, 2005, were as follows:

	Shares	% capital	Voting rights	% of voting rights
CSCS Limited	16,929,649	3.95	16,929,649	3.98
Bolloré Média Investissements	102,070,095	23.80	102,070,095	* 23.99
Bolloré Investissement	3,100	ns	3,100	ns
Vincent Bolloré	5,000	ns	5,000	ns
Total of concert	**119,007,844**	**27.75**	**119,007,844**	**27.97**

* After adjustment following the AMF notice No. 205C2048 of December 1, 2005.

18.3. (cont'd) Breakdown of share capital and treasury stock

Actionnariat	Position at 12.31.2005			Position at 12.31.2004			Position at 12.31.2003		
	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights	Number of shares	% of capital	% of voting rights
Board of Directors and executives [1]	742,635	0.2	0.2	1,271,542	0.3	0.3	1,040,922	0.3	0.3
Employees [2]	226,477	0.1	0.1	269,896	0.1	0.1	276,250	0.1	0.1
Treasury stock	3,572,792	0.8	-	7,434,117	1.7	-	7,614,663	2.5	-
Shareholders' Agreements (signed June 9, 2005)									
Bolloré Médias Investissements and CSCS Limited	119,039,744	27.7	28.0	-	-	-	-	-	-
• of which Bolloré Médias Investissements [3]	102,110,095	23.8	24.0	86,464,700	20.2	20.5			
• of which CSCS Limited (subsidiary of Sebastian Holdings Inc.)	16,929,649	3.9	4.0						
Other shareholders holding + 5% of the capital:									
• FMR Corp and Fidelity International Ltd	-	-	-	-	-	-	39,148,962	12.8	13.1
Public	305,599,222	71.2	71.7	333,392,185	77.7	79.1	258,115,862	84.3	86.5
Total	**429,180,870**	**100.0**	**100.0**	**428,832,440**	**100.0**	**100.0**	**306,196,659**	**100.0**	**100.0**
including									
• residents [4]	305,037,639	71.1	70.8	310,142,351	72.3	71.8	156,099,490	51.0	49.7
• non-residents [4]	124,143,231	28.9	29.2	118,690,089	27.7	28.2	150,097,169	49.0	50.3

(1) Excluding Bolloré Médias Investissements concerns 19 people. It is specified that companies controlled by the family of Leopoldo Rodés Castañé and Fernando Rodés Vilà also held, on the same date, 2.2% of the capital and 2.2% of the voting rights.
(2) Capital and voting rights held by the personnel directly or through collective investment undertakings.
(3) Bolloré Médias Investissements is also member of the board of directors.
(4) Valuation on the basis of TPI surveys and Thomson Financial surveys.

18.4. Agreement that can lead to a change of control

To the knowledge of the Company, there is no agreement whose implementation could result in a change of control.

19. Related party transactions

(Related Party Transactions within the meaning of U.S. Securities Regulations)

Media Planning Group and its subsidiaries have entered into the following transactions with members of the families of Fernando Rodés Vilà, Director and Chief Executive Officer of Havas SA, and with his father Leopoldo Rodés Castañe, Havas SA Director, Chairman of the Board of Media Planning Group, or with entities controlled by them.

- The Rodés family holds, directly or indirectly, 95% of the Company's share capital in In Store Media, a company that manages advertising media for sales locations in Spain, Mexico, Argentina and Portugal. In Store Media leases its ad spaces directly to advertisers or through media consulting companies. Thus, In Store Media may act as a supplier of advertising spaces to Media Planning Group which then bills its clients for these spaces. In 2005, these ad space invoices totalled €1,625,000 and €627,000 in the first quarter of 2006.
- The Rodés family holds, directly or through Inversiones y Servicios Publicitarios SL, 75% of the capital of Accesogroup. Media Planning Group holds a 15% stake in the share capital of this company. Accesogroup is the leader on the Spanish market in surveillance and analysis of information published in the media and in the supply of content regarding institutional information for Internet publications. In 2005, Accesogroup provided services to Media Planning Group and to other Havas Group companies for an amount of €199,000 and €34,000 in the first quarter of 2006.
- Through Inversiones Servicios Publicitarios SL, the Rodés family holds 60% of the capital of Neo Metrics, a company which specializes in data mining and the supply of software designed to enhance the decision-making process. In 2005, Neo Metrics provided services to Media Planning Group and to other Havas Group companies for a total of €45,000. No services were invoiced in the first quarter of 2006.
- The Rodés family holds indirectly 28% of the capital of Antevenio, a company which provides interactive advertising and direct marketing services. In 2005, the services provided by Antevenio to Media Planning Group and to other Havas Group companies totaled €477,622 and €87,764 in the first quarter of 2006.
- The Rodés family is majority shareholder of Gestora de Viviendas. Leopoldo Rodés Castañe is a Director of that company. The company Gestora de Viviendas is a 50% shareholder of Vigilancia y Sistemas de Seguridad, which provides security and administrative outsourcing services to Media Planning Group in Spain for which Media Planning Group paid €423,631 in 2005 and €127,041 in the first quarter of 2006. The same services amounted to €422,503, excluding taxes, in 2004 and to €440,185, excluding taxes, in 2003. At the request of the Havas Audit Committee, a call for bids relating to the same services was launched in September 2005 following which, based on the different bids received, Vigilancia y Sistema de Seguridad was retained to provide the service.
- Rodés y Sala is a law firm that provided legal services to Media Planning Group and to other Group companies in Spain for the amount of €275,980 in 2005 and €54,969 in the first quarter of 2006. These services amounted to €233,295 in 2004 and €330,800 in 2003.
  In December 2005, Media Planning Group in Spain launched a request for proposals for providing legal and tax services following which Rodés y Sala was selected.
  Gonzalo Rodés Vilà, partner of Rodés y Sala, is the brother of Fernando Rodés Vilà and the son of Leopoldo Rodés Castañe. Moreoever, Gonzalo Rodés Vilà is Secretary to the board of directors of Media Planning Group, in which capacity he received €55,075 in 2005, and €48,000 in 2004 and 2003. He received €15,025 in the first quarter of 2006.
- On June 30, 2005, following a favorable decision from the Company's Audit Committee of June 27, 2005, Media Planning Group sold to Inversiones y Servicios Publicitarios SL its current premises in Barcelona (Doctor Fleming 17) for €6,240,000. On the same day, Media Planning Group signed a lease with Inversiones y Publicitarios, for a period of 5 years, with an annual rent of €387,936. Inversiones y Publicitarios is owned 100% by the Rodés family.
- In 2001 Media Planning Group had entered into an agreement with Gestora de Viviendas SA pursuant to which Gestora de Viviendas SA would assist Media Planning Group and its subsidiaries in their development and in winning new clients. This agreement ended on December 31, 2004. In compensation for its services, Gestora de Viviendas SA had received commissions for a total amount of €325,500 excluding taxes in 2004 and €360,000 in 2003.

The amount and the percentage represented by these related party transactions had no material impact on Havas' expenses.

In addition, the report of the Company's Statutory Auditors on the regulatory agreements as defined by Article L. 225-38 of the French Commercial Code is appended to this report.

20. Financial information relating to the assets, financial situation and results of the issuer

20.1. Information incorporated by reference

In application of article 28 of EC regulation No. 809/2004 of the Commission, the following information is incorporated by reference in this annual report:

- the consolidated financial statements and the report of the statutory auditors appearing on pages 85 to 123 of the annual report for the financial year ended December 31, 2004, filed with the AMF on May 4, 2005 under number D. 05-0646;
- the consolidated financial statements and the report of the statutory auditors appearing on pages 63 to 96 of the annual report for the financial year ended December 31, 2003, filed with the AMF on April 30, 2005 under number D. 04-0629.

Both annual reports cited above are available on the web sites of the Company (www.havas.com) and the *Autorité des marchés financiers* (www.amf-france.org).

The sections of these documents that are not incorporated herein are either of no consequence to investors, or are covered by another part of the present annual report.

20.2. Pro forma financial information

NA.

20.3. CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2005

(in € million)	Notes	2005	2004
Revenue	2.23	1,461	1,491
Compensation	2.20	(901)	(903)
Other expenses and income from operations	2.21	(408)	(431)
Income from operations	2.23	**152**	**157**
Other operating expenses	2.22 - 2.23	(42)	(7)
Other operating income	2.22 - 2.23	18	22
Operating income		**128**	**172**
Interest income		18	23
Cost of debt		(59)	(93)
Other financial expenses and income		(2)	(16)
Net financial expense	2.24	**(43)**	**(86)**
Income of fully consolidated companies before tax		**85**	**86**
Income tax expense	2.18	(14)	(24)
Net income of fully consolidated companies		**71**	**62**
Share of profit (loss) of associates	2.5	(3)	1
Net income		**68**	**63**
Minority interests		(9)	(8)
Net income, Group share		**59**	**55**
Earnings per share (in €)	2.25		
Basic		0.14	0.16
Diluted		0.14	0.16

CONSOLIDATED BALANCE SHEET

For the year ended December 31, 2005

Assets (in € million)	Notes	12.31.2005 Net	12.31.2004 Net
Non-current assets			
Goodwill	2.2	1,450	1,381
Other intangible assets	2.3	26	24
Property and equipment	2.4	102	113
Equity investments	2.5	13	6
Financial assets available for sale	2.6	12	16
Deferred tax assets	2.18	126	107
Other non-current financial assets	2.7	7	10
Total Non-current assets		**1,736**	**1,657**
Current assets			
Inventories and work in progress		59	46
Accounts receivable	2.8	1,219	1,011
Current tax receivables		6	6
Other receivables	2.8	364	299
Other current financial assets	2.7	23	28
Cash and cash equivalents	2.9	603	534
Total Current assets		**2,274**	**1,924**
Total Assets		**4,010**	**3,581**

CONSOLIDATED BALANCE SHEET

For the year ended December 31, 2005

Liabilities and equity (in € million)	Notes	12.31.2005 Net	12.31.2004 Net
Shareholders' equity		**923**	**810**
Capital		171	171
Share premium account		1,491	1,527
Treasury stock		(17)	(43)
Convertible bonds : option component	2.13	188	188
Retained earnings		(942)	(997)
Currency translation adjustments		32	(36)
Minority interests		**2**	**2**
Total Equity		**925**	**812**
Non-current liabilities			
Long-term borrowings	2.12 to 2.14	464	619
Earn-out and minority interest buy-out obligations	2.11	28	32
Long-term provisions, pension and post-employment benefits	2.15	107	104
Deferred tax liabilities	2.18	1	1
Other non-current liabilities		9	9
Total Non-current liabilities		**609**	**765**
Current liabilities			
Current maturities of long-term borrowings (portion due in less than 1 year)	2.12 to 2.14	359	84
Bank overdrafts	2.9 / 2.12	116	51
Earn-out and minority interest buy-out obligations (portion due in less than 1 year)	2.11	53	59
Provisions (portion due in less than 1 year)	2.15	31	17
Accounts payable		1,107	1,035
Tax payables		12	12
Other payables	2.19	781	726
Other current liabilities		17	20
Total Current liabilities		**2,476**	**2, 004**
Total Liabilities and equity		**4,010**	**3,581**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended December 31, 2005

(in € million)	Group share										
	Number of shares issued (in thousands)	Capital	Share premium account	Retained earnings and net income	Treasury stock	Options / OCEANE	Changes in the fair value of financial instruments	Actuarial gains and losses	Currency translation adjustments	**Total**	**Minority interests**
Shareholders' equity as at January 1, 2004	**298,582**	**122**	**1,790**	**(1,661)**	**(45)**	**189**				**395**	**2**
Dividends distributed[2]			(11)							(11)	
Capital increase[3]	122,513	49	355							404	
Conversion of OCEANEs	1					(1)				(1)	
Issue costs			(16)							(16)	
Snyder SNC acquisition adjustment[1]				17						17	
Stock-options	121			2						2	
Treasury stock	181				2					2	
Currency translation adjustments[4]									(36)	(36)	
Actuarial gains and losses								(4)		(4)	
Other			(591)	594						3	
Consolidated net income				**55**						**55**	
Shareholders' equity as at December 31, 2004	**421,398**	**171**	**1,527**	**(993)**	**(43)**	**188**		**(4)**	**(36)**	**810**	**2**
Dividends distributed			(30)							(30)	
Stock-options	345		1	7						8	
Conversion of OCEANEs	3										
Treasury stock	3,862			(9)	26					17	
Currency translation adjustments[5]									68	68	
Actuarial gains and losses								(8)		(8)	
Other			(7)	7			(1)			(1)	
Consolidated net income				**59**						**59**	
Shareholders' equity as at December 31, 2005	**425,608**	**171**	**1,491**	**(929)**	**(17)**	**188**	**(1)**	**(12)**	**32**	**923**	**2**

(1) The acquisition of Snyder SNC in 2000 was accounted for in compliance with the "Pooling of interests" method. According to this method, any provision write-back of unused existing provisions as Snyder's liabilities at the acquisition date should be posted to equity. A tax reserve of €17.4 million was then posted to equity in 2004.

(2) This includes the Havas SA dividend and equalization tax.

(3) On October 19, 2004, Havas SA increased its capital stock by issuing 122,513,404 new shares at a unit issue price of €3.3 and a unit nominal value of €0.4.

(4) 2004 exchange adjustment impact on shareholders' equity, Group share, was mainly due to the decline of US dollar against the Euro for a total negative amount of €36.0 million.

(5) 2005 exchange adjustment impact on shareholders' equity, Group share, was mainly due to the increase of US dollar against the Euro for a total positive amount of €65.6 million.

Dividend per share distributed in 2005 amounted to €0.07 against €0.05 in 2004.

2005 dividend per share proposed to the Annual Shareholders' Meeting is €0.03.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2005

(in € million)	12.31.2005	12.31.2004
Net income	**68**	**63**
Net income accounted for against goodwill (1)	**(9)**	**(8)**
Actuarial losses deducted from equity	(8)	(4)
Changes in the fair value of financial assets available for sale	(1)	
Currency translation adjustments relating to foreign operations	68	(36)
Total of income and expenses posted to equity	**59**	**(40)**
Total Comprehensive income	**118**	**15**
Attributable to :		
Havas' shareholders	118	15
Minority interests	0	0

(1) See note 1.3.26.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

(in € million)	2005	2004
Operating activities		
Consolidated net income:		
Group share	59	55
Minority interests	9	8
Elimination of non-cash items:		
Amortization, depreciation and impairment	67	19
Changes in deferred taxes	(7)	(11)
(Gains) / losses on disposal of fixed assets	(16)	(9)
Share of profits (losses) of associates (net of dividends)	4	(1)
Stock-based compensation - Equity settled plans	7	2
Accrued interest charges	23	33
Changes in accounts receivable	(145)	71
Changes in accounts payable	(1)	14
Changes in advances from clients	(7)	(6)
Changes in other receivables and payables	(31)	(20)
Net cash provided (used in) by operating activities	**(38)**	**155**
Investing activities		
Purchase of fixed assets	**(85)**	**(119)**
Intangible and tangible	(37)	(37)
Subsidiaries	(44)	(76)
Loans granted	(4)	(6)
Proceeds from sale of fixed assets	**41**	**59**
Intangible and tangible	21	6
Subsidiaries	14	48
Loans repaid	6	5
Net cash used in investing activities	**(44)**	**(60)**
Financing activities		
Dividends paid to Havas shareholders	(30)	(15)
Dividends paid to minority interests	(7)	(5)
Proceeds from issuance of stock	1	389
Purchase of convertible bonds		(502)
Proceeds from long-term borrowings	109	31
Repayment of long-term borrowings	(15)	(109)
Net proceeds from disposal of treasury stock	17	1
Net cash provided (used in) by financing activities	**75**	**(210)**
Effect of exchange rate changes on net cash	16	(11)
Effect of changes in consolidation methods	(5)	
Net increase (decrease) in net cash	**4**	**(126)**
Net cash at opening	**483**	**609**
Net cash at closing	**487**	**483**
Income tax paid	(22)	(26)
Interest income received	15	12
Interest expense paid	(36)	(77)

All figures are presented in millions of euro, unless otherwise indicated.

1. Accounting principles

1.1. Approval of the consolidated financial statements by the Board of Directors

The consolidated financial statements as at December 31, 2005 under IFRS have been prepared under the responsibility of the Board of Directors. These statements were approved by this Board at its meeting on March 10, 2006.

They will also be submitted to Havas' shareholders at the annual meeting for approval on June 12, 2006. This Assembly will have the power to change the consolidated financial statements.

1.2. Statement of compliance

Pursuant to European Regulation 1606/2002 of July 19, 2002 on international accounting standards, the consolidated financial statements of the Havas Group ("the Group" or "Havas") for the financial year ended December 31, 2005 have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union on this date, except for the Amendment to IAS 19 "Actuarial gains and losses, group plans and disclosures" released on November 24, 2005 in Official Journal of the European Union and which has been adopted early.

For comparison purposes, 2004 consolidated financial statements have been restated in accordance with the same accounting principles and rules.

The impacts of the IFRS transition are described in note 1.3.1.

1.3. Summary of significant accounting policies

1.3.1. Options retained for the preparation of 2005 consolidated financial statements and comparative 2004 financial accounts

In compliance with IFRS 1, the Group has elected to use the following exemptions to the principle of retrospective application of IFRSs for the preparation of the IFRS opening balance sheet as at January 1, 2004, and of 2005 consolidated financial statements:

Business combinations

The Group has decided not to apply IFRS 3 "Business combinations" retrospectively to operations completed prior to January 1, 2004.

Cumulative currency translation adjustments

The Group has decided to reclassify the cumulative currency translation adjustments for all foreign operations prior to January 1, 2004 including all IFRS transition adjustments to "Retained earnings" for a total amount of €225 million. This reclassification has no impact on the shareholders' equity as at January 1, 2004. Since cumulative currency translation adjustments have been deemed equal to zero, in case of any future disposal of foreign subsidiaries, capital gains or losses will not include any currency translation adjustments prior to January 1, 2004.

Compound financial instruments

The Group has retained the option offered by IFRS 1 not to split the "option" and the accumulated capitalized interest components into separate lines of the equity, for all compound financial instruments maturing before January 1, 2004.
The classification of certain financial instruments as financial assets available for sale or as fair market value (with changes through the income statement) was performed on the implementation date of IAS 39 and not at the initial date of accounting.

Post-employment benefits

The Group has decided to recognize all cumulative actuarial gains and losses at the date of transition. Equity as at January 1, 2004, has been reduced by €15 million.

Share-based payment transactions

The Group has decided to apply IFRS 2 only to equity instruments granted after November 7, 2002 and not yet vested as at December 31, 2004. Liabilities resulting from cash settled transactions with a settlement prior to December 31, 2004 have not been restated.

1.3.2. Application of IFRSs and interpretations adopted as at December 31, 2005 or by anticipation

The Group has elected to adopt the following rules early as at January 1, 2004:
- IAS 32 and 39 relating to financial instruments, knowing that IAS 39 was adopted by the European Commission in November 2004, except for certain provisions,
- the Amendment to IAS 19 relating to the recognition of actuarial gains and losses in equity, announced in December 2004 and adopted by the European Union on November 24, 2005.

The early adoption of the following rules has not produced any effect on the Group's 2005 consolidated financial statements and 2004 comparative figures:
- IFRS 5 "Non-current assets held for sale and discontinued operations", to be applied from January 1, 2005 onward;
- IFRIC 1 "Changes in existing decommissioning, restoration and similar liabilities", in force for financial year beginning on September 1, 2004, and adopted by the European Union on December 29, 2004.

1.3.3. IFRSs and interpretations announced during 2005 and not applied early

The Group has decided not to apply early the following standards, amendments or interpretations:
- IFRS 7 "Financial instruments: Disclosures" applicable from January 1, 2007;
- Amendment to IAS 39 "The fair value option", applicable from January 1, 2006;
- Amendment to IAS 39 "Cash flow hedge accounting of forecast intragroup transactions", from January 1, 2006;
- Amendment to IAS 1 relating to disclosures of capital stock, applicable from January 1, 2007;
- IFRIC 4 "Determining whether an arrangement contains a lease", applicable from January 1, 2006.

The Group is analyzing the impact that could be generated by the application of these standards, amendments or interpretations. At this stage, the Group does not expect any material effect on its consolidated financial situation.

1.3.4. Estimates

The preparation of financial statements requires management to make estimates and formulate judgements that affect the amounts of certain assets, liabilities, income and expenses as well as certain disclosures reported in the consolidated financial statements. The actual data could differ slightly from these estimates, depending on the changes in assumptions and situations from those considered.

The main items subject to estimation are the following:
- revenue recognition,
- allowances for doubtful receivable accounts,
- provisions for risk and expenses, in particular related to vacant premises and litigations,
- additional payments for acquired companies and minority interest buy-out obligations,
- impairment of intangible assets and goodwill,
- employee stock option plans,
- deferred taxes and income tax.

The consolidated financial statements reflect Havas' best estimates based on information available at the closing date.

1.3.5. Scope of consolidation

Havas consolidated accounts include financial statements of Havas SA as well as those of companies controlled by Havas SA.

Control consists in having the power to govern, directly or indirectly, the financial and operating policies of an entity so as to obtain benefits from its activities. In general, control is assumed when the Group owns more than 50% of voting rights which also include potential rights relating to immediately exercisable buy-outs. Companies over which Havas has control are fully consolidated from the date of effective control until the loss of it.

Companies over which the Group has the ability to exercise a significant but non-controlling influence on their financial and operating policies are accounted for by the equity method (associates). In general, significant influence is assumed when the Group has 20% of rights to vote in the associate company.

Investments in associates are initially accounted for according to the purchase accounting method. Carrying value is then increased by the Group share of associates' profits. Related goodwill is also included in the book value of the investment. The Group share of associates' profits shown in the consolidated income statement is after tax.
This method is applied from the date of significant influence starts until the date it stops.

1.3.6. Translation of foreign subsidiaries' accounts

Financial statements of foreign subsidiaries whose functional currency is not Euro are translated into Euro at the exchange rate prevailing on the last trading day of the financial year for assets and liabilities, and at the average exchange rate for the year for the income statement and the statement of cash flows. As the net income presented in shareholders' equity is translated at the average rate for the year, any difference from the year-end closing rate is posted to consolidated retained earnings as "Currency translation adjustments".

Goodwill and adjustments to fair value of assets and liabilities coming from the acquisition of a foreign company are booked in the functional currency of the acquired company, and then translated into Euro at the closing exchange rate.

1.3.7. Accounting for transactions denominated in foreign currencies

Transactions denominated in foreign currencies are translated into functionary currency using the exchange rates prevailing at the transaction date. At each closing, monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the exchange rates prevailing at the balance sheet date. Any exchange differences are reflected as "Other financial expenses and income" in the income statement, unless they relate to net investments in foreign subsidiaries which are accounted for in retained earnings as "Currency translation adjustments" until the date of sale of the subsidiaries.

1.3.8. Elimination of intragroup balances and transactions

The balances of intragroup receivable and payable accounts, and intragroup transactions such as internal billings, dividend payments, capital gains or losses, provisions or reversals of provisions relating to investments in consolidated subsidiaries, have been eliminated.

1.3.9. Business combinations and goodwill

Acquisitions completed from January 1, 2004 are accounted for according to the purchase method. The application of this method implies the following steps:
- identifying the acquirer;
- estimating the cost of a business combination; and
- at the acquisition date, allocating the cost of a business combination to the assets acquired and the liabilities (and contingent liabilities) assumed.

Assets acquired and liabilities assumed, excluding deferred taxes, are assessed at their fair value. Contingent liabilities are also recognized for their fair value when they can be estimated reasonably. Deferred taxes are valued according to the provisions of IAS 12.

Only identifiable liabilities that meet the criteria for recognition of a liability in the acquiree's liabilities are accounted for at completion date. As a result, restructuring provisions should not be recognized as acquiree's liabilities if the acquiree is not under an existing obligation to carry out any reorganization at the date of acquisition.

Difference between the acquisition cost and the Group share in these fair values is posted to "Goodwill" in the balance sheet.

Adjustments to acquired assets and assumed liabilities initially accounted for on temporary terms (due to missing expert's report or pending on conclusions of additional analysis) should be treated as a retrospective goodwill adjustment if they happen within a twelve-month period from the completion date. After this twelve-month period, goodwill may still be adjusted in two specific cases: correction of mistakes, and recognition of deferred tax assets which were not recognized at the completion date. Otherwise, they should be recognized in the income statement.

Goodwill is no longer amortized but subject to an impairment test held at least once a year, or more whenever there is evidence that it may be impaired. The impairment test is carried out according to the method described in note 1.3.14.

1.3.10. Minority interest buy-out obligations

Currently, IFRSs do not provide any guidance for the accounting of minority interest buy-out obligations. IASB considerations over the accounting of this type of transactions are part of a broader review of IFRS 3 "Business combinations" for which significant conceptual amendments are expected. Due to the absence of precise guidance, the Group maintains the method applicable under French GAAP. Thus, in case of minority interest buy-outs any difference between payment and minority interest carrying value provided in the consolidated accounts before completion, is posted to goodwill.

1.3.11. Other intangible assets

Other intangible assets, separately acquired, are accounted for at cost. Research expenses are recognized in the income statement of the financial year they are incurred.

Other intangible assets which are acquired in the course of business combinations are accounted for at their fair value at the completion date, separately from goodwill as long as they:
- are identifiable, ie they result from legal or contractual rights, or
- can be separated from the acquired company.

They mainly include software and trademarks.

1.3.12. Property and equipment

Tangible items whose future economic benefits are expected to flow to the Group and which can be assessed reliably, are accounted for as tangible assets.

They are initially accounted for at cost including any directly attributable expenses. Related future expenses are also accounted for as assets when they meet the recognition criteria provided by IAS 16. These criteria should be taken into consideration before undertaking expenditure.

Tangible assets are valued according to the historical cost method, ie cost less amortization and impairment.

When an asset lease, substantially transfers the majority of risk and economic benefit related to the leased asset, the leased asset is recognized as an asset in the balance sheet with a financial debt as counterpart.

Capitalized assets of this kind are amortized using the same conditions as those applicable for freehold assets, over a period which cannot exceed the lease when it is likely that this will not be renewed.

In the income statement, rental payments are replaced by interest expense and amortization expense of the assets.

Since an operating lease does not imply transfer of any risk, rental payments are recognized in the income statement on a straight-line basis.

1.3.13. Periods of depreciation and amortization

Intangible and tangible fixed assets and amortized and depreciated over their estimated useful life by applying the straight-line method. The Group does not own any intangible fixed assets with indefinite useful life.

For illustration purposes, the periods of depreciation are generally as follows:

Fixed assets	Period of depreciation (years)
Intangible:	
– Software	1 - 4
– Trademarks	10
Tangible:	
– Buildings	25 - 33
– Plant and equipment	3 - 10
– Other	
• IT equipment	3 - 5
• furniture	7 - 10
• fixtures and fittings	10

1.3.14. Intangible and tangible fixed asset impairment

Goodwill is subject to an impairment test carried out at least once a year and whenever there is evidence that it may be impaired. The impairment test consists in comparing its carrying value to its recoverable value for determining whether an impairment is required.

The process consists in allocating goodwill to each cash-generating unit (CGU) or each group of CGUs which could benefit from synergies provided by the business combination. The Group considers that an agency or group of agencies corresponds to one CGU. Accordingly, the carrying amount of each CGU or group of CGUs to which the goodwill is allocated is compared to its equity recoverable amount (corresponding to the greater of the fair value less costs to sell and the value in use). An impairment charge is then recognized in the income statement when the recoverable amount is lower than the carrying amount. The impairment charge is allocated first to the goodwill and then to the other fixed assets in proportion to their values.

In practice, for each CGU or group of CGUs, the carrying value of its assets and liabilities is compared to the expected total discounted cash flows generated by the CGU or group of CGUs. The growth rates used to prepare projections of future cash flows beyond those forecasted are, aside from certain cases, in compliance with the market predictions. The discount rate used is determined based on our industry's weighted average cost of capital (WACC). This rate is in a range from 9.4% to 10.0% depending on the CGUs for December 31, 2005 against a range from 10.0% to 11.24% for December 31, 2004.

Whenever there is evidence that other intangible and tangible fixed assets may be impaired, they are subject to an analysis to determine whether their carrying value is greater than their recoverable value or not. When it is the case, an impairment charge is recorded in the income statement to adjust carrying value to the recoverable value.

1.3.15. Financial assets

Financial assets available for sale

This line mainly includes investments in non-consolidated companies over which the Group does not exercise any control nor significant influence. These assets are assessed at fair value and any change is recognized in equity under "Changes in fair value" until the date of sale. The exchange component of non-monetary assets denominated in currency is also recorded under "Changes in fair value" in equity.

The fair value of listed investments corresponds to trading price, and the fair value of non-listed investments is determined on the basis of future cash flows that are discounted with the market rates used for similar assets based on available information.

Depreciation of financial assets available for sale

Whenever there is objective evidence of impairment resulting from one or several events ("loss generating event") that occurred after the initial accounting of a financial asset and the loss generating event(s) has (have) an impact on forecasted future cash flows of the related asset or group of assets, an impairment charge is then recognized in the income statement as financial item. Any loss write-back is posted to equity.

Other financial assets

Other financial assets mainly include loans to non-consolidated companies or employees, deposits, and proceeds receivable from disposal of subsidiaries. These assets are valued at amortized cost according to the effective interest rate method, and are depreciated when it is likely that the carrying value would not be recovered.

Derivatives instruments

According to the applicable accounting principles, a gain or loss on hedging instruments is recognized in the income statement if the instruments meet the criteria of a fair value hedge, or in equity for a future cash flow hedge.

Financial instruments used selectively by the Group to manage exposure to interest rates and foreign exchange risks have been negotiated with leading banks, thus limiting counterpart risks.

Since these instruments do not qualify for hedging, potential gains and losses are recognized in the income statement.

1.3.16. Current assets / Non-current assets

Assets which are to be realized, sold or consumed in the Group's normal operating cycle or within twelve months after the closing, are classified as "Current assets", along with assets available for sale and cash and cash equivalents.

All other assets are classified as "Non-current assets".

1.3.17. Cash and cash equivalents

This category includes cash at bank and in hand, demand deposits, and short-term highly liquid, very low risk financial investments which can be released easily into a determinable amount of cash. These investments are assessed at their market value, with variances posted to income.

1.3.18. Accounts receivable

Receivables are accounted for at their nominal value, except those for which the discount effect is material. Whenever there is an objective evidence that they may be impaired, they are depreciated. The Group makes its judgement based upon its experience, an analysis of receivable accounts seniority and the financial situation of the debtors.

1.3.19. Other receivables and payables

The other receivables and payables include, in particular, accounts related to media buying operations carried out in France where, since 1993, media buying companies must operate as an agent according to the "Loi Sapin".

Media buying transactions that are invoiced to clients and for which payments are pending are recorded under "Other receivables" in the balance sheet assets. On the other hand, payables due to media suppliers are recorded under "Other payables" in the balance sheet liabilities. Media buying commissions are shown on "Accounts receivable".

In other countries, all invoices to clients (including media buying commissions) and invoices from suppliers are recorded in "Accounts receivable" and "Accounts payable", respectively.

Advances paid to suppliers are recorded under "Other receivables" whereas advances received from clients, personnel payables and social contributions under "Other payables".

1.3.20. Inventories and work in progress

Inventories and work in progress include external purchasing costs for ongoing projects determined by a specific identification. They are depreciated when their realizable value becomes lower than their cost.

1.3.21. Deferred taxes

Deferred taxes are calculated on taxable temporary differences and fiscal losses carried forward by applying the income tax rate adopted at the closing date and those applicable during the period of their reversal or use. For each taxable entity, deferred tax assets are recognized when it is likely that temporary differences and tax losses carried forward may be deducted from expected taxable income. A five-year period is usually used to forecast future taxable profits.

Deferred tax assets and liabilities of each taxable entity (legal entity or tax group) have been netted whenever tax receivables and payables can be offset. They are classified as non-current assets and liabilities.

The tax rate change effect is either recognized in the income statement or in equity, according to the item to which it relates.

1.3.22. Current liabilities / Non-current liabilities

Liabilities expected to be settled in the Group's normal operating cycle or within the twelve months following the closing and liabilities that are held primarily for the purpose of being traded are classified as "Current liabilities". All other liabilities are classified as "Non-current liabilities".

1.3.23. Financial liabilities

Financial liabilities mainly include convertible bonds (OCEANE), bank borrowings and long-term financial debt. They are initially accounted for at fair value net of transaction costs. They are subsequently valued at amortized cost according to the effective interest rate method.

The portion of these financial liabilities that matures in more than one year is classified as non-current liabilities. The portion that matures in less than one year and the credit lines used are classified as current liabilities.

Convertible bonds (OCEANE)

Convertible bonds are compound financial liabilities with two separate components "option" (to convert bonds into or exchange them against Havas SA shares) and "debt". The "Option" component provides holders the right to convert the bonds into issuer equity instruments. The "Option" value is posted to equity. The deferred tax liability resulting from the difference between the book value of debt component and the convertible bonds' tax value is deducted from equity.

The "debt" component is valued at the date of issue on the basis of a similar debt fair value without any "option" component (fair value is determined upon future cash flows discounted with a market rate used for a similar instrument not including a conversion option) and is accounted for at amortized cost according to the effective interest rate method. The "option" component book value results from the difference between the convertible bond fair value and the "debt" component fair value. The "option" component will not be reassessed following its initial recognition.

Convertible bond issue costs are allocated to both components on a pro rata basis.

Other financial liabilities

The other financial liabilities classified as "Long-term borrowings and financial debts" are initially accounted for at their fair value net of transaction costs, and then valued at amortized cost according to the effective interest rate method.

These liabilities are mainly bank borrowings. The portion of these liabilities that matures in more than one year is classified as non-current liabilities. The portion that matures in less than one year and the credit lines used, are classified as current liabilities.

1.3.24. Provisions

A provision should be recognized when the Group has a legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation which can be estimated reliably.

The amount recognized as a provision represents the best estimate of the expenditure to settle the present obligation at the balance sheet date. It is discounted using a risk-free rate, when the effect is deemed significant. When provisions are discounted, the accretion effects reflecting the time value of money are recorded under "Other financial expenses and income" in the income statement.

Mainly vacant premises, tax risk and litigations have been provided for in the consolidated accounts.

Provisions for rental payments relating to vacant premises are assessed at each balance sheet date taking into account future rental payments corresponding to the period during which leases cannot be terminated, net of related assumed sublet income. Sublet assumptions have been analysed on a case-by-case basis taking into account the specificities of each property.

The Group and its tax advisors assess the potential tax issues at each closing date. A reserve for tax risk is recorded when a risk is qualified as being probable.

1.3.25. Employee benefits

Defined contribution schemes

In accordance with the laws and practices of each country, the Group participates in various employee benefit plans offering pensions, retirement, termination and death and disability benefits. Pension plans include flat benefits, final pay plans and multi-employer plans.

Defined contribution plans are post-employment benefit plans under which an entity pays fixed contributions into an insurance company or an external pension funds and will have no legal or any other obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. These contributions are recorded as expenses when incurred. No provision is recognized since no further commitment is required. Multi-employer plans are accounted for as defined contribution plans due to the lack of information required for assessing the plans as defined benefit plans.

Defined benefit schemes

Defined benefit plans are post-employment benefit plans which provide additional contractual benefits. These benefits may be settled either as a one-off payment (indemnity for employment agreement termination) or in annual instalments (in particular in the United-Kingdom). A provision is then recognized over the period the employees are rendering service using the projected credit unit method. The provision represents the accumulated benefits the employees will have earned during their service period. The provision is measured on a discounted basis and accounted for in the balance sheet, net of the fair value of the related assets. The discount rate used at the closing date corresponds to the AA rated bonds yield rate.

At each closing, all actuarial gains and losses are recognized in equity.

Indemnities for employment agreement termination

Individual employment contracts, collective bargaining agreements and statutes in certain countries where the Group operates generally provide for severance indemnities in the event of involuntary employee terminations. Indemnities may range generally from several months to several years of the related employee's annual salary. Those severance indemnities are recognized in the income statement and balance sheet liabilities when the Group takes the decision to terminate the employees before their current retirement age and to pay them such indemnities.

1.3.26. Minority interest buy-out obligations

The Group has entered into buy-out agreements with minority shareholders of most of its non-wholly owned companies granting them put options which may be exercised at certain dates in the future and at prices determined by formulae corresponding to current market practices.

These commitments have been recorded in financial liabilities for their discounted exercise price. Therefore, the related minority interests have been eliminated from equity and any difference arising from the elimination of minority interests against financial liabilities is posted to "Goodwill". Nevertheless, the Group continues to recognize the minority shareholders' share in the income statement. Changes in the obligation values have been adjusted to goodwill.

When the commitments mature, if buy-outs are exercised, the liability amount is written-off against the payments made; if not, entries previously made are written-back.

This accounting method has been used by the Group knowing that this issue is still under discussion within the IFRIC and that this may lead the Group to opt for an alternative accounting method for the 2006 closing.

Put options included in buy-out agreements granted to minority shareholders have been assessed according to IAS 39. Changes in the time value of money are recognized in the income statement since the intrinsic value has already been taken into account in the liability. This accounting treatment, which is consistent with the treatment described above for buy-out obligations, must also be confirmed by the IFRIC.

In addition, as some of these agreements are conditional on the continuing employment of the beneficiaries. Due to the absence of precise guidance under IFRS for the accounting of buy-out payments, the Group has elected to recognize them as compensation in conformity with US GAAP.

1.3.27. Accounting for additional payments for acquired companies (earn-outs)

Contracts to acquire companies generally include an earn-out clause. Any payments due under the earn-out clause are added to the carrying value of the shares and a debt of the same amount is recorded in liabilities when the payments are considered probable and their amount can be reliably estimated.

The amount due is reviewed at each closing by applying the earn-out formulae to the latest available financial data.

In addition, when obligations are conditional upon the continuing employment of the managers, the Group has elected to recognize them as compensation in conformity with US GAAP and due to the absence of IFRS guidance.

1.3.28. Share-based transactions

The Group has granted options to subscribe for Havas SA shares to its employees (Equity settled plans).

At the date of grant, the fair value of the options is computed using the binomial method, this amount being charged to the income statement over the vesting period. This method takes into account the characteristics of the plan (price and exercise period), market factors on the grant date (risk-free rate, share market price, volatility, expected dividend) and the assumptions of the beneficiaries' behaviour. The retained volatility is the same as the industry's.

The fair value of the options is charged to the income statement over the vesting period on a straight-line basis. This amount is recorded on "compensation" line item against equity. When the options are exercised, the cash received from beneficiaries is credited to equity.

The Group has also granted options to subscribe for subsidiaries' shares to the employees of such subsidiaries, and committed to exchange the shares against Havas SA shares when options are exercised. This type of stock option plan is qualified as an equity settled plan.

In addition, the Group has granted options to subscribe subsidiaries' shares to the employees of such subsidiaries and committed to repurchase the shares when options are exercised (cash settled plan). This type of options is accounted for fair value as "Compensation" against "Other liabilities" in the balance sheet liabilities, over the vesting period and on a straight-line basis. This amount is adjusted until the settlement of the liability.

1.3.29. Treasury stock

Treasury stock is deducted from equity at its acquisition price. Any gain or loss arising from its disposal is also posted to equity.

1.3.30. Revenue recognition

Substantially all the revenue of the Group is derived from fees and commissions for advertising and communication services and for the planning and purchase of media. Revenue is recognized on the date that the service is performed (net of costs incurred for production) or at the date the media is aired or published.

Some of the contractual arrangements with clients also include performance incentives that allow the Group to receive additional payments based upon its performance for the client, measured against specified qualitative and quantitative objectives. The Group recognizes the incentive portion of the revenue under these contractual arrangements when these qualitative and quantitative goals are achieved in accordance with the arrangements.

1.3.31. Compensation

Compensation comprises all direct and indirect expenses relating to employees including retirement obligations, post-employment benefits and share-based payments.

1.3.32. Other operating expenses and income

Unusual, abnormal and non-current significant expenses and income are shown on both "Other operating expenses" and "Other operating income" line items in the income statement in order to facilitate the measurement of the Group's performance. These lines include capital gains and losses on disposals of fixed assets, goodwill impairment charges and all other items which correspond to the above criteria.

1.3.33. Other financial expenses and income

This line item mainly comprises gains and losses on disposals of non-consolidated investments and related depreciation, exchange gains and losses, gains and losses on repurchase of convertible bonds, and gains and losses on transactions in financial assets.

1.3.34. Segment information

All Group businesses present similar characteristics and complement each other. They are run on the same economic model. The Group generally offers its clients integrated communication services.

Therefore, the Group did not identify distinct business segments. The Group only discloses geographical segments which are France, Europe excluding France and the United-Kingdom, The United-Kingdom, North America, and Other.

1.3.35. Earnings per share calculation methods

Basic earnings per share is computed by dividing the net income by the weighted-average number of Havas SA shares outstanding during the year after deducting the number of treasury shares. Diluted earnings per share is calculated by using the "treasury stock" method for stock options, subscription options and equivalents and convertible bonds:

- at the numerator, the earnings are adjusted by excluding the interest expenses relating to the convertible bonds;
- at the denominator, the number of basic shares is adjusted by adding the number of potentially dilutive shares.

The equity instruments which give access to the capital stock are only included in the calculation of the diluted earnings per share if they have a dilutive effect on the basic earnings per share.

For comparison purposes of earnings per share disclosure, the weighted average numbers of outstanding shares of each period disclosed are adjusted in the event of capital increases with preferential subscription rights.

2. Notes to the consolidated financial statements

2.1. Scope of consolidation

No significant change in the scope of consolidation occurred during the financial year 2005.

In 2004, more than twenty legal entities were taken out of the scope of consolidation, at the date the Group no longer controlled these entities, further to the important program of disposals and closures of agencies launched in 2003 as part of the Group's strategic reorganization and restructuring carried out during 2004.

The companies disposed of in 2004 generated a revenue of €48.4 million, an operating loss of around €0.9 million, and a net total capital gain of €7.4 million. This capital gain is presented on "Other operating income" line item of the income statement.

Number of companies as at January 1, 2004	391
Acquisitions	7
Disposals / closures	(26)
Mergers / spin-offs	(31)
Number of companies as at December 31, 2004	**341**
Acquisitions	3
Disposals / closures	(7)
Mergers / spin-offs	(17)
Number of companies as at December 31, 2005	**320**

2.2. Goodwill

The Group has carried out a goodwill impairment test on more than one hundred cash generating units (CGUs) or groups of CGUs of which only 3 represent individually more than 5% of the total goodwill in the balance sheet:

Goodwill	12.31.05	%	12.31.04	%
CGU 1	462	32	459	33
CGU 2	111	8	96	7
CGU 3	73	5	63	5
Total	**1 450**		**1 381**	

The recoverable value of these CGUs has been determined based on their useful value. Their useful value corresponds to the forecasted cash flows over a five-year period. The first year cash flows are those of the budget approved by the management. A growth rate in a range from 0% to 5%, depending on the CGU, is then applied to the first year cash flows for determining the next four years cash flows. This reflects the best estimate of the management, being consistent with market forecasts. The discount rate used is determined upon our industry's weighted average cost of capital. It is in a range from 9.4% to 10% depending on the CGU in 2005 against a range from 10% to 11.24% in 2004.

The goodwills of these CGUs have not been impaired.

(in € millions)	
Value at January 1, 2004	**1,432**
Acquisitions of companies	5
Acquisitions of minority interests	2
Additional payments	8
Disposals	(31)
2004 impairment charge	(7)
Currency translation adjustments	(30)
Other	2
Value at December 31, 2004	**1,381**
Acquisitions of companies	11
Acquisitions of minority interests	26
Additional payments	1
Change in scope of consolidation	(15)
2005 impairment charge	(21)
Currency translation adjustments	67
Value at December 31, 2005	**1,450**

The currency translation adjustment increase in 2005 is mainly attributable to the revaluation of the US dollars denominated gooodwills.

2.3. Other intangible assets

(in € million)	Software, patent and similar rights	Other	Total
Gross value at January 1, 2004	**27**	**32**	**59**
Acquisitions	6	1	7
Disposals, write-downs	(3)	(3)	(6)
Changes in scope of consolidation	(1)	2	1
Currency translation adjustments		(1)	(1)
Gross value at December 31, 2004	**29**	**31**	**60**
Acquisitions	7	3	10
Disposals, write-downs	(1)	(9)	(10)
Changes in scope of consolidation	2	(2)	0
Currency translation adjustments	1	3	4
Gross value at December 31, 2005	**38**	**26**	**64**
Cumulative amortization at January 1, 2004	**(19)**	**(18)**	**(37)**
Amortization	(4)	(4)	(8)
Disposals, write-downs	3	4	7
Changes in scope of consolidation	1		1
Currency translation adjustments		1	1
Cumulative amortization at December 31, 2004	**(19)**	**(17)**	**(36)**
Amortization	(4)	(3)	(7)
Disposals, write-downs	1	7	8
Changes in scope of consolidation			0
Currency translation adjustments	(1)	(2)	(3)
Cumulative amortization at December 31, 2005	**(23)**	**(15)**	**(38)**
Net value at December 31, 2005	**15**	**11**	**26**

The other intangible assets mainly include the Havas trademarks for €4.6 million purchased in 2002 from Vivendi Universal Publishing, and customer bases.

2.4. Tangible assets

(in € million)	Land / buildings	Plant and equipment	Other	Total
Gross value at January 1, 2004	**53**	**126**	**202**	**381**
Acquisitions		8	18	26
Disposals, write-downs	(7)	(23)	(25)	(55)
Changes in scope of consolidation	(8)	(13)	(7)	(28)
Currency translation adjustments		(2)	(8)	(10)
Gross value at December 31, 2004	**38**	**96**	**180**	**314**
Acquisitions	1	8	18	27
Disposals, write-downs	(9)	(21)	(19)	(49)
Changes in scope of consolidation		2	(2)	0
Currency translation adjustments	1	7	17	25
Gross value at December 31, 2005	**31**	**92**	**194**	**317**
Cumulative amortization at January 1, 2004	**(13)**	**(95)**	**(132)**	**(240)**
Amortization	(3)	(11)	(23)	(37)
Disposals, write-downs	2	24	25	51
Changes in scope of consolidation	3	10	6	19
Currency translation adjustments		1	5	6
Cumulative amortization at December 31, 2004	**(11)**	**(71)**	**(119)**	**(201)**
Amortization	(3)	(8)	(23)	(34)
Disposals, write-downs	3	15	19	37
Changes in scope of consolidation		(1)	1	0
Currency translation adjustments		(6)	(11)	(17)
Cumulative amortization at December 31, 2005	**(11)**	**(71)**	**(133)**	**(215)**
Net value at December 31, 2005	**20**	**21**	**61**	**102**

In June 2005, the Group disposed of two buildings located in Madrid and Barcelona (Spain) for a total amount of €18.1 million. The related capital gains before tax amounted to €8.0 million which is presented in "Other operating income". The building located in Barcelona was sold to a company controlled by a number of Directors of Havas SA Board. This transaction is detailed in note 2.26.

2.5. Equity investments

The Group owns a number of companies over which it exercises non-controlling significant influence (9 in 2005 against 5 in 2004). Their contributions to the consolidated balance sheet and income statement are not material. The only significant one is a Brazilian company in which the Group has a 49% stake, and has the following characteristics:

- 2005 net revenue amounted to €13.7 million against €14.7 million in 2004;
- 2005 net income was a loss of €3.7 million against a profit €1.7 million in 2004;
- 2005 total assets amounted to €13.4 million against €14.2 million in 2004.

2.6. Financial assets available for sale

This line item mainly comprises investments in companies which are not consolidated due to the absence of control or significant influence of the Group. As at December 31, 2005, an amount of €1.3 million was deducted from retained earnings to reflect a temporary decline of the share price of an available for sale investment, reducing its book value to €4.5 million.

In addition, depreciation of €3.5 million has been recognized in the income statement to reflect a non-temporary decline of the market value of another investment, reducing the related asset book value to €1.6 million.

2.7. Other financial assets

(in € million)	2005	2004
Non-current financial assets	**7**	**10**
Loans, deposits	6	10
Proceeds from disposal of assets	1	
Current financial assets	**23**	**28**
Loans, deposits	14	19
Derivative financial instruments	0	2
Proceeds from disposal of assets	9	7
Total	**30**	**38**

Breakdown of non-current financial assets as at 12.31.2005 by maturity

(in € million)	Total	2006	2007	2008	2009	2010	Thereafter
Loans, deposits	6		1	1	2		2
Other	1		1				
Total	**7**	**0**	**2**	**1**	**2**	**0**	**2**

2.8. Other current assets

Information on trade receivables and other receivables which are shown net in the balance sheet assets

(in € million)	2005	2004
Clients		
Gross value	**1,248**	**1,045**
Depreciation	(29)	(34)
Net value	**1,219**	**1,011**
Other receivables		
Advances to suppliers	14	11
Other receivables	318	262
Prepaid expenses	34	27
Total gross value	**366**	**300**
Depreciation	(2)	(1)
Total Net value	**364**	**299**

Changes in depreciation of trade receivables

(in € millon)	12.31.2004	Allowances	Reversals of used provisions	Reversals of unused provisons	Changes in scope of consolidation and other	12.31.2005
Allowances for doubtful receivable accounts	(34)	(4)	6	1	2	(29)
Total	**(34)**	**(4)**	**6**	**1**	**2**	**(29)**

2.9. Net cash and cash equivalents

(in € million)	12.31.2005	12.31.2004
Cash	363	311
Risk-free short-term financial investments	240	223
Cash and cash equivalents	**603**	**534**
Bank overdrafts	(116)	(51)
Net cash and cash equivalents	**487**	**483**

Net cash shown in the consolidated statement of cash flows includes cash and cash equivalents net of bank overdrafts which are treated as part of cash.

2.10. Treasury stock

During the 1st half of 2005, the Group disposed of 3,861,325 treasury shares for a total amount of €16.8 million, generating a loss of €9.6 million that was deducted from equity.

As at December 31, 2005, treasury shares amounted to 3,572,792 for a total carrying value of €16.4 million which were also deducted from equity.

2.11. Earn-out and minority interest buy-out obligations

As indicated in notes 1.3.26 and 1.3.27, the Group usually enters into buy-out and earn-out agreements when acquiring companies. Through the buy-out agreements, the Group grants put options to minority shareholders to sell their shares to the Group. The Group also provides for additional payments for acquired companies (earn-out agreements). These obligations are accounted for in "Earn-out and minority interest buy-out obligations" in the balance sheet liabilities.

(in € million)	12.31.2005	12.31.2004
Earn-out obligations	12	30
Buy-out obligations	69	61
Total	**81**	**91**

The variance of earn-out obligations is mainly due to the payments of a total amount of €22.0 million made during 2005.

The variance of buy-out obligations is mainly due to the increase of existing obligations as at December 31, 2004 due to a better performance of related companies in 2005, and in a small scale, to new obligations of €2.8 million. Total payments made in 2005 for the exercise of buy-outs amounted to €16.6 million.

Buy-out obligations which are treated as compensation (see note 1.3.26) are presented in "Other current liabilities" for a total amount of €3.6 million as at December 31, 2005 against €6.6 million as at December 31, 2004.

2.12. Financial debt

The table below summarizes the net debt of the Group:

(in € million)	12.31.2005	12.31.2004
Convertible bonds (OCEANEs)	631	609
Bank borrowings	163	64
Debt under capital leases	1	2
Other financial debts	28	28
Borrowings and financial debts	**823**	**703**
Bank overdrafts	116	51
Earn-out obligations	12	30
Buy-out obligations	69	61
Total of financial liabilities	**1 020**	**845**
Cash and cash equivalents	(603)	(534)
Net debt	**417**	**311**

Bank borrowings

In 1999, a US subsidiary of Havas borrowed $30 million at a reduced rate of interest from a bank. In connection with this loan, Havas agreed with the bank to make a deposit in the same amount to allow the subsidiary to borrow the funds. The terms of this agreement provided that the deposit and debt mature simultaneously in six equal annual instalments of $5 million to June 5, 2006. The deposit in US dollars was recorded in "Other financial assets" in the consolidated accounts. The Group entered into a combined interest and currency swap arrangement (see notes 2.12, 2.28 and 2.30).

As at December 31, 2005, the remaining borrowings amounted to $5 million (€4.2 million) and the connected deposit recorded in "Other financial assets" amounted to €4.8 million, against respectively, $10 million (€7.3 million) and €9.5 million as at December 31, 2004.

In January 2000, Havas contracted a borrowing with BNP Paribas designed in particular to refinance the acquisition of Lopex plc, a British group. The borrowing comprises a convertible bond of £40 million (duration of 7.5 years, interest rate of 7.6%) issued by Havas UK Ltd (formerly Evelink Plc), the Group's UK company and a warrant under which Havas International has the right to buy the Havas UK shares to be issued following the conversion for a total amount of €40.4 million. The net balance of €4.0 million is included in "Long-term borrowings" as at December 31, 2005 against €7.7 as at December 31, 2004.

Long-term borrowings as at 12.31.2005 (in € million)

Breakdown by maturity	Total	2006	2007	2008	2009	2010	Thereafter
Convertible bonds	631	219			412		
Bank borrowings	163	113	50				
Debt under capital leases	1	1					
Other financial debts	8	6		1			1
Accrued interest	20	20					
Total of borrowings	**823**	**359**	**50**	**1**	**412**	**0**	**1**
Portion due in less than 1 year	(359)	(359)					
Total of long-term borrowings	**464**	**0**	**50**	**1**	**412**	**0**	**1**

Breakdown by currency and type of interest rate	Interest rate	Maturity	(in € million)
EUR (OCEANEs, see note 2.13)	6.58% and 7.22%	2006-2009	631
EUR (France)	6 month Euribor	2006-2007	100
EUR (Spain)	1 month Euribor	2006	11
EUR (Germany)	3 month Euribor	2006	12
USD	7 month Libor	2006	4
USD	6 month Libor	2006	11
USD	3 month Libor	2006	11
GBP (see note 2.12)	7.60%	2007	4
GBP	12 month Libor	2006	5
Other	Variable rate	2006	5
Other	Fixed rate	2006	6
Other financial debts	-	2006	3
Accrued interest	-	2006	20
Total of borrowings			**823**
Portion due in less than 1 year			(359)
Total of long-term borrowings			**464**

Long-term borrowings as at 12.31.2004

Breakdown by currency and type of interest rate	Interest rate	Maturity	(in € million)
EUR (OCEANEs)	6.58% and 7.22%	2006 - 2009	609
EUR	3 month Euribor	2005	13
EUR	1 month Euribor	2005	6
EUR	5.00%	2005	2
USD	7 month Libor	2006	7
USD	6 month Libor	2005	9
USD	3 month Libor	2005	9
GBP (see note 2.12)	7.60%	2007	8
GBP	12 month Libor	2005	5
Other	Variable rate	2005	5
Other	Fixed rate	2005	5
Other financial debts	-	2005	5
Accrued interests	-	2005	20
Total of borrowings			**703**
Portion due in less than 1 year			(84)
Total of long-term borrowings			**619**

2.13. Convertible bonds (OCEANEs)

The two remaining bonds convertible and/or exchangeable into new or existing shares ("OCEANEs") issued by Havas SA have the following characteristics:

Characteristics	OCEANE 1% December 2000 / January 2006	OCEANE 4% May 2002 / January 2009
Listed on	Euronext Paris SA	Euronext Paris SA
ISIN code	FR0000180747	FR0000188476
Principal amount at issue	€709 million	€450 million
Number of bonds issued	32,817,012	41,860,465
Unit issue price	€21.60 at par	€10.75 at par
Unit redemption value	€25.44	€10.75 at par
Effective date	December 22, 2000	May 22, 2002
Duration	5 years and 10 days	6 years and 224 days
Annual coupon rate	1% or a gross yield to maturity of 4.25% (1)	4% or a gross yield to maturity of 4% (1)
Implicit interest rate	6.58%	7.22%
Maturity	January 1, 2006 (2)	January 1, 2009 (4)
Conversion	(3)	(3)
• Prior to 06/11/2002	• 1 bond against 1 share	• 1 bond against 1 share
• 06.11.2002 - 06.17.2003	• 1 against 1.02	• 1 against 1.02
• 06.18.2003 - 06.16.2004	• 1 against 1.035	• 1 against 1.035
• 06.17.2004 - 10.19.2004	• 1 against 1.047	• 1 against 1.047
• 10.20.2004 - 06.13.2005	• 1 against 1.13	• 1 against 1.13
• From 06.14.2005	• 1 against 1.147	• 1 against 1.147
Cumulative number of bonds bought back for cancellation at December 31, 2004	24,202,450	0
Cumulative number of bonds converted at December 31, 2004	699	930
Number of bonds bought back for cancellation in 2005	0	0
Number of bonds converted in 2005	2,912	0
Number of bonds outstanding at December 31, 2005	**8,610,951**	**41,859,535**

(1) Assuming no conversion or redemption prior to maturity.

(2) Possible early redemption at the option of the issuer from January 1, 2004 to December 31, 2005, if over a period of twenty consecutive stock exchange trading days among the forty consecutive stock exchange trading days preceding the day of publication of a notice concerning such early redemption, the product of the average of Havas SA shares' last trading prices and the conversion ratio exceeds 115% of the redemption value of the bonds.

(3) Each bond may be converted at any time at will by the holders into an adjusted number of Havas SA shares further to the payments of dividends which were debited to "Regulated long-term capital gains equity reserve" and the capital stock increase on October 19, 2004.

(4) Possible early redemption at the option of the issuer from January 1, 2005 to December 31, 2008, if over a period of twenty consecutive stock exchange trading days among the forty consecutive stock exchange trading days preceding the day of publication of a notice concerning such early redemption, the product of the average of Havas SA shares' last trading prices and the conversion ratio exceeds 125% of the redemption value of the bonds.

OCEANE 1% December 2000 / January 2006

To improve its indebtedness structure, between December 3, 2004 and December 10, 2004 the Group repurchased 17,570,404 convertible bonds for cancellation according to the terms of the issue agreement, at a unit price of €25.17 and a total amount of €442.3 million representing a total nominal value of €379.5 million. This operation has generated a loss of €15.9 million in the second half of 2004.

During 2005, 2,912 bonds have been converted into Havas SA shares.

As at December 31, 2005, outstanding convertible bonds amounted to 8,610,951. They were redeemed on January 2, 2006 for a total amount of €219.1 million.

OCEANE 4% May 2002 / January 2009

On December 1, 2003, the General Meeting of holders of the 2002 OCEANE (bonds convertible and/or exchangeable for new or existing Havas SA shares), approved the payment by Havas SA of an amount of €1.20 per bond, in exchange for a waiver of their option to cause Havas SA to redeem the bonds at par on January 1, 2006. A one time cash payment was made on January 1, 2004, for a total amount of €50.2 million.

Breakdown of OCEANEs by component

As indicated in note 1.3.23, the two components "Option" and "Debt" of a compound financial instrument should be accounted for separately. The following table summarizes the option value at inception of the three existing OCEANEs as at December 31, 2003, and the related debt amounts shown in the balance sheet as at December 31, 2005 and December 31, 2004.

PAGE 66 OF 187

(in € million)	12.31.2005 OCEANE 1999	12.31.2005 OCEANE 2000	12.31.2005 OCEANE 2002	12.31.2004 OCEANE 1999	12.31.2004 OCEANE 2000	12.31.2004 OCEANE 2002
Option component of OCEANEs	34	61	93	34	61	93
Total in equity	**34**	**61**	**93**	**34**	**61**	**93**
Long-term borrowings						
- non-current	0		412	0	208	401
- current	0	219		0		
Total in borrowings	**0**	**219**	**412**	**0**	**208**	**401**

2.14. Credit lines

Floating rate credit facility agreement "Club Deal"

On December 2, 2004, Havas entered into a €150 million floating rate credit facility agreement with a pool of banks ("club deal"), consisting of:

- a €100 million amortization loan (Tranche A), of which 50% will mature on November 30, 2006 and the remaining on November 30th, 2007, dedicated to finance the repurchase and/or the redemption of the convertible bonds OCEANE 2000/2006;
- a €50 million revolving credit facility (Tranche B), maturing on October 31, 2008, dedicated to the general financing purposes of the Group.

This agreement is subject to restrictive covenants on the consolidated financial statements of the Group until the maturity date of this credit facility.

Further to the change from French GAAP to IFRSs as at January 1, 2005, on December 23, 2005 Havas signed an amendment to the credit facility agreement to adapt the "covenants" to IFRS definitions. The updated covenants Havas has to comply with are the following:

- A net debt to EBITDA ratio, based on the following definitions:

Net Debt = (Convertible bonds) + (other borrowings and financial liabilities) + (redemption premiums of convertible bonds) + (accounted *"earn out"* payments) - (cash) - (marketable securities);
EBITDA = Income from operations + Amortization and depreciation on intangible and tangible fixed assets + Share-based payments;
This ratio, calculated semi annually on a rolling twelve-month period, has to be maintained, as of the last day of each semi annual period, starting from December 31, 2005 until December 31, 2007, under a limit which is comprised, depending on the considered period between 3.0 and 2.5.

- An interest coverage ratio (EBITDA / Financial expenses, net) based on the following definitions:

EBITDA: same definition as above;
Financial interest expenses, net = financial expenses - financial proceeds (excluding net impact of provisions on financial assets and also financial expenses relating to repurchase or reorganization of convertible bonds);
This ratio, calculated semi annually on a rolling twelve-month period, has to be maintained, as of the last day of each semi annual period, starting from December 31, 2005 until December 31, 2006, over a threshold which is comprised, depending on the considered period, between 3.5 and 5.3.

Other commitments and restrictions mainly relate to warranties granted by the Group and acquisitions or disposals of assets are also planned until the credit maturity.

On September 28, 2005, Havas and the pool of banks signed an amendment to the initial floating rate credit facility agreement dated on December 2, 2004 for deleting the restriction clause for limiting external growth not exceeding a total amount of €25 million per year.

On December 30, 2005, Havas drew the tranche A of €100 million for redeeming the remaining debt of 2006 convertible bonds (OCEANE) of €219.1 million that matured on January 1, 2006. The tranche B was not used in 2005.

These credit lines were not used in 2004.

Other credit lines

On December 16, 2005, Havas entered into a €100 million floating rate credit facility agreement with one of its bank-partner, for 364 days, renewal by tacit agreement.

This credit line is dedicated for the general financing purposes of Havas SA and its subsidiaries.

This line was not used in 2005.

2.15. Provisions

(in € million)	12.31.2004	Increase in provisions	Reversal of used provisions	Reversal of unused provisions	Changes in scope of consolidation and other	12.31.2005
Tax risk	10	4	(1)	(1)	1	13
Pension and post-employment benefits	44	3	(2)		12	57
Vacant premises	50	4	(18)	(2)	3	37
Long-term provisions, pension and post-empoyment benefits	**104**	**11**	**(21)**	**(3)**	**16**	**107**
Litigations	5	14	(1)	(1)		17
Other provisions	12	6	(3)	(1)	0	14
Provisions (portion due in less than 1 year)	**17**	**20**	**(4)**	**(2)**	**0**	**31**
Total	**121**	**31**	**(25)**	**(5)**	**16**	**138**

The Group has entered into litigation with certain of its previous managers who left Havas at the end of 2005. These litigations are amply described in note 2.31, and are provided for at an amount of €10.4 million as at December 31, 2005.

Further to the reorganization of the Group carried out in 2003, vacant premises have been provided for. As at December 31, 2005, the related leases had a remaining period of over eight years.

The pension and post-employment provision of €12 million in "Changes in scope of consolidation and other" column includes, in particular, €11.2 million of actuarial loss recognized in equity in 2005 in application of the Amendment to IAS 19. The corresponding amount net of tax amounted to €7.9 million.

2.16. Pension and post-employment benefits

In connection with the Group's retirement obligations and post-employment benefits, some of them correspond to defined benefits plan. For this type of plan, obligations have been valued according to the projected credit unit method.

Obligations are assessed on the basis of either the salary at termination or the average of the last three to five years preceding the retirement and may be paid out in a one-off settlement or in annual instalments.

In certain countries, Italy in particular, retirement obligations and post-employment benefits could be due on the employee's departure, whatever the reason is.

In the United-Kingdom and Puerto Rico, pension obligations are covered by contributions made by the Group to pension funds. Expected contributions for 2006 are estimated at €5 million.

Provision is calculated on an individual basis taking into account turnover, rate of compensation increase, and a discount rate ranging from 2.5% to 5.5% for 2005 against a range from 4.3% to 6% for 2004.

Medical care obligations (shown in "Medical care") concern French entities only. These obligations correspond to the probable present value of the difference between projected medical services for current retirees and their own contributions. Future services have been projected taking into account the trend of medical costs which is 4.4% for 2005 against 4.8% for 2004, the consumption due to the age of retirees, and a discount rate. The discount rates used (including inflation) are 4.25% for 2005 and 4.75% for 2004.

In addition, in 2004 the Group decided to stop contributions to medical care services for future retirees from January 1, 2005. Related projected obligation provisions as at December 31, 2003, have been written-back in 2004 exceptional items (see note 2.22).

Defined contributions made in 2005 amounted to €19.6 million against €18.0 million in 2004.

Amounts recognized in the financial statements

(in € million)	Defined benefit pension plans		Medical care	
Assumptions	**2005**	**2004**	**2005**	**2004**
Benefit obligation discount rate (inflation included)	2.5% - 5.5%	4.30% - 6.00%	4.25%	4.75%
Expected rate of return on plan of assets	2.5% - 7.5%	5.00% - 6.35%		
Expected remaining life of service		7.33 - 15		
Change in benefit obligation	**2005**	**2004**	**2005**	**2004**
Projected benefit obligation at beginning of period	**(97)**	**(92)**	**(5)**	**(13)**
Service cost	(3)	(3)		(1)
Interest cost	(5)	(4)		(1)
Amendments / Curtailments / Settlements				11
Actuarial loss	(19)	(7)		(1)
Benefits paid	3	5		
Other (currency translation adjustments)	(1)	4		
Projected benefit obligation at end of period	**(122)**	**(97)**	**(5)**	**(5)**
Change in plan assets	**2005**	**2004**	**2005**	**2004**
Fair value of plan assets at beginning of period	**59**	**54**		
Expected return on plan assets	4	4		
Company contributions	3	3		
Benefits paid	(3)	(4)		
Actuarial gain	7	2		
Other (currency translation adjustments)	1			
Fair value of plan assets at end of period	**71**	**59**		
Funded status	**2005**	**2004**	**2005**	**2004**
Unfunded projected benefit obligation	(19)	(18)	(5)	(5)
Funded projected benefit obligation	(103)	(79)		
Fair value of plan assets	71	59		
Net amount recognized	**(51)**	**(38)**	**(5)**	**(5)**
Net periodic benefit cost	**2005**	**2004**	**2005**	**2004**
Service cost	3	3		1
Interest cost	5	4		1
Expected return on plan assets	(4)	(4)		
Effect of curtailments / settlements				(10)
Net periodic benefit cost	**4**	**3**		**(8)**

Pension obligations and post-employment benefits, and provisions for medical care are accounted for €51.2 million and €4.6 million, respectively, in "Long-term provisions, pension and post-employment benefits" (see note 2.15). These expenses are recorded under "Compensation" in the income statement.
In addition, since the Group has adopted the Amendment to IAS 19 early, actuarial losses have been recognized in equity for €4.8 million and €11.2 million, respectively, as at December 31, 2004 and 2005. The cumulative amount of actuarial losses recognized in equity amounted to €16 million, before tax.

Geographical breakdown of the projected benefit obligation and the fair value of plan assets as at December 31, 2005

(in € million)	Projected benefit obligation	Fair value of plan assets	Net periodic benefit cost	Benefit obligation discount rate	Rate of compensation increase	Expected rate of return on plan assets
France	(22)		2	4.00% - 4.25%		4.50%
Great-Britain	(90)	60	1	4.75%	3.75%	5.20% - 5.85%
Puerto Rico	(9)	7		5.5%	3.00%	7.50%
Other	(6)	4	1	2.50% - 4.00%	2.50% - 3.00%	2.50% - 6.20%
Total	**(127)**	**71**	**4**			

Change in net amount accrued for as at December 31, 2005

Net amounts recognized (in € million)	Defined benefit pension plan	Medical care
Net amount accrued for at beginning of period (provision)	(38)	(5)
Accrued benefits recognized in the income statement	(4)	
Actuarial loss posted to equity	(12)	
Benefits and contributions paid	3	
Net amount accrued for at end of period (provision)	**(51)**	**(5)**

Effect of the volatility (medical cost sensitivity)

Net amounts recognized (in € million)	1% increase 2005	1% increase 2004	1% decrease 2005	1% decrease 2004
Effect on the service cost and the interest cost		1		(1)
Effect on the projected benefit obligation	1	1	(1)	(1)

Breakdown of plan assets by category as at December 31, 2005

Categories	% of assets	Expected return on plan assets
Securities	51.70%	6.93%
Bonds	31.20%	4.27%
Property	0.20%	6.00%
Cash	0.60%	2.25%
Other	16.30%	4.89%
Total	**100.00%**	**5.73%**

2.17. Accounting for employee stock option plans

The Group has granted options to subscribe for Havas SA shares to its employees and management.

The stock option plans generally vest as follows: one third over one year, one third over two years and one third over three years. The option term cannot be longer than ten years for French employees and seven years for the other employees. The exercise period generally begins at the vesting date.

These plans are settled in Havas SA shares, and are accounted for as set out in note 1.3.28.

As indicated in note 1.3.28, the Group has elected to apply IFRS 2 to equity instruments granted after November 7, 2002, and which were not yet vested as at December 31, 2004. The following table summarizes the characteristics of these plans:

	2003 Plans			2004 Plans	
Grant date	**March**	**July**	**December**	**May**	**December**
Dividend yield	1.5%	1.5%	1.5%	1.5%	1.5%
Expected volatility	30.0%	30.0%	30.0%	30.0%	30.0%
Risk-free rate	4.14-4.50%	4.21%	4.26-4.59%	4.60%	3.22-4%
Number of options granted	3 000 140	349 120	1 671 030	418 133	10 260 553
Duration	7-10 years[1]	10 years[1]	7-10 years[1]	10 years	5-10 years[1]
Fair value of the options	0.77-0.90	1.21-1.28	1.32-1.53	1.34-1.46	1.16-1.42
Situation at December 31, 2004					
Exercice price[2]	2.43	3.67	3.99	4.06	4.17
Number of outstanding options	2 403 376	345 560	1 596 340	411 916	10 108 000
Situation at December 31, 2005					
Exercice price[2]	2.39	3.62	3.93	4	4.11
Number of outstanding options	2 021 247	239 430	1 445 363	418 133	9 245 462

(1) 10 years for French residents.
(2) Exercise prices have been adjusted following the distributions of dividends and the capital increase in 2004.

The future volatility has been estimated based on the constructive volatility observed on a sample of comparable listed companies of the industry including Havas.

	2003 Plans			2004 Plans	
	March	**July**	**December**	**May**	**December**
Number of outstanding options at December 31, 2004	2,403,376	345,560	1,596,340	411,916	10,108,000
Cancelled in 2005	(226,375)		(130,600)		(1,015,091)
Exercised in 2005	(188,742)	(109,690)	(43,800)		
Adjustments related to payment of dividends	32,988	3,560	23,423	6,217	152,553
Number of outstanding options at December 31, 2005	**2,021,247**	**239,430**	**1,445,363**	**418,133**	**9,245,462**

The Group also granted, on September 29, 2004, 104,733 options to subscribe shares in its subsidiary Euro RSCG SA to 35 managers and employees of Euro RSCG SA Group. These options will be exercisable under certain conditions of performance and the presence of the beneficiaries over the vesting period, and will be either vested partly in September 2008 or entirely in September 2009. The beneficiaries undertook to sell to Havas SA, and Havas SA to buy the Euro RSCG SA shares issued when options are exercised in exchange for Havas SA shares for an equivalent value of Euro RSCG SA shares issued. These purchase agreements were signed on June 8, 2005, the day before the Havas' shareholders annual meeting on June 9, 2005, where they were not brought up. On March 10, 2006, the Board of Directors was informed of this plan. The Board of Directors shall re-examine their provisions in 2006.

These options are accounted for according to the IFRS rule applicable to equity settled stock option plan. Their adjustment to fair value has generated an expense of €0.2 million and €1.5 million, in 2004 and 2005, respectively. This accounting does not reflect the estimated cash outflow at the maturity date. Specific information is provided in note 2.27.

In addition, the Group has granted options to subscribe for shares of subsidiaries to some employees of these subsidiaries and committed to repurchase the shares when options are exercised (see note 1.3.28).

Set forth in the table below is the amount recognized in the income statement regarding all the above stock option plans:

(in € million)	2005	2004
Equity settled stock option plan expense	(7)	(2)
Cash settled stock option plan expense	(5)	(5)
Total Stock option plan charges	**(12)**	**(7)**

Cash settled plan liabilities in the balance sheet amounted to €12.7 million and €7.7 million, respectively, as at December 31, 2005 and 2004.

In addition, the Group has granted options to subscribe for or buy Havas SA shares and which were entirely vested as at December 31, 2004 and were not recognized as allowed by the exemption offered by IFRSs.

Their main characteristics are set forth in the table below:

	2000 Plans		2001 Plans		2002 Plans	
Grant date	**May**	**October**	**March**	**May**	**February**	**December**
Number of options granted	461,112	4,361,320	4,968,091	3,764,266	6,820,904	32,144
Duration	7 years	7 years	7 years	7 years	7 years	7 years
Situation at December 31, 2004						
Exercise price	22.01	15.62	13.64	13.06	7.57	4.36
Number of outstanding options	454,257	2,768,916	3,666,398	2,712,719	4,890,984	4,447
Situation at December 31, 2005						
Exercise price	21.68	15.39	13.44	12.87	7.46	4.30
Number of outstanding options	461,112	2,277,638	2,328,954	2,334,424	3,562,315	4,515

	1997 Plan	1999 Plans				2000 Plans
Grant date	**June**	**February**	**June**	**September**	**December**	**March**
Number of options granted	6,687,084	818,128	343,274	230,494	991,436	1,024,459
Duration	9 years	7 years	7 years	7 years	7 years	7 years
Situation at December 31, 2004						
Exercise price	4.05	6.71	8.00	9.56	13.81	24.33
Number of outstanding options	4,406,598	800,049	318,468	227,066	933,345	1,009,219
Situation at December 31, 2005						
Exercise price	3.99	6.61	7.88	9.42	13.60	23.97
Number of outstanding options	3,460,438	812,128	323,274	230,494	947,436	1,024,459

The table below details operations which occurred during 2005 relating to options including those granted before November 7, 2002.

	2005		2004	
	Number of options	Weighted unit exercise price in €	Number of options	Weighted unit exercise price in €
At beginning of period	**37,057,658**	8.05	**30,734,948**	9.96
Granted	0		10,483,000	4.18
Exercised	(1,339,837)	3.79	(105,228)	2.59
Cancelled	(5,100,568)	9.41	(6,645,412)	7.73
Adjustments related to payment of dividends	519,569		2,590,350	
At end of period	**31,136,822**	7.88	**37,057,658**	8.05
Number of outstanding options at end of period	**27,510,490**	8.43	**26,886,681**	9.43
Weighted unit fair value of options granted during the period				1.29

2.18. Deferred taxes

The components of income tax expense are the following:

(in € million)	2005	2004
Current tax expense	21	35
Deferred tax income	(7)	(11)
Total income tax expense	**14**	**24**

Reconciliation between theoretical income tax expense and actual tax expense

(in € million)	2005	2004
Income of fully consolidated companies before tax	85	86
Theoretical income tax rate	34.43%	34.93%
Theoretical income tax expense	29	30
Effect of permanent additions and deductions	10	(42)
Change in unrecognized deferred tax assets	(28)	34
Difference between French and foreign tax rates	4	3
Other	(1)	(1)
Actual income tax expense	**14**	**24**

Breakdown of deferred tax by nature

(in € million)	2005	2004
Deferred tax assets	**749**	**778**
Taxable losses carried forward	618	636
Temporary differences	131	142
- post-employment benefits	18	13
- amortization	59	49
- provisions and other	54	80
Deferred tax liabilities	**44**	**54**
- deductible goodwill amortization	27	16
- OCEANEs	12	17
- other	5	21
Unrecognized deferred tax assets	**(580)**	**(618)**
Net deferred tax	**125**	**106**

Tax losses carried forward schedule

(in € million)	2005	2004
Y+1	63	35
Y+2	18	19
Y+3	5	6
Y+4	7	8
Y+5	5	1
Thereafter	1,775	1,819
Total tax losses carried forward	**1,873**	**1,888**

Deferred tax assets have been analysed upon the basis of each entity or tax consolidation and related applicable tax rules. A five-year period has typically been used to assess the probability of their recovery.

As at December 31, 2004, deferred tax assets of €617.9 million were not recognized of which €475.3 million were located in France, €96.0 million in the US and €19.0 million in Germany, against €580.5 million as at December 31, 2005 of which €457.8 million were located in France, €98.1 million in the US and €11.5 million in Germany.

When material differences between forecasted income and actual taxable income arose in the past, a weighted ratio has been applied to forecasted income.

2.19. Other payables

(in € million)	2005	2004
Advances from clients	117	113
Personnel payables and social contributions	132	133
Client payables	45	46
Tax payables	78	71
Other	391	339
Deferred income	18	24
Total	**781**	**726**

2.20. Compensation

(in € million)	2005	2004
Personnel costs	(889)	(891)
Compensatory earn-out and buy-out		(5)
Stock options charges	(12)	(7)
Total	**(901)**	**(903)**

Pension and post-employment benefit obligations are detailed in note 2.16.

2.21. Other expenses and income from operations

(in € million)	2005	2004
Expenses	**(425)**	**(454)**
Fixed assets amortization and depreciation	(42)	(46)
Other expenses	(383)	(408)
Income	**17**	**23**
Other income	17	23
Total	**(408)**	**(431)**

2.22. Other operating expenses and income

(in € million)	2005	2004
Other operating expenses	**(42)**	**(7)**
Goodwill impairment charge	(21)	(7)
Costs related to the departure of managers	(21)	
Other operating income	**18**	**22**
Net capital gains on disposals of fixed assets	18	7
Write-back of reserve for medical care		10
Write-back of MCI reserve		5
Total Other operating expenses and income	**(24)**	**15**

2005 net capital gains mainly related to the disposal of two buildings located in Spain in the first half of 2005 for €8.0 million as described in note 2.4, and our minority interests in a UK company for €6.8 million.

2004 net capital gains arose from the disposal of subsidiaries.

"Costs related to the departure of managers" include expenses relating to the departure of the Chief Executive Officer in June 2005 as well as provisions for departure of certain other managers.

During 2004, the Group decided to stop contributions to the medical care scheme in favour of future French retirees and therefore reversed the related reserves.

In addition, in 2004, the Group wrote-back the reserve related to the MCI WorldCom risk as it was no longer required.

2.23. Segment information

Geographical breakdown of operations is the following:

(in € million)	France		Europe		The United-Kingdom		North America		Other		Eliminations		Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Consolidated income statement line items														
Revenue														
Revenue from external customers	294	292	300	273	171	212	576	585	120	129	0	0	1,461	1,491
Revenue from transactions with other segments	6	7	1	2		1			3	3	(10)	(13)	0	0
Total Revenue	**300**	**299**	**301**	**275**	**171**	**213**	**576**	**585**	**123**	**132**	**(10)**	**(13)**	**1,461**	**1,491**
Income from operations	**15**	**30**	**47**	**35**	**18**	**23**	**59**	**55**	**13**	**14**			**152**	**157**
Other operating expenses and income	(26)	9	6	(6)	5	14	(7)	(4)	(2)	2			(24)	15
Share of profit (loss) of associates					(1)	1			(2)				(3)	1
Asset amortization	(7)	(8)	(8)	(9)	(4)	(5)	(20)	(20)	(3)	(4)			(42)	(46)
Consolidated balance sheet line items														
Assets														
Goodwill	213	218	597	594	113	111	463	392	64	66			1,450	1,381
Other intangible and tangible assets	29	33	19	30	14	14	57	53	9	7	0	0	128	137
Equity investments					6	6			7				13	6
Other operating assets	499	412	561	430	116	100	311	291	188	147	(33)	(24)	1,642	1,356
Liabilities														
Earn-out and minority interest buy-out obligations	43	44	9	11	5	12	23	22	1	2			81	91
Provisions for pension	22	20	3	3	29	20			3	1			57	44
Other operating liabilities	681	645	518	472	160	170	420	397	199	147	(33)	(24)	1,945	1,807
Investments														
Other intangible and tangible assets	5	6	7	7	4	4	18	13	3	3			37	33

2.24. Net financial expense

(in € million)	2005	2004
Interest income	18	23
Cost of debt	(59)	(93)
- OCEANEs	(43)	(66)
- Other	(16)	(27)
Other financial expenses and income	(2)	(16)
Losses on OCEANEs buy-backs		(16)
Exchange gains	1	
Depreciation of financial assets available for sale	(3)	
Net financial expense	**(43)**	**(86)**

To improve its indebtedness structure, between December 3, 2004 and December 10, 2004 the Group repurchased 17,570,404 convertible bonds for cancellation according to the terms of the issue agreement, for a unit price of €25.17 and a total amount of €442.3 million representing a total nominal value of €379.5 million. This operation generated a loss of €15.9 million in the second half of 2004.

2.25. Earnings per share

	2005 Net income (in € million)	2005 Number of shares (in thousands)	2005 Earnings per share (in €)	2004 Net income (in € million)	2004 Number of shares (in thousands)	2004 Earnings per share (in €)
Group share basic earnings	59	424.280	0.14	55	340.534	0.16
Options		10,507			2,704	
Group share diluted earnings	**59**	**434 787**	**0,14**	**55**	**343 238**	**0,16**

As at December 31, 2005, the remaining outstanding number of subscription or purchase options amounted to 55,954,140 of which only 10,506,846 have been taken into account for the calculation of diluted earnings per share. The remaining options are anti-dilutive due to a greater exercise price than market price.

In addition, OCEANEs convertible into 57,505,011 existing or new shares have not been taken into account for the calculation as they are anti-dilutive.

As at December 31, 2004, the remaining outstanding number of subscription or purchase options amounted to 60,110,951 of which only 2,704,294 have been taken into account for the calculation of diluted earnings per share. The remaining options are anti-dilutive.

In addition, OCEANEs convertible into 74,785,259 existing or new shares have not been taken into account for the calculation as they are anti-dilutive.

The increase of the average number of shares between 2004 and 2005 resulted from the capital increase on October 19, 2004 whose fully diluted effect occurred in 2005. The 2005 weighted average number of outstanding shares comprised the total of the 122 millions shares issued in 2004 whereas the 2004 figure only included the weighted average number of shares issued during the period between October 19, 2004 and December 31, 2004.

2.26. Related party disclosures

Media Planning Group, its subsidiaries, and Havas Management Spain, have entered into transactions with companies controlled by members of the families of Fernando Rodés Vilà, one of Havas SA's directors and executive officers and the chief executive officer of Media Planning Group, and of his father Leopoldo Rodés Castañe, also one of Havas SA's directors and Chairman of Media Planning Group, or companies in which members of their families have a stake.

Transactions in connection with media space buying or services rendered to Media Planning Group's clients, amounted to €2.4 million in 2005 against €1.7 million in 2004.

Other services have been rendered to companies of the Group. Related costs amounted to €0.8 million in 2005 against €0.7 million in 2004, and are recorded as overheads.

In 2004, Gestora de Viviendas SA, a company owned by the Rodés family, provided client development services to Media Planning Group and its subsidiaries in exchange for commissions on new clients developed by it. Media Planning Group paid Gestora de Viviendas SA commissions of €0.3 million for these services rendered in 2004. No such services have been rendered in 2005.

In June 2005, the Group sold a building located in Barcelona (Spain) to Inversiones Y Servicios Publicitarios, S.L., a company controlled by Fernando Rodés Vilà, Leopoldo Rodés Castañe, and members of their families, for an amount of €6.2 million corresponding to the building market value. Media Planning Group continues to use the leased properties for an annual rent expense of €0.4 million. The rent expense for 2005 amounted to €0.2 million.

Management emoluments and Directors' fees

(in € million)	2005	2004
Total remunerations including fringe benefits and social contributions	8	13
Social contributions	1	3
Indemnity for employment termination	5	
Deferred compensation	6	
Share-based payments	1	
Total Charges	**21**	**16**
Cumulative pension and post-employment benefits at end of period	1	2
Number of options	6,260,876	9,278,505
of which purchase options	1,929,739	2,697,901
of which subscription options or purchase options are granted during the period	0	2,579,532

2.27. Contractual and off balance sheet commitments

Security

Havas has granted the following warranties:

- pledges on sight deposits and financial instruments for a total amount of €4.5 million,
- and miscellaneous preferential creditor status to the French Tax Authority for a total amount of €1.6 million.

PAGE 74 OF 187

Breakdown of commitments as at December 31, 2005 by maturity

(in € million)	Total	2006	2007	2008	2009	2010	Thereafter
Recognized							
Convertible bonds	631	219			412		
Bank borrowings	163	113	50				
Other financial debt excluding accrued interest	8	6		1			1
Capital leases	1	1					
Stock option plans [1]	14	7	1	6			
Additional payments (Earn-out) [2]	12	9	1	2			
Purchase of minority interests (Buy-out) [3]	69	44	9	14		2	
Off balance sheet							
Operating leases	497	95	79	74	61	52	136
Stock option plans [10]	45				45		
Indemnity for conscience clause [9]	12	12					
Total	**1,452**	**506**	**140**	**97**	**518**	**54**	**137**

NB: *Pension and post-employment benefit obligations are detailed in note 2.16.*

Breakdown of other operating commitments as at December 31, 2005 by maturity

(in € million)	Total	2006	2007	2008	2009	2010	Thereafter
Given							
Security for media space buying [4]	11	2		8			1
Marketing rights [5]	14	6	3	3	2		
Warranty for businesses disposed of [8]	65					43	22
Other obligations [6]	119	6	1				112
Total	**209**	**14**	**4**	**11**	**2**	**43**	**135**
Received							
Authorized unused credit lines [7]	150	100		50			
Marketing rights [5]	6	4	1	1			
Total	**156**	**104**	**1**	**51**	**0**	**0**	**0**

(1) As indicated in note 1.3.28, the Group has granted stock option plans in favour of certain subsidiaries' employees. The Group committed to repurchase the shares of subsidiaries to be issued when options are exercised by the employees.

(2) As indicated in note 1.3.27, the Group usually enters into earn-out agreements when acquiring companies. Earn-out payments are provided for when payments are probable and the amounts can be assessed reliably (see note 2.11).

(3) (1) In connection with most acquisitions where the Group purchases a controlling stake and enters into buy-out agreements to acquire minority shareholders' interests subsequently, the Group grants to minority shareholders put options which may be exercised at certain dates in the future, and at prices determined by formulae corresponding to normal market practices. These agreements are meant to establish a long-term partnership with the manager(s) who will have become the minority shareholder(s).
Buy-out obligations that are exercisable before December 31, 2006 are presented in "2006".

(4) In certain countries, such as the UK and Asia, media space buying operations carried out by agencies are secured by Havas, as required by local practices.

(5) The Group acquires exclusive marketing rights from sports clubs for periods generally ranging from one to seven years. These rights are then re-sold to sponsors. The payments are to be made on a monthly basis.

(6) In order to permit Havas' British subsidiaries to use automated payment services, Havas was asked by banks for security for an amount of €108.4 million.

(7) Authorized unused credit lines include the floating rate credit facility agreement "Club Deal" of €50.0 million and a credit facility agreement with BFCM of €100.0 million. In addition, the table *above does not reflect a total amount of credit lines not used of €182.6 million, since they are not confirmed. Most of these credit lines are secured by Havas.*

(8) In connection with the disposal of companies in 2004, warranties were given to the buyers. Maximum warranties are presented in the table above. Their characteristics are the following:
- warranties are capped to the consideration received,
- other warranties are claimable over a maximum period of two years from the completion date,
- tax warranties are claimable over a maximum period of seven years from the completion date for disposals performed in the United-Kingdom.

(9) A director's employment agreement contains a "Conscience clause" *(clause de conscience)* which can be exercised following the departure of Havas SA's former Chief Executive Officer before December 21, 2006 or in the case of significant change in MPG shareholding causing a change in the management structure or a change in its main business. The exercise of this clause would provide an indemnity equal to the contractual indemnity for employment termination. This indemnity could amount to approximately €3 million.
Eleven managers are also entitled to this "Conscience clause" exercisable within 3 to 6 months after the departure of their related division Chief Executive Officer or in the case of significant change in MPG shareholding causing a change in the management structure or a change in its main business. These clauses provide them indemnities equal to those due in the case of employment termination. If the conditions for exercising these clauses were met and if these eleven managers decided to exercise them, the total amount of indemnities to be paid would amount to *approximately €9 million.*

(10) As indicated in note 2.17, on September 29, 2004 the Group also granted 104,733 options to subscribe shares in its subsidiary Euro RSCG SA to 35 managers and employees of Euro RSCG SA Group. These options will be exercisable under certain conditions of performance and the presence of the beneficiaries over the vesting period, and will be either vested partly in September 2008 or entirely in September 2009. The beneficiaries undertook to sell to Havas SA, and Havas SA to buy the Euro RSCG SA shares issued when options are exercised in exchange for Havas SA shares for an equivalent value of Euro RSCG SA shares issued. These purchase agreements were signed on June 8, 2005, the day before the Havas' shareholders annual meeting on June 9, 2005, where they were not brought up. On March 10, 2006, the Board of Directors was informed of this plan. The Board of Directors shall re-examine their provisions in 2006.
Today, assuming the forecasted performances of Euro RSCG SA Group from 2006 to 2008 equal to those achieved in 2005, the Group deems the number of Havas SA shares to be exchanged, net of subscription exercise price, could represent an amount of €45 million.
This amount is likely to vary depending on the revenue organic growth and the operating margin rate reached in the financial years from 2006 to 2008. If the average performances were lower one point, in terms of organic growth and average operating margin rate as well, than those retained for the assumptions above, the amount to be paid could amount to €25 million. On the contrary, if they were greater one point, the amount to be paid could amount to €56 million. A mechanism is implemented for limiting the payment to around one-third of the cumulative operating margin of Euro RSCG SA Group over the period from 2004 to 2008. These options are accounted for according to the rule applicable to equity settled stock option plan.

The Group has no other significant off balance sheet commitments, or any which could become material in the future, than those mentioned above.

PAGE 75 OF 187

2.28. Financial instruments

Derivatives used by the Group are the following:

Derivatives	2005 Notional amount in currency (million)	2005 Notional amount in € million	2005 Fair market value in € million	2005 Maturity	2004 Notional amount in currency (million)	2004 Notional amount in € million	2004 Fair market value in € million	2004 Maturity
Borrowing currency swaps								
CAD	16	12	(1)	2006	21	13		2005
USD					50	37	1	2005
GBP	27	40	1	2006				
Borrowing currency and interest rate swaps								
USD	5	4	1	2006	10	7	2	2006
Interest rate options (purchase)								
EUR					7	7		2008
Total			1				3	

The table below summarizes a comparison of the book value and fair market value of the financial instruments by category:

Financial instruments (in € million)		2005 Net book value	2005 Fair market value	2004 Net book value	2004 Fair market value
Financial assets					
Cash and cash equivalents		603	603	534	534
Accounts receivable	(1)	1,219	1,219	1,011	1,011
Other current financial assets	(1)	23	23	28	28
Financial assets available for sale	(2)	12	12	16	16
Other non-current financial assets		7	7	10	10
Financial liabilities					
Bank overdrafts		116	116	51	51
Accounts payable	(1)	1,107	1,107	1,035	1,035
Other payables	(1)	781	781	726	726
Other current liabilities		17	17	20	20
Current maturities of long-term borrowings (portion due in less than 1 year)		359	359	84	84
Long-term borrowings		464	495	619	669
Other non-current liabilities		9	9	9	9

(1) The fair value of the accounts receivable, other current financial assets, accounts payable, and other current payables fair value is assimilated to their carrying value, due to their very short term maturity.

(2) Financial assets available for sale mainly include investments in companies and which do not provide to the Group any control nor significant influence. These assets have been valued at fair value and therefore there is no difference between carrying value and fair value.

PAGE 76 OF 187

2.29. Financial covenants

Financial liabilities (excluding earn-out and minority buy-out obligations) amounted to €939.0 million at the end of 2005. The majority of this indebtedness consisted of convertible bonds (OCEANE) for an amount of €631.0 million and which were not subject to any financial covenants. It is also the case for bank overdrafts of €115.6 million and other financial liabilities of €28.6 million.

Bank borrowings represented €163.7 million at the end of 2005, of which €114.6 million were subjected to financial covenants determined, mostly locally. This amount included borrowings of €10.6 million located in the United-States, for which covenants are applicable to local ratios based on US GAAP accounts. The compliance to these ratios will be checked when the US GAAP accounts are disclosed.

It should be noted that the ratios which were determined on the basis of French GAAP financial data, have been updated by amendment on December 23, 2005 for taking into account the change of accounting rules from French GAAP to IFRS.

Financial covenants to be applied to Group consolidated data are as follows:

– Net debt / Shareholders' equity:	< 1.0: 1 (borrowing for refinancing Lopex – see note 2.12)
– EBITDA / Net financial income (loss):	> 3.5: 1 (Club Deal)
– Adjusted net debt / EBITDA:	< 3.0: 1 (Club Deal)

Financial covenants to be applied to local data are as follows:

– EBIT / Interest expense:	> 3.0: 1
– EBITDA / Interest expense:	> 3.0: 1
– Debt / EBITDA:	< 3.0: 1
– Debt / Shareholders' equity:	< 2.5: 1

As at December 31, 2004 and 2005, all the ratios were met.

2.30. Financial risk management objectives and policies

Interest rate risk

In the course of its business, the Group is exposed to interest rate risk, mainly due to credit lines used for acquisitions and general financing purposes.

The Group policy consists of not hedging interest rate risk.

As at December 31, 2005, the sole exception to this policy was a combined interest and currency swap arrangement negotiated in June 1999 for hedging a deposit in US dollars. As at December 31, 2005, the effect produced by this swap consisted in transforming a dollar US deposit of 5.0 million at LIBOR less a margin into a euro deposit of €4.8 million at EURIBOR less a margin.

For illustration purposes, a 1% interest rate change would cause a financial impact of €1.3 million in the income statement.

Credit risk

The Group provides advertising and communications services to a wide range of clients that operate in many different industry sectors around the world. The Group grants credit to all qualified clients and does not believe it is exposed to any undue concentration of credit risk related to either a specific country or customer. Consequently, concentrations of credit risk with accounts receivable are limited. The Group used derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, which are negotiated with leading banks, thus limiting the counterpart risks. The Group invests its excess cash in short-term securities with financial institutions and limits the amount of credit exposure to any one counterpart.

Liquidity risk

As at December 31, 2005, for covering its liquidity risk, Havas had on one hand cash and cash equivalents of €603.0 million at banks, and on the other hand, confirmed credit lines not used of €150.0 million, allowing Havas to pay current financial liabilities.

Currency risk

The Group has operations in over 65 countries. However, in 2005, 38.0% of the revenue was in euros, 37.4% in US dollars and 12.0% in British pounds, and corresponding respectively to 36.4%, 40.6% and 10.4% of the income from operations.

The majority of the Group's agencies operate on their local markets, with almost all revenues and expenses incurred in local currency.

In addition, some of the Group's acquisitions paid in cash in the United States and the United-Kingdom have been funded through local currency borrowings. Since financial liabilities are denominated in the local currency, they do not generate any currency risk.

Intragroup financing transactions in foreign currencies being hedged, the Group's exposure to fluctuations in exchange rates tends to be limited to the translation of the non-euro zone subsidiaries' financial statements into Euro.

For illustration purposes, a 1% decline of the US dollar against the Euro would reduce revenue by approximately €5 million, and a 1% decline in British pounds would generate a drop of €2 million, on the basis of a reported revenue of €1,461 million.

2.31. Risks related to material litigations

Bankruptcy of WorldCom Inc.

On July 21, 2002, WorldCom Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. Havas provided both advertising and marketing services and media services (media buying) to WorldCom Inc. and its subsidiary MCI *("MCI")*. *With respect to its media services, Havas acted as an agent for MCI and as an* intermediary in the transfer of MCI's payments to the applicable media suppliers, which is consistent with the concept of "sequential liability" adopted by the American Association of Advertising Agencies in 1991 as its standard for the industry.

On August 4, 2003, *Havas and MCI entered into an agreement to compromise the pre-*bankruptcy amounts due to Havas.

The agreement provided for the payment to Havas of approximately USD 14.3 million, a significant portion of which is for the payment of vendors that Havas had contracted *on behalf of MCI. On April 20, 2004, MCI emerged from bankruptcy after approval of the* reorganisation plan by the U.S. bankruptcy court, and the agreement became effective. On the 1st quarter 2004, Havas received $14.3 million in respect of amounts it paied on behalf of MCI prior to the bankruptcy. The Group has distributed a substantial portion of the amount received from MCI to media and production vendors contracted by the Group on behalf of MCI. Consequently, at December 31, 2004, Havas offset the remaining receivables against the payables in its financial statements in a residual amount of $18 million and reversed a provision in the amount of USD 6.5 million corresponding to the excess amount of the provision taken in 2002 for production fees. Nevertheless, the risk that Havas will face claims from other vendors remains. One production vendor filed a complaint against the Company. In addition, an action was filed against one of the Group's agencies seeking to recover pension and health and other benefits with respect to certain celebrity performers who performed on behalf of MCI. These two proceedings were settled for an insignificant amount.

Moreover, as of this date, no media supplier has initiated legal action against the Group, or waived such legal action to obtain payment of the balance of these accounts payable. It is not possible to determine the nature, probability, or the result of possible legal actions in this respect, nor the amount of any loss to the Group that might result. Thus, although a loss or losses are definitively possible, the Group is not able to determine the probability or magnitude of any such loss. Therefore, no provision has been recorded in this regard.

American Student List LLC class action lawsuit

On February 18, 2004, a purported class action lawsuit was filed in a Florida Federal District Court against American Student List LLC, one of Havas' subsidiaries. The lawsuit alleged that American Student List obtained, disclosed and used information from the Florida Department of Highway Safety and Motor Vehicles in alleged violation of the U.S Driver's Privacy Protection Act. The named plaintiff sought to represent a class of 876 665 individuals whose personal information from Florida Department of Highway Safety and Motor Vehicles records was obtained, disclosed or used by American Student List without the express consent of the individual. The lawsuit sought certification as a class action, liquidated damages in the amount of $2,500 per alleged violation of the Act, as well as punitive damages, attorneys' fees and costs, and injunctive and other relief. The plaintiff later amended his complaint to include a claim for damages for invasion of privacy.

After dismissal of the lawsuit for a procedural error, to prevent the plaintiff from re-filing a lawsuit curing the procedural error, American Student List settled the case with the named plaintiff, ending the litigation.

Snyder Communications LP class action lawsuit

Former employees of Snyder Communications LP filed a purported class action lawsuit in the Texas State Court. The lawsuit alleged, in substance, that Snyder improperly denied commission payments to former employees in connection with alleged sales activities. Snyder filed a motion to dismiss for failure to state a claim. The motion to certify the purported class of former employees in Texas was granted by the Texas trial court in January 2002, affirmed on appeal by the Texas intermediate appellate court in November 2002 and was reversed by the Texas Supreme Court on appeal. A settlement agreement ending this lawsuit was signed for an insignificant amount. The case was removed from the docket in March 2005.

To the knowledge of the Group's executives, apart from these disputes, there are no outstanding events or disputes that are liable to have or have had in the recent past a significant impact on the Group's financial situation, business or results of operations.

Litigation relating to the departure of former executives or employees

On June 28, 2005, following the decision of the Company's board of directors on June 21, 2005 to terminate the appointment of Mr. Alain de Pouzilhac, the former Chairman and Chief Executive Officer, Mr. Alain Cayzac considered that the conditions for invoking the provisions of Article 13 of his employment agreement, the "Conscience clause", had been triggered (agreement amended on January 19, 2005). As a result, he considered that his employment agreement had been breached and demanded the payment of severance pay in addition to damages for "abusive resistance" without, however specifying the amount of such damages.

The Company is contesting the merits of Mr. Alain Cayzac's claims as it considers that he resigned from his office. Mr. Alain Cayzac filed a petition with the Nanterre Workers' Tribunal *(Conseil de Prud'hommes)* on November 21, 2005. The case has not yet been adjudicated.

Furthermore, pursuant to a non-competition clause, Mr. Alain Cayzac receives monthly gross compensation of €38,500, paid over a total period of 24 months. The total gross amount of this compensation is €924,000 and represents a total cost of €1,302,840, including social charges applicable to these amounts.

On July 19, 2005, following the departure of Mr. Alain de Pouzilhac, Mrs. Agnès Audier considered that there had been a breach of her employment agreement pursuant to Article 12, "change of control", of her agreement (dated October 29, 2003). Mrs. Agnès Audier filed a petition with the Nanterre Workers' Tribunal on January 6, 2006 demanding severance pay in the amount of €1,100,000 (to be revised) before social charges as well as the payment of incentive-based compensation for 2005 in the amount of €300,000 (to be revised) before social charges.

The Company is contesting the demands of Mrs. Audier as it considers that Mrs. Audier resigned from her duties. The case has not yet been adjudicated.

Mr. Jacques Hérail was dismissed on November 25, 2005. Mr. Jacques Hérail has contested this decision and filed a petition with the Nanterre Workers' Tribunal on January 13, 2006 and is asking for the payment of indemnities (namely dismissal, notice, and contractual severance pay) in addition to damages in a total amount of €6,647,046 before social charges, as estimated at this stage of proceedings. The case has not yet been adjudicated.

In addition, on December 23, 2005, Mr. David Smail notified Havas North America and the Company that he was terminating his Employment Agreement dated October 22, 2001 (as amended on January 22, 2004). Mr. Smail based this decision on the provisions of Section 4.3 (vi) of his agreement concerning change of control. On February 22, 2006, Mr. David Smail's counsel contacted the Company with a mediation proposal. Mr. David Smail is asking for the payment of salary, bonuses and severance pay.

Total indemnities, damages and social charges which have been or could be claimed in connection with this litigation amount to €14 million. After consulting its legal counsel on these cases, the Company set aside what it considers to be provisions.

To the knowledge of the Group's executives, apart from these disputes, there are no outstanding events or disputes that are liable to have or have had in the recent past a significant impact on the Group's financial situation, business and profits.

In the normal course of their businesses, Havas SA and its subsidiaries are party to a certain number of legal, administrative or arbitral proceedings. The expenses that may be incurred by the proceedings are provided for to the extent they are probable and quantifiable. Such provisions are determined by risk assessments conducted on a case by case basis.

2.32. Events after the balance sheet date

Nil.

2.33. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

as at December 31, 2004 under IFRS

The Group reported in its 2004 annual report a draft of 2004 pro forma income statement under IFRS. In 2005, the Group has modified slightly this 2004 pro forma income statement in presentation and adjustments.

The main presentation changes were relating to the:
(1) definition of "Other operating expenses and income" adopted by the Group;
(2) and reclassification of some items previously presented under "Other operating expenses and income" to "Compensation".

The final analysis of IFRSs lead the Group to make the following adjustments.

The negative impact on shareholders' equity at opening amounted to €26 million.

The effects on 2004 income statement were the following:
- €1 million on operating income,
- €3 million on net financial income (loss),
+ €7 million on income tax expense.

2004 consolidated income statement - Transition from French GAAP format to IFRSs format

2004 Consolidated income statement reported in French GAAP

(in € million)	French GAAP format	Reclassifications	IFRSs format
Revenue	**1,494**		**1,494**
Compensation	(838)	(7)	(845)
Share-based payments			0
Other expenses and income from operations	(459)	(17)	(476)
Income from operations	**197**	**(24)**	**173**
Other operating expenses and income		17	17
Operating income	**197**	**(7)**	**190**
Net financial income (loss)	1	(60)	(59)
Profit before tax and exceptional items	**198**	**(67)**	**131**
Exceptional items	(62)	62	
Income tax expense	(36)	5	(31)
Net income of fully consolidated companies	**100**	**0**	**100**
Share of profit of associates	1		1
Net income	**101**	**0**	**101**
Group share	**92**		**92**
Goodwill amortization	(58)		(58)
Consolidated net income	**43**	**0**	**43**
Group share	34	0	34

2004 Consolidated income statement – Transition from French GAAP to IFRS

The main reclassification was relating to French GAAP "Exceptional items". Since this notion does not exist in IFRSs, all components of "Exceptional items" have been allocated to other lines of the income statement under IFRS. Moreover, certain charges which were previously classified in "other operating expenses" have been reclassified to "Compensation".

Beyond the reclassifications carried out as mentioned above, IFRS adjustments are detailed as follows:

Reconciliation of 2004 consolidated net income under French GAAP and IFRS

(in € million)	Under French GAAP	Goodwill amortization	Goodwill impairment	Convertible bonds OCEANE	Pension and post-employment benefits	Stock option plans	Earn-out and buy-out	Other	Under IFRS
Revenue	**1,494**							**(3)**	**1,491**
Compensation	(845)				5	(7)	(3)	(53)	(903)
Other expenses and income from operations	(476)							45	(431)
Income from operations	**173**				**5**	**(7)**	**(3)**	**(11)**	**157**
Other operating expenses			(7)						(7)
Other operating income	17							5	22
Operating income	**190**	**0**	**(7)**	**0**	**5**	**(7)**	**(3)**	**(6)**	**172**
Interest income	23								23
Cost of debt	(109)			17				(1)	(93)
Other financial expenses and income	27			(43)				0	(16)
Net financial expense	**(59)**			**(26)**				**(1)**	**(86)**
Income of fully consolidated companies before tax	**131**		**(7)**	**(26)**	**5**	**(7)**	**(3)**	**(7)**	**86**
Income tax expense	(31)			9	(2)				(24)
Net income of fully consolidated companies	**100**		**(7)**	**(17)**	**3**	**(7)**	**(3)**	**(7)**	**62**
Share of profit of associates	1								1
Net income	**101**		**(7)**	**(17)**	**3**	**(7)**	**(3)**	**(7)**	**63**
Group share	92		(7)	(17)	3	(7)	(3)	(13)	55
Goodwill amortization	(58)	58							0
Consolidated net income	**43**	**58**	**(7)**	**(17)**	**3**	**(7)**	**(3)**	**(7)**	**63**
Group share	**34**	**58**	**(7)**	**(17)**	**3**	**(7)**	**(3)**	**(13)**	**55**
Earnings per share (in €)									
Basic	0.10								0.16
Diluted	0.10								0.16

Goodwill amortization and impairment

Under French GAAP, the Group applied US standard "SFAS 142". Thus, net tangible assets of each one of the three divisions of Havas that meet the definition of reporting unit, has been compared to its fair value. When fair value was lower than net book value, an exceptional impairment was required;
According to IAS 36, for impairment test purposes, goodwill should be allocated to each related cash generating unit or group of units which will profit from the synergy provided by the business combinations. In application of this principle, the method to determine the potential impairment is unchanged compared to previous practice, but it applies to a lower unit level. Therefore, the Group has performed goodwill impairment test on a much lower level than before.
In addition, the Group previously amortized its goodwill generally over a period of 40 years whereas goodwill amortization is no longer permitted by IFRSs.

Convertible bonds

According to the French GAAP, proceeds from convertible bond issuance are recorded in "financial liabilities" and the potential related redemption premium is accounted for in "Provisions for risk and expenses" when its payment is probable. Yearly financial charges correspond to annual coupon, issuance cost amortization and provision for redemption premium.
According to IAS 32, bonds convertible into stock shares should be split into two separate components at inception: "liability" and "option". The "liability" value is determined by discounting all future cash flows of the convertible bonds. The "option" value corresponds to the difference between the "liability" value and the issued amount. This value is posted to equity. The deferred tax liability resulting from the difference between the "liability" component book value and its corresponding tax value is deducted from equity. The financial expense relating to the convertible bonds is then calculated by application of the effective interest rate to the "liability" at the end of each period. The excess of financial expense over the interest paid increases the value of the "liability" in the balance sheet bringing the liability to its redemption value at the maturity date.

Share-based payments

Havas has granted to Group employees options to subscribe for Havas SA shares. In French GAAP, these options were accounted for as capital increase without any impact on the income statement (Equity settled plan) only when they were exercised.

According to IFRS 2, this type of option should be recognized as compensation in the income statement against equity. Thus, at the date of grant, the options' fair value is computed using the binomial method, this amount being charged to the income statement over the vesting period. The Group has also granted options to subscribe for subsidiaries' shares to relevant employees, and has undertaken to exchange subsidiaries' shares when options are exercised against Havas SA shares. These options have been accounted for according to the rule applicable to "Equity settled plan".

In addition, the Group has also granted options to subscribe for subsidiaries shares to related employees, and has committed to repurchase the shares at the date of option exercise (Cash settled plan). If need be, the difference between the exercise price and the repurchase price has been provided for.

According to IFRS 2, options granted that meet the definition of cash settled plan should be accrued for its fair value as "Compensation" with a liability as counterpart in the balance sheet. This fair value should be recognized over the vesting period and the liability should be adjusted until the date of option exercise.

Reconciliation of shareholders' equity and consolidated net income under French GAAP and IFRS

(in € million)	Group share						
	January 1, 2004	Consolidated net income	Other	Currency translation adjustments	December 31, 2004	Minority interests	Total
Shareholders' equity and net income under French GAAP	**641**	**34**	**396**	**(42)**	**1,029**	**20**	**1,049**
IFRS adjustments before tax	**(228)**	**13**	**1**	**6**	**(208)**	**(18)**	**(226)**
Pension and post-employments adjustments	(22)	5			(17)		(17)
Actuarial loss			(4)		(4)		(4)
Stock option plans	(3)	(7)	2		(8)		(8)
Goodwill amortization		58		(2)	56		56
Goodwill impairment	(231)	(7)		8	(230)		(230)
Convertible bonds (OCEANEs)	76	(26)			50		50
Treasury stock	(27)	(1)	2		(26)		(26)
Compensatory earn-outs and buy-outs	(5)	(3)			(8)		(8)
Minority interest buy-outs	(1)				(1)	(18)	(19)
Other	(15)	(6)	1		(20)		(20)
Deferred taxes on IFRS adjustments	**(18)**	**8**	**(1)**	**0**	**(11)**	**0**	**(11)**
Pension and post-employments adjustments	7	(2)			5		5
Convertible bonds (OCEANEs)	(27)	9	(1)		(19)		(19)
Treasury stock	(1)				(1)		(1)
Recognized deferred tax assets	3	1			4		4
Total IFRS adjustments, net of deferred taxes	**(246)**	**21**	**0**	**6**	**(219)**	**(18)**	**(237)**
Shareholders' equity and net income under IFRS	**395**	**55**	**396**	**(36)**	**810**	**2**	**812**

Reconciliation of 2004 consolidated statement of cash flows under French GAAP and IFRSs

(in € million)	Under French GAAP	OCEANEs (1)	Other (2)	Under IFRS
Operating activities				
Consolidated net income	43	(17)	37	63
Elimination of non-cash items	86	(13)	(40)	33
Other changes	52		7	59
Net cash provided (used in) by operating activities	**181**	**(30)**	**4**	**155**
Investing activities				
Purchase of fixed assets	**(125)**	**0**	**6**	**(119)**
Intangible and tangible	(37)			(37)
Financial	(88)		6	(82)
Proceeds from sale of fixed assets	**67**	**0**	**(8)**	**59**
Intangible and tangible	6			6
Financial	61		(8)	53
Net cash used in investing activities	**(58)**	**0**	**(2)**	**(60)**
Financing activities				
Dividends paid	(20)			(20)
Proceeds from issuance of stock	389			389
Change in long-term borrowings	(613)	30	4	(579)
Net cash provided (used in) by financing activities	**(244)**	**30**	**4**	**(210)**
Effect of exchange rate changes on net cash	(10)		(1)	(11)
Net increase (decrease) in net cash	**(131)**	**0**	**5**	**(126)**
Net cash at opening	**624**		**(15)**	**609**
Net cash at closing	**493**	**0**	**(10)**	**483**

(1) Under IFRS, interest payments are shown in operating activities in the statement of cash flows whereas they were previously presented in financing activities under French GAAP. In addition, the buy-backs of 2000 OCEANEs are recorded under IFRS for an amount of €416 million in financing activities against €442 million (corresponding to the buy-back price) under French GAAP. The portion of the buy-back price corresponding to accrued interest is presented in operating activities under IFRS.

(2) The cash and cash equivalents shown in the statement of cash flows included an amount of €15 million and €10 million as at January 1, 2004 and December 31, 2004, respectively, corresponding to a term deposit covering a bank borrowing by a U.S. subsidiary. Since this cash is not available in less than three months, these amounts have been reclassified to other financial assets in the balance sheet under IFRS.

20.4. Statutory auditors and contractual auditor report on the consolidated financial statements

For the year ended 31 December 2005

To the Shareholders

Following our appointment as statutory auditors by your Annual General Meeting and as contractual auditor by your management, we have audited the accompanying consolidated financial statements of HAVAS for the year ended December 31, 2005.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit. These financial statements have been prepared for the first time in accordance with IFRS as adopted by the EU. They include comparative information restated in accordance with the same standards in respect of financial year 2004 (4).

1. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at 31 December 2005 and of the results of its operations for the year then ended in accordance with IFRS as adopted by the EU.

Without qualifying our opinion, we draw attention :

- On one hand to the uncertainties related to the possible consequences of a client bankruptcy in 2002 and a class action lawsuit brought against one of your US subsidiaries "American Student List", described in notes 2-31.
- And on the other hand to the accounting methods elected by the Group for minority interest buy-out obligations and additional payments for acquired companies (earn-outs) described in notes 1.3.26 and 1.3.27. There is no precise guidance for these elements under IFRS as adopted by the EU.

2. Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters

As stipulated in Note 1.3.4 the management of your company makes estimates and uses assumptions which affect the amount recorded in the financial statements and accompanying. Since these assumptions are uncertain, actual results may be differ from these estimate. We have considered that goodwill, deferred tax assets and provisions among the accounts which are subject to significant accounting estimates

- In the accompanying balance sheet, goodwill amounts to €1,450 million as described in notes 1.3.9, 1.3.14, and 2.2. Their carrying value is compared to its recoverable value, which is determined on the basis of expected discounted cash flows following the method described in Note 1.3.14.
- Your company recognises €149 million of deferred tax assets for which realisation is probable as described in notes 1.3.21 and 2.18.
  According to the French auditing standards applicable to accounting estimates and based on the latest available data, we have assessed the methods and procedures used to prepare these estimates, and assessed the reasonableness of the forecasted data and assumptions on which they are based.
- In the accompanying balance sheet, provisions amount to €138 million, as described in notes 1.3.24, 2.15 and 2.16.
- We have assessed the basis on which these provisions have been determined, and reviewed estimates made by the management as well as the related documentation prepared in connection.
- In the accompanying income statement, the stock option plan expense amounts to €12 million, as described in notes 1.3.28, 2.17 and 2.20.
- We have assessed the methods and procedures used to prepare these estimates and assessed their reasonableness.
- In connection with the first time application of IFRS as adopted by the EU, information on the accounting methods elected by the Group for minority interest buy-out obligations and additional payments for acquired companies (earn-outs) is provided in notes 1.3.26 and 1.3.27. as there is no precise guidance for these elements under IFRS as adopted by the EU.
  We have assessed the accuracy of the information provided in the notes to the accompanying consolidated financial statements.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

3. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Paris and Paris-La Défense, March 10, 2006

FIDINTER	F.N.E.C.
Jean-Yves LÉPINAY	François BOUCHON

Statutory Auditors
Members of Compagnie Régionale de PARIS

ERNST & YOUNG Audit
Christian CHIARASINI

Contractual Auditor

20.5. Consolidation scope

* Companies accounted for using the equity method	% Group	% Control
EURO RSCG WORLDWIDE		
EUROPE		
FRANCE		
ADVERTISING AGENCIES		
EURO RSCG LIFE	100	100
EURO RSCG France	100	100
EURO RSCG C&O	99	99
ABSOLUT REALITY	95	95
BETC EURO RSCG	100	100
LEG	100	100
NON MEDIA SUBSIDIARIES		
EURO RSCG 4D	100	100
EURO RSCG 4D INCENTIVE	100	100
INTERCORPORATE SNC	99	100
HPS	100	100
REGIONAL NETWORK		
EURO RSCG COMPAGNIE	96	96
MARTINE FLINOIS ET ASSOCIES	68	71
EURO RSCG RH	98	100
GERMANY		
EURO RSCG ABC	100	100
EURO RSCG	100	100
EURO RSCG ABC HAMBURG	76	76
FUEL COMMUNICATIONS	100	100
EURO RSCG LIFE	100	100
EURO RSCG 4D	100	100
REMPEN & PARTNER WERBEAGENTUR	100	100
EURO RSCG PARTNERS	100	100
EURO RSCG LUBKE PREY	80	80
AUSTRIA		
EURO RSCG VIENNA	92	92
FUEL AUSTRIA	100	100
BELGIUM		
EURO RSCG BRUSSELS	100	100
PRODUCTIVITY	100	100
THE RETAIL CREATIVE COMPANY	100	100
DENMARK		
ER HOLDING	100	100
EURO RSCG COPENHAGEN	100	100
SPAIN		
EURO RSCG 4D	100	100
EURO RSCG ESPANA	100	100
SOLERO & SOLERO & PARTNERS	71	71
FUEL ESPANA	100	100
ASCI DIRECT	65	65
EVENTO ORIGINAL DE COMUNICACION	100	100
E-ONE	92	92
DIFUSION Y AUDIENCIAS	85	85
L-1	100	100
EURO RSCG LIFE ESQUEMA	100	100
EURO RSCG LIFE MEDEA	100	100
FINLAND		
EURO RSCG	100	100
GREECE		
EURO RSCG ATHENS	75	75
HUNGARY		
EURO RSCG BUDAPEST	100	100
INSIGHT COMMUNICATION	100	100

* Companies accounted for using the equity method	% Group	% Control
IRELAND		
EURO RSCG IRELAND	100	100
YOUNG EURO RSCG	100	100
ITALY		
FUEL ITALIA	100	100
EURO RSCG MILANO	80	80
EURO RSCG ROMA	44	55
EURO RSCG 4D	80	100
EURO RSCG ITALIA	100	100
D'ANTONA & PARTNERS	41	51
EURO RSCG LIFE ITALY	80	80
NETHERLANDS		
EURO RSCG WORLDWIDE	100	100
GO RSCG	100	100
EURO RSCG 4D NL	100	100
EURO RSCG BIKKER	100	100
EURO RSCG AMSTERDAM	100	100
POLAND		
EURO RSCG WARSAW	83	100
EURO RSCG 4D WARSAW	83	100
EURO RSCG MARKETING HOUSE	83	100
DREAM STUDIO WARSAW	83	100
SENSOR	83	100
DIGITAL ONE	43	51
EURO RSCG POLAND HOLDING	83	83
PORTUGAL		
EURO RSCG II DESIGN	89	89
EURO RSCG LISBON	100	100
EURO RSCG SERVICOS DE MARKETING	100	100
HPP	51	51
ER 4D	50	100
FUEL Portugal	51	51
CZECH REPUBLIC		
EURO RSCG A.S.	100	100
THE SALES MACHINE	100	100
DREAM STUDIO PRAGUE	100	100
UNITED KINGDOM		
EURO RSCG BISS LANCASTER PLC	100	100
CGI LONDON	100	100
EURO RSCG LONDON	100	100
EURO RSCG HEALTHCARE GROUP LONDON	100	100
EURO RSCG KLP	100	100
THE MAITLAND CONSULTANCY	94	94
SKYBRIDGE EVENTS	100	100
EURO RSCG LIFE MSC	100	100
BDDH GROUP LTD	100	100
COLUMNS	100	100
SKYBRIDGE GROUP	100	100
EHS BRANN LEEDS	76	76
COGNISANCE	100	100
EHS BRANN	100	100
CONRAN DESIGN GROUP	100	100
ALL RESPONSE MEDIA	57	57
* SDM	40	40
BRANN UK	100	100
EURO RSCG RILEY	98	100
FUEL UK	100	100
RUSSIA		
EURO RSCG MORADPOUR & PARTNERS MOSCOW	80	100
ER RUSSIA HOLDING SAS	80	80

* Companies accounted for using the equity method	% Group	% Control
SWITZERLAND		
CBR	66	66
EURAD	100	100
CATAPULT	100	100
EURO RSCG LIFE	100	100
FUEL SWITZERLAND	100	100
SWEDEN		
EURO RSCG SWEDEN	100	100
TURKEY		
EURO RSCG ISTANBUL	82	82
THE KLAN	82	82
NORTH AMERICA		
UNITED STATES		
EURO RSCG WORLDWIDE	100	100
EURO RSCG NEW YORK	100	100
EURO RSCG CHICAGO	100	100
EURO RSCG DSW PARTNERS	100	100
EURO RSCG HOLDINGS CORPORATION	100	100
EURO RSCG LIFE AMERICAS	100	100
DEVON DIRECT MARKETING	100	100
CHINOOK HOLDINGS	100	100
TYMAX	100	100
EURO RSCG DIRECT RESPONSE	71	71
EURO RSCG SAN FRANCISCO	100	100
IMPACT CHICAGO	100	100
CIRCLE.COM	100	100
AMERICAN STUDENT LIST	100	100
EURO RSCG MAGNET	100	100
NRS	100	100
ABERNATHY MACGREGOR	100	100
BRANN LLC	100	100
EURO RSCG 4 D EC	100	100
CANADA		
SHARPE BLACKMORE	100	100
EURO RSCG LIFE CANADA	100	100
IMG	100	100
MIDDLE EAST		
UNITED ARAB EMIRATES		
* BAIN EURO RSCG	40	40
ISRAEL		
EURO RSCG TEL AVIV	67	67
EURO RSCG COMMUNICATION	67	67
LEBANON		
EURO RSCG SHARP PENCIL	82	82
LATIN AMERICA		
ARGENTINA		
THE ANDINA CONSULTORA PUBLICITARIA	100	100
EURO RSCG SA	100	100
WHYNET EURO RSCG INTERACTION	100	100
BRAZIL		
* CARILLO PASTORE EURO RSCG	49	49
EURO CAP	61	61
* EURO INTERACTION BRAZIL	25	51
* EURO RSCG COMUNICACOES LTDA	49	100

* Companies accounted for using the equity method	% Group	% Control
CHILE		
EURO RSCG CHILE	100	100
EURO RSCG SANTIAGO	100	100
EURO RSCG 4D	76	76
COLOMBIA		
EURO RSCG 4D	100	100
EURO RSCG COLOMBIA	100	100
SPOT SA SOLUCIONES DE IMPRESION	90	90
MEXICO		
EURO RSCG BEKER	92	92
PERSONNEL SUPPORT	100	100
LSSI LATIN SERVICES SUPPORT	100	100
EURO RSCG 4D	96	96
GRUPO VALE EURO RSCG	60	60
ESTRATEGIAS ER	60	100
BEST VALUE MEDIA	60	100
ADMINISTRADORA	60	100
JV VALE	60	100
VALE BATES	60	100
PERU		
DUNA	97	97
PUERTO RICO		
EURO RSCG PORTO RICO	98	98
URUGUAY		
VICEVERSA EURO RSCG	96	96
LA ESTACA	96	96
VICEVERSA INTERNATIONAL	96	96
EURO RSCG INTERNATIONAL SA	100	100
PACIFIC ASIA		
AUSTRALIA		
THE MOULT AGENCY	100	100
INTEGRATED OPTIONS	100	100
EURO RSCG	100	100
- Ball Retail Ltd		
- Designsphere		
- Opalway Ltd		
- Ball Direct Ltd		
CHINA		
EURO RSCG CHINA	70	70
JINGSHI COMPUTER	100	100
FIELD FORCE MARKETING	100	100
FIELD FORCE PROSPECT	100	100
THE SALES MACHINE	100	100
EURO RSCG ADVERTISING CO.LTD	100	100
BEIJING STAREAST	100	100
KOREA		
EURO RSCG NEXT	60	60
HONG KONG		
EURO RSCG PARTNERSHIP	100	100
FIELD FORCE	100	100
INDIA		
EURO RSCG ADVERTISING PRIVATE LTD	62	62
ER TARGETMEDIA PRIVATE LTD	91	100
INDONESIA		
EURO RSCG ADWORK	86	86

* Companies accounted for using the equity method	% Group	% Control
JAPAN		
EURO RSCG PARTNERSHIP JAPAN	100	100
MALAYSIA		
EURO RSCG PARTNERSHIP	100	100
EPIC OMNILINK INTEGRATED	100	100
PHILIPPINES		
* EURO RSCG PHILIPPINES	30	30
* AGATEP ASSOCIATES	30	30
SINGAPORE		
EURO RSCG PTE	100	100
STAREAST COMMUNICATIONS	100	100
TAIWAN		
EURO RSCG PARTNERSHIP	100	100
STAREAST COMMUNICATIONS	100	100
JINGSHI ENTERPRISE TAIWAN	100	100
THAILAND		
EURO RSCG FLAGSHIP COMPANY	51	51
DIRECT IMPACT THAILAND	100	100
TBP LTD	100	100

ARNOLD WW PARTNERS

EUROPE

SPAIN		
ARNOLD WW SPAIN	81	81
ARNOLD BEYOND	90	100
FRANCE		
DEVARRIEUX VILLARET	100	100
LES FEES EXISTENT	51	51
DEVILSTUDIO	100	100
DV OPPORTUNITIES	100	100
DV TEAM	100	100
COMMUNIDER	100	100
LE NOUVEL ELDORADO	100	100
W & CIE	65	65
W COMMUNICATION CORPORATE	65	100
W PRINTEL	65	100
W ONE	52	80
W DESIGN	65	100
ITALY		
ARNOLD WW ITALY	100	100

NORTH AMERICA

UNITED STATES		
MC KINNEY SILVER	100	100
ARNOLD WW LLC	100	100
ARNOLD WW PARTNERS INC	100	100
CANADA		
ARNOLD WORLDWIDE Canada	100	100
PALM ARNOLD CANADA	80	80

PACIFIC ASIA

AUSTRALIA		
BRANDHOUSE ARNOLD WORLDWIDE PARTNERS	100	100

* Companies accounted for using the equity method	% Group	% Control

MEDIA PLANNING GROUP

EUROPE

GERMANY		
MEDIAPLANNING GERMANY	100	100
MPG GERMANY	100	100
MPG GERMANY NETWORK	100	100
MEDIA CONTACTS GERMANY	100	100
AUSTRIA		
MPG AUSTRIA	100	100
BELGIUM		
MPG BELGIUM	100	100
DENMARK		
MP DENMARK	100	100
SPAIN		
ARENA MEDIA COMMUNICATIONS SPAIN	80	100
MEDIA PLANNING ESPAGNE	100	100
MEDIA ADVISORS	80	100
MEDIA CONTACTS	100	100
METRICS IN MARKETING	100	100
MPG LEVANTE	85	85
ARENA COMMUNICATIONS NETWORK	80	80
EHS BRANN	88	88
EHS BRANN HOLDING	100	100
HAVAS SPORT SPAIN	100	100
FRANCE		
IANDO	80	80
MPG LINK	100	100
MEDIAPLANNING	100	100
MPG France	100	100
SDPES	100	100
EUROMEDIA	100	100
MEDIA CONTACT France	100	100
HAVAS SPORT	100	100
HAS INTERNATIONAL	100	100
HAS.net	70	70
JOUR J	65	65
C-SPORTS VOYAGES	100	100
L'EVENEMENTIEL	99	99
HORS MEDIA	100	100
SPORTYS	100	100
UNITED KINGDOM		
MEDIA PLANNING UK	100	100
GREECE		
MEDIA PLANNING GREECE	98	99
HUNGARY		
MPG HUNGARY	100	100
ITALY		
HAS ITALY	100	100
MPG ITALY	100	100
NETHERLANDS		
MEDIA PLANNING HOLLAND	100	100
MEDIA CONTACTS HOLLAND	100	100
MPG HOLLAND	100	100
POLAND		
MEDIAPLANNING POLAND	100	100
MEDIA CONTACTS	100	100

* Companies accounted for using the equity method	% Group	% Control
PORTUGAL		
MEDIAPOLIS	100	100
MEDIA PLANNING PUBLICIDADE	100	100
ARENA Portugal	80	100
MEDIA PLANNING II SERVICOS	100	100
MEDIA CONTACTS Portugal	100	100
SWITZERLAND		
MEDIA PLANNING SWITZERLAND	100	100
INTERMEDIA MGMENT SERVICES AG	100	100
NORTH AMERICA		
UNITED STATES		
MP USA	100	100
MEDIA PLANNING MIAMI	100	100
MEDIA CONTACTS USA	100	100
CANADA		
MEDIA PLANNING CANADA	100	100
MPG HOLDING CANADA	100	100
LATIN AMERICA		
ARGENTINA		
MEDIA PLANNING ARGENTINA	100	100
MEDIA CONTACTS ARGENTINA	100	100
ARENA ARGENTINA	80	100
BRAZIL		
MEDIA CONTACTS BRAZIL	100	100
CHILE		
MEDIA CONTACTS CHILI	100	100
MEDIAPLANNING CHILI	100	100
ARENA CHILI	80	99
COLOMBIA		
MEDIA PLANNING COLOMBIE	100	100
MEDIA CONTACTS COLOMBIE	100	100
ALBERO	80	100
ARENA COLOMBIA	56	70
MEXICO		
EHS BRANN MEXICO	98	98
MEDIA PLANNING DE CV	85	85
MEDIA PLANNING SERVICES DE CV	83	98
MEDIA CONTACTS MEXICO	100	100
ARENA MEXICO	80	100
MEDIA PLANNING MONTERREY	59	70

* Companies accounted for using the equity method	% Group	% Control
OTHER OPERATING COMPANIES		
EUROPE		
BELGIUM		
HR GARDENS	98	100
GRPO	100	100
FRANCE		
BMA LAGON	100	100
COLORADO	100	100
HA POLE RESSOURCES HUMAINES	93	93
UNITED KINGDOM		
TARR LTD	100	100
MOON STREET LTD	100	100
* AIS	40	40
DIVERSIFIED AGENCIES COMMUNICATIONS	100	100
* RSMB TELEVISION	50	50
HERTS TRING HOLDINGS LTD	100	100
HERTS TRING UK LTD	100	100
HR GARDENS LTD	98	100
NORTH AMERICA		
UNITED STATES		
FIELD RESEARCH CORPORATION	100	100
DATA COMMUNIQUE INTERNATIONAL	100	100
MEDIA SYNDICATION GLOBAL	100	100
MERIDIAN EURO RSCG LLC	100	100
HOLDINGS AND OTHER		
EUROPE		
GERMANY		
HAVAS HOLDING Deutschland	100	100
SPAIN		
HAVAS SPAIN	100	100
FRANCE		
HAVAS	100	100
HAVAS INTERNATIONAL	100	100
HAVAS FINANCES SERVICES	100	100
UNITED KINGDOM		
SUK	100	100
SNYDER FINANCE EUROPE	100	100
SNYDER DIRECT	100	100
SNYDER NETHERLAND BV	100	100
SNYDER NETHERLAND CV	100	100
SNYDER GROUP	100	100
HAVAS UK	100	100
EWDB LIMITED	100	100
HAVAS SHARED SERVICES	100	100
HAVAS UK EUROS	100	100
HAVAS HOLDING LTD EUROS	100	100
IRELAND		
HAVAS IRELAND	100	100
NORTH AMERICA		
UNITED STATES		
SNYDER FRENCH ACQUISITION	100	100
SNYDER CV LLC	100	100
HAVAS HOLDINGS INC	100	100
HAVAS NA	100	100

20.6. 2005 Auditor Fees

	Ernst & Young network				Cabinet Bouchon				Yves Lepinay & Associés "Fidinter"				Others				TOTAL			
	Amount in € million		%		Amount in € million		%		Amount in € million		%		Amount in € million		%		Amount in € million		%	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Audit																				
Auditing of annual consolidated accounts	5,0	4,8			0,2	0,3			0,2	0,3			0,0	0,1			5,4	5,5		
Additional assignments	1,0	1,4															1,0	1,4		
Subtotal	6,0	6,2	87	85	0,2	0,3	100	100	0,2	0,3	100	100	0,0	0,1	0	13	6,4	6,9	84	79
Other services																				
Tax	0,9	1,0											0,1	0,2			1,0	1,2		
Legal																	0,0	0,0		
Other		0,1											0,2	0,5			0,2	0,6		
Subtotal	0,9	1,1	13	15	0,0	0,0	0	0	0,0	0,0	0	0	0,3	0,7	100	87	1,2	1,8	16	21
Total	6,9	7,3	100	100	0,2	0,3	100	100	0,2	0,3	100	100	0,3	0,8	100	100	7,6	8,7	100	100

The Ernst & Young network acts as Statutory Auditors for some French entities (Cabinet Barbier Frinault and others).
It audits for most foreign entities, and is the contractual auditor for Havas' consolidated financial statements.

CONTENTS

20.7. SUMMARIZED STATUTORY ACCOUNTS

PAGE 89 OF ~~188~~ 187

SUMMARIZED STATUTORY ACCOUNTS

For the year ended December 31, 2005

Income statement (in € thousand)	Notes	2005	2004	2003
Turnover	8	**17,711**	**16,137**	**16,061**
Cost of sales		(10,737)	(8,322)	(7,949)
Revenue		**6,974**	**7,815**	**8,112**
Other operating income	9	**24,672**	**29,450**	**30,782**
General expenses		(27,511)	(32,135)	(27,584)
Taxes (other than corporation tax)		(1,866)	(1,823)	(1,434)
Personnel expenses		(13,942)	(18,766)	(15,808)
Depreciation		(4,701)	(7,596)	(8,115)
Other expenses, net		(2,097)	(821)	(886)
Total operating expenses		**(50,118)**	**(61,141)**	**(53,827)**
I. Operating income		**(18,472)**	**(23,876)**	**(14,933)**
Transferred profit from partnership		394	3	3
Transferred loss from partnership		0	0	0
Dividends[1]		47,082	54,041	61,380
Interest receivable on other investments		2	3	8
Other interest income[1]		185	1,997	698
Reversal of provisions on investments and other financial assets		38,832	60,501	33,335
Exchange rate gains		15	1,590	575
Net profit on sales of marketable securities		2,891	5,306	8,309
Total interest income		**89,008**	**123,438**	**104,305**
Provisions on investments and other financial assets		(26,096)	(21,731)	(609,209)
Other interest expenses[2]		(56,831)	(33,367)	(28,254)
Exchange rate losses		(53)	(98)	(7)
Net loss from disposals of marketable securities		0	(165)	0
Total interest expenses		**(82,980)**	**(55,361)**	**(637,470)**
II. Financial income (expenses)	10	**6,028**	**68,077**	**(533,165)**
III. Income before non-operating items and tax		**(12,050)**	**44,204**	**(548,095)**
Exceptional income		74	564	2
Fixed assets sales proceeds		1,534	240,186	91,662
Exceptional reversal		11,228	411,310	25,350
Total non-operating income		**12,836**	**652,060**	**117,014**
Exceptional expenses		(10,176)	(3,180)	(2,468)
Book value on fixed assets disposed of		(13,445)	(716,718)	(205,004)
Exceptional provisions		(10,792)	(1,262)	(1,167)
Total non-operating expenses		**(34,412)**	**(721,160)**	**(208,639)**
IV. Non-operating income (expense), net	11	**(21,576)**	**(69,100)**	**(91,625)**
Profit sharing		0	(93)	(145)
Income Tax	12	18,159	15,470	5,909
Net income		**(15,467)**	**(9,519)**	**(633,957)**
(1) Including income related to subsidiaries		(47,085)	55,772	61,452
(2) Including interest expenses related to subsidiaries		3,440	3,909	3,068

SUMMARIZED STATUTORY ACCOUNTS

For the year ended December 31, 2005

Assets (in € thousand)	Notes	2005 Gross	2005 Depreciation amortization and provisions	2005 Net	2004 Net	2003 Net
Intangible assets		**22,147**	**986**	**21,161**	**21,255**	**20,800**
Tangible assets:						
Land						145
Buildings		15,890	4,889	11,001	12,356	14,476
Plant and equipment		180	173	7	16	35
Other		**4,969**	**2,576**	**2,393**	**2,779**	**3,103**
Construction work in progress: downpayments				**0**	**46**	**405**
		21,039	**7,638**	**13,401**	**15,197**	**18,164**
Investments[1]:						
In companies	1-3	1,779,333	306,839	1,472,494	1,476,876	1,472,459
Loans to subsidiaries	1-3	947,926	14,892	933,034	920,951	817,091
Other long-term investments	1-3	18		18	18	22
Loans	1-3	93		93	108	238
Other	1-3	188	100	88	5,404	7,062
		2,727,558	**321,831**	**2,405,727**	**2,403,357**	**2,296,872**
Total fixed assets	1-3	**2,770,743**	**330,455**	**2,440,288**	**2,439,809**	**2,335,836**
Advances to suppliers		**0**		**0**	**1**	**157**
Accounts receivable:						
Trade receivables[2]		15,386	139	15,247	20,104	30,500
Other receivables[2]:		9,999		9,999	9,629	3,350
		25,385	**139**	**25,246**	**29,733**	**33,850**
Other current assets[2]		**932**	**200**	**732**	**8,164**	**60,275**
Marketable securities	4	**255,442**	**2,923**	**252,519**	**241,741**	**439,888**
Cash		**74,380**		**74,380**	**10,080**	**19,843**
Prepaid expenses		**2,986**		**2,986**	**2,909**	**2,954**
Total current assets		**359,125**	**3,262**	**355,863**	**292,627**	**556,967**
Deferred charges		3,067		3,067	5,800	11,047
Currency translation adjustments						248
Total assets		**3,132,935**	**333,717**	**2,799,218**	**2,738,236**	**2,904,098**

(1) Due in less than one year	21,247		21,247	20,777	22,943
(2) Due in over one year	151	139	12	12	88

PAGE 91 OF ~~188~~ 187

SUMMARIZED STATUTORY ACCOUNTS

For the year ended December 31, 2005

Liabilities (in € thousand)	Note	2005	2004	2003
		Before appropriation		
Share capital		171,672	171,533	122,479
Share premium		1,491,070	1,527,585	1,789,950
Reserves:				
Legal reserves		12,209	12,209	12,209
Regulatory reserves		0	80,901	81,077
Other reserves		84,282	5,396	5,396
		96,491	**98,506**	**98,682**
Retained earnings brought forward from prior year		1,875	1,776	46,547
Net income		(15,467)	(9,519)	(633,957)
Regulatory provisions		780	795	816
Total shareholders' equity	5	**1,746,422**	**1,790,676**	**1,424,517**
Provisions for risk		11,132	29,335	67,132
Provisions for expenses		2,527	2,740	3,146
Total provisions for risk and expenses	6	**13,659**	**32,075**	**70,278**
Financial liabilities:				
Convertible bonds		669,053	636,049	1,100,924
Financial liabilities to banks and financial institutions [4]		312,591	213,845	184,308
Other borrowings and financial liabilities		20,663	20,656	75,646
	7	**1,002,307**	**870,550**	**1,360,878**
Advances from customers		0	0	106
Current liabilities:				
Trade payables		23,166	25,967	24,158
Tax and social security liabilities		11,415	15,337	12,772
Debt on fixed assets		79	1,465	5,196
Other payables		2,170	2,093	5,834
		36,830	**44,862**	**47,960**
Total liabilities [3]		**1,039,137**	**915,412**	**1,408,944**
Deferred income		0	63	60
Currency translation adjustments		0	10	299
Total liabilities and equity		**2,799,218**	**2,738,236**	**2,904,098**

	2005	2004	2003
(3) Due in less than one year	538,493	278,556	392,435
Due in over one year	500,644	636,858	1,016,508
(4) Including overdraft	212,574	213,845	184,308

SUMMARIZED STATUTORY ACCOUNTS

For the year ended December 31, 2005

Schedule of Havas investments in subsidiaries and companies 2005 (in € thousand) NAME	Share Capital	Shareholders equity (excluding share capital)	Ownership %	Investments gross book value
I - Detailed figures:				
Net book value of subsidiaries > 1% Havas share capital				
A - Subsidiaries				
French				
BERTRAND MIRABAUD ASSOCIÉS SA	40	161	100.00	1,750
COLORADO SA	203	313	100.00	2,914
COMMUNIDER SA	50	323	99.80	6,480
DEVARRIEUX VILLARET SA	1,925	1,000	100.00	20,661
EUROMEDIA.COM	40	1,303	70.00	28
HA POLE RESSOURCES HUMAINES SA	137	6,667	92.84	5,155
HAVAS INTERNATIONAL SA	812,785	(219,935)	100.00	1,372,849
HAVAS SPORTS France	389	6,945	100.00	17,454
HAVAS SPORTS GROUP	40	(993)	99.92	40
LE NOUVEL ELDORADO SA	261	1,104	99.96	6,231
LEG	98	(2,733)	100.00	
MPG France	5,261	23,216	100.00	94,236
PULP CONSUMER CREATIVE BAND	45	1,077	99.87	2,401
SAFIGEP SA	200	1,323	100.00	191
SPORTYS	1,040	(368)	100.00	1,032
W & CIE SA	113	5,305	65.04	7,874
Foreign				
HAVAS MANAGEMENT ESPAÑA	2,570	144,573	91.14	236,691
MPG NEDERLAND B.V. (Pays-Bas)	18	957	100.00	1,271
II - Global figures:				
Net book value of subsidiaries < 1% Havas share capital				
A - Subsidiaries				
French	250	(374)		400
Foreign	20	350		1,081
B - Other companies				
French	6,237	56,758		177
Foreign	132,593	(94,746)		417
Total	**964,315**	**(67,769)**		**1,779,333**

Investments net book value	Outstandings loans to subidiaries	Guaranties given to subidiaries	Net revenue 2005	Net income 2005	Dividends received 2005
1,188			3,999	117	140
2,914			9,261	88	889
6,480	500		6,347	(145)	579
10,895	3,500	2,467	24,030	(494)	1,828
28			8,553	1,094	
5,155				901	
1,078,368	873,882			(131,966)	
17,454			24,914	2,343	
(0)	1,250			(117)	
6,231		510	8,471	17	130
	2,400		1,723	(1,484)	
94,236		2,347	55,423	250	2,959
950					
191	61			1,278	400
1,032	1,500	3,500	6,087	(364)	
7,874	2,550			1,354	392
236,691				11,515	
1,271				19	
232			7	(19)	
1,081			30,444	239	
157	30,509	346	93,792	23,837	10
65			1,170	(695)	
1,472,493	916,152	9,170	274,221	(92,232)	7,326

PAGE 94 OF 187

SUMMARIZED STATUTORY ACCOUNTS

For the year ended December 31, 2005

Investments in subsidiaries, other companies and marketable securities as of December 31, 2005 (in € thousand)	Number of shares	Net book value
1 - Investments in subsidiaries and other companies		
A - French companies		
HAVAS INTERNATIONAL SA	834,478	1,078,368
HAVAS SPORTS GROUP	2,498	0
HAVAS SPORTS France	24,300	17,454
LEG	9,750	0
PULP CONSUMER CREATIVE BAND	2,996	950
DEVARRIEUX VILLARET SA	120,326	10,895
COMMUNIDER SA	2,495	6,480
LE NOUVEL ELDORADO SA	16,300	6,231
BERTRAND MIRABAUD ASSOCIES SA	2,500	1,188
COLORADO SA	12,700	2,914
W & CIE SA	3,661	7,874
HA POLE RESSOURCES HUMAINES SA	7,963	5,155
MPG France	328,778	94,236
EUROMEDIA.COM	1,750	28
SPORTYS	65,000	1,032
SAFIGEP SA	12,500	191
HAVAS FINANCIAL SERVICES	2,498	82
HAVAS IT SNC	4,998	76
HAVAS 01	37,000	37
HAVAS 02	37,000	37
MAG 3	255	0
RICHTUONG	640	0
EURO RSCG SA	3	1
HPS (ex PROD'S)	1	0
DV TEAM	1,223	0
W PRINTEL	1	0
W MANAGEMENT DE MARQUE & DESIGN	1	0
CLUB DE RECHERCHE TOUS MEDIAS	100	4
MEDIAMETRIE SA	620	152
MOUTARDE SARL	1	0
B - Foreign companies		
HAVAS MANAGEMENT ESPAÑA	236,691	236,691
MPG NEDERLAND B.V.	40,000	1,271
MPG Italy S.R.L.	1	995
MEDIAPOLIS Portugal	2	86
ER COLOMBIA	5,999,993	13
ER 4D SA (Colombia)	5,939,958	2
HR GARDENS (Belgium)	44,585	50
AWP (UK)	13	0
K & K UNIVAS (Greece)	36	0
2 - Other financial investments	**1,187**	**17**
3 - Marketable securities		
Havas shares	3,572,792	13,469
Saving bonds	1	239,019
Investment funds	0	0
Total		**1,724,998**

PAGE 95 OF 188 187

SUMMARIZED STATUTORY ACCOUNTS

For the year ended December 31, 2005

Statements of cash flows (in € thousand)	2005	2004	2003
Operating activities			
Net income	(15,467)	(9,519)	(633,957)
Elimination of non-cash items:			
+ Depreciation and variation in provisions	21,793	(376,603)	561,935
- Capital gains, net	11,102	415,595	42,454
Operating cash flow	**17,428**	**29,473**	**(29,568)**
Changes in working capital	4,935	1,888	2,550
Net cash provided by (used in) operating activities	**22,363**	**31,361**	**(27,018)**
Investing Activities			
Fixed assets purchases:			
– Intangible and tangible	(331)	(786)	(14,046)
– Financial	(23,548)[7]	(109,607)[3]	(64,314)
Subtotal	**(23,879)**	**(110,393)**	**(78,360)**
Fixed assets sales:			
– Intangible and tangible		927	18,318
- Financial	1,735 [8]	1,373	194,224
Subtotal	**1,735**	**2,300**	**212,542**
Change in debt on fixed assets	(1,387)	(2,917)	(9,070)
Change in receivable on fixed assets	328	53,165 [4]	(42,908) [1]
Change in deferred charges		(449)	(625)
Net cash provided by (used in) investing activities	**(23,203)**	**(58,294)**	**81,579**
Financing Activities			
Dividends paid	(29,784)	(14,971)	(29,896)
Capital increase	1,031 [9]	388,895 [5]	4,094
Net change in indebtedness	100,015 [10]	(583,468)[6]	(58,381) [2]
Sells of treasury shares	5,768 [11]		
Net cash provided by (used in) financing activities	**77,030**	**(209,544)**	**(84,183)**
Net increase (decrease) in cash and equivalents	**76,190**	**(236,477)**	**(29,622)**
Cash and equivalents at January 1	41,058	277,535	307,157
Cash and equivalents at December 31	**117,248**	**41,058**	**277,535**

(1) Includes the sale of Media Planning Ltd and Snyder Direct to our English holding Havas UK, for €50,558 thousand.
(2) Includes mainly
- The repurchase for an amount of €50,233 thousand, payable in 2004, of the early reimbursement put feature of January 1st, 2006 of the bonds convertible OCEANE 2002/ 2009 (see note 6);
- The repurchase of 5,290,000 bonds convertible OCEANE 2000/ 2006, for an amount of €114,264 thousand.
(3) Includes mainly loans granted to our subsidiary Havas International SA for a total amount of €104,727 thousand to finance the contribution of the receivable on investments as mentioned in note (4).
(4) Includes mainly disposal of 100% of the receivable on investments in Media Planning and Ltd and Snyder Direct for an amount of €50,588 thousand, subsequently contributed to our subsidiary Havas International SA.
(5) Includes the proceeds of the share capital increase of October 2004 (€404,294 thousand) less the share issuance expenses (- €16,010 thousand).
(6) Includes:
- The payment in January 2004 for an amount of €50,233 thousand of the early reimbursement put feature of January 1st, 2006 of bonds convertible OCEANE 2002/ 2009;
- The payment in December 2004 for an amount of €442,319 thousand in connection with the repurchases of 17.6million outstanding bonds convertible OCEANE 2000/ 2006.
(7) Includes mainly:
- The acquisition of MPG France shares for €8,238 thousand and the subscription in Sportys capital increase for €1,000 thousand.
- Change in subsidiaries loans and investments for €13,771 thousand.
(8) Includes sale prices of investments in TVS (€1,040 thousand), SNC (€208 thousand) and Euromedia.com (€270 thousand).
(9) Increase in shareholder's equity is due to the exercice of stock-option plans during 2005.
(10) Includes Club Deal tranche A of €100,000 thousand for redeeming the remaining debt of 2006 convertible bonds (OCEANE) of €219,063 thousand that matured on January 1, 2006.
(11) Refers to the sale price of treasury shares classified in financial fixed assets (€5,768 thousand) in January 1st, 2005.
This item excludes the sale price of treasury stocks (€10,990 thousand) which were classified in marketable securities and which were included in cash and equivalents in January 1st, 2005.

All amounts are in € thousand unless otherwise specified

I. Significant events of the period

Members of the top management left Havas SA over the year 2005 and filed lawsuit against the company. Costs and litigation reserve connected with the termination are mentioned in note 6 - "Variations of the provisions for risk and expenses" and note 11 - "Non operating income".

II. Notes to the balance sheet

Note 1: Investments

Investments in companies

At year-end 2005, gross book value of investments amount to €1,779,333 thousand, versus €1,773,656 thousand at year-end 2004.

The increase in investments of the year 2005 is mainly attributable to:
- the acquisition for €8,328 thousand of MPG France shares in connection with the exercise of stock options by MPG France employees;
- the 100% subscription to the capital increase of Sportys (ex-Chevrotine de Participations) for €1,000 thousand;
- the acquisition of 100% of LEG agency for a symbolic value.

In 2005, the decrease in investments is mainly attributable to:
- the sale of the investment in The Value System (TVS), which has been merged with MediaContact, for a book value of €1,827 thousand net of a write-back of provision of €1,189 thousand;
- the sale of the investment in Havas Holding Inc (ex Snyder Communication Inc./SNC) to Havas North America, for a book value of €621 thousand net of a write-back of provision of €196 thousand.

Other investments

As at December 31, 2005, other investments include mainly loans to subsidiaries.

Treasury shares

Over the first semester 2005, Havas SA sold its portfolio made of 1,298,959 treasury shares that were booked in "Other investments" as at December 31, 2004. These treasury shares, which were not intended exclusively for stock-option plans or to regulate the stock market price, were sold for a net value of €5,767 thousand. A loss of €8,722 thousand, recorded in "non-operating income", was offset by a write-back of provision of the same amount.

Note 2: Provisions for depreciation in investments

Investments in companies

Investments in subsidiaries and affiliates are stated at historical cost net of acquisition fees. At each year-end, a provision is calculated where fair value indicators (such as a significant decrease in forecast EBITDA or an increase in net financial indebtedness) show that fair value of stockholders' equity is below the acquisition cost of shares. The fair value of an investment is determined either by the Discounted Cash Flows method or by a multiple of EBITDA, adjusted by financial net debt.

As at 31 December 2005, provisions for depreciation in investments amount to €306,839 thousand and concern mainly the investment in Havas International, which has been provided for €294,481 thousand since year-end 2003.

In year 2005, increases in provisions for depreciation in investments are mainly attributable to the investments in Devarrieux Villaret (€9,766 thousand) and in Pulp Consumer Creative Brand (€1,451 thousand), which has been sold at the beginning of January 2006.

In year 2005, decreases in provisions for depreciation in investments amount to €1,385 thousand and are mainly attributable for €1,189 thousand to the sales of the investments in The Value System (TVS) which has been merged with Mediacontact during the year 2005.

Other financial assets

At year end 2005, provisions for depreciation of "Others financial assets" amount to €14,992 thousand and concern mainly loans to affiliated companies which have no more activity.

In year 2005, the main changes in provisions relate to:
- a depreciation of the loan to the affiliated company Havas Sports Group for €1,257 thousand
- a write-back of the provision for depreciation of treasury shares for €9,163 thousand; the reversal of the provision has been booked in "non-operating income" for €8,722 thousand to offset the loss resulting from the sale of treasury shares and in "financial income" for €441 thousand.

Note 3: Schedule of Havas SA investments in subsidiaries and companies (see pages 88, 89)

Note 4: Marketable securities

Marketable securities include:
- short-term monetary investments booked at fair market value,
- and 3,572,792 treasury shares which cover a plan of 3,460,438 stock options granted by the Board of Directors to senior executive of the Group on June 19, 1997.

Treasury shares

At year-end 2005, Havas SA holds 3,572,792 treasury shares for a net book value of €13,470 thousand which corresponds to the average market price of Havas SA shares in December 2005 (€3.77). The increase by €236 thousand in provision for depreciation of treasury shares to €2,922 thousand is recorded "financial income".

On top of this, the provision for risk booked at year-end 2004 for €220 thousand, which covered the difference between December 2004 average market price and the unit exercise price of the option, has been fully reversed at year-end 2005 as the exercise price of stock option plan (€3.99) is above the December 2005 average market price.

During the first semester of the year 2005, Havas SA sold 2,562,366 treasury shares and recorded a loss of €855 thousand in the "non-operating income". This loss is fully covered by a write-back of the provision for depreciation.

Movements in treasury shares during the year 2005 are detailed below:

	Number of shares	Gross value	Provision	Net book value	Provision for risk
Treasury stocks held at December 31,2004	6,135,158	28,237	(3,082)	25,155	(220)
Sales	(1,553,041)	(7,179)	284	(6,895)	0
Exercised options	(997,605)	(4,612)	112	(4,500)	459
Sales for payment of director fees	(11,720)	(54)		(54)	
Increase (+)/ decrease (-) in provision in 2005			(236)	(236)	(239)
Treasury stocks held at December 31, 2005	**3,572,792**	**16,392**	**(2,922)**	**13,470**	**0**

Note 5: Shareholders' equity

	12.31.2004	Appropriation 2004 loss	Transfer of Special reserve for long-term capital gains	Increase in year 2005	Decrease in year 2005	12.31.2005
Share Capital	171,533			139		171,672
Share premium account	870,275	(7,743)		951		863,483
Share premium account – conversion	275,001			61		275,062
Merger reserve	382,309				(29,784)	352,525
Legal reserve	12,209					12,209
Special reserve for long-term capital gains	80,901		(80,901)			0
Ordinary reserves	5,396		78,887			84,283
Retained earnings	1,776	(1,776)	2,014		(139)	1,875
Net income (loss)	(9,519)	9,519			(15,467)	(15,467)
Regulatory provisions	795			47	(62)	780
	1,790,676	**0**	**0**	**1,198**	**(45,452)**	**1,746,422**

At December 31, 2005, share capital comprised 429,180,870 shares with a par value of €0.40.

- Appropriation of net loss 2004
  Net loss of the year 2004 (- €9,519) was transferred to the items "Retained earnings" (- €1,776 thousand) and "Share premium account" (- €7,743 thousand).
- Transfer of "Special reserve for long-term capital gains" to the item "Ordinary reserves"
  The item "Special reserve for long-term capital gains" has been transferred to the item "Ordinary reserves" for an amount which is net of the "exit tax" of 2.5% on the transferred balances. This "exit tax" was previously debited against "retained earnings" at year-end 2004 and finally debited against "Ordinary reserves" at year-end 2005.
- Over the year 2005, increases in shareholders' equity were as follows:

	Number of shares	Capital stock	Share premium	Conversion premium	Regulatory premium
Exercice of stock options:					
– Havas SA	342,232	137	894	–	–
– SNC	2,857	1	57	–	–
Conversion of 2,912 convertible bonds OCEANE 2000/ 2006	3,341	1	–	61	–
Regulatory provision	–	–	–	–	47
Total	**348,430**	**139**	**951**	**61**	**47**

PAGE 98 OF 187

Over the year 2005, decreases in shareholders' equity were due to:
- the payment on June 14, 2005 of a dividend of €0.07 per share; the total dividend paid was charged against the item "Merger Reserve" for a total amount €29,784 thousand;
- a change of accounting method of deferred charges which were previously recorded in "Other current assets" and transferred to the item "Retained earnings" over the year 2005 for €139 thousand, in accordance with the new regulation;
- the net loss of the year 2005 for €15,467 thousand;
- a write-back of the "Regulatory provisions" for €62 thousand.

Potentially dilutive financial instruments

As at December 31, 2005, the following outstanding potentially dilutive financial instruments were as follows:

	Exercice period	Number	Unit price	Number of potential shares to be issued
Stock options Havas SA	from 2006 to 2014	27,676,384	2.39 to 23.97	27,676,384
Options on SNC shares granted by Snyder, replaced by options on Havas shares	from 2006 to 2010	1,429,305	2.77 to 11.20	1,959,948
Options on Circle.com shares granted by Snyder, replaced by options on Havas shares	from 2005 to 2010	722,866	9.27 to 218.86	68,334
Bonds convertible (OCEANE -1%) 2000/ 2006- conversion price €21.60	Up to Jan. 1,2006	8,610,951 [2]	21.60	- [1]
Bonds convertible (OCEANE - 4%) 2002/ 2009- conversion price €10.75	Up to Jan. 1,2009	41,859,535 [2]	10.75	48,012,887
Total				**77,717,553**

(1) Bonds convertible OCEANE 2000/ 2006 were fully redeemed on January 1, 2006.
(2) Number of convertible bonds before conversion rate detailed below.

Following payments of dividends of years 2002, 2003, 2004 and 2005, which were charged against the items "Share premium account", "Merger reserve" and "Special reserve for long-term capital gains", the number of shares per bond has been adjusted as follows:

	Number of shares per bond 2000/ 2006 bonds	2002/ 2009 bonds
Before dividend paid in 2002 and 2003	1,00	1,00
After dividend paid in 2002	1,02	1,02
After dividend paid in 2003	1,035	1,035
After dividend paid in 2004	1,047	1,047
After capital increase in 2004	1,30	1,30
After dividend paid in 2005	1,147	1,147

Note 6: Provisions for risk and expenses

Balance and movements	12/31/2004	Increase in provisions	Reversal Provisions used	Reversal Provisions unused	12/31/2005
Provisions for risk					
- Accrued bond redemption premiums 2000/ 2006 bonds (OCEANE)	25,928	7,147	33,066	9	0
- Other	3,407	13,148	459	4,964	11,132
Subtotal	**29,335**	**20,295**	**33,525**	**4,973**	**11,132**
Provisions for expenses					
- Retirement benefits	2,740			213	2,527
Subtotal	**2,740**	**0**	**0**	**213**	**2,527**
Total	**32,075**	**20,295**	**33,525**	**5,186**	**13,659**

Provision for risk

Over the year 2005, the increase in provisions relates mainly to:

- the redemption premium on the convertible bonds OCEANE 2000/ 2006, which has been accrued over the year 2005, for €7,147 thousand; the whole provision was finally reversed on December 31, 2005 for a total amount of €33,066 thousand which offsets the accrued charge corresponding to the premium's payment on January 1, 2006;
- a provision for litigation for €10,416 thousand, connected with the termination of members of the top management of Havas SA over the year 2005;
- an increase by €2,477 thousand in the provision covering the risk of loss in connection with the exercise of stock options covered by treasury shares.

The amounts shown in "reversal of provision used" relate mainly to:

- the write-back, at year end 2005, of the premium on the redemption of the bonds convertible OCEANE 2000/ 2006, which was paid on January 1, 2006 for a total amount of €33,066 thousand;
- a write-back of the provision covering the losses resulting from the exercise of stock options covered by treasury shares for a total amount of €459 thousand;

The amounts shown in "reversal of provision unused" relate mainly to:

- a write-back of the whole provision which used to cover the potential repayment of tax gains to the subsidiaries of the French Tax Group, for €2,522 thousand;
- a write-back of the provision covering the risk of loss in connection with the exercise of stock options covered by treasury shares, for €2,238 thousand.

For years 1999, 2000 and 2001, after consulting its tax advisers, Havas SA has contested a tax audit. No reserve has been booked in this respect because the Company expects a favorable outcome. The amount involved is less than €2,000 thousand.

Provision for expenses

The collective bargaining agreements applicable to the advertising and communications industry provide for the payment of retirement in indemnities in employee contracts. The related accrual recorded by the Company covers all employees over 40 who have at least five years' seniority. At December 31, 2005, the accrual totalled €2,527 thousand. During the year, €213 thousand were written back to operating income. No accrual was recorded by the Company regarding to post-employment benefits (mutual insurance obligations).

Note 7: Financial liabilities

Change in financial liabilities

	12/31/2004	Increase	Decrease	12/31/2005
Convertible bonds	636,049	33,066	62	669,053
Financial liabilities to banks and financial institutions	213,845	100,017	1,271	312,591
Other borrowings and financial liabilities	20,656	203	196	20,663
Total	**870,550**	**133,286**	**1,529**	**1,002,307**

- The increase by €33,066 thousand in "Convertible bonds" corresponds to the premium on the redemption of the bonds convertible OCEANE 2000/ 2006, which was previously recorded in "Provision for risk"; the premium has been reclassified with the principal amount of the convertible bonds OCEANE 2000/2006 which were fully redeemed on January 1, 2006.
- The increase by €100,017 thousand in "Financial liabilities to banks and financial institutions" corresponds to the drawing of "Club Deal" credit line (tranche A), including interest, to finance the repayment of the convertible bonds OCEANE 2000/ 2006 on January 1, 2006.

Convertible bonds

The two remaining bonds convertible and/or exchangeable into new or existing shares ("OCEANE") issued by Havas SA have the following characteristics:

Characteristics	OCEANE 1% December 2000 / January 2006	OCEANE 4% May 2002 / January 2009
Listed on	Euronext Paris SA	Euronext Paris SA
ISIN code	FR0000180747	FR0000188476
Principal amount at issue	€709 million	€450 million
Number of bonds issued	32,817,012	41,860,465
Unit issue price	€21.60 at par	€10.75 at par
Unit redemption value	€25.44	€10.75 at par
Effective date	December 22, 2000	May 22, 2002
Duration	5 years and 10 days	6 years and 224 days
Annual coupon rate	1% or a gross yield to maturity of 4.25% [1]	4% or a gross yield to maturity of 4% [1]
Implicit interest rate	6.58%	7.22%
Maturity	January 1, 2006 [2]	January 1, 2009 [4]
Conversion	[3]	[3]
• Prior to 06/11/02	• 1 bond against 1 share	• 1 bond against 1 share
• 06/11/02 - 06/17/03	• 1 against 1.02	• 1 against 1.02
• 06/18/03 - 06/16/04	• 1 against 1.035	• 1 against 1.035
• 06/17/04 - 10/19/04	• 1 against 1.047	• 1 against 1.047
• 10/20/04 – 06/13/05	• 1 against 1,13	• 1 against 1,13
• From 06/14/05	• 1 against 1,147	• 1 against 1,147
Cumulative number of bonds bought back for cancellation at December 31, 2004	24,202,450	0
Cumulative number of bonds converted at December 31, 2004	699	930
Number of bonds bought back for cancellation in 2005	0	0
Number of bonds converted in 2005	2,912	0
Number of bonds outstanding at December 31, 2005	8,610,951	41,859,535

(1) Assuming no conversion or redemption prior to maturity.

(2) Possible early redemption at the option of the issuer from January 1, 2004 to December 31, 2005, if over a period of twenty consecutive stock exchange trading days among the forty consecutive stock exchange trading days preceding the day of publication of a notice concerning such early redemption, the product of the average of Havas SA shares' last trading prices and the conversion ratio exceeds 115% of the redemption value of the bonds.

(3) Each bond may be converted at any time at will by the holders into an adjusted number of Havas SA shares following the payments of dividends which were debited to "Regulated long-term capital gains equity reserve" and the capital stock increase on October 19, 2004.

(4) Possible early redemption at the option of the issuer from January 1, 2005 to December 31, 2008, if over a period of twenty consecutive stock exchange trading days among the forty consecutive stock exchange trading days preceding the day of publication of a notice concerning such early redemption, the product of the average of Havas SA shares' last trading prices and the conversion ratio exceeds 125% of the redemption value of the bonds.

OCEANE 1% December 2000 / January 2006

For improving its indebtedness structure, the Group has repurchased between December 3, 2004 and December 10, 2004 17,570,404 convertible bonds for cancellation according to the terms of the issue agreement, for a unit price of €25.17 and a total amount of €442,319 thousand representing a total nominal value of €379,521 thousand. This operation has generated an operating expense of €3,651 thousand, a financial income of €35,492 thousand and an exceptional expense of €59,678 thousand.
During 2005, 2,912 bonds have been converted into Havas SA shares.
As at December 31, 2005 outstanding convertible bonds amounted to 8,610,951. They were redeemed on January 2, 2006 for a total amount of €219,063 thousand (excluding the attached coupon of €1,860 thousand, which is booked in "other borrowings and financial liabilities").

OCEANE 4% May 2002 / January 2009

On December 1, 2003, the General Meeting of holders of the 2002 OCEANE (bonds convertible and/or exchangeable for new or existing Havas SA shares), approved the payment by Havas SA of an amount of €1.20 per bond, in exchange for a waiver of their option to cause Havas SA to redeem the bonds at par on January 1, 2006. A one time cash payment was made on January 1, 2004, for a total amount of €50,233 thousand.
As at December 31, 2005 outstanding convertible bonds amounted to 41,859,535 corresponding to a principal amount of €449,990 thousand (the attached coupon of €18,000 thousand is booked in "other borrowings and financial liabilities").

Financial liabilities to banks and financial institutions

Floating rate credit facility agreement "Club Deal"

On December 2, 2004, Havas entered into a €150,000 thousand floating rate credit facility agreement with a pool of banks ("club deal"), consisting of:

- a €100,000 thousand amortization loan (tranche A), of which 50% will mature on November 30, 2006 and the remaining on November 30th, 2007, dedicated to finance the repurchase and/or the redemption of the convertible bonds OCEANE 2000/2006;
- a €50,000 thousand revolving credit facility (Tranche B), maturing on October 31, 2008, dedicated to the general financing purposes of the Group.

On December 30, 2005, Havas drew the tranche A of €100,000 thousand for redeeming the remaining debt of 2006 convertible bonds (OCEANE) of €219.063 thousand that matured on January 1, 2006. The tranche B was not used in 2005.

These credit lines were not used in 2004.

Other credit facilities unused

On December 16, 2005, Havas entered into a €100,000 thousand floating rate credit facility agreement with one of its bank-partner, for 364 days, renewal by tacit agreement.

This credit line is dedicated for the general financing purposes of Havas SA and its subsidiaries.

This line was not used in 2005.

Other financial liabilities to banks and financial institution include:

- cash pool overdraft for €210,000 thousand and cash pool accrued interest for €370,000 thousand;
- bank overdraft at variable rate for €2,079 thousand;
- other accrued interests for €25 thousand.

Other borrowings and financial liabilities

"Other borrowings and financial liabilities" include mainly the annual coupon payment of the convertibles bonds OCEANE 2000/ 2006 for €1,860 thousand and OCEANE 2002/2009 for €18,000 thousand.

III. Notes to the income statement

Note 8: Turnover

2005 turnover consists mainly of services billed to subsidiaries.

Note 9: Other operating income

Other operating income includes mainly:

- Rent and rental charges billed: €14,033 thousand
- Expenses billed on to subsidiaries that are not included in the value-added generated by the company: €8,340 thousand

Note 10: Net financial income (profit)

Net financial income amounts to €6,028 thousand.

Financial expenses include mainly:

- coupon payments of convertible bonds OCEANE 2000/ 2006 and OCEANE 2002/2009 for €19,860 thousand;
- an increase by €7,147 thousand in the redemption premium on the convertible bonds OCEANE 2000/ 2006; the whole provision for redemption premium has finally been released at year-end 2005 to cover the accrued expense of €33,066 thousand corresponding to the payment of the premium which occurred on January 1, 2006;
- an increase by €11,445 thousand in provisions for depreciation of investments, that concern mainly the investment in Devarrieux Villaret for €9,766 thousand;
- an increase by €1,689 thousand in provisions for depreciation of loans to affiliated companies;
- cash pool interests for €3,087 thousand.

Financial income includes mainly:

- interest income on loans to affiliated companies for €39,756 thousand;
- the reversal of the redemption premium provision on the convertible bonds OCEANE 2000/ 2006 for €35,066 thousand, which fully offsets the accrued expense relating to payment of the premium which occurred on January 1, 2006;
- dividends for €7,326 thousand;
- income from sales of marketable securities, for €2,891 thousand.

Note 11: Non-operating income (expense)

Non-operating expense amounts to €21,576 thousand.

It includes mainly termination costs for €9,774 thousand and provision for litigation connected with termination of members of Havas SA top management for €10,416 thousand.

Note 12: Income tax

As at December 31, 2005, tax benefit of €18,159 thousand corresponds mainly to:

- payments for €15,026 thousand received from the companies of the tax group (the tax group, as a whole, has recorded a tax deficit in 2005);
- a write-back of the whole provision which used to cover the potential repayment of tax gains to the subsidiaries of the French Tax Group, for €2,522 thousand.

IV. Other information

Note 13: Commitments and contingencies

Commitments by maturity

Commitments	In € thousand	Due within one year	Due in one to five years	Due beyond five years
Operating lease	65,954	11,140	53,023	1,791
Purchase of minority interests (Buy-out)[1]	2,505			2,505
Unused credit line ("Club Deal")	50,000		50,000	
Other unused credit line	100,000	100,000		
Havas subsidiaries stock options plan[2]	102,000		102,000	
Total	**320,459**	**111,140**	**205,023**	**4,296**

(1) In connection with most of acquisitions where the Group purchases a controlling stake and enters into buy-out agreements to acquire minority shareholders' interests subsequently, the Group grants to minority shareholders put options which may be exercised at certain dates in the future, and at prices determined by formulae corresponding to normal market practices. These agreements are meant to establish a long-term partnership with the manager(s) who will have become the minority shareholder(s).

(2) The Group Havas granted 104,733 options to subscribe shares in its subsidiary Euro RSCG SA to 35 managers and employees of Euro RSCG SA Group. These options will be exercisable under certain conditions of performance and the presence of the beneficiaries over the vesting period, and will be either vested partly in September 2008 or entirely in September 2009. The beneficiaries undertook to sell to Havas SA, and Havas SA to buy the Euro RSCG SA shares issued when options are exercised in exchange for Havas SA shares for an equivalent value of Euro RSCG SA shares issued. These purchase agreements were signed on June 8, 2005, the day before the Havas' shareholders annual meeting on June 9, 2005, where they were not brought up. On March 10, 2006, the Board of Directors was informed of this plan. The Board of Directors shall re-examine their provisions in 2006.
Today, assuming the forecasted performances of Euro RSCG SA Group from 2006 to 2008 equal to those achieved in 2005, the Group deems the number of Havas SA shares to be exchanged could represent an amount of €102,000 thousand, considering that the subsidiary Euro RSCG SA would collect 57,000 thousand resulting from the exercise price. The net amount is likely to vary depending on the revenue organic growth and the operating margin rate reached in the financial years from 2006 to 2008. If the average performances were lower one point, in terms of organic growth and average operating margin rate as well, than those retained for the assumptions above, the amount to be paid could amount to €25,000 thousand. On the contrary, if they were greater one point, the amount to be paid could amount to €56,000 thousand. A mechanism is implemented for limiting the payment to around one-third of the cumulative operating margin of Euro RSCG SA Group over the period from 2004 to 2008.

Contractual obligations, booked in Havas SA balance sheet, by maturity

Contractual obligations (booked in Havas Balance Sheet)	In € thousand	Due within 1 year	Due in 1 to 5 years	Due beyond 5 years
Convertible bonds	669,053	219,063		449,990
Used credit line ("Club Deal")	100,000	50,000	50,000	
Total	**769,053**	**269,063**	**50,000**	**449,990**

Guaranties and secured debt

Havas SA has granted the following warranties:
- pledges on sight deposits and financial instruments for a total amount of €4,500 thousand;
- and miscellaneous liens to Tax Authority for a total amount of €1,532 thousand.

Commitments given to subsidiaries	In € thousand	Due within one year	Due in one to five years	Due beyond five years
Bank borrowings	65,070	59,404	5,666	
Operating leases	105,399	13,051	50,592	41,756
Credit-lines unused	81,871	81,871		
Credit-lines used	25,765	25,765		
Cash pooling[1]	108,448	108,448		
Purchases of space buying	11,117	9,813		1,304
Other	16,353	10,267	3	3,086
Total	**414,023**	**308,619**	**59,258**	**46,146**

(1) In order to permit Havas SA British subsidiaries to use automated payment services, Havas SA was asked by banks for security for an amount of €89,171 thousand.

Commitments received: NONE

Note 14: Staff

The average number of employees in Havas SA over the year 2005 is split as follows:

	Number
– Executives	70
– Office workers	23
– Other employees	16
Total	**109**

V. Subsequent events

Convertible bonds OCEANE 2000/2006 (principal and premium of redemption) were fully redeemed on January 1, 2006 for a total amount of €219,063 thousand. The attached coupon was also paid on January 1, 2006 for €1,860 thousand.

Havas SA sold its investment in Pulp Consumer Creative Brand at the beginning of January 2006 for €950 thousand.

The comprehensive version of the statutory accounts may be obtained upon request to the company's head office,
2, allée de Longchamp - 92281 Suresnes Cedex France
The Statutory Auditors' report deals with the comprehensive statutory accounts.

20.8. Statutory Auditors' report on the financial statements

For the year ended December 31, 2005

In compliance with the assignment entrusted to us by your Shareholder's Annual General Meeting, we hereby report to you, for the year ended December 31, 2005 on:

- the audit of the accompanying financial statements of Havas;
- the reasons for our conclusions;
- the specific verification and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities as of December 31, 2005, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

2. Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French Commercial Law *(Code de commerce)* relating to the justification of our assessments, we bring to your attention the following matters..

Management of your company made estimates and formulated assumptions which impacted some amounts included in the financial statements and in the notes of the statutory accounts. These assumptions have naturally an uncertain character and the estimated amounts might differ from their real value. Accounts subject to significant estimates include "investments in companies" and "provisions for risk and expenses".

- Your company has recorded "investments in companies" for €1,779 million and "loans to subsidiaries" for €948 million, as described in the notes 1 and 3 of the summarized statutory accounts.
  Your company compares the historic cost of the investments to the fair market value in accordance with the method described in the note 2 of the summarized statutory accounts.
  As required by the French auditing standard applicable to accounting estimates, we examined the methods and procedures used to arrive at these estimates, and assessed the figures and hypotheses on which they were based.
- Your company has recorded "provisions for risk and expenses" for €14 million, as described in the notes 9 and 23 of the summarized statutory accounts. Our work consisted in assessing the bases on which these provisions are made, in reviewing both the estimates made by the Management and the documentation provided with.

These assessments were made in the context of our audit of the annual financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

3. Specific verification and information

We also performed the specific verification required by law in accordance with the professional standards applied in France.

We have no comments as to the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we verified that the management report contains the appropriate disclosures as to the percentage interests and votes held by shareholders, and as to the acquisition of shares and controlling interests.

Paris, March 10, 2006

FIDINTER	F.N.E.C.
Jean-Yves LÉPINAY	François BOUCHON

Statutory Auditors
Members of Compagnie Régionale de Paris

20.9. Financial data over the last five years	2001	2002	2003	2004	2005
1. Share capital at the end of the year					
Share capital (in € thousand)	121,728	122,088	122,479	171,533	171,672
Number of shares	304,320,312	305,219,028	306,196,659	428,832,440	429,180,870
Maximum potential shares to be issued					
• Warrants	24,629,677	28,631,259	27,814,987	35,142,819	29,704,666
• Convertible bonds [1]	41,897,512	84,064,086	70,426,308	57,034,940	48,012,887 [1]
2. Earnings (in € thousand)					
Turnover	20,286	17,275	16,061	16,137	17,711
Income before tax, depreciation, amortization and profit sharing	67,992	(1,063,602)	(80,086)	(466,659)	(42,313)
Income tax	(2,805)	(6,707)	(5,909)	(15,470)	(18,159)
Net income	(1,282,541)	58,191	(633,957)	(9,519)	(15,467)
Distributed income	50,760	26,741	14,929	29,784	12,806
3. Earnings per share (in €) [2]					
Profit after tax, before depreciation, amortization and profit sharing	0.21	(3.23)	(0.23)	(1.05)	(0.06)
Net income	(3.93)	0.18	(1.93)	(0.02)	(0.04)
Dividend per share	0.16	0.08	0.05	0.07	0.03
4. Staff					
Number of employees	128	127	117	108	109
Wages and salaries (in € thousand)	12,030	10,974	11,227	13,597	9,568
Social security costs (in € thousand)	4,689	4,494	4,581	5,169	4,374

(1) As at December 31, 2005, total potential shares excludes those resulting from the conversion bonds OCEANE 2000/2006 which were totally redeemed on January, 1st 2006.

(2) In connection with the share capital increase of October 2004, earnings per share and dividend per share of the years 2001, 2002, 2003 have been adjusted by a factor of 0.93254.

20.10. Directors' Report on the Havas SA financial statements for the year ended December 31, 2005.

Report on the statutory accounts

In 2005, the company Havas SA generated a net loss of €15 million due to an operating loss of €18 million, a financial income of €6 million, an exceptional loss of €21 million and a tax income of €18 million.

The net financial income of €6 million includes:

- interest income on loans to affiliated companies totalling €40 million;
- dividend income totalling €7 million;
- an expense of €20 million corresponding to the coupons attached to the convertible bonds, OCEANE 2000/2006 and OCEANE 2002/2009, outstanding at year-end 2005;
- €13 million increase in provisions for depreciation in investments and loans to affiliated companies, which mainly concern the companies Devarrieux Villaret, Pulp, Havas Sport Group, HR Gardens France;
- €7 million increase in the redemption premium on the convertible bonds OCEANE 2000/ 2006 ; the whole provision for redemption premium has finally been released at year-end 2005 to cover the accrued expense of €33 million corresponding to the payment of the premium which occurred on January 1, 2006.

The exceptional negative loss of €21 million is primarily due to €10 million termination costs and €10 million provision for litigation connected with the termination of members of Havas SA top management.

Acquisition of equity interests

Pursuant to the provision of Article L.233-6 of the French Commercial Code, we hereby inform you that, during the year, the company did not purchase any significant equity interests.

Presentation of resolutions

Resolutions are presented in "Additional Information" to this Report.

20.11. Dividend policy

The Board of Directors, which met on March 10, 2006, decided to propose to the Annual Shareholders' Meeting of June 12, 2006 the payment of a dividend of 3 cents per share for the year 2005, versus a dividend of 7 cents per share for the year 2004.

The total amount of the dividend distributed for fiscal 2005 would be €12.8 million, versus €29.8 million for fiscal 2004.

The payment would occur on June 14, 2006.

The table showing the total amount of dividends and the dividend per share is presented just after the notes to the Summarized Statutory Accounts of Havas SA.

The table below shows the key figures of the dividend policy over the past three fiscal years.

Three year per share data

in € (unless otherwise stated)	2005	2004		2003
High	5.12	5.03		4.64
Low	3.62	3.34		1.93
Price at December 31	**3.65**	**4.20**		**4.26**
Number of shares issued at December 31 (in thousands)	429,181	428,832		306,197
Market capitalization at December 31 (in millions)	1,567	1,801		1,304
	IFRS	**IFRS**	**French Gaap**	**French Gaap**
Net income, before amortization of goodwill, Group Share	0.18	0.18	0.27	(0.56)
Net income, Group Share	0.14	0.16	0.10	(1.24)
Ratio P/E at December 31	26.1x	26.3x	42.0x	N/A
Net dividend	**0.03**[1]	**0.07**	**0.07**	**0.047**
Dividend tax credit (Avoir fiscal)	N/A	N/A	N/A	0.023
Total dividend	0.03	0.07	0.07	0.07
Net yield at December 31 (%)	0.8%	1.7%	1.7%	1.1%

(1) Proposed to the Annual Shareholders' Meeting of June 12, 2006.

Following the capital increase with preferential subscription rights of October 19, 2004, the 2003 per-share data have been adjusted by a factor of 0.93254.

21. ADDITIONAL INFORMATION

21. Additional information

21.1. Share capital of the Company

21.1.1. Total share capital subscribed

The share capital at December 31, 2004 totaled €171,532,976, divided into 428,832,440 shares with a nominal value of € 0.40 each. At December 31, 2005, the share capital was €171,672,348, divided into 429,180,870 shares with a nominal value of €0.40 each. There is only one class of shares, all fully paid up.

On March 10, 2006, the share capital was increased to €171,679,760.80. It is divided into 429,199,402 shares with a nominal value of € 0.40 each.

21.1.2. Non-equity securities

The Company has not issued any non-equity securities.

Authorization to issue non-equity securities

The shareholders' meeting of May 23, 2002 authorized the Board of Directors to issue bonds or similar securities up to a maximum nominal amount of one billion euros. This authorization is valid for a period of five years from the date of such meeting.

21.1.3. The number, book value and nominal value of the shares held by the Company or in its name or by its subsidiaries

At December 31, 2005, the Company held 3,572,792 of its own shares with a nominal value of € 0.40 each. These shares have no voting rights. There are no treasury shares other than directly-held shares. The net book value of shares amounted to €16,392,096.51 at December 31, 2005.

21.1.4. The amount of convertible or exchangeable securities or securities with warrants, with an indication of the conditions governing and the procedures for conversion, exchange or subscription

In December 2000 and in May 2002, the Company issued convertible and/or exchangeable bonds, as described below.

1% OCEANE 2000/2006

In December 2000, the Company issued 32,817,012 bonds for a total amount of €709 million.

Given the Company's financial position at December 31, 2004 and following the conversion in 2005 of 2,912 bonds, at December 31, 2005 there remained 8,610,951 OCEANE bonds that were issued in December 2000. These bonds were redeemed on January 2, 2006.

4% OCEANE 2002/2009

In May 2002, the Company issued 41,860,465 convertible and/or exchangeable bonds for a total amount of €450 million. On December 1, 2003, the General Meeting of bondholders approved the waiver of the option of early redemption that existed at January 1, 2006 (repurchase of the put), thus definitively postponing maturity until January 1, 2009.

At December 31, 2005, in the absence of any conversion or repurchase of bonds, there remained 41,859,535 bonds giving the right to the issuance of and/or exchange for 48,012,887 new or existing shares of the Company.

Adjustment of OCEANE bonds

As a result of the distribution on June 14, 2005 of a dividend of €0.07 per Company share as a portion of paid-in share capital, and in order to maintain the rights of bondholders, an adjustment was made in accordance with the terms of the 1% OCEANE 2000/2006 and the 4% OCEANE 2002/2009 issuance contracts.

The conversion exchange ratio for holders of convertible and/or exchangeable bonds issued by the Company was adjusted on June 14, 2005, from:

- 1.13 shares of the Company to 1.147 shares of the Company for each 1% 2000/2006 bond,
- 1.13 shares of the Company to 1.147 shares of the Company for each 4% 2002/2009 bond.

An additional adjustment to the 4% OCEANE 2002/2009 will be made after the shareholders' meeting, based on the vote relating to a dividend payment.

The characteristics of these OCEANEs are described in the notes to the consolidated financial statements (note 2.13).

21.1.5. Information about and terms of any acquisition rights and/or obligations over authorized but unissued capital or an undertaking to increase the capital

None.

21.1.6. Information pertaining to stock subscription and stock purchase options

Havas SA stock subscription or purchase options granted to employees and officers of the Company and its subsidiaries.

STOCK SUBSCRIPTION AND PURCHASE OPTIONS

	06/19/97[2] Purchase plan	02/25/99 Plan	06/17/99 Plan	09/30/99 Plan	12/02/99 Plan	03/02/00 Plan	05/23/00 Plan	10/23/00 Plan	03/01/01 Plan
Date of Shareholders' Meeting	06/19/97	06/19/97	06/19/97	06/19/97	06/19/97	06/17/99	06/17/99	06/17/99	05/23/00
Date of Board of Directors' Meeting	06/19/97	02/25/99	06/17/99	09/30/99	12/02/99	03/02/00	05/23/00	10/23/00	03/01/01
Total number of shares over which options granted[1]	6,687,084	818,128	343,274	230,494	991,436	1,024,459	461,112	4,361,320	4,968,091
• Including grants to officers	3,460,249	373,888	-	-	576,986	332,323	461,112	-	1,699,046
• Number of officers receiving options	5	2	-	-	2	2	1	-	7
• Including grants to the Top ten recipient employees	1,939,625	392,104	343,274	230,494	408,678	438,332	-	981,501	496,642
Exercisable date	06/19/02	02/25/99	01/01/00	01/01/00	01/01/00	01/01/01	05/23/00	10/23/00	03/01/01
Expiration date	06/19/06	02/24/06	06/16/06	09/29/06	12/01/06	03/01/07	05/22/07	10/22/07	02/29/08
Exercise price per share (€)[1]	3.99	6.61	7.88	9.42	13.60	23.97	21.68	15.39	13.44
Discount	5%	5%	5%	5%	5%	0%	0%	0%	0%
Vesting rules	-	-	-	-	-	-	-	-	-
Number of shares issued as of 12/31/05	997,605	0	20,000	0	24,000	0	0	0	0
Number of shares over which options terminated as of 12/31/05	2,229,041	6,000	0	0	20,000	0	0	2,083,682	2,639,137
Number of options outstanding as of 12/31/05	3,460,438	812,128	323,274	230,494	947,436	1,024,459	461,112	2,277,638	2,328,954

	05/22/01 Plan	02/14/02[3] Plan	12/12/02 Plan	03/24/03 Plan	07/04/03 Plan	12/10/03 Plan	05/26/04 Plan	12/01/04 Plan	TOTAL PLANS
Date of Shareholders' Meeting	05/23/00	05/22/01	05/22/01	05/22/01	05/23/02	05/23/02	05/23/02	05/23/02	
Date of Board of Directors' Meeting	05/22/01	02/14/02	12/12/02	03/24/03	07/04/03	12/10/03	05/26/04	12/01/04	
Total number of shares over which options granted[1]	3,764,266	6,820,904	32,144	3,000,140	349,120	1,671,030	418,133	10,260,553	46,201,688
• Including grants to officers	108,460	1,586,511	-	225,517	332,415	-	334,505	2,283,953	11,774,965
• Number of officers receiving options	1	7	-	1	1	-	1	6	
• Including grants to the Top ten recipient employees	631,547	538,830	32,144	296,810	16,705	263,970	83,628	2,248,425	9,342,709
Exercisable date	01/01/02	01/01/03	01/01/03	03/24/04	07/04/04	12/10/04	05/26/05	12/01/04	
Expiration date	05/21/08	02/13/09	12/11/09	03/24/10[5]	07/04/13	12/10/10[8]	05/26/14	[10]	
Exercise price per share (€)[1]	12.87	7.46	4.30	2.39	3.62	3.93	4.00	4.11	
Discount	0%	0%	0%	0%	0%	0%	0%	0%	
Vesting rules	-			[4]	[6]	[7]	[9]	[11]	
Number of shares issued as of 12/31/05	0	0	0	293,970	109,690	43,800	0	0	1,489,065
Number of shares over which options terminated as of 12/31/05	1,429,842	3,258,589	27,629	684,923	0	181,867	0	1,015,091	13,575,801
Number of options outstanding as of 12/31/05	2,334,424	3,562,315	4,515	2,021,247	239,430	1,445,363	418,133	9,245,462	31,136,822

(1) The number of stock options and their exercise prices were adjusted as a result of the distribution of reserves at the time of the 2004 dividend payment, on June 14, 2005.

(2) Plan of June 19, 1997: by decision of the Board of Directors on March 3, 2004, the expiration date was postponed from June 19, 2004 to June 19, 2006.

(3) This plan includes grants under two separate programs: the second tranche in 2001 and first tranche in 2002.

(4) 1,000,047 of these options will become exercisable on March 24, 2004, 1,000,047 on March 24, 2005, and all the options will be exercisable on March 24, 2006.

(5) For French residents: expiration on March 24, 2013.

(6) 116,373 of these options become exercisable on July 4, 2004, 221,610 on June 23, 2005, 5,568 on July 4, 2005, and all of the options will be exercisable on July 4, 2006.

(7) 557,010 of these options become exercisable on December 10, 2004, 557,010 on December 10, 2005, and all of the options will be exercisable on December 10, 2006.

(8) For French residents: expiration on December 10, 2013.

(9) 139,378 of these options become exercisable on May 26, 2005, 223,003 on June 23, 2005, 27,876 on May 26, 2006, and all of the options on May 26, 2007.

(10) For Plan A: expires on December 1, 2011 - Plan B: expires on December 1, 2009 - Plan C: expires on December 1, 2014.

(11) For Plan A: 4,973,951 of these options become exercisable on December 1, 2004, 355,281 on June 23, 2005, 2,309,335 on December 1, 2005, and all of the options on December 1, 2006.
For Plan B: 304,528 of these options become exercisable on December 2, 2008.
For Plan C: 2,707 of these options become exercisable on December 1, 2004, 2,707 on December 1, 2005, and all of the options on December 1, 2006.

Subscription or purchase options for authorized but unissued Havas SA shares

The combined shareholders' Meeting of May 21, 2003 authorized the Board of Directors to grant to employees or officers of the Company and its subsidiaries, options to subscribe for or purchase shares of the Company, up to a maximum of 2.5% of the share capital on per year average calculated over a period of three years.

This authorization was granted to the Board of Directors for a period of 38 months and will expire on July 20, 2006.

At December 31, 2005, the number of options authorized and not yet granted was 6,745,280, as detailed in the table below.

	Number of options authorized by shareholders' meetings	Number of options granted in 2005 by adjustment	Balance of options authorized and not granted
Position at December 31, 2004			
Balance of the authorizations by the Combined Shareholders' Meeting of 5/21/2003			5,712,265
Adjustment in the number of options resulting from the authorization of the Combined Shareholders' Meeting of 5/21/2003 based on changes in the share capital	1,033,015		1,033,015
Adjustment in the number of options resulting from the distribution of reserves at the time of payment of the dividend for fiscal year 2004 on 6/14/2005	468,124	468,124	0
Position at December 31, 2005			**6,745,280**

Stock options for SNC shares from Snyder Communications Inc.

Prior to Havas SA's acquisition of Snyder Communications Inc., stock options for SNC shares were granted to employees and officers of that company and its subsidiaries. The SNC shares subscribed for through the exercise of these options were immediately exchanged for Havas SA's shares with the exchange rate having been set by the Board of Directors at its meeting of September 25, 2000. This ratio is 1.3710 Havas shares for one SNC share. If all of the options outstanding at December 31, 2005 are exercised, 1,959,948 shares of Havas SA stock would be issued in exchange for the SNC shares.

Stock options for Circle.com shares from Snyder Communications Inc.

Prior to its acquisition by Havas, stock options for Circle.com shares were granted by Snyder Communications Inc. to its employees and officers and those of its subsidiaries. The Circle.com shares subscribed for through the exercise of these options were immediately exchanged for Havas shares, with the exchange rate having been set by the Board of Directors on May 22, 2001. This ratio is 0.0937 shares of Havas for one Circle.com share. If all options outstanding at December 31, 2005 were to be exercised, 68,334 shares of Havas stock would be issued in exchange for the Circle.com shares.

Potential dilution linked to the conversion of OCEANE bonds and share subscriptions

The exercise of all options and the conversion of all convertible bonds would lead to the creation of 77,717,553 new shares, which would increase the Company's share capital from 429,180,870 shares at December 31, 2005 to 506,898,423 shares, representing a maximum potential dilution of 18%.

However, if the market price of the Company's shares does not exceed €7.30 (corresponding to twice the price of €3.65 at December 31, 2005), certain options would not be exercised and certain bonds would not be converted; in this case, only 14,418,712 new shares would be created, representing a maximum potential dilution of 3%.

21.1.7. History of the share capital for the period covered by the historic financial information, highlighting any changes that have occurred

Date	Description	Transactions Number of shares	Transactions Capital in euros	Transactions Additional paid-in capital in euros	After transactions Number of shares	After transactions Capital in euros	After transactions Additional paid-in capital in euros
12/31/2000					266,496,567	106,598,627	2,551,908,751
2001	MPG contribution	28,800,000	11,520,000	430,480,000			
	SNYDER's CIRCLE.COM exchange	2,130,673	852,269	25,906,787			
	Bond conversions	199,800	79,920	1,750,371			
	Exercise of stock options	480,805	192,322	1,804,249			
	Exchange following exercise of Snyder SNC options	1,224,507	489,803	24,526,875			
	Exercise of warrants	4,987,960	1,995,184	43,453,576			
12/31/2001					304,320,312	121,728,125	3,079,830,609
2002	Allocation of 2001 earnings			(1,226,820,029)			
	Dividend for fiscal 2001			(69,911,827)			
	Bond conversions	163	65	1,425			
	Exercise of stock options	880,949	352,379	2,794,123			
	Exchange following exercise of Snyder SNC options	17,604	7,042	352,608			
12/31/2002					305,219,028	122,087,611	1,786,246,909
2003	Bond conversions	1,953	781	25,112			
	Exercise of stock options	970,940	388,376	3,582,768			
	Exchange following exercise of Snyder SNC options	4,738	1,896	94,902			
12/31/2003					306,196,659	122,478,664	1,789,949,691
2004	Allocation of 2003 earnings			(587,409,735)			
	Dividend for fiscal 2003			(14,796,000)			
	Bond conversions	1,061	424	9,676			
	Exercise of stock options	105,228	42,091	230,157			
	Exchange following exercise of Snyder SNC options	16,088	6,435	322,243			
	Capital increase (subscription)	122,513,404	49,005,362	339,278,794			
12/31/2004					428,832,440	171,532,976	1,527,584,826
2005	Allocation of 2004 earnings			(7,742,921)			
	Dividend for fiscal 2004			(29,784,395)			
	Bond conversions	3,341	1,336	61,624			
	Exercise of stock options	342,232	136,893	894,097			
	Exchange following exercise of Snyder SNC options	2,857	1,143	57,226			
12/31/2005					429,180,870	171,672,348	1,491,070,097

21.1.8. Additional information regarding share capital

Use of the share buyback program

In 2005:

- no Company shares were purchased and 3,861,325 shares were sold in connection with the share buyback program authorized by the Shareholders' Meeting of May 26, 2004 (AMF visa No. 04-344 dated April 30, 2004);
  The 3,861,325 shares, representing 0.90% of the share capital, were sold at an average share price of €4.34 which included:
  - 11,720 shares awarded to Directors as partial payment of their 2004 directors' fees, in accordance with the resolution of the shareholders' meeting of May 26, 2004;
  - 997,605 shares sold in connection with the exercise of stock options;
  - 2,852,000 shares sold on the stock market in April 2005.
- no shares were purchased or sold in connection with the share buyback program authorized by the Shareholders' Meeting of June 9, 2005 (AMF visa No. 05-400 dated May 17, 2005);

At December 31, 2005, the Company held 3,572,792 of its own shares, none of which were acquired through stock buyback programs.

21.2. Memorandum and bylaws

21.2.1. Corporate purpose (Article 2 of the bylaws)

The Company's purpose in France and in all countries is to conduct the following activities:

- advertising and communication in all forms;
- providing services;
- any production, sales and distribution activities;
- the acquisition, disposal, refurbishment or construction of real estate;
- acquiring interests in any companies or business ventures.

21.2.2. Summary of any provisions of the Company's bylaws, charter or rules with respect to the members of the administrative and management bodies

The provisions concerning administrative and management bodies can be found in Section III of the bylaws.

The main provisions of this section are as follows:

The Board of Directors has three to eighteen members, except otherwise specified by law. Members of the board serve three-year terms and are eligible for reelection.

The Board of Directors defines the Company's business strategy and ensure its implementation.

The Board of Directors appoints a Chairman, a natural person, from among its members, who is responsible for organizing and supervising the Board's work.

The General Management of the Company shall be conducted by either the Chairman of the Board or a Chief Executive Officer, a natural person, chosen and appointed by the Board of Directors.

The Chief Executive Officer shall be vested with the broadest powers to act in the Company's name, and represents the Company in its dealings with third parties.

The Board of Directors can appoint one to five Executive Vice-President(s) *(directeurs généraux délégués)* nominated by the Chief Executive.

The Board can also appoint one or two Vice-Chairmen. The eldest Vice-Chairman acts as chairman of the Board in the absence of the Chairman. In the absence of a Vice-Chairman, the Board elects one of its members to chair the meeting.

21.2.3. Rights, preferences and restrictions applicable to shares

In addition to the right to attend and vote at Shareholders' Meetings, each share entitles the holder to a proportional share in the Company's assets in case of liquidation or partition. It also entitles the holder to a share of annual profits or liquidation surplus, in proportion to their share holdings, taking into account if applicable, amortized unpaid share capital.

The Company's bylaws define only a single class of shares and do not provide for shares entitled to double voting rights or a limitation of voting rights, other than limitations imposed by law.

The provisions of the bylaws (Article 25) governing voting rights are as follows:

"In all Shareholders' Meetings, both annual and extraordinary, the quorum is calculated based on all shares representing the share capital, minus shares subscribed, purchased or accepted as pledges by the Company.

The right to vote is, without limitation other than as stipulated by law, proportional to the portion of capital represented by each share, and each share gives the right to one vote.

The voting right attached to the share belongs to the holder of the usufruit interest at ordinary Shareholders' Meetings and to the titular owner at extraordinary meetings.

Co-owners of joint shares are represented at Shareholders' Meetings as stipulated in Article 12 above.

The voting right is exercised by the owner of pledged shares."

21.2.4. Actions required to change the rights of shareholders

The rights of shareholders are governed by applicable law. In particular, an Extraordinary Shareholders' Meeting is required to amend the bylaws, and any increase in the liabilities of shareholders requires the prior agreement of all shareholders.

In this regard, the Company's bylaws do not include stipulations that are more restrictive than is required by law.

21.2.5. Description of the conditions governing the manner in which meetings of shareholders are called including the conditions of admission

Shareholders' Meetings are called and organized pursuant to the conditions provided by law:

Notice of shareholders' meetings: Ordinary and extraordinary shareholders' meetings are called by the Board of Directors. Failing which, they may be convened:

- by the Statutory Auditors;
- by a court-appointed agent at the request of any interested party, one or several shareholders holding at least 5% of the Company's share capital, or in case of urgency, or an association of shareholders who meet the requirements fixed by law,
- by shareholders that hold a majority of outstanding shares or voting rights following a public tender or exchange offer or the sale of a controlling block of the Company's shares.

After fulfilling the formalities set forth by applicable regulations, shareholders' meetings are convened pursuant to a notice containing the information required by such regulations; this notice is published in a newspaper authorized to publish legal announcements in the local administrative department in which the Company is registered, and in the *Bulletin des annonces légales obligatoires*.

Registered shareholders who have held shares for more than one month before the date of publication of this notice are also convened by regular mail, unless they have requested in due time to be convened, at their cost, by registered letter.

Attendance at Shareholders' Meetings: Shareholders may attend Shareholders' Meetings, no matter the number of shares they hold, provided the shares have been fully paid-up on demand. However, to participate in shareholders' meetings, holders of registered shares must have their shares registered in their name at least five days before the date set for the meeting.

Holders of registered shares whose shares are registered in their name five days in advance may attend Shareholders' Meetings without fulfilling any prior formalities.

To be entitled to attend shareholders' meetings, owners of bearer shares must deposit at the location indicated in the notice of meeting, at least five days prior to the date of such meeting, a certification of the recording and the non-transferability of their shares up to the date of the meeting, issued by the authorized intermediary where the shares have been entered in account. However, the Board of Directors has the right to accept deposits after this deadline or to shorten the deadline.

Any shareholder with the right to attend Shareholders' Meetings may grant proxies to his or her spouse or to another shareholder, or may vote by mail as permitted by law.

21.2.6. Bylaws, charter or rules that may delay, defer or prevent a change in control

The Company has not adopted any provisions in its bylaws or rules that may have an effect of delaying, deferring or preventing a change in control.

21.2.7. Provisions of bylaws, charter or rules governing the ownership threshold above which shareholder ownership must be disclosed

Article 11 of the bylaws sets the applicable provisions for ownership thresholds:

Pursuant to Articles L. 233-7 and following of the French Commercial Code, any physical or legal person, acting alone or in concert, who comes to own a percentage above or below the threshold provided by such articles must declare the total number of shares he or she owns within fifteen days of crossing this threshold. This person must also inform the *Conseil des Marchés Financiers*[1] pursuant to the conditions provided by such articles.

If any person fails to comply with this legal notification requirement, the shareholder will be, pursuant to the conditions and limits provided by the French Commercial Code, deprived of his or her voting rights attached to shares exceeding the relevant threshold.

Any person who holds or comes to own, directly or indirectly through companies that it controls, as defined by Article L. 233-3 of the French Commercial Code, at least 2% of the capital or voting rights, is required, within fifteen days of crossing this threshold, to declare the total number of shares he or she owns to the Company by registered mail with return receipt sent to the Company's headquarters.

This declaration must also be made if ownership drops below this level, and must be renewed, under the conditions set forth above, each time a shareholder's ownership percentage exceeds or falls below a new threshold of 2%.

If the legal notification requirement stipulated in the two preceding paragraphs is not met, the shareholder shall, subject to the conditions and limits defined by the French Commercial Code, be deprived of the voting rights attached to the shares exceeding the relevant threshold, at the request of one or more shareholders holding at least 5% of the share capital.

21.2.8. Conditions of bylaws, charter or rules that are more stringent than is required by law

The provisions of the bylaws governing changes in the capital are in accordance with those required by law.

[1] Now the *Autorité des Marchés Financiers*.

22. Material Agreements

The Company and its Group have not entered into any material agreements other than those presented in the notes to the financial statements.

23. Third Party Information, Statement by Experts and Declarations of Any Interest

The Company has no third party information, statement by experts and declarations of any interest with the exception of the Statutory Auditor reports included herein.

24. Documents on Display

Documents on Display on the Internet and at the Company's Registered Office

The following documents are available on the Company's website (www.havas.com): this annual report filed as an annual report with the AMF (www.amf-france.org); the financial press releases; and the bylaws as well as the historical financial data and certain information on the organization and activities of the Company and its subsidiaries.

In addition, the bylaws, financial statements and reports available to shareholders may be consulted at the Company's registered office at 2, allée de Longchamp, 92281 Suresnes Cedex, France.

Furthermore, the historic financial information and certain information on the organization and activities of the Company and its subsidiaries are available on the Group's website (www.havas.com). Certain information that must be disclosed to the public is also presented on the website of the AMF (www.amf-france.org) and on the website of the Securities and Exchange Commission (www.sec.gov).

25. Information on Holdings

See scope of consolidation at December 31, 2005 in section 20.7

Pursuant to the provisions of Article L. 233-6 of the French Commercial Code, we hereby inform you that the Company did not acquire any significant equity interest during 2005.

26. Information on the management's report on the Company

This Annual Report includes all the components of the management's report on the Company as required under the terms of article L.232-1, II of the French Commercial Code and of article D148 and of the decree of March 23, 1967.

The table below presents the components of the management's report required for this purpose.

Correspondence table between the management's report and Havas Annual Report

Items contained in the report of the Board of Directors which must be submitted to the shareholders' meeting pursuant to articles L. 232-1, II and D148 of the French Commercial Code	Annual report sections where the corresponding information can be found
Situation and Company business activity during the fiscal year ending	6.1.7
Net income	3
Progress made or difficulties encountered	7.9
R&D activity	11
Foreseeable changes in the Company's situation and outlook	12
Important events that have occurred between the fiscal year ended and the date of the report	20.3 (note 2.32 of the notes to the Havas consolidated statements for the period ended December 31, 2005)
Body chosen for general management of the Company (if management method has been changed)	Notes to the annual report – report of the Chairman of the Board of Directors
Objective and exhaustive analysis of changes in the business, net income, the financial position of the company (in particular the debt situation) and the non-financial performance indicators (in particular environment, personnel)	9
Description of the main risks and uncertainties that the company is facing and indications of the use of financial instruments by the Company, if pertinent for the evaluation of its assets, *liabilities, financial position and of its losses and profits*	4
List of offices or functions carried out in each company by each of the company's officers	Appendix to the reference document "Other functions performed by the company officers"
Report on the state of participation by employees (and any managers) of transactions carried out for share purchase or subscription options reserved for salaried employees and managers, of transactions performed to grant free shares to salaried employees and managers	17
Indications provided for in article L. 225-211 in the event of acquisition of shares for allocation to employees	21.1
Business activity of Company subsidiaries	7.25
Significant shareholding in companies headquartered in France	25
Disposals of shares entered into to stabilize intragroup shareholdings	N/A
Information concerning corporate capital distribution	18
Transactions carried out by the Company's majority-owned subsidiaries or share subscriptions pursuant to share purchase options	17.5
Amount of dividends distributed in the last three fiscal years	20.11
Compensation and benefits of any type of each of the company's officers	15
Amendments made to the method of presentation of annual accounts	20.3
Injunctions or monetary sanctions for anti-competitive practices	N/A
Information on the manner in which the Company takes into account the social and environmental consequences of its business activity	Page 40 et seq. of the Havas Activity Report
Information on the risks incurred from changes in interest rates, exchange rates or stock market prices	4
Indications provided for in article L. 225-211 of the Commercial Code in the event of transactions carried out by the Company in its own shares	21.1
Factors used to calculate and results of the adjustment to conversion amount and conditions for subscription or exercise of equity securities or share subscription or purchase options	21.1
Transactions carried out by directors on their shares	17.3
Table of the Company's net income for the last five fiscal years	20.9
Table and report on delegations for capital increases	Appendix

CONTENTS

APPENDIX

1. OTHER CORPORATE POSITIONS HELD BY COMPANY OFFICERS

VINCENT BOLLORÉ

Chairman of the Board of Directors
(Term as Director expires in 2008)

Other positions within the Group:

none

Other positions outside the Group:

Positions and duties held in French companies

- Chairman and Chief Executive Officer: Bolloré; Bolloré Participations;
- Chairman of the Board of Directors (separate management): Bolloré Investissement; Financière de l'Odet; Bolloré Média;
- Chairman: Bolloré Production;
- Chief Executive Officer: Omnium Bolloré; Financière V; Sofibol;
- Director: Batscap; Bolloré Investissement; Bolloré; Bolloré Participations; Bolloré Média; Compagnie des Glénans; Financière Moncey; Financière de l'Odet; Natexis Banques Populaires;
- Member of the Supervisory Board of Vallourec;
- Permanent representative of Bolloré Participations: Société Anonyme Forestière et Agricole;
- Permanent representative of Bolloré Participations: Société des Chemins de Fer et Tramways du Var et du Gard;
- Permanent representative of Bolloré Participations: Société Industrielle et Financière de l'Artois;
- Permanent representative of Bolloré Participations: Société Bordelaise Africaine;
- Permanent representative of Bolloré Participations: Compagnie des Tramways de Rouen;
- Permanent representative of Bolloré Participations: IER;
- Permanent representative of Bolloré Participations: Compagnie du Cambodge;
- Permanent representative of Compagnie du Cambodge: Société Financière HR.

Positions and duties held in foreign companies

- Chairman: Plantations des Terres Rouges;
- Deputy chairman: Nord Sumatra Investissements;
- Vice-President: SOGB; Bereby Finances;
- Director: BB Groupe; Centrages; Compagnie Internationale de Cultures; Financière Privée; Liberian Agricultural Company LAC; Mediobanca; Plantations Nord Sumatra Limited; Plantations des Terres Rouges; Red Land Roses; SDV Gabon; SDV Sénégal; Socfin; Socfinaf; Socfinal; Socfinasia; Socfinco; Socfindo; Socfininter; Socfin Plantations Sendirian Berhad; Sogescol;
- Permanent representative of Bolloré Participations: SDV Cameroun;
- Permanent representative of Bolloré Participations: SDV Congo;
- Permanent representative of Bolloré Participations: SDV Côte d'Ivoire and Immobilière de la Pépinière;
- Permanent representative of Bolloré: Afrique Initiatives.

Other positions previously held outside the Group:

Positions held in 2004

Positions and duties held in French companies

- Chairman and Chief Executive Officer of Bolloré and Bolloré Participations;
- Chairman of the Board of Directors (separate management) of Bolloré Investissement, Financière de l'Odet and Bolloré Media;
- Chairman of Bolloré Production;
- Chief Executive Officer of Omnium Bolloré; Financière V; Sofibol;
- Director of Batscap, Bolloré Investissement, Bolloré, Bolloré Participations, Bolloré Média, Compagnie des Glénans, Financière Moncey, Financière de l'Odet, Generali France, and Natexis Banques Populaires;
- Member of the Supervisory Board of Vallourec;
- Permanent representative of Bolloré Participations on the Boards of Directors of Société Anonyme Forestière et Agricole, Société des Chemins de Fer et Tramways du Var et du Gard, Société Industrielle et Financière de l'Artois, Société Bordelaise Africaine, Compagnie des Tramways de Rouen, and IER;
- Permanent representative of Bolloré Participations on the Supervisory Board of Compagnie du Cambodge;
- Permanent representative of Compagnie du Cambodge on the Supervisory Board of Société Financière HR.

Positions and duties held in foreign companies

- Chairman of Plantations des Terres Rouges SA;
- Deputy chairman of Nord Sumatra Investissements;
- Vice-President of SOGB and Bereby Finances;
- Director of BB Groupe SA, Centrages, Compagnie Internationale de Cultures, Financière Privée, Liberian Agricultural Company LAC, Mediobanca, Plantations Nord Sumatra Limited, Plantations des Terres Rouges, Red Land Roses, SDV Gabon, SDV Sénégal, Socfin, Socfinaf, Soclinal, Socfinasia, Socfinco, Socfindo, Socfininter, Socfin Plantations Sendirian Berhad, Sogescol;
- Permanent representative of Bolloré Participations on the Boards of Directors of SDV Cameroun, SDV Congo, SDV Côte d'Ivoire and Immobilière de la Pépinière;
- Permanent representative of Bolloré on the Board of Afrique Initiatives.

Offices held in 2003

Positions and duties held in French companies

- Chairman and Chief Executive Officer of Bolloré and Bolloré Participations;
- Chairman of the Board of Directors (separate management) of Bolloré Investissement, Financière de l'Odet and Bolloré Media
- Chairman of Bolloré Production
- Chief Executive Officer of Omnium Bolloré; Financière V; Sofibol
- Director of BatScap, Bolloré Investissement, Bolloré, Bolloré Participations, Bolloré Média, Compagnie des Glénans, Financière Moncey, Financière de l'Odet, and Tobaccor
- Permanent representative of Bolloré Participations on the Boards of Société Anonyme Forestière Agricole, Société des Chemins de Fer et Tramways du Var et du Gard, Société Industrielle et Financière de l'Artois, Société Bordelaise Africaine, Compagnie des Tramways de Rouen, Compagnie du Cambodge, and IER.
- Permanent representative of Compagnie du Cambodge on the Board of Société Financière HR.

Positions and duties held in foreign companies

- Chairman of Plantations des Terres Rouges and Selective East Asiatic;
- Deputy chairman of Nord Sumatra Investissements;
- Vice-President of SOGB (Ivory Coast) and Bereby Finances;
- Director of BB Groupe, Centrages, Compagnie Internationale de Cultures, Financière Privée, Liberian Agricultural Company LAC, Mediobanca, Plantations Nord Sumatra Limited, Red Land Roses, SDV Gabon, SDV Sénégal, Socfin, Socfinaf, Socfinal, Socfinasia, Socfinco, Socfindo, Socfininter, Socfin Plantations Sendirian Berhad, and Sogescol;
- Permanent representative of Bolloré Participations on the Boards of SDV Cameroun, SDV Congo, SDV Côte d'Ivoire and Immobilière de la Pépinière;
- Permanent representative of Bolloré on the Board of Afrique Initiatives.

Positions held in 2002

Positions and duties held in French companies

- Chairman and Chief Executive Officer of Bolloré Participations, Bolloré and Bolloré Média;
- Chairman of the Board of Directors (separate management) of Bolloré Investissement and Financière de l'Odet;
- Chairman of Bolloré Production;
- Chief Executive Officer of Omnium Bolloré; Financière V; Sofibol and BB Investissement;
- Director of Compagnie des Glénans, Bolloré Investissement, Bolloré, Bolloré Participations, Bolloré Média, Financière Moncey, Financière de l'Odet, BatScap, Seita and Tobaccor;
- Permanent representative of Bolloré Participations on the Boards of Société Anonyme Forestière Agricole, Société des Chemins de Fer et Tramways du Var et du Gard, Société Industrielle et Financière de l'Artois, Société Bordelaise Africaine, Compagnie des Tramways de Rouen, Compagnie du Cambodge, and IER;
- Permanent representative of Compagnie du Cambodge on the Board of Société Financière HR.

Positions and duties held in foreign companies

- Chairman of Plantations des Terres Rouges, Selective East Asiatic and Socfindel Inc.;
- Vice-President of SOGB (Abidjan) and Bereby Finances (Abidjan);
- Director of Siat (Brazzaville), Société des Cigarettes Gabonaises, Mabucig (Burkina Faso), Socfinasia (Luxembourg), Sogescol (Brussels), SDV Sénégal, SDV Gabon, Centrages, MTOA (Dakar), SITAB, Socfininter, Financière Privée, Nord Sumatra Investissements, Red Lands Roses (Kenya), Socfin, Socfinco, Socfinaf Cy Ltd, Socfinal, Plantations Nord Sumatra Limited, Socfindo, Compagnie Internationale de Cultures, Socfin Plantations Sendirian Berhad (Malaysia), Socfin US Inc., and BB Groupe;
- Permanent representative of Bolloré Participations on the Boards of SDV Cameroun, SDV Congo, SDV Côte d'Ivoire, Immobilière de la Pépinière and Liberian Agricultural Company Lac;
- Permanent representative of Bolloré on the Board of Afrique Initiatives.

Positions held in 2001

Positions and duties held in French companies

- Chairman of Bolloré Investissement, Financière Moncey, Financière de l'Odet, Bolloré, Rivaud Loisirs Communication, and Bolloré Participations;
- Chief Executive Officer of Omnium Bolloré, Financière V, Sofibol, Société Anonyme Forestière Agricole, Société Industrielle et Financière de l'Artois and BB Investissement;
- Director of Compagnie des Glénans, Bolloré Investissement, Bolloré, Bolloré Participations, Financière Moncey, Financière de l'Odet, Omnium Bolloré, BatScap, Fiat France SA, Rivaud Loisirs Communication, and Seita;
- Permanent representative of Bolloré Participations on the Boards of Société Anonyme Forestière Agricole, Société des Chemins de Fer & Tramways du Var et du Gard, Société Industrielle et Financière de l'Artois, Société Bordelaise Africaine, Compagnie des Tramways de Rouen, Compagnie du Cambodge, Compagnie des Caoutchoucs de Padang, IER, Société Financière des Terres-Rouges;
- Permanent representative of Bolloré on the Boards of Tobaccor and Coralma International;
- Permanent representative of Compagnie du Cambodge on the Supervisory Board of Société Financière HR.

Positions and duties held in foreign companies

- Chairman of Plantations des Terres Rouges Holding (Luxembourg), Selective East Asiatic and Socfindel Inc;
- Vice-President of SOGB (Abidjan) and Bereby Finances (Abidjan);
- Permanent representative of Bolloré on the Board of Afrique Initiatives;
- Permanent representative of Bolloré Participations on the Boards of SDV Cameroun, SDV Congo, SDV Côte-d'Ivoire, Immobilière de la Pépinière and Liberian Agricultural Company Lac;
- Director of Siat (Brazzaville), Société des Cigarettes Gabonaises, Mabucig (Burkina Faso), Socfinasia (Luxembourg), Sogescol (Brussels), SDV Sénégal, SDV Gabon, Centrages, MTOA (Dakar), SAIT (Dakar), SITAR, Socfinaf (Kenya), CAITA CI, Socfininter, Financière Privée, Nord Sumatra Investissements, Socfin, Socfinco, Socfinal, Société 3 I, Plantations Nord Sumatra Limited, Socfindo, Caisse Privée de Banque, Compagnie Internationale de Cultures, Socfin Plantations Sendirian Berhad (Malaysia), Socfin US Inc. and BB Groupe SA.

BOLLORÉ INVESTISSEMENT

Director
Represented by Cédric de Bailliencourt
(Term as Director expires in 2008)

Other positions within the Group:
none

Other positions outside the Group:

- Director: Saga; Société Française de Donges Metz (SFDM); I.E.R.; Bolloré Média; Euro Média Télévision; Société Française de Production et de Création Audiovisuelles - SFP; and Vidéo Communication France.

Other positions previously held outside the Group:

Positions held in 2004

Positions held in French companies:

- Director of: Saga; Société Française de Donges Metz – SFDM; I.E.R.; Bolloré Média; Euro Média Télévision; Société Française de Production et de Création Audiovisuelles – SFP; SFP Holding; Vidéo Communication France.

Positions held in 2003

Positions held in French companies:

- Director of: Saga; Société Française de Donges Metz – SFDM; I.E.R.; Bolloré Média; Euro Média Télévision; Société Française de Production et de Création Audiovisuelles – SFP; SFP Holding.

Positions held in 2002

Positions held in French companies:

- Director of: Saga; Société Française de Donges Metz – SFDM; I.E.R.; Bolloré Média; Euro Média Télévision; Société Française de Production et de Création Audiovisuelles – SFP; SFP Holding.

Duties in 2001

Positions held in French companies:

- Director of: Saga; Société Française de Donges Metz – SFDM; Euro Média Télévision; Société Française de Production et de Création Audiovisuelles – SFP; Domitie.

BOLLORÉ MÉDIAS INVESTISSEMENTS

Director
Represented by Marc Bebon
(Term as Director expires in 2008)

Other positions within the Group:
none

Other positions outside the Group:
none

Other positions previously held outside the Group:

Positions held in 2004, 2003, 2002 and 2001: none

1. OTHER CORPORATE POSITIONS HELD BY COMPANY OFFICERS

JACQUES SÉGUÉLA
Director
(Term as Director expired in 2008)

Other positions within the Group

- Director: Euro RSCG, Arnold Worldwide Spain;
- Permanent representative of Euro RSCG SA: Euro RSCG C&O.

Other positions outside the Group:

- Director: Compagnie du Monde.

Other positions previously held outside the Group:

Positions held in 2004

- Chairman of the Supervisory Board: Emotion Pictures;
- Director: Compagnie du Monde.

Positions held in 2003

- Chairman of the Supervisory Board: Emotion Pictures.

Positions held in 2002

- Chairman of the Supervisory Board: Emotion Pictures.

Positions held in 2001

- Chairman of the Supervisory Board: Emotion Pictures;
- Director: Companies in USA and Canada;
- Administrator of: IN MEDIA VERITAS.

ED ESKANDARIAN
Director
(Term as Director expires in 2007)

Other positions within the Group:

- Chairman: Arnold Worldwide Partner Chicago Inc. (USA);
- Chairman & CEO: Arnold Worldwide Partners Llc. (USA), Arnold Worldwide Llc. (USA), Arnold Worldwide Italy (Italy);
- Director: Devarrieux Villaret; Arnold Worldwide New York, Inc. (USA), Arnold Worldwide Canada (Canada); Arnold Worldwide Spain SL (Spain); Palm Arnold Communication Inc. (USA);
- Management Committee Member: Mckinney & Silver Llc. (USA); Bouchez Kent & CO Llc.

Other positions outside the Group:

- Director: Get Well Network (United States);
- Board of Trustees: Dana Farber Cancer Institute; University of Richmond;
- Board of Overseers: Boston Symphony Orchestra.

Other positions previously held outside the Group:

Positions held in 2004

- Director: Get Well Network (United States);
- Board of Trustees: Dana Farber Cancer Institute; University of Richmond;
- Board of Overseers: Boston Symphony Orchestra.

Positions held in 2003

- Director: Get Well Network (United States);
- Board of Trustees: Dana Farber Cancer Institute; University of Richmond, Boston Symphony Orchestra.

Positions held in 2002: none

Positions held in 2001

- Director: Get Well Network (United States).

FERNANDO RODÉS VILÀ
Chief Executive Officer and Director
(Term as Director expires in 2006)

Other positions within the Group:

- CEO: Havas International;
- Permanent representative of Havas: Euro RSCG SA;
- Manager: Hors Média SNC;
- Director: MPG France; Média Planning, Media Planning Group SA de CV (Mexico); Media Planning Publicidade (Portugal); Media Contacts Corporation (USA); Media Planning II Servicios (Portugal); Media Planning Ltd. (U.K.); Devarrieux Villaret, Le Nouvel Eldorado;
- Chairman and Director: Media Planning International Corp. (USA);
- CEO: Media Planning Group SA (Spain);
- Manager: Media Planning Group Llc. (USA).

Other positions outside the Group: none

Other positions previously held outside the Group in 2004, 2003, 2002 and 2001: none

PIERRE BOUCHUT
Director
(Term as Director expires in 2008)

Other positions within the Group: none

Other positions outside the Group:

- Permanent representative of Schneider Electric: Schneider Electric Industries; Schneider Electric France; Schneider Electric Services International (Belgium); Square D Company (USA); BEI Technologies (USA); and Schneider Electric China.

Other positions previously held outside the Group:

Positions held in 2004

- Director, Chief Executive Officer: Casino Guichard Perrachon.

Positions held in 2003

- Chief Executive Officer: Guichard Perrachon;
- Member of the Management Board and then Director: Casino Guichard Perrachon.

Positions held in 2002

- Chief Executive Officer and member of the Management Board: Casino Guichard Perrachon.

Positions held in 2001

- Chief Executive Officer and member of the Management Board: Casino Guichard Perrachon.

MICHEL BOUTINARD ROUELLE
Director
(Term as Director expires in 2008)

Other positions within the Group: none

Other positions outside the Group:

- Chairman: Établissement de Communication et de Production Audiovisuelle de La Défense (ECPAD) ;
- Director: UGC (Union Générale Cinématographique) ;
- Director in charge of Print Media for the La Poste Group.

Other positions and duties previously held outside the Group:
none

Fiscal year 2004

- Chairman: Établissement de Communication et de Production Audiovisuelle de La Défense (ECPAD);
- Director: UGC (Union Générale Cinématographique), Société de Transport de Presse (STP);
- Director in charge of Print Media for the La Poste Group.

Fiscal year 2003

- Director in charge of Print Media for the La Poste Group.

ALAIN CAYZAC
Director
Resigned on March 10, 2006

Other positions in the Group: none

Other positions outside the Group:

- Director: Amaury Group.

Other positions previously held outside the Group:

Positions held in 2002, 2003, 2004

- Director: Amaury.

Duties in 2001: none

RICHARD COLKER
Director
(Term as Director expires in 2006)

Other positions within the Group: none

Other positions outside the Group:

- Managing Partner: Colker, Gélardin & Co. (UK).

Other positions previously held outside the Group:

Positions held in 2004

- Managing Partner: Colker, Gélardin & Co. (UK).

Positions held in 2003

- Managing Partner: Colker, Gélardin & Co. (UK).

Positions held in 2002

- Managing Partner: Acadia Investment Corporation (USA/UK); Colker, Gélardin & Co. (UK).

Positions held in 2001

- Managing Partner: Acadia Investment Corporation (USA); Colker, Gélardin & Co. (UK).

JACQUES HÉRAIL
Executive Vice-President until June 21, 2005

Other positions within the Group:
none

Other positions outside the Group:
none

Other positions previously held outside the Group: none

PIERRE LESCURE
Director
(Term as Director expires in 2007)

Other positions within the Group:
none

Other positions outside the Group:

- Chairman & Chief Executive Officer: Anna Rose Production;
- Managing Director: We Never Sleep;
- Director: Thomson; Kudelski SA;
- Member of the Supervisory Board: Lagardère SA, Le Monde.

Other positions previously held outside the Group:

Positions held in 2004

- Chairman and Chief Executive Officer: Anna Rose Production;
- Chief Executive Officer: We Never Sleep;
- Director: Thomson;
- Member of the Supervisory Board: Lagardère SA, Le Monde.

Positions held in 2003

- Chief Executive Officer: Anna Rose Production;
- Managing Director: We Never Sleep;
- Director: Thomson;
- Member of the Supervisory Board: Lagardère SA.

Positions held in 2002

- Chairman: Anna Rose Production;
- Director: Thomson;
- Member of the Supervisory Board: Lagardère SA, Le Monde.

Positions held in 2001

- Executive Vice-President: Vivendi Universal;
- Chairman of the Management Board: Canal+ Group;
- Chairman and Chief Executive Officer: Canal+, Multhématiques, Le Monde Presse, Studiocanal France, Les Films Alain Sarde;
- Chairman of the Supervisory Board: Paris Saint-Germain Football;
- Director: Cegetel, StudioCanal, Telepiù SPA (Italy), USA Networks, Inc, Vivendi Universal;
- Member of the Supervisory Board: Le Monde, Lagardère;
- Vice-Chairman of the Board of Directors: CanalSatellite, Digital SL (Spain), Compania Independiente de Television SL (Spain), Sociedad General de Cine SA (Spain), Sogecable SA (Spain), Sogepaq SA (Spain);
- Permanent representative of Canal+ Group: Sportfive, Canalsatellite, SIG 55, CAPA, Paris Saint-Germain Handball, Paris Saint-Germain Judo.

1. OTHER CORPORATE POSITIONS HELD BY COMPANY OFFICERS

THIERRY MARRAUD
Director
(Term as Director expires in 2008)

Other positions in the Group: none

Other positions outside the Group:
- Chairman: Financière de Sainte Marine;
- Director: Sorebol SA (Luxembourg);
- Member of the Supervisory Board: Emin Leydier;
- Permanent representative of Bolloré: SFDM;
- Permanent representative of Compagnie du Cambodge: IER;
- Permanent representative of Financière de l'Odet: SAGA, Société Française de Production (SFP);
- Permanent representative of Financière de Sainte Marine: Vallourec;
- Permanent representative of Financière V: Bolloré Investissement.

Other positions previously held outside the Group:

Duties and positions held in 2004
- Member of the Supervisory Board of Vallourec, as representative of Société Financière de Sainte Marine;
- President of Société Financière de Sainte Marine;
- Permanent Representative of Financière de l'Odet on the Board of Directors of the SFP;
- Member of the Supervisory Board of Emin Leydier;
- Member of the Supervisory Board of Atria Capital Partenaires.

Duties and positions held in 2003
- Member of the Supervisory Board of Emin Leydier;
- Member of the Supervisory Board of Atria Capital Partenaires.

Duties and positions held in 2002
- Member of the Supervisory Board of Emin Leydier;
- Member of the Supervisory Board of Atria Capital Partenaires.

Duties and positions held in 2001
- Member of the Supervisory Board of Emin Leydier;
- Member of the Supervisory Board of Atria Capital Partenaires.

JACQUES MAYOUX
Term as Director expired on January 20, 2006

Other positions within the Group:
none

Other positions outside the Group:
- Vice-Chairman: Goldman Sachs Europe;
- Honorary President of Société Générale;
- Advisor: Euris Cie Européenne d'Investissements;
- Director: Altra Banque.

Other positions previously held outside the Group:

Financial years 2004, 2003, 2002, 2001
- Vice-Chairman: Goldman Sachs Europe;
- Honorary President of Société Générale;
- Advisor: Euris Cie Européenne d'Investissements;
- Director: Altra Banque.

THIERRY MEYER
Term as Director expired on June 9, 2005

Other positions within the Group: none

Other positions outside the Group: none

Other positions previously held outside the Group:

Position held in 2004-2003: none

Position held in 2002
- Director: Alcatel-Bell (Belgium).

Position held in 2001
- Director: Intel SA (Switzerland), Alcatel-Bell (Belgium), Atlinks (France).

LAURENCE PARISOT
Director
(Term as Director expires in 2008)

Other positions within the Group: none

Other positions outside the Group:
- Member of the Supervisory Board: Euro Disney; Michelin;
- Chief Executive Officer: Ifop;
- Chairwoman of Medef.

Other positions previously held outside the Group:

Positions held in 2004
- Chairman and Chief Executive Officer: Optimum;
- Chief Executive Officer: Ifop.

Positions held in 2003
- Chairman and Chief Executive Officer: Optimum;
- Chief Executive Officer: Ifop.

Positions held in 2002
- Chairman and Chief Executive Officer: Optimum;
- Chief Executive Officer: Ifop.

Position held in 2001
- Chief Executive Officer: Ifop.

ALAIN DE POUZILHAC
Director
(Term as Director expires in 2006)

Other positions within the Group: none

Other positions outside the Group:
- Director: Kaufman & Broad (France);
- Chairman of the Management Board: CFII.

Other positions previously held outside the Group:

Positions held in 2004 and 2003
- Director: Kaufman & Broad (France).

Positions held in 2002 and 2001: none

LEOPOLDO RODÉS CASTAÑE
Director
(Term as Director expires in 2007)

Other positions within the Group:

- Chairman: Media Planning Group SA (Spain); Media Planning Group SA de CV (Mexico);
- Manager: Media Planning Group Llc. (USA).

Other positions outside the Group:

- Chairman: Mutua Asepeyo;
- Director: Sogecable SA; Abertis Infraestructuras SA; La Caixa; Christie's International Europe; Invermay S.I.M.C.A.V.

Other positions previously held outside the Group:

Positions held in 2004

- Chairman: Invermay, SIMCAV, Mutua Asepeyo;
- Director: Sogecable SA, Gas Natural SA, La Caixa, Christie's International Europe.

Positions held in 2003

- Director: Sogecable SA, Alcatel España SA, Gas Naturek SA, Banco Urquiijo, Hosteleria Unida SA.

Positions held in 2002

- Chairman: Ivermay, Simcav;
- Vice-President: Banco Uquijo;
- Director: Sogecable SA, Alcatel Espana, Hosteleria Unida, Canal Satélite Digital.

Positions held in 2001

- Vice-President: Banco Uquijo;
- Chairman: ASAPEYO;
- Director: Sogecable SA, Alcatel España.

SOCIÉTÉ CENTRALE IMMOBILIÈRE ET FONCIÈRE - SOCIF
Director
Represented by Clément Vaturi
(Term as Director expires in 2007)

Other positions within the Group: none

Other positions outside the Group: none

Other positions previously held outside the Group:

Positions held in 2004, 2003: none

Positions held in 2002, 2001

- Director: Golf de Ramatuelle, Immhold.

PATRICK SOULARD
Director
(Term as Director expires in 2007)

Other positions within the Group: none

Other positions outside the Group:

- Director: Financière et Foncière de Participation (FFP); Geneval; SG Securities, SG Securitie Asia, Boursorama.

Other positions previously held outside the Group:

Positions held in 2004

- Director: SG Cowen Securities Corp, Financière et Foncière de Participation (FFP), Geneval, SG Securities Asia, Boursorama.

Positions held in 2003

- Director: SG Cowen Securities Corp, Financière et Foncière de Participation (FFP), Geneval, SG Securities Asia, Boursorama.

Positions held in 2002

- Director: SG Cowen Securities Corp, Financière et Foncière de Participation (FFP) Geneval, SG Securities Asia;
- Chairman of the Supervisory Board: SG Private Equity.

Positions held in 2001

- Director: SG Cowen Securities Corp, Financière et Foncière de Participation (FFP), Geneval;
- Chairman of the Supervisory Board: SG Private Equity.

PHILIPPE WAHL
Chief Executive Officer from July 12, 2005 to March 10, 2006

Other positions within the Group:
none

Other positions outside the Group:

- Manager: Solfi

Other positions previously held outside the Group:

Positions held in 2004

- Manager: Solfi.

Positions held in 2003

- Chief Executive Officer: Caisse Nationale des Caisses d'Epargne;
- Chairman: Ecureuil Vie, Ecureuil IARD, SOPASSURE;
- Vice-Chairman of the Supervisory Board: Credit Foncier de France;
- Director: CNP;
- Manager: Solfi.

Positions held in 2002

- Chief Executive Officer: Caisse Nationale des Caisses d'Epargne;
- Chairman: Ecureuil Vie, Ecureuil IARD, Ecureuil Gestion, CEFI, SOPASSURE;
- Vice-Chairman of the Supervisory Board: Credit Foncier de France;
- Director: CNP.

Positions held in 2001

- Chief Executive Officer: Caisse Nationale des Caisses d'Epargne;
- Chairman: Ecureuil Vie, Ecureuil IARD, Ecureuil Gestion, CEFI, SOPASSURE;
- Vice-Chairman of the Supervisory Board: Credit Foncier de France;
- Director: CNP.

2. REPORT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Report of the Chairman of the Board of Directors on the preparation and organization of the Board proceedings, the internal control procedures in place within Havas, and restrictions placed by the Board on the powers of the Chief Executive Officer, pursuant to Article L. 225-37 of the French Commercial Code.

This report, prepared with the support of the Finance Department and the Legal Department of Havas SA, was based on the work performed as part of the Helios Internal Control Project, in accordance with market recommendations (AFEP/MEDEF joint report of December 17, 2003 and AMF 2005 report of January 18, 2006). The draft report was reviewed by the Group's General Management and Internal Audit Department.

1. Board procedures

Membership of the Board

As of December 31, 2005, the Havas Board of Directors was composed of eighteen members, elected for three-year terms. Directors may stand for re-election.

The Board does not include a Director elected by employees nor a board observer *(censeur)*.

Since July 12, 2005, the functions of Chairman of the Board and Chief Executive Officer have been held by two different people.

The current Chairman of the Board became a Director on June 9, 2005, and Chairman of the Board of Directors on July 12, 2005.

Internal Rules of the Board[1]

Since 2001, the Board of Directors has had Internal Rules which provide for:

- the possibility to participate in meetings via videoconference;
- the conversion of shares held by executive officers into nominative form and means by which such officers can declare dealings in the shares they own;
- the exclusion of Executive Directors from deliberations concerning their compensation.

In addition, the Internal Rules stipulate that Directors must own 3,000 Company shares during the term of their appointment.

In addition to these Internal Rules, there are charters governing the functioning of the various Board Committees.

Board Committees

As of December 31, 2005, the Board has two committees: the Audit Committee and the Compensation and Selection Committee, established in 2000 and 2001, respectively. These Committees, composed of Independent Directors within the meaning of the NASDAQ regulations and the Bouton criteria, report regularly throughout the year to the Board of Directors.

The list of members of each Committee and reports on the Committees' activities during 2005 are presented in part 16.3 of this document.

The Compensation and Selection Committee was discontinued in March 2006.

[1] On May 4, 2006, the Board of Directors decided to discontinue these Internal Rules.

Meetings of the Board

The Board meets according to a schedule that it draws up. Additional meetings may be called depending on the Company's needs.

Meetings are generally called approximately eight days in advance, but a shorter period of notice may be given in urgent situations.

In 2005, the Board met nine times, with an average attendance rate of 83%.

Main issues dealt with by the Board

During the nine meetings that were held in the 2005 fiscal year, the Board examined, in particular, the following issues:

- presentation of 2004 revenue, approval of the 2004 financial statements and financial information prepared under IFRS, approval of semi-annual statements;
- amendments to the Board's internal rules on the declaration by company officers of transactions on securities;
- convening and preparation of a Combined General Shareholders' Meeting;
- removal of the former CEO and appointment of a new CEO and amendment of the Management organization with the appointment of a Chairman of the Board of Directors and a Chief Executive;
- change in the members of the Board Committees.

2. Restrictions to the powers of the Chief Executive Officer of Havas SA

Senior management will require prior approval by the Board of Directors for the following decisions by Havas:

- purchases and sales – for cash or in exchange for shares – of real estate, businesses or equity interests;
- new finance leases for the acquisition of real estate or the transfer of finance leases;
- creation of subsidiaries;
- new borrowings other than short-term loans and overdrafts;
- granting of loans;
- generally, any transactions involving the acquisition or transfer of title to assets;

where the value of the assets concerned by any of the above transactions exceeds €23 million.

Other investments, which do not require this prior approval and are approved by the Investments Committee created in July 2005, must be reported to the Board of Directors.

3. Organization of Internal Controls in the Havas Group

In the third quarter of 2002, Havas launched the Helios project to develop a formal, documented internal control system within the Group based on internationally-recognized methodology derived from the recommendations regarding internal controls of the COSO (Committee of Sponsoring Organizations of the Treadway Commission).

COSO defines Internal Controls as a process performed by an entity's Board of Directors, management and other personnel and designed to provide reasonable assurance regarding the achievement of the following objectives:

- execution and optimization of operations with a view toward meeting the goals set by Group Management;
- reliability of financial and accounting information as well as management information communicated by the Company to faithfully reflect the Company's activities and situation;
- compliance with applicable laws and regulations.

Organization of Internal Controls within Havas is designed to provide reasonable assurance – not absolute guarantees – that risks are controlled and goals will be met. The principles underlying Internal Controls in the Group are presented in the Group's Management Policies and Principles manual.

3.1. Control environment

The Internal Control environment is made up of the ethics and organization that influence the overall quality of internal controls. For Havas, 1) the organization of operations, 2) activities carried out by control units and management and steering structures 3) Group policies and 4) the missions carried out by Internal Audit that make it possible to ensure the general quality of the control environment and its ongoing improvement.

3.1.1. Organization of operations

The Group's business is organized around three operating divisions, each headed by a Chief Executive Officer (CEO) and a Chief Financial Officer (CFO). Division CEOs report hierarchically to the Havas CEO and division CFOs report functionally to the CFO of the Havas Group.

Each Group Company is managed by a CEO who must report hierarchically to the CEO of his or her division. Likewise, the CFO of each company must report to the CFO of his or her division.

Within each division or each entity, the CEO and CFO organize controls over operations by implementing procedures in conformity with the Group's policies.

3.1.2. Control units, management and steering structures

Group governance

The Board of Directors created two specialized Committees: the Compensation and Selection Committee and the Audit Committee. The Compensation and Selection Committee was terminated on March 10, 2006.

In addition, the Board appointed two Executive Committees: the Executive Committee and the Creative Committee, which combine operating and functional managers from the Group.

Management Committees and cross-functional projects

In addition, the decision and control procedures applied by company management rely on the work of committees with specific expertise.

The Investments Committee created in July 2005, under the authority of the Group CEO, is responsible for studying and ruling on decisions regarding the acquisition, creation or sale of Group subsidiaries and/or business.

Lastly, Havas has launched several cross-functional projects over the last few years in the following areas:

Cash pooling: Havas coordinates Group cash flow management in the main countries where it does business. In order to improve the centralized view in real time of the cash position of Group Companies in the main countries, the Group initiated a review of the services of its banks and the implementation of a unique reporting and control software and steering of the cash flows of subsidiaries in these countries.

Purchasing: Purchasing is responsible for purchasing policies and travel for the entire Group worldwide. Specifically, it negotiates framework agreements from which the Group companies benefit. To facilitate the internal communication of its initiatives, it handles its own communications.

Legal administration of the Companies: In the main countries, legal administration of the individual companies (holding of Board meetings and Shareholders' Meetings, delegations of authority, etc.) is handled directly by the Legal Department of Havas or of a division or outsourced to law firms under the supervision of the Legal Department of Havas or of the division in question. Havas' Legal Department coordinates with the Legal Departments of divisions. In 2005, Havas' Legal Department initiated a project to establish a shared legal database for the whole Group which will become available in 2006.

3.1.3. Group policies and procedures

Code of Ethics

Since 2004, Havas has had a Code of Ethics to reiterate rules and principles for all Group employees in their dealings with co-workers, clients and suppliers as well as rules and principles set out by Havas for the preparation of Group financial information and the resolution of conflicts of interest. The Code of Ethics is available on an intranet that is accessible to all Group employees. It is also available at www.havas.com.

Group Management Policies and Principles (Group Policies)

At the beginning of 2004, Havas updated, further developed and distributed its manual of Group Management Policies and Principles. This manual describes those rules applicable to the organization and delegation of authority and procedures in effect between Havas and its divisions and subsidiaries.

This manual defines the rules and limits to delegations of authority granted to division and subsidiary managers and specifies those transactions which remain under the exclusive control of Havas, including company acquisitions and divestments, material investments, the signature of leases, financing, etc.

All procedures are maintained and available for consultation on an intranet open to all Group employees.

3.1.4. The function of Internal Audit

The Havas Group Internal Audit Function was established at the end of 2002 under the responsibility of the Chief Financial Officer by organizing a direct relationship with the Group's Legal Department and reporting to the Audit Committee of the Board of Directors.

In 2005, Internal Audit continued its mission to monitor the efficacy and efficiency of Internal Control systems throughout the Group by ensuring systems in place in the new entities but also to ensure the establishment of corrective actions prepared by agencies audited in 2004.

In January 2005, the team grew with the arrival of a second auditor, who helped carry out the full year plan and ensure a certain number of new missions: monitoring action plans for the previous year and other missions outside Audit, in particular with respect to whistle-blowing.

As in 2004, Internal Audit used the services of external professional consultants to assist Internal Audit to complete certain projects.

At the beginning of the year, work programs were reviewed and improved, as was the format for submitting Audit findings to agencies, divisions, Finance and the Audit Committee.

After the missions completed in 2005, Internal Audit reviewed internal controls for a group of agencies representing almost 70% of the activity of the Group. The entities audited in 2005 were part of the second stage of the 2004-2006 three-year plan.

The missions of Audit do not cover all the procedures of agencies. Rather, they focus on the most important processes with the objective of covering the main risks associated with operations.

All 2005 mission reports have been issued. They were provided to the operating and financial supervisors of the agencies and to their reporting entity. They were also communicated to the Havas Statutory Auditors.

For the first time this year, monitoring missions for 2004 action plans took place to observe the reality of corrective action. Most of the agencies reacted very positively to the recommendations from Audit and committed to rapid implementation of improved controls. The action plans were carefully prepared, even when objectives were not fully achieved in all cases.

These missions demonstrated the improvement in internal controls of the agencies audited in 2004.

These field monitoring missions also encouraged the agencies to establish controls through becoming aware of the importance of these subjects and the reality of the risks incurred. They are a clear contribution by Internal Audit to the improvement of internal control.

Internal Audit kept the Audit Committee informed of the progress of the Audit plan by regularly summarizing missions completed and results of action plan monitoring missions.

3.2. Internal control procedures for the preparation and processing of accounting and financial information

The procedures described in this report are applicable to all companies included in the Group's consolidated financial statements by global consolidation.

The reliability of the published financial and accounting information is assured by 1) a series of measures, rules, procedures and controls and 2) the creation of formal, written procedures (in progress) as well as the regular assessment of the efficiency of these procedures.

3.2.1. Internal control of accounting and financial information

Computer reporting system

All Group Companies use the same single computer system managed at the corporate level. This system is used for virtually all reporting processes – budgets, budget reviews, monthly financial and operational reporting and quarterly, half-yearly and annual reporting.

Budgeting and management reporting

Budgeting and management reporting processes are consolidated at the Havas Group level and the reporting data are checked at the level of the divisions. The management reporting system is a key component of the Group's internal control system and is invaluable to the Group's general management and its subsidiaries for monitoring, control and management.

All subsidiaries analyse differences between actual/budget and initial budget/revised budget. These analyses are reviewed by the CFO at region and division level and by the Group's Controller.

Accounting principles

The process by which financial, accounting and management information is prepared relies on application throughout the Group of the consolidation instructions provided in the Group Policies manual as well as on the homogeneity of the structure of the headings in the Group income statement for all management and consolidation cycles. Since 2005, the Havas Group prepares its consolidated financial statements in accordance with IFRS after having prepared to adopt the new accounting standard in 2004, organized information and training sessions for Group Companies and adapted the consolidation and reporting tool.

In addition, because Havas shares are quoted on NASDAQ, the consolidation department also prepares consolidated financial statements in accordance with US GAAP.

A Group accounting manual intended to clarify the application of IFRS and US GAAP to our operations will be finalized and distributed in 2006 to Group entities.

Administrative back-offices

The Group has launched initiatives to create shared service centers (back-offices) in several countries where the Group has a significant presence, primarily to provide accounting and payroll services for local subsidiaries. As well as helping to reduce costs and make activities more flexible, this organization ensures tools and procedures and leads to improved internal controls of accounting and financial information.

Consolidation

The Havas consolidation department organizes and manages the statutory consolidation process for all Group centrally. The process consists of consolidating the consolidation packages prepared by all Group Companies and certified or audited on a half-yearly and annual basis by external auditors.

Havas policy is that Companies representing approximately 90% of total Group revenue are submitted to a full audit or a limited review on December 31.

The data generated by the statutory consolidation process are systematically reconciled to management reporting data. These reconciliations are facilitated by the use of a reporting system software as explained above.

The interim and annual consolidated financial statements in IFRS and the annual US GAAP financial statements are analyzed and presented to the Audit Committee.

Monitoring of off-balance sheet items

Havas keeps a centralized list of securities and guarantees granted and carries out a specific reporting process to update and monitor earn-out and buy-out commitments in collaboration with the CFOs of the divisions and regions in charge of the subsidiaries in question. Other liabilities distributed and received are reported in the consolidation packages.

Certification on the accounts of the subsidiaries

In parallel with the consolidation process, the CEO and CFO of each consolidated company are required to certify to the CEO and CFO of Havas that the financial information transmitted to the consolidation department is complete, true and fair, and must also certify that all known significant Internal Control weaknesses have been reported.

This procedure forms the basis of the statement by the Havas CEO and CFO on the consolidated financial statements included in IFRS and US GAAP annual reports.

In the context of this system, every year, the Havas Group legal department collects from the various divisions the non-accounting information required to prepare annual reports in compliance with IFRS and US requirements.

Major risks and litigation are reported to the Group's General Counsel on an ongoing basis.

3.2.2. Helios internal control project: continuous improvement and compliance with the Sarbanes-Oxley Act and Financial Security Law

The Helios project was launched at the end of 2002 to comply with the internal control provisions of the French Financial Security Law and the Sarbanes-Oxley Act, which applies to Havas as a foreign issuer of securities listed on the NASDAQ.

With respect to the Sarbanes-Oxley Act, the SEC decision of March 2, 2005 postponed by one year the deadline for compliance with section 404 for non-US listed Companies; consequently, the requirement for a report from the CEO and CFO of Havas regarding the effectiveness of internal controls within the Group and attested to by an auditor's report in the 20-F format of the Annual Report, is postponed to December 31, 2006.

Project Helios is structured around 4 sub-projects:
- Agencies
- Holding companies
- Information systems
- Taxation.

Organization of the project

A central team of 7 people who report to the CFO of Havas SA, under the responsibility of the CFO of Havas SA, is in charge of coordinating the project globally.

In order to achieve its mission, the central team relies on the support of approximately 10 internal control coordinators in the main offices, divisions and regions.

The central team provides a progress update on the project's achievements, future plans and budget at every meeting of the Audit Committee.

The operational and methodological choices made under this project are regularly discussed with the Group's international auditors. These choices are in line with the recommendations of Standard No. 2 of the Public Company Accounting Oversight Board and the COSO benchmark.

Accomplishments during fiscal 2005

The fundamentals of the project were implemented during the first few years of the project, including:
- updating and circulating information on Group principles;
- providing information to the CEOs and CFOs of the various divisions and agencies regarding new legal obligations for internal control, particularly through training sessions and self-assessment questionnaires;
- dividing entities into deployment groups based on their relative size within the consolidated financial accounts and the risk factors identified within the main activities of the Group;
- initiating procedures for documenting internal control procedures in a number of entities within the Group.

As a result, significant progress was made during 2005, including:
- documenting service consolidation procedures for the Group as well as the Group's regional Tax Departments;
- ongoing documenting of procedures relating to primary processes in most of the entities concerned;
- implementing a sub-terminal for the information systems;
- finalizing the taxation procedures in two key countries.

Challenges in 2006

The primary focus for 2006 is to optimize the effectiveness of internal control measures.
Projects include:
- finalizing documentation within the entities and of selected divisions and regions;
- implementing test sessions intended to verify the effectiveness of internal control processes. Based on the results obtained, these sessions will potentially lead to the implementation of other projects intended to improve certain processes.

The Helios project will eventually enable Havas to issue an annual report that includes an assessment of the suitability, application and effectiveness of internal control procedures within the entire Group.

3. STATUTORY AUDITORS' REPORT ON THE REPORT OF THE CHAIRMAN

of the Board of Directors on the organization of the work of the Board and the internal control procedures prepared in application of article L. 225-235, final paragraph, of the French Commercial Code, on the report of the Chairman of the Board of Directors of Havas on internal control procedures related to the preparation and processing of accounting and financial information

To the shareholders,

In our capacity as Statutory Auditors of Havas and in application of article L. 225-235, final paragraph, of the French Commercial Code, we present below our report on the report prepared by the Chairman of Havas in application of article L. 225-37 of the French Commercial Code for the year that ended on December 31, 2005.

In his report, the Chairman of the Board of Directors is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Board of Directors and the internal control procedures implemented within the Company.

Our responsibility is to report to shareholders our comments on the information contained in the Chairman's report concerning the internal control procedures related to the preparation and processing of accounting and financial information.

We conducted our work in accordance with the professional guidelines applicable in France. Those guidelines require that we perform procedures to assess the fairness of the information given in the Chairman's report about internal control procedures related to the preparation and processing of accounting and financial information.

These procedures included:

- reviewing the internal control objectives, general organization and procedures related to the preparation and processing of accounting and financial information, as well as the program to gradually assess the entire internal control system launched during the year, as described in the Chairman's report.
- reviewing the work underpinning the information given in the Chairman's report.

Based on our procedures, we have no matters to report concerning the information about the Company's internal control procedures related to the preparation and processing of accounting and financial information, as contained in the report of the Chairman of the Board of Directors prepared in accordance with article L. 225-37, final paragraph, of the French Commercial Code.

Paris, March 10, 2006

FIDINTER	F.N.E.C.
Jean-Yves LÉPINAY	François BOUCHON

Auditors
Members of Compagnie Régionale de Paris

Presentation of the statement of the grounds for the resolutions prepared by the Board of Directors and submitted to shareholders for voting:

Approval of financial statements, allocation of earnings and dividends (Resolutions 1, 2 and 3)

The first and second resolutions pertain to the approval of the statutory financial statements and consolidated financial statements for fiscal year 2005 as well as the Board of Directors' report on these financial statements.

In addition, in accordance with applicable law, shareholders will be asked to approve the expenses and charges referred to in Article 39-4 of the French General Tax Code which amounted to €51,746. These expenses and charges correspond to the non-deductible tax portion of the depreciation for vehicles.

The third resolution proposes the allocation of earnings for the year and the payment of a dividend taken from the "share premium" account. The statutory financial statements for the year ended December 31, 2005 show a loss of €15,466,873.58. A proposal has been made to assign this loss to the "Retained earnings" and "share premium" accounts.

After acknowledging the existence of distributable sums taken from the "share premium" item, a proposal was presented to decide on the payment of a dividend of 3 cents per share, representing a total amount of €12,805,725.09. This dividend will be paid on June 14, 2006.

Pursuant to Article 158-3.2° of the French General Tax Code (CGI), all dividends paid, i.e. a total of €12,805,725.09 would be eligible for the 40% tax basis reduction for the calculation of income tax for individual shareholders.

Since January 1, 2005, distributions of dividends are no longer eligible for tax credit. In accordance with the legal provisions that are applicable from the above date, income tax for dividends that are received by individuals from French sources, and in some cases from foreign sources, is calculated as follows:

- 50% of their amount for 2005 revenues (a reduction in basis of 50%);
- 60% of their amount for 2006 revenues (a reduction in basis of 40%);

Dividends for 2002 and 2003 are not affected by the reduction in basis mentioned in Article 158, part 3, paragraph 2, of the CGI. The amount of the tax credit for these dividends and their applicable conditions were determined in accordance with the legal and regulatory provisions that governed payments on or before December 31, 2004. The 2004 dividend that was paid in 2005 was eligible for the reduction in basis.

Note that the dividends paid in 2002 and 2003 were adjusted by multiplying their amount by a coefficient of 0.93254, as a result of the share capital increase with preferential subscription rights carried out on October 19, 2004.

Before this adjustment, the dividend that was actually distributed over the past three years was as follows:

Fiscal year	Number of shares receiving dividends	Dividend distributed (in euros per share)	Tax credit* (in euros per share)	Overall revenue (in euros per share)
2002	297,084,131	0.09	0.045	0.135
2003	298,825,111	0.05	0.025	0.075
2004	425,491,358	0.07**	N/A	0.07

* Including tax credit of 50% in 2002 and 2003.
** Entire dividend paid in 2004 is eligible for the reduction in basis described above.

Directors' fees (Resolution 4)

The fourth resolution requests that you set the aggregate amount for directors' fees for 2006.

Your Board intends to pay a fee of €1,000 to each director and €5,000 to the Chairman of the Audit Committee. Payment of said sums will be paid pro rata according to the director's actual presence. Therefore, the maximum total fees requested amounts to €22,000.

Related party agreements *(conventions réglementées)* (Resolutions 5 to 10)

The Board of Directors submits for shareholder approval, related party agreements which fall under Article L.225-38 of the French Commercial Code and which were either signed during the financial year or signed previously and remained in effect in 2005. These agreements are detailed in the Auditors' special report that is annexed to the annual report for 2005.

The fifth, sixth and seventh resolutions pertain to the approval of compensation for Alain Cayzac, Jacques Hérail and Jacques Séguéla in 2005.

The breakdown of their compensation, which is detailed in Section 15 of the annual report, is as follows:

- €488,845 paid to Alain Cayzac; €446,951 of which corresponds to his fixed compensation until December 31, 2005 (the termination date of his functions) and €41,894 of which corresponds to fringe benefits linked to his position and paid leave;
- €718,371 paid to Jacques Hérail; €678,553 of which corresponds to his fixed compensation until November 25, 2005 (the termination date of his functions) and €39,818 of which corresponds to fringe benefits linked to his position and paid leave;
- In 2005, Jacques Séguéla received total compensation of €1,354,937. €450,000 of this amount corresponds to his fixed compensation, €900,000 to a bonus for 2005 and €4,937 to fringe benefits linked to his position.

In accordance with the procedure described in Articles L.225-38 and L.225-40 of the French Commercial Code, the statutory auditors provide a special report on the total compensation paid to Alain Cayzac, Jacques Hérail and Jacques Séguéla in 2005, and such compensation is subject to shareholder approval.

The eighth and ninth resolutions pertain to the conclusion of a settlement and a non-compete agreement with Alain de Pouzilhac on June 28, 2005. In addition to giving him the right to exercise, at his discretion, the 1,248,946 stock options previously granted to him, this settlement provides for the payment of compensation, in the amount of €4,384,615, in connection with the termination of Mr. Pouzilhac's mandate. The non-compete agreement signed on the same day, for a period of 36 months, provides for the payment of a total non-compete indemnity of €3,392,000 (gross) payable on a quarterly basis. As of December 31, 2005, €565,333 had been paid pursuant to this indemnity. In accordance with the procedure for related party agreements provided for in Article L.225-38 of the French Commercial Code, the conclusion of such settlement and this commitment are noted in the special report of the Statutory Auditors and are subject to shareholder approval.

The tenth resolution pertains to the approval of the continuation of intra-group agreements signed prior to 2005 which concern services relating to coordination of the Euro RSCG Worldwide network in order to promote the Euro RSCG brand.

4. SUMMARY OF THE RESOLUTIONS

The eleventh resolution proposes the abrogation of the rule regarding the staggered renewal of one-third of the Directors and the amendment of the applicable rules in cases where Directors aged 70 and above exceed the limit of 1/3 of the composition of the Board. First, it is proposed that the age limit be raised to 80 years and second, in case of non-compliance with the rule stating that no more than one-third of Directors must be 80 years of age and older (i.e. this quota is exceeded), the eldest Director is deemed to resign automatically; the term of the Director who has thus resigned from his position will end on the scheduled expiration date of his or her term.

Terms of directors (Resolutions 12 to 14)

A proposal has been made to reduce the size of the Board of Directors and as a result not to re-elect Mr. Alain de Pouzilhac, whose term of office has expired. Mr. de Pouzilhac stated that he did not wish to be re-elected. In addition, you are requested to re-elect Mr. Richard Colker and Mr. Fernando Rodés Vilà for additional three-year terms.

Taking into account the resignations of Mr. Jacques Mayoux in January 2006, and Mr. Alain Cayzac on March 10, 2006, the number of Board members will decrease from 18 to 15.

Terms of statutory auditors (Resolutions 15 to 18)

As the mandates of the Statutory Auditors will expire at the end of this Annual Shareholders' Meeting, we are proposing that they be replaced and that the new auditors be appointed for a period of six years, i.e., upon the adjournment of the Annual Shareholders' Meeting that will be held to approve the financial statements for the year ending December 31, 2011. We propose as principal statutory auditors:

- Constantin & Associés
- Deloitte & Associés

and as alternate statutory auditors:

- Mr. Michel Bonhomme
- BEAS.

Constantin et Associés and Mr. Michel Bonhomme are members of the Constantin network.

Deloitte & Associés and BEAS are members of the Deloitte network.

Share capital increase (Resolutions 19 to 21)

The Company is requesting three authorizations to enable it to increase the share capital and issue securities:

- Authorization to issue equity shares and/or securities with preferential subscription rights;
- Authorization to increase the share capital by way of capitalizing reserves, profits or premiums from share issues, conversion, merger or capital contribution;
- Authorization to increase the number of shares to be issued in the event of a share capital increase with preferential subscription rights, within the time frames and limits set by applicable legislation, i.e within thirty days of the closing of the subscription and in an amount not to exceed 15% of the initial issue.

These authorizations will give the Group more flexibility in its choice of financing solutions to meet its requirements.

Maintaining preferential subscription rights allows the rights of the Company's current shareholders to be preserved.

The Board proposes that the maximum nominal amount of issues should be set at €43 million representing 107.5 million potential shares (i.e. 25% of the existing share capital). This limitation constitutes an overall ceiling that is also applicable to authorizations for share capital increases through capitalization of profits, reserves or premiums as well as an increase in the number of shares to be issued.

For issues of securities giving access to share capital, with preferential subscription rights, the maximum aggregate nominal amount of the debt portion to the company may not exceed €750 million.

The requested authorizations would be valid for twenty-six months.

Bonds with redeemable share subscription warrants (OBSAR) (Resolution 22)

We are proposing to the Shareholders' Meeting to give the Company a financing tool that will enable it both to optimize its debt and to align its top executives' incentives with the Group's results. For this purpose, the Company is requesting the authorization to issue bonds with redeemable share subscription warrants (OBSAR). This issue would be reserved for lending institutions which, on the date of the Shareholders' Meeting, will have granted to the Group loans or credit facilities, either directly or through a "club deal" contract, for an amount of €20 million per lending institution. As a result, this issue would cause the cancellation of the preferential subscription right.

The nominal amount of the OBSARs that may be issued pursuant to this delegation may not exceed €300 million, this amount being included in the overall ceiling of €750 million provided for in the nineteenth resolution. The nominal amount of the share capital increase that may be realized pursuant to the exercise of the share subscription warrants may not exceed €18.5 million, on the understanding that this amount will be included in the overall ceiling for share capital increases of €43 million pursuant to the nineteenth resolution.

The terms and characteristics of the OBSARs would be determined by the Board of Directors.

The share subscription warrants are detachable from the bonds upon issuance and may only be transferred to Group employees and officers designated by the Board of Directors. As a loyalty incentive, the share subscription warrants thus acquired by employees and officers would be non-transferable for a period determined by the Board of Directors.

The requested authorization would be valid for eighteen months.

Stock subscription options (Resolution 23)

The Board of Directors is proposing to complement its incentive policy for the Group's top managers and employees by granting stock options.

As a result, the Board is asking shareholders to authorize the granting of stock subscription options in favor of employees or officers of the Company or its subsidiaries, within the limit of 7% of the share capital. The requested authorization would be valid for thirty-eight months.

Company savings plan (Resolutions 24 and 25)

In the context of the legal provisions concerning employee savings, it is being proposed that the Board of Directors be authorized to increase the share capital in favor of participants in a company savings plan. The authorization would be valid for thirty-eight months.

To allow us to provide the same economic conditions to employees resident in countries where we cannot set up a company savings plan or where the tax regime is unfavorable, we are requesting that the Shareholders' Meeting authorize a share capital increase reserved for one category of beneficiaries. This authorization would be valid for eighteen months.

The requested authorization is limited to a maximum overall ceiling of 3% of the share capital, with cancellation of preferential subscription rights.

Resolutions 26 to 32 propose statutory amendments that are primarily aimed at amending the bylaws to comply with legal and regulatory provisions currently in effect.

We therefore propose the amendment of:

- Article 11 of the bylaws to reflect the modified timeframe for reporting the crossing of legal share ownership thresholds (period shortened from 15 days to 5 days);
- Article 19 of the bylaws to enable the appointment of several vice-chairmen to the Board while the number is limited to two in the current form of the bylaws;
- Article 21 of the bylaws to reflect legal changes in the scope of application of related party agreements that were extended to include benefits granted to the Chairman, Chief Executive Officer or Executive Vice President in the event of a change or termination of their functions;
- Articles 22, 26 and 27 of the bylaws to bring them in line with legal and regulatory provisions, most notably following the reduction of the quorums required at Ordinary and Extraordinary Shareholders' Meetings;
- Article 28 of the bylaws to reflect the cancellation of the authority of the Ordinary Shareholders' Meeting regarding the issue of "dry" debt securities in favor of the Board of Directors.

Resolution 33 gives powers for executing all the formalities required by law.

5. SPECIAL REPORT OF THE STATUTORY AUDITORS' ON RELATED PARTY AGREEMENTS

Fiscal year ended December 31, 2005

Dear Shareholders:

In our capacity as statutory auditors of your Company, we hereby present to you our report on the related party agreements.

Pursuant to Article L. 225-40 of the French Commercial Code *(Code de commerce)*, we have been notified of the agreements that were subject to the prior authorization of your Board of Directors.

It is not our role to determine whether or not other agreements exist, but to communicate to you, based on the information that has been provided to us, the essential characteristics, terms and conditions of those agreements of which we have been notified, without having to issue an opinion on their usefulness and substance.

It is your role, pursuant to the terms of Article 92 of the Decree of March 23, 1967, to assess the interest connected with entering into these agreements in view of their approval.

We conducted our work according to the professional standards applicable in France. Such standards require that we plan and perform our work to obtain reasonable assurance that the information that has been provided to us is consistent with the source documents from which such information originated.

1. Agreements entered into during the fiscal year

1.1. 2005 compensation packages of salaried positions of the company's officers

On April 7, 2005, your Board of Directors approved the proposal of the Compensation and Selection Committee relating to the 2005 managers' compensation packages, and in particular, the salaried positions of Messrs. Alain CAYZAC, Jacques HÉRAIL and Jacques SÉGUÉLA, also officers of the company.

These packages did not call for any increase in fixed compensation, which was €450,000 in 2004 for Alain CAYZAC, €700,000 for Jacques HÉRAIL, and €450,000 for Jacques SÉGUÉLA, and subjected the bonuses to criteria related to EBIT, organic growth, and cash flow. On May 4, 2006, your Board of Directors of set the amount of the 2005 bonus for Jacques Séguéla at €900,000.

The following gross compensation amounts for 2005 are therefore as follows:

Individuals concerned	Fixed compensation	Variable compensation	Other compensation
Mr. Alain CAYZAC	€446,951	€0	€41,894
Mr. Jacques HÉRAIL	€678,553	€0	€39,818
Mr. Jacques SÉGUÉLA	€450,000	€900,000	€4,937

1.2. Execution of a settlement agreement with Mr. Alain de POUZILHAC

On June 21, 2005, your Board of Directors approved the execution of a settlement agreement with Alain de POUZILHAC.

This settlement sets out that Mr. Alain de POUZILHAC will receive a gross settlement payment of 3,000,000 euros, may exercise his stock options early, and may sell them immediately.

Your Board of Directors approved the drafting of a corresponding memorandum of agreement on June 28, 2005. It also stipulates that HAVAS stands as surety for the June 28, 2006 payment by its subsidiary, Euro RSGC New York, Inc., of compensation for breach of his employment contract, or USD 1,800,000.

1.3. Execution of a non-compete agreement with Mr. Alain de POUZILHAC

On June 21, 2005, your Board of Directors approved the execution of a non-compete agreement with Alain de POUZILHAC.

Pursuant to this agreement, Mr. Alain de POUZILHAC may not prospect customers or compete for HAVAS Group accounts in a European Union member country for a period of 36 months.

Pursuant to such agreement, Mr. Alain de POUZILHAC must receive gross compensation of 3,392,000 euros, payable quarterly during the 36-month period.

Your Board of Directors approved the drafting of a corresponding memorandum of agreement on June 28, 2005.

1.4. Furthermore, on March 2, 2005, your Board of Directors approved the execution of a services agreement with Jacques Séguéla meant to take effect in the event Mr. Séguéla retires. *This agreement, which never came into effect, was cancelled* by amendment dated May 4, 2006.

2. Agreements entered into during prior fiscal years and which performance has continued

Furthermore, pursuant to the Decree of March 23, 1967, we have been informed that the performance of the following agreements, approved during prior fiscal years, continued during the last fiscal year.

2.1 Provisions of services to develop, spearhead and promote the EURO RSCG network in view of enhancing the value of the EURO RSCG brand

- Services provided by EURO RSCG S.A.

  Amount invoiced for fiscal year 2005:
  €5,460,000

  Company officers concerned:
  Alain Cayzac
  Jacques Hérail
  Alain de Pouzilhac
  Jacques Séguéla

- Services supplied by EURO RSCG WORLDWIDE, Inc.

  Amount invoiced for fiscal year 2005:
  €1,258,785.45

  Company officers concerned:
  Jacques Hérail

Signed in Paris on May 5, 2006

FIDINTER	F.N.E.C.
Jean-Yves LÉPINAY	François BOUCHON

Statutory Auditors
Members of the PARIS Regional Association (Compagnie Régionale de Paris)

6. AUTHORIZATIONS REGARDING SHARE CAPITAL INCREASES

Authorizations for security issues at December 31, 2005

Nature of Authorizations			Authorized Amount			Amount Used			Available Amount		
	Date of AGM	Term of Authoriz-ation	Capital in €	Capital in number of shares	Debt securities in €	Capital in €	Capital in number of shares	Debt securities in €	Capital in €	Capital in number of shares	Debt securities in €
Capital increase with PSR*	May 26, 2004	26 months	24,000,000	60,000,000	1,000,000,000	0	0	0	10,994, 638.40*	27,486,596	1,000,000,000
Capital increase* with PSR[2]	May 26, 2004	26 months	60,000,000	150,000,000	1,000,000,000	49,005,361.60	122,513,404	0	10,994,638.40*	27,486,596	1,000,000,000
Capital increase: capitalization of reserves, premium, profits or other*	May 26, 2004	26 months	60,000,000	150,00,000		0	0	0	10,994,638.40*	27,486,596	
Ceiling for capital increase (with or without PSR)[1]			**60,000,000**	**150,000,000**	**1,000,000,000**	**49,005,361,60**	**122,513,404**	**0**	**10,994,638.40***	**27,486,596**	**1,000,000,000**
Bonds and equivalent securities	May 23, 2002	5 years			1,000,000,000						1,000 000, 000

*Single ceiling.

(1) These authorizations would become obsolete if the Shareholders' Meeting of June 12, 2006 adopts the new proposed financial authorizations.

(2) PSR = preferential subscription rights.

PAGE 133 OF 187

Press release issued by the Company on May 11th 2006 related to the 2006 first quarter revenue

First quarter 2006 revenue of €339 million, compared with €330 million in Q1 2005

Net new business : €620 million, versus €39 million in Q1 2005

Havas announces first quarter 2006 revenue of €339 million, up 2.6% on Q1 2005.

At constant exchange rates, revenue growth would have been –2.1%. By comparison with the first quarter of 2005, the currencies with the most significant impact on performance were the US dollar and the Canadian dollar.

On a like for like basis, organic growth was –2.4%.

1. General comment

The first quarter of 2006 is still suffering from last year's losses.

2. Detailed comments by region

The figures between brackets indicate the region's Q1 revenue in millions of euro.

France (70, versus 70 in Q1 2005)

France's revenue is stable. Special mention should be made of the good growth in the traditional advertising and Corporate/Finance businesses.

Continental Europe (65, versus 60 in Q1 2005)

Europe has continued the growth trend of year-end 2005, largely due to Spain and Italy.

Great Britain (40, versus 41 in Q1 2005)

In the UK, marketing services, unlike traditional advertising, have seen their revenue grow.

North America (138, versus 136 in Q1 2005)

Q1 2006 is the first quarter not to include the Volkswagen advertising account. It therefore has the drawback of being compared with a strong previous period (which included the Intel and Volkswagen revenues) and was adversely affected by the downturn in the Healthcare communications sector. Conversely, it was positively impacted by the stronger dollar.

Asia Pacific (13, versus 14 in Q1 2005)

The region has not yet fully offset the loss of major accounts in 2005.

Latin America (13, versus 9 in Q1 2005)

Though Mexico continues to be the driving force in Latin America, other countries such as Argentina, Columbia and Chile also performed well.

3. New Business and creative quality

Net new business stands at €620 million for the first quarter of 2006.

The main accounts won in Q1 2006 are as follows:

Traditional advertising: Disneyland Resort Paris (France, Spain, Great Britain, Belgium, Germany, Italy, the Netherlands and Scandinavia); Veolia (France); INNEOV (France and Belgium); LG Electronics (Russia); the Austrian Post (Austria); IKEA (Czech Republic) ; Thomapyrin de Boehringer Ingelheim (Germany); ExxonMobil, Lee Jeans, USA Today, Culligan Water, Assurant Health, Barilla, Cabot Wood Stain, and Bombay (USA) ; Tourism Western Australia (Australia)

Media: Goodyear Dunlop (France, Spain, Italy, Portugal, Greece, Belgium, the Netherlands and Luxemburg); Masterfoods, France's "Provence-Alpes-Côte d'Azur" region, Sarbec, and the Accor group's "Formule 1" hotels (France); Eidos (Great Britain, France and Germany); De Agostini (Great Britain); Agencia Tributaria, Guia Campsa and Fnac (Spain); Dialog (Poland); La Costeña and Sanborns (Mexico); ExxonMobil (USA); the Ministry of Health and Ministry of Citizenship and Immigration (Canada)

Marketing services: Seb (Spain), Sheraton Hotel (Mexico)

Corporate communications: Orange (BtoB) worldwide

Accounts lost included the Orange BtoC advertising account for France Telecom in France.

The following awards were received for creativity during the first quarter:

The New York Festival in January 2006 awarded prizes for the following television commercials: "Fatboys", "Gumball" and "Our Own Experts", films for American Legacy, as well as "Hair" and "Teachers" for Peugeot, and "Lullaby" for Citroën.

The Mobius Awards in February acknowledged the creative work of a number of Havas agencies (Arnold Boston, Euro RSCG London, Euro RSCG Taipei, Euro RSCG Sydney and BETC Euro RSCG) who together received 25 awards.

At the John Caples International Awards, Havas agencies EHS Brann, Euro RSCG 4D in New York and Paris received awards for their creativity in interactive advertising and direct marketing.

The recent Grand Prix de l'APPM *(Association pour la Promotion de la Presse Magazine)* granted its long-term achievements award to BETC Euro RSCG for its Air France advertisements since 1999, as well as its Media and Communications category prize for the 13° Rue press campaign.

The CyberWon Report, the interactive world's version of the Gunn Report, ranked the Euro RSCG network 4th worldwide.

For the very first time, a French interactive production company, Streampower/MPG, received the prestigious Emmy award for "Best interactive TV program of the year" for its co-production of "CULT" alongside PPROD for TV channel France 5.

4. Outlook

Havas is clearly moving in the right direction and the high level of net new business in the first quarter of 2006 enables it to envisage positive growth in the second half-year.

APPENDIX 1: Organic Growth in Q1 2006

	Revenue in Q1 2006 (€ millions)	Organic growth Q1 2006 vs Q1 2005
France	70	-1.4%
Europe (excl. France and GB)	65	+5.8%
Great Britain	40	-2.6%
North America	138	-6.7%
Asia Pacific	13	-9.5%
Latin America	13	+19.1%
TOTAL	**339**	**-2.4%**

APPENDIX 2: Calclation of organic growth

1. Q1 2005 Revenue	330
2. Exchange rate impact	+16
3. Q1 2005 revenue at Q1 2006 exchange rates	346
4. Changes in scope of consolidation: acquisitions, disposals, closures and others	+1
5. Q1 2005 Revenue at Q1 2006 exchange rates and scope of consolidation	347
6. Q1 2006 Revenue	339
7. Organic growth	-2,4%

PAGE 135 OF ~~188~~ 187

HAVAS

Incorporated in France with limited liability and issue capital of € 171,679,760.80
2, allée de Longchamp - 92150 Suresnes
Registered in Nanterre - France RCS 335 480 265

"This document is a translation for information purposes only of the French language annual report and is provided solely for the convenience of English-speaking readers. While every effort has been made to ensure the accuracy of this translation, discrepancies may exist between this translation and the original French document. In the event of any discrepancy or conflict between the contents of this translation and the original French document, the contents of the original French document shall prevail."

AMF

This annual report *[document de référence]* was filed with the *Autorité des Marchés Financiers* on May 24, 2006 in accordance with article 212-13 of the General Regulations of the *Autorité des Marchés Financiers*. It may be used in connection with a financial transaction if completed by a transaction document (note d'opération) approved by the *Autorité des Marchés Financiers*.

Design and layout : W PRINTEL.

2, allée de Longchamp - 92150 Suresnes
Tel. : +33 (0)1 58 47 90 00 - Fax : +33 (0)1 58 47 99 99 - www.havas.com

HAVAS

PAGE 136 OF

PEOPLE INSIDE
2005 HAVAS activity report



HAVAS

PAGE 137 OF 187



[redacted]

"Shoot for the moon. Even if you miss, you'll land among the stars."

Bill Gates

No other profession has undergone so many renaissances as advertising. It exists in a state of perpetual flux, jolted from pillar to post by our constantly changing society – a society always under construction, always in the throes of the next technological revolution, always tripping over yesterday's conventions, always in pursuit of new frontiers – always.
Profoundly shaken by the relentless march towards a digital world, advertising is once again rethinking its business model. How lucky we are the future belongs to us.
Our mission is, and has always been, to build brands that endure over time (sustainable) and space (transnational); but space has now taken on new meaning. We are migrating from a TV/Print mono-media culture towards an n-dimensional culture of all media all the time, where sound married to image is a ubiquitous characteristic of every contact, and messages are designed to pursue out consumers at any moment of the day – out with saturation advertising during prime time, in with strategies that are more and more transversal (TV + radio + print + Web + cell phone, etc.) – carried forward by ever more amorphous creations (ads, promotions, direct marketing, PR, lobbying, the list goes on).

Executive Management

THE TWO DEVILS

1) DVD On Demand

People choose the "what" as their choice becomes broader, far beyond TV programs, in particular with home video, gaming, podcasting, and now VOD (Video On Demand). They choose the "how" since content can flow anywhere, be it a TV set, a computer, a cell phone, and very soon – who knows? – data transmitted direct to the brain. They choose the "when" of their media consumption with all the disruptive technologies that allow them to individualize consumption of programs, such as personal video recorders, but also podcasting, which is potentially a new way to consume radio. People nowadays spend more time on non-advertising based media, like home video, videogames, and the Internet.

2) TiVo

What's more, personal video recorders allow people to pull the ads they like, instead of seeing the ones that are pushed by advertisers, which people can now avoid thanks to TiVo – they can choose to watch an ad just like they can choose to watch a show. So our product is in danger.

The quest for coherence

That said, everyone now talks about coherence. As messages are repeated ad nauseam, their impact diminishes. Consequently, the focus shifts to coherence, without which any campaign risks drowning in the cacophony of modern communications. The search for a cohesive voice calls for synergy among media planners, communications and marketing services. Grouped into a "Thinking Hub," their intervention begins at the brief and continues throughout our campaigns until they end. This kind of fusion, coming from single-minded thinking, will herald a new breed of efficiency. Nevertheless, the remaking of our structures is doomed to irrelevance unless it is accompanied by a revolution in creation and media.

The creative revolution

Creatives of the 20th century focused on a unique selling proposition: an idea was illustrated by a TV commercial, a print ad, a billboard...and summed up by a slogan. However, things stopped there, and there was rarely any cascade effect.
Ideas now have to be n-dimensional, capable of creating a story as they journey from media to media – an idea that snowballs. Here is an example in practice: the Evian campaign. Four years ago, for "the water of eternal youth," BETC Euro RSCG launched a 30-second TV commercial that featured an aquatic mini-ballet with baby swimmers performing in the style of Esther Williams. That was a superb film, although totally devoid of any potential for sequels. Creative teams therefore had to begin looking in new directions and came up with a new TV commercial that was simply magic, "We will rock you," which


Rémi Babinet
Vincent Bolloré
Mercedes Erra
Ed Eskandarian

PAGE 140 OF ~~188~~ 187

depicted adults of all ages (the first film was of elderly people) singing with children's voices. In two week's time, the new recording of Queen's rock classic became an instant hit among the bubblegum generation. Their parents were swept up by the trend, and Evian sales advanced 2 percentage points. Riding the wave, BETC Euro RSCG released a CD, which went gold. The Agency next followed up with a video clip, the first to come out of an ad, and music TV stations rushed to put it on air. Just as a flood begins with a single drop of rain, this campaign perfectly shows the snowballing effect of today's successful communications and media strategies. No pack shots, no slogans, no logos, just the Evian youthful spirit in each image. Twelve months later, the campaign won a Cannes Gold Lion and achieved the status of the 6th most awarded commercial in the world that year.

We could have gone further, perhaps launching a comic book. Based on this work, we could have pitched Disney to make a movie, with Danone in the role of co-producer…a 30-second TV commercial ending up as a feature-length film. That is the epitome of a cascading idea, one that invents its own story, an idea that holds the future of advertising.

In the same spirit, look at the Nokia game, which each year makes the multimedia rounds inviting several million aficionados to participate in electronic treasure hunts, or Volvo, which seduces us into becoming a 21st-century Sherlock Holmes in order to solve devilishly complicated mysteries. They both start as one-off TV commercials, which tell how on the same day in a small village in Sweden, thirty-three inhabitants all bought the brand's latest model. And so the race is on (TV, Web, press, radio and cell phone creating a drama around the village inhabitants), a "reality TV series," written, acted out and produced by consumers themselves – a success without borders.

The media revolution

Our past media plans were like pump shotguns: TV (bang!), billboard advertising (bang!), print+radio (bang! bang!). But there were never more than four cartridges in the gun. Nowadays, media plans are like cyclotrons – a creative idea becomes a particle undergoing acceleration, gaining in energy each time its passes through the magnetic field of a new branch in our profession. It is like a chain reaction where the kick from each new center of communications skill generates a surplus of efficiency. Example: PR launches a new idea, which is picked up in a TV commercial, accelerating the idea, which then spins off onto the Web, enriching and redirecting it into a promotion in order to stimulate sales; and then it is used in an event, where it is updated and sent on for a direct- mail package, giving it a personal touch. Because the idea goes round and round, it transforms into a story, which enables it to contribute to cascading sales. We call this a "Creative Business Idea®."

That's how we get from Planet Monomedia to the multimedia galaxy. That's also why we are looking for ideas that are not simply concepts, but messages, adapted to the needs of a multi-profession approach. In the 21st century, the rub is not to just create a part, but to find the whole. Now is the time for vigorous action, to put media at the heart of communications agencies. How else are we to discover synergies of resources that make a difference? It is this kind of joined-up thinking that drives forward our strategy, "media inside."

The production revolution

The diminishing effectiveness of television advertising is a worldwide phenomenon: in France, hardly 50 percent of viewers still watch TV commercials, but only 15 percent of American audiences can be said to do the same. It is urgent to build new bridges, for consumers, to what has become the biggest dream factory in the world: television. Entertainment is set to become the most universal of human values. Either we will find a way to be part of it, or we will perish.

At the same time as brands are tending increasingly towards relational marketing, they must also buck the trend and dare to produce or co-produce games, fictional literature, TV series, even movies. This is the advent of a third revolution in our business: advertainment, the blending of advertising and entertainment. It is now up to advertising gurus to play a leading role in the emerging leisure society of tomorrow. Nothing could be more natural; advertising already pays for much of television today, why shouldn't it be a full-fledged co-producer tomorrow? Did you know what program has been enjoying the largest television audiences in the US these last few months?

A miniseries with episodes lasting just 4 minutes, broadcast nightly during prime time. Written, produced and acted out by the same people who did "24" (the successful television series), it stars the new 4wd from Ford. Record numbers of American viewers tuned in to watch the adventures of the new Ford, but when classic commercials came on the air, they zapped. Go figure. Good-bye.

THE REAL FIGHT

Confronted by this new consumer power, the first reaction of our profession has been to enlarge the spaces in which to express its messages: online banners, posters in videogames, VOD sponsorship, product placement; these are basically new ways of doing the same thing, that is, interrupting consumer programs with advertising. Pushing brands on new media is certainly a part of our future, but not all of it.

This evolution is in fact the deregulation of advertising, or the breaking down of the frontiers that have traditionally protected advertising. Ads will merge into the content landscape to become a form of entertainment and information just like any other.

So, our business is changing. Our role is no longer simply to insert messages in media. It is to create audience.

SMALL, SHORT, FAST FORMAT

We are the best in the world at getting across a message in a short amount of time. This is what we do, all day long. Short formats are the future, for two reasons:

1 because small screens (iPod, Palm, cell phone) need shorter content to satisfy increasingly mobile consumers,

2 because attention is scarce, and people will seek rapid ways to get what they want, be it information, promotion or entertainment.

The 30-second ad isn't dead. But the 30-second window for capturing audience attention is narrowing. This means that our expertise in short formats will allow us to go beyond classic advertising, to become skilled in short programs.

Maybe it's not advertising anymore, but maybe that's exactly what makes this business so exciting.


Stéphane Fouks
David Jones
Hervé Philippe
Fernando Rodés Vilà
Jacques Séguéla

2005 has been our most creative year ever!

	WORLDWIDE REVENUES 2004*, BILLION USD	TOTAL LIONS 2005	LIONS PER BILLION USD
OMNICOM	9.7	124	12.7
PUBLICIS	4.8	59	12.3
HAVAS	1.9	18	8.9
WPP	9.4	50	5.3
INTERPUBLIC	6.2	28	4.5
DENTSU	2.8	6	2.1

* Source: AdAge / May 2, 2005

Havas is the 3rd leading group, ranked by "Lions to revenue."

We tripled our Lions in 3 years, thanks to Arnold in 2003, and Euro RSCG in 2004 and 2005.

ALL LIONS

	2002	2003	2004	2005
ARNOLD	3	9	4	3
EURO RSCG	3	7	13	15
HAVAS	6	16	17	18



	CYBER LIONS 2004	CYBER LIONS 2005
DDB	5	10 GP incl.
Euro RSCG	3	10
Crispin Porter Bogusky	3	5 GP incl.
Goodby Silverstein	3	4
BBDO	1	3
Saatchi & Saatchi	-	3
R/GA	6	3
Ogilvy	5	3
Dentsu	6	3
Nordpol (Germany)	1	3

But our proudest moment came with 10 Cyber Lions for Euro RSCG, which tied DDB in number, and makes it world runner-up for first place in results.

GUNN Report

THE MOST AWARDED COMMERCIALS WORLDWIDE IN 2005

01 — HONDA DIESEL "Grrr"	Wieden & Kennedy (London)	35
02 — ADIDAS "Laila"	180 Amsterdam (180/TBWA)	19
03 — CANADIAN SHORT FILM FESTIVAL campaign	Taxi (Toronto)	15
04 — PEUGEOT 407 "Toys"	BETC EURO RSCG (Paris)	14
LYNX 24-7 "Getting Dressed"	Bartle Bogle Hegarty (London)	14
06 — VOLKSWAGEN GOLF DSG "Kids on Steps"	DDB Germany	13
07 — NSPCC "Ventriloquist"	Saatchi & Saatchi (London)	13
08 — ORANGE "Verne Troyer" / "Patrick Swayze" / "Sean Astin"	Mother (London)	13
09 — STELLA ARTOIS "Pilot"	Lowe (London)	13
10 — CITROEN C4 "Carbot"	EURO RSCG (London)	12

Euro RSCG is the only ad agency network to have 2 films in the Top 10 Worldwide.

TOP 10 AGENCIES IN THE US 1999-2005

"WINNERS" BY POINTS

01 — WIEDEN & KENNEDY (Portland, NY)	190	07 — DDB (USA)	91
02 — CRISPIN PORTER & BOGUSKY (Miami)	149	08 — GOODBY SILVERSTEIN & PTNRS (San Francisco)	91
03 — ARNOLD WW (Boston)	136	09 — BBDO (NY)	70
04 — FALLON (Minneapolis and NY)	127	10 — LEO BURNETT (Chicago)	61
05 — TBWA/CHIAT/DAY (USA)	123		
06 — CLIFF FREEMAN & PARTNERS (NY)	104		

Arnold, for its part, ranks as the 3rd best agency in the United States

We have, for the first time, 4 agencies in the Top 50: Euro RSCG Flagship (13th), BETC Euro RSCG (15th), Euro RSCG London (40th), Arnold Boston (40th)

Arnold Boston is one of only 9 agencies constantly cited by the Gunn Report since its inception, a salute to its creative continuity.

TOP 50 WORLDWIDE - ALL SEVEN YEARS IN A ROW

AlmapBBDO (Sao Paulo)	DDB (London)
AMB.BBDO (London)	DENTSU (Tokyo and Osaka)
ARNOLD WORLDWIDE (Boston)	FALLON (Minneapolis and NY)
BARTLE BOGLE HEGARTY (London)	LOWE (London)
DDB (Madrid and Barcelona)	



Finally, according to weighted rankings, the Havas Group is 3rd, ahead of Interpublic, WPP and Dentsu.

AGENCY ORGANIZATIONS 2005

	2004 WORLDWIDE REVENUES IN USD BILLIONS	POINTS PER USD BILLION	RANK PER USD BILLION
01 — PUBLICIS	4.78	54.1	1
02 — OMNICOM	9.75	47.2	2
03 — HAVAS	1.87	36.9	3
04 — INTERPUBLIC	6.20	20.6	4
05 — WPP	9.37	18.2	5
06 — DENTSU	2.85	11.2	6



Housewife
FOR 11 NEWS 1 CHANNEL

- 13th MOST AWARDED CAMPAIGN IN 2005 (SOURCE: GUNN REPORT)
- A.W.A.R.D FESTIVAL: GOLD + SILVER
- ADFEST: 2 SILVER + 3 BRONZE
- ADMAN: 2 GOLD + 2 SILVER + 4 BRONZE
- ASIAN AD AWARDS: 2 BEST OF BEST + 2 GOLD + 5 SILVER
- CAMPAIGN MAGAZINE: BEST INTERNATIONAL PRESS AD OF THE YEAR
- CANNES LIONS: 1 SILVER
- CRESTA: 2 X WINNER
- EURO RSCG FLAGSHIP, THAILAND

Hide & Seek (The garden)
FOR PETIT BATEAU

- CANNES LIONS: GOLD (PRESS / CLOTHING)
- LE CLUB DES DA: 2nd PRIZE (PRESS)
- BETC EURO RSCG, FRANCE





Carbot
FOR CITROËN C4

- 10th MOST AWARDED COMMERCIAL IN 2005 (SOURCE: GUNN REPORT)
- ANDYS: BRONZE (TV / SPECIAL EFFECTS)
- BRITISH TV AWARDS: BRONZE
- BTAA CRAFT AWARDS: WINNER
- CANNES LIONS: BRONZE (FILM / AUTOMOTIVE)
- CLIO: 2 GOLD
- CREATIVE CIRCLE: GOLD + SILVER
- CRESTA: WINNER
- D&AD: SILVER (YELLOW PENCIL)
- EUROBEST: SILVER (TV / AUTOMOTIVE)
- LOERIES: GOLD
- NEW YORK ADC: SILVER
- EURO RSCG LONDON, UK

Disguise
FOR RECKITT BENCKISER / RODASOL

- CANNES LIONS: BRONZE CYBER LION (INTERACTIVE CAMPAIGNS)
- PRÊMIO COLUNISTAS: GOLD (INTERACTIVE ADVERTISING)
- ABOUT AWARDS: SILVER (INTERACTIVE ADVERTISING / CONSUMER PRODUCTS)
- EURO RSCG 4D SAO PAULO, BRAZIL





In the year 2504 B.E.



Parking
FOR PEUGEOT 206

- CAMPAÑA DE ORO PRESS AD: GOLD
- VICEVERSA EURO RSCG, URUGUAY

Headman Villager Lee
FOR KRUNGTHAI BANK

- CANNES LIONS: SILVER
- EURO RSCG FLAGSHIP, THAILAND

Life on Board
FOR VOLVO CARS

- CANNES LIONS: TITANIUM LION (50 MILLION USD AND ABOVE)
- CANNES LIONS: GOLD CYBER LION (INTERACTIVE CAMPAIGNS) + SILVER CYBER LION (AUTOMOTIVE)
- EUROBEST: BRONZE (INTERACTIVE ADVERTISING / CONSUMER PRODUCTS)
- NEW YORK FESTIVALS: GOLD WORLD MEDAL (INTERACTIVE MEDIA)
- FUEL EUROPE / EURO RSCG 4D AMSTERDAM, NETHERLANDS



Wi-Fi
DUMMIES

Wi-Fi for Dummies
FOR INTEL CENTRINO

- CAMPAIGN MEDIA AWARDS: GOLD / MEDIA CAMPAIGN OF THE YEAR
- CAMPAIGN MEDIA AWARDS: SILVER (IT AND CONSUMER DURABLES)
- MEDIA WEEK AWARDS: BRONZE (SMALL BUDGETS)
- MEDIA PLANNING NETWORK, PART OF MPG, UK





CREATIVE REVIEW



Fingers
FOR BELDA JEWELRY

— GOLDEN HAMMER: SILVER (PRESS)
— EURO RSCG PRAGUE, CZECH REPUBLIC

Carnival
FOR MAHOU / SAN MIGUEL BEER

— CANNES LIONS: SILVER (FILM / ALCOHOLIC DRINKS)
— EL OJO DE IBEROAMERICA: GOLD
— EL SOL: GOLD
— ARNOLD SPAIN, SPAIN







Diesel Dream
FOR DIESEL

— CAMPAIGN DIGITAL AWARDS: WINNER (INTERACTIVE ADVERTISING)
— EHS BRAIN, UK







Columns
FOR PEUGEOT 607

— EPICA: BRONZE (PRINT / AUTOMOTIVE)
— [illegible] FRANCE

Major (Ski jump)
FOR AIR FRANCE

- APPM: 1st PRIZE
- EPICA: SILVER
- BETC EURO RSCG, FRANCE



Salt & Pepper
FOR LU (TUC)

- EPICA: WINNER (PRINT / CONFECTIONERY & SNACKS)
- EURO RSCG AMSTERDAM, NETHERLANDS





NEW: TUC SALT & PEPPER

Fair Enough
(Fat Boys)
FOR THE AMERICAN LEGACY FOUNDATION

- CANNES LIONS: BRONZE (FILM / PUBLIC AWARENESS MESSAGES)
- ARNOLD BOSTON, USA







"Fair Enough".com

Sens 1 (Yellow tarp)
FOR SNCF TRANSILIEN

- GRAND PRIX DE L'AFFICHAGE: GRAND PRIX + WINNER (OUTDOOR)
- MERIBEL ADVERTISING FESTIVAL: CRISTAL (OUTDOOR)
- EPICA: BRONZE FINALIST (CONSUMER SERVICES / TRANSPORT & TOURISM)
- DEVARRIEUXVILLARET, FRANCE







Star Wars
FOR LU / MIKADO

- NEW YORK ADC: SILVER (TV / FOOD & DRINKS)
- EUROBEST: SILVER (TV / CONFECTIONERY)
- GOLDEN AWARD OF MONTREUX: GOLD MEDAL
- BETC EURO RSCG, FRANCE











Toys
FOR PEUGEOT 407

- 4th MOST AWARDED COMMERCIAL IN 2005 (SOURCE: GUNN REPORT)
- CANNES LIONS: GOLD
- LONDON INTERNATIONAL ADVERTISING AWARDS (LIAA): 1st PRIZE
- EUROBEST, BRONZE
- GOLDEN DRUM AWARDS: 1st PRIZE
- ANDYS AWARDS: SILVER + BRONZE
- ANDYS AWARDS: BRONZE (TV / DIRECTING)
- CRESTA: 1st PRIZE
- EURO EFFIE: 2 SILVER
- GOLDEN AWARD OF MONTREUX: GOLD MEDAL
- GOLDEN AWARD OF MONTREUX: GOLD WATCH (BEST ADVERTISING CAMPAIGN)
- NEW YORK FESTIVALS: GOLD + SILVER WORLD MEDALS (TV, CINEMA & RADIO)
- NEW YORK ADC: MERIT AWARD
- CLIO: 2 SILVER
- LE CLUB DES DA: 1 OF 2 1st PRIZE WINNERS
- MOBIUS AWARD: 1st PRIZE
- LOERIES: 2 SILVER
- BETC EURO RSCG, FRANCE



TBC
FOR SOUTHERN COMFORT

- MEDIAWEEK MAGAZINE: MEDIA PLAN OF THE YEAR (BEST USE OF THE WEB)
- MEDIA CONTACTS, PART OF MPG, USA


THEIR ROOTS

Cruise Planner Experience
FOR ROYAL CARIBBEAN

- WEB AWARDS: WINNER (OUTSTANDING WEBSITE)
- HORIZON INTERACTIVE AWARDS: BEST CAMPAIGN (BANNERS & E-MAIL)
- ARNOLD BOSTON, USA


EXPLORE
FREEDOM
FREEDOM SEAS

PAGE 149 OF 188 187



Truth (Eyes)
FOR THE AMERICAN LEGACY FOUNDATION

- THE ONE SHOW: BRONZE (INTEGRATED CAMPAIGNS)
- ARNOLD BOSTON, USA



charles SCHWAB
CHUCK SCHWAB

"On the side of the investor"
FOR CHARLES SCHWAB

- WEBAWARDS: WINNER (STANDARD OF EXCELLENCE)
- EURO RSCG 4D, USA



Connect Truth
(PRO BONO)
FOR THE AMERICAN LEGACY FOUNDATION

- NEW YORK ADC: SILVER (HYBRID / MULTICHANNEL CAMPAIGNS)
- ARNOLD BOSTON, USA



Diversity
FOR EDF

- AD-AWARDS: PUBLIC'S CHOICE (TV COMMERCIAL)
- EPICA: BRONZE FINALIST (TV) (CONSUMER SERVICES / PUBLIC INTEREST / TV)
- MERIBEL ADVERTISING FESTIVAL: CRISTAL (TV / PUBLIC INTEREST)
- PRIX DE LA CAMPAGNE CITOYENNE: WINNER (PUBLIC OR PRIVATE SECTOR CAMPAIGNS)
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INTERVIEW WITH VINCENT BOLLORÉ
(HAVAS CHAIRMAN OF THE BOARD OF DIRECTORS)

"Havas harbors real potential that the markets still have to discover, but that its clients clearly appreciate."



March 22, 2006 – In a few days, Vincent Bolloré turns 54. Looking back, it was in 1981 that he took over his family's paper mill, founded in 1822. When he took in charge, the company was turning over 30 million euro in annual sales. Over the next 25 years, he transformed the business into a diversified, worldwide group, worth 6 billion euro in revenues. Proud to be the heir of an industrial and financial dynasty that has lasted six generations, Bolloré bears little resemblance to a rich man perpetuating a family name. Quick to smile, with a piercing gaze, he has the reputation of a loner. Charismatic, mercurial, ready to act, even brutal on occasion. Little given to parlor games and empty hype, and loyal to those he has conquered. For a long time, his group focused on paper and maritime shipping. Now it is in banking (Mediobanca), industry (Vallourec), and increasingly, media and communications (Havas, Aegis, Gaumont, Euro Média-SFP, and the French channel, Direct 8). In the summer of 2005, Bolloré became the main shareholder and chairman of Havas. Today, he speaks about his vision of the Group and its sector. Excerpts:



Christine Ockrent, journalist and author

Christine Ockrent :
Over the course of your career, you have been called a Catholic Breton businessman, and then a Breton buccaneer, even the Little Prince of cash flow, a raider and now, an advertising mogul… Which epithet do you prefer?

Vincent Bolloré :
Breton is surely my favorite – I love Brittany. It was there that this remarkable industrial adventure began in 1822. There are other French enterprises that are over 184 years old, but there are not many that are still in the hands of the same family. I also think of myself as an industrialist, because we have a large number of factories and we're building more in France at a time when that's not really the done thing. In advertising, I'm called things that are a lot worse than mogul (but you have to speak French to understand!). As for the rest, it doesn't bother me. A group that is in business for the long haul has to be a little bit of a buccaneer or a raider, when necessary.

C. O.
When you pounced on advertising, what surprised you the most?

V. B.
Well, we didn't actually pounce…we announced some five years ago that media and communications were going to become a major axis of diversification for our group. We chose Havas, because it was the company with the most talent and the least visibility. We could have put a half billion euro into Publicis or some foreign group. However, we preferred a major French corporation with a strong position abroad, although out of favor in the capital markets, because, in my opinion, its strategy was misdirected. The fact that some saw our move as hostile really wasn't a problem for us. That said, was I surprised by what I discovered here? Frankly, no; I expected a world-class company, and that's what I have found. I knew that there would be a lot of talent, and that's what there is. Many of these people are hard-headed, the way I like them, and at the same time creative, emotional, but also the chief of their tribe, and good managers to boot, when leading their respective agencies. Havas harbors real potential that the markets still have to discover, but that its clients clearly appreciate.

"We chose Havas, because it was the company with the most talent and the least visibility.

Following my tumultuous arrival on the board, no key operational manager has resigned to date. People are really attached to the company.

We have all realized that the advertising world is in the throes of change: creativity, media buying, marketing service, and the emergence of numerous new media channels. With so much going on, our size gives us a nimbleness that should enable the group to rise to the top of the heap."

C. O.
Personally, and in relation to businesses that you are more familiar with, doesn't it take a lot more energy to manage advertising executives who sometimes have inflated egos and are often rivals with each other?

V. B.
Although my friends at Havas may not want to hear this (because we all like to think that we are unique in this world), I don't think that egos are any more inflated in advertising than in the other companies with which I have worked. On the contrary, I consider that at Havas there is a strong loyalty to the group, a fundamental shared understanding. You should note, by the way, that following my tumultuous arrival on the board, no key operational manager has resigned to date. People are really attached to the company.

C. O.
The fiscal year 2005 was rocky and disappointing, with the Havas share price flat. What's more, the Paris Bourse has been dubious about your involvement and seems uncertain of the group's perspectives over the mid-term future. Your comments?

V. B.
For five years, the group's shares have been slipping on the Bourse. That kind of trend doesn't reverse overnight. I have never claimed to have a magic wand, and it has always taken me several years to turn a situation around. In my opinion, we have several overwhelming advantages. Havas now has a heavyweight shareholder, with a reputation for long-term action. That translates into a publicly-traded company, but under family control, so there is less pressure to produce short-term results. Furthermore, teams that could have left have remained. This confirms their acceptance of my presence. Add to that the fact we have all realized that the advertising world is in the throes of change. Creativity is now only a part of the equation. We're seeing the rising importance of media buying, marketing services, and the emergence of numerous new media channels: free newspapers, digital terrestrial television (DTTV), the Internet, and television-on-cell phone. With so much going on, our size gives us a nimbleness that should enable the group to rise to the top of the heap. That's why I'm certain we are on the verge of a recovery.

In 2006 and 2007, even if our growth continues to lag behind that of our competitors, I believe that, together, our endurance and our human and financial resources will empower us to take decisive advantage of the revolution in our sector.

C. O.

What is your strategy to boost the share price on the Paris Bourse?

V. B.

My analysis of the dip in the Havas share price is simple enough – in spite of the talent and commitment of its teams, the drop is due to poorly managed, unprofitable acquisitions, which have had an adverse effect on the management of current business. As soon as these acquisitions cease and management improves, the subsequent recovery will be almost mechanical. The shortfall in growth, vis-à-vis Publicis, can be overcome in five years. It is precisely during periods of change, like the one we are in now, that a determined player, benefiting from its staying power, emerges as the better performer.

C. O.

You talk a lot about long-term endurance. But isn't advertising by nature essentially responsive to day-to-day trends, and so indifferent to the long term?

V. B.

Obviously, you have to be nimble. However, the ability to work for long-term goals, to not be subject to the necessity of instant profitability, is clearly an advantage. One can prudently build up an international network; nurture one's position in media buying and in the provision of marketing services. When you are not tied to a 16-percent margin policy, like our competitors, you can safely tell clients that we provide them with a better service – day-to-day and in the long term, because clients know that the role of their agency is not just to produce a campaign, but to help them create an enduring brand image.

C. O.

Convincing your clients is not always easy. Look at Orange, which has only entrusted you with a small portion of its new advertising spending...

V. B.

It has been tough on the teams who have worked long and hard for the success of this brand, and who gave their best effort to win this latest competition. I have had to come to terms with this defeat and am as disappointed as anyone. But the client is always right, and at the same time, we are increasing our worldwide work together in the B-to-B arena, winning sports and music budgets. In the same month, we won communications accounts with two new major clients: Veolia worldwide, and EuroDisney for Europe.

> **"The shortfall in growth, vis-à-vis Publicis, can be overcome in five years time.**
>
> **My sincere desire is that Aegis and Havas communicate with each other and find ways mutually to benefit from as many synergies as possible.**
>
> **Fernando Rodés Vilà is a charming fellow; he is well-grounded in the company's culture and has been a shareholder and manager for years."**

C. O.

Within the scope of capabilities at Havas, you seem particularly focused on media consulting services. You have acquired 26 percent of Aegis...is this simply a financial operation or is it strategic?

V. B.

This is clearly a strategic investment with long-term implications, and it makes a very good fit with Havas. My sincere desire is that these two companies communicate with each other and find ways mutually to benefit from as many synergies as possible. I believe that the business of advertising has become one of global communications. The world's major advertisers invest first and foremost in media buying, and the offer has grown by leaps and bounds. Who could have foreseen the success of free newspapers, the explosion in DTTV or TV on cell phones? The gap between advertising and the media is no longer a reality. We are witnessing a convergence. The winners will be the ones who can bring together in a single company the entire range of communications skills. Our challenge is to ensure that our clients benefit from the greatest efficiency at least cost. Thanks to its size, commitment and stability, Havas is today's hottest shop.

C. O.

You're also developing the media businesses of the Bolloré group; following up on the French broadcasting channel, Direct 8 over DTTV, there will soon be Direct Soir, a free newspaper... Aren't you afraid to appear to certain clients of Havas as their competitor?

V. B.

A major communications group has to be involved in different media to remain competent. One has to have knowledge and understanding of the media and its evolution in order to meet the needs of our clients. We are not getting into the business of food, pharmaceuticals or banking....

C. O.

You have named a new CEO, Fernando Rodés Vilà, who was previously at the head of MPG, the media consulting affiliate. A Spaniard overseeing Havas and a specialist in his field...is that a double signal?

V. B.

This appointment was the result of a consensus. Compared to the one man show that you see at our two main competitors, Publicis and WPP, Havas is lucky to have a rich pool of talents, all of whom have a say in making a choice of this magnitude. Fernando Rodés is a delightful man; he is well-grounded in the company's culture, has been a shareholder and manager for years, and he is Spanish.... This is, after all, an international group, with France representing 20 percent of Havas.

Fernando comes from the media business, a crucial sector for the advertising industry, and he can be proud to have managed one of the group's businesses that has always achieved its objectives.

C. O.

Havas, you say, is an international group, but the race for globalization may come at a high cost in this sector!

V. B.

The Bolloré Group is also very international: 70 percent of our activities are located abroad. We are familiar with Asia, the Americas and other non-French cultures. Havas, by nature, is very international. Just having a stable shareholding base, focused on the long term, enables us to establish our presence in the countries of the future, like China, Russia, India, and tomorrow, certain regions of Africa. Moreover, this means we are better prepared to weather difficult times. Today's advertisers want to be everywhere at once, and to benefit from the same quality of service everywhere, as well. Our competitors have strongholds, but lack the supporting infrastructure. Our strategy is to reassure our clients that, wherever they are present, they will receive this kind of equal treatment. For instance, we are in the top five in China, where we have excellent ad agencies along with the largest network of marketing services companies (38 subsidiaries). We want to be present throughout the world and build up our business.

C. O.

In your opinion, does Havas, an international group with French roots, have any specific advantages over its American or British competitors?

V. B.

We are one of the rare alternatives to the overwhelming Anglo-Saxon presence in the advertising marketplace. Nonetheless, worldwide campaigns are less and less common, being replaced by global marketing, based on local creatives and strategies. In this expanding arena, we have a commanding lead, thanks to the quality of our local agencies.

C. O.

How do you see yourself in this business, particularly in client relationships? Are you ready to use your networks, your abilities to persuade, convince and influence?

V. B.

I am devoted body and soul to Havas. It is a company to which I have made a personal commitment. I love the company and I am willing to go the distance with it. I am ready for the agony of setbacks and the joys of success. It is not just a financial investment, as some people want to imagine, it is an investment I have made personally and that my group has made. The decline of Havas is over. We are going to rock you.

"The decline of Havas is over. We are going to rock you.

We are a team and our game plan rests on team spirit. It is the Havas difference. This value is at the heart of Havas and we are glad of it. In our house, identity is thought of in the plural."

C. O.

Are you willing to become Havas in the same way that Maurice Lévy is Publicis?

V. B.

I'm willing to give all of my time to Havas, but certainly not to become it. I believe that for certain of our competitors, succession issues will cause real problems. It won't be that way with us. We are a team and our game plan rests on team spirit. It is the Havas difference. This value is at the heart of Havas and we are glad of it. In our case, there is more than one face of Havas.

C. O.

Up until now, your golden rule has always been never to invest more than 10 percent of your capital worth in the same sector. Are you breaking with that tradition in the case of communications?

V. B.

The rule has been not to invest more than that in the same company, and that is still the case. However, we are now looking to make media and communications an essential component of the Bolloré group. Over the last 20 years, we have achieved the status of one of the 400 leading groups worldwide, and we have done that without having to go public. Today, the communications business is in a stage of rapid growth (5% to 6% per year), which offers us a great opportunity. I believe we have the know-how and the financial clout to become one of the major players in the sector – one of the sexiest and most attractive companies in the years to come.

"The industry is once again facing a revolution. We believe that Havas will be a leader of this revolution."

In the notoriously dog-eat-dog world of advertising it is difficult to find anyone with a bad word to say about Fernando Rodés. The urbane 45 year-old Catalan's reward for his success in building Havas's Media Planning Group into a meaningful and flourishing network over the past six years is to be handed the top job of CEO at the parent company itself.
However, as the outside world was quick to point out when Havas chairman Vincent Bolloré announced Rodés's appointment as successor to Philippe Wahl in March 2006, the two jobs are very different. What's more, at the holding company level, there is a move away from advertising executives taking the holding company CEO role. Why was Rodés the man for the role? What makes him feel he can take Havas to the next level now that the turmoil of boardroom upheaval is behind it?



PAGE 156 OF 187

Typically, this former banker is self-deprecating in his response:

"My background in finance did not hurt," he says. "But I was probably there at the right time. Bolloré had begun with a transition period. Philippe Wahl, brought in from outside the Group, had done a good job. Then the team had to decide who would be the new CEO. We decided it would be an internal appointment.

"Why was I chosen? I think the desire for a much more cohesive Group between the creative and media components was an important element in my nomination. The MPG track record clearly worked in my favour – whilst this was not only thanks to my own merit but to that of the whole MPG team – plus the fact that the team has been a part of Havas for more than six years."

Rodés's father, veteran Leopoldo Rodés, founded the first Spanish media agency to break away from the full-service parent company 30 years ago. It was a mini-revolution. His son sees a parallel with today.

"The industry is once again facing a revolution. We believe that Havas will be a leader of this revolution. Why? We have the right people and talent and we work for some of the best companies and brands in the world. We understand our clients' businesses and provide innovative, creative and accountable solutions to their communications problems. We lead in key areas and markets and thanks to our size we are able to act with more speed, flexibility and agility than others."

But what does Rodés say to those who might see Havas as having replaced one dominant individual executive, a pyramidal management structure and no shareholder of reference with a new chairman, Vincent Bolloré, whose Bolloré Group has a 25 per cent stake in the company? Does Rodés's job come with any real power to lead Havas?

"There is a team in charge," is Rodés's emphatic response. "Bolloré enhances this teamwork and team spirit. He himself, Alfonso my brother, and the rest of the MPG team helped me accept the job. Having Bolloré on board is the beginning of a new period of management and financial stability for Havas. In the year we have worked together, he has been consistent, and there is no doubt that he is committed. But the Bolloré Group is not Havas. We have a close and useful reporting line to Vincent Bolloré because he is our Chairman but we interact with the Bolloré Group as we would with any major shareholder."

Rodés inherits a company which appears to have taken a strategic decision to discontinue its long struggle to match the size of the so-called "big four" advertising groups: Omnicom, WPP, IPG and Publicis Groupe. He says that now it is time to concentrate on value generation and opportunities. He speaks as if Havas has already solved all of its problems and only had to concentrate on the opportunities available, but is this really the case?

"To a large extent this is true," Rodés responds. "Havas went through a very delicate period a couple of years ago, with the loss of some important clients, the simultaneous lack of executive direction and a tense financial situation. These problems are now a thing of the past."

"Growth must be a consequence not a course in its own right," he continues. "Our objectives are performance and value generation for clients, shareholders and teams. Growth is something that happens if you are a good company. You need a social anthropologist and sometimes a psychologist to understand this obsession with being the biggest in advertising; perhaps it is a fear of lacking other internal strengths.
The only real problem at Havas over the past few years was its acquisitions policy, badly investing shareholders' money, and a non-existent digestion policy. However the essence of the company remains intact; it is a superb company, and with a little fine-tuning it is now ready for growth and leadership."

Assessing management priorities, Rodés says that Havas will continue to make some small modifications to the organisation aimed at making the Group more cohesive and more flexible.

"This shouldn't be too difficult because there is a lot of mutual respect amongst professionals," Rodés says. "We are also reviewing our remuneration policy, to recognise and reward our teams' results. And we are focusing our efforts on creating new-business synergies that can help to achieve higher organic growth."

However, Rodés sees many opportunities for Havas beyond the traditional agency new-business activity. The majority of these emerge from what he sees as the radical changes in the relationship between consumers and brands, and the subsequent revolution in the media. Changes, he believes, that are causing some conventional marketing approaches to become obsolete.

"New points of view and business models are needed, which without completely breaking with the past, can help us understand the present, face the future and design new marketing approaches," he says, warming to this theme. "It is these changes which can unearth new opportunities and we therefore need to be extremely flexible in order to keep up with the changing rhythm of the times."

Asked to give some examples of this new rhythm, he cites the "important and obvious" one: interactive and digital marketing. Here, he claims Havas already outperforms the industry through Euro RSCG 4D and Media Contacts. Margins, Rodés points out, are also higher in this sector.

"Another fundamental opportunity for Havas is the relationship between the media channel and creativity," Rodés continues. "The consumer no longer sits in front of media; rather he/she wanders through a forest of touch-points. Thousands of touch-points. Today, differentiation in terms of the message and creativity is more relevant than ever. There are some people who believe that creativity is losing importance relative to media. I don't believe this is true. I think that brands and consumers are demanding more creativity than ever. Media and creativity are now interdependent. They need to work hand-in-hand, and processes at Havas work off this basis."

"The digital revolution has only just started," Rodés argues. "Today however, traditional media still offer many more of those touch-points. These media are also living through their own revolutions. Many traditional media are becoming new media: just look at digital TV for example and the opportunities this presents for marketers and brands."

Asked about geographic opportunities, Rodés cites Brazil, Russia, India, China and Turkey as obvious priority growth markets. "However, although it is important to indicate priorities, and include here economies with high growth potentials, all markets are important. Havas is a leader in a variety of disciplines in France, Spain, the UK, US and Latin America, amongst other markets. Of course we will prioritize consolidation of our leadership in all these markets. They remain very interesting markets for us."

Rodés believes it is not necessary to have the largest volume in order to secure the best prices. He argues that MPG has demonstrated this through its organic growth rate over the last five years. This he sees continuing in a variety of different markets ranging from India, Italy, Chile or Poland, to name but a few examples of where MPG has started from scratch in the last few years. Nevertheless, to the outside world, the Bolloré Group's amassing of a 25 per cent stake in the rival Aegis group is a mouth-watering prospect. What does Rodés make of any prospective Aegis relationship?

"Aegis is an opportunity for us," Rodés responds cautiously. "It has been put in place on our horizon by our Chairman with his own money – although, of course, the future of Aegis does not depend entirely on Vincent Bolloré himself. These opportunities are sometimes difficult to achieve, so we have a clear strategy in place for our Group by itself. Joining forces with Aegis would be a leap. It is a company that we admire and with a high degree of compatibility, geographically and strategically. But it is not our only opportunity."

Some of those other opportunities come from the US market where Rodés is adamant that, in future, energies and resources will be focused on excellence, not volume growth for its own sake. Again, he sees an attitudinal shift as key to future success. He argues that "intelligence and quality come before size."

"Arnold in the US is a well-known example of excellence, but we have many more examples in this market without even going further than our New York agencies, and specialist ones in Chicago which are simply fantastic."

"In terms of geography, we have to make sure that the assets we have where we are not top three by volume are great and therefore capable of generating growth," reflects Rodés. "Thankfully, our agencies in China and other growth markets are indeed first-rate and gaining momentum."

It is difficult to argue with much of what Rodés says, but many of its rivals are also attempting some or all of the same initiatives. Despite the change in strategic direction, the new management line-up, the injection of investment and internal cost reduction, why should a client choose Havas? What makes it special?
Rodés clearly believes that this is a group weighed down by a misguided acquisition policy that has hidden its light under a bushel for too long. He answers unequivocally.

Stefano Hatfield is editorial director, head of special projects at *News International;* a former editor of *Campaign,* he has been a commentator on advertising for 15 years. He currently writes a weekly column for *The Independent* newspaper in London.

"There are several elements in Havas that make me believe that we are especially well prepared to succeed in the future:
The talent of our teams and the determination to meet and exceed our clients' expectations within our agencies is indisputable. Havas has gained the trust of all its many clients with a combination of creative intelligence and accountability, a mix of knowledge, curiosity and innovation that go together with a devoted orientation to results. These values are part of the Havas DNA and will be a key advantage to embrace our challenges.
There is a strong team spirit in Havas, an enthusiasm to work together with our clients and with others to achieve our clients' goals. I believe that a great source of this talent is the fact that Havas is a multicultural group. I think that this provides us with the ability to understand local issues and to work together helping global brands. I am convinced that this energy will drive the group to a bright future.
We also enjoy the commitment of our shareholder of reference, a privileged alliance that no other large group has. And our size allows us to be extremely flexible and align our service offering to generate the maximum value to our clients' brands, either using size and weight, or acting with the diligence of artisans. Combine all this with our hunger for success.
We have total consensus and the ambition to transform Havas into the most dynamic, insightful and integrated communications company, a preferred partner for our clients and an enriching place in which to work."

KEY FIGURES

Despite a decline in 2005 revenues, Havas improved net income by over 7%.

French GAAP (in euro millions)	2001	2002	2003	2004
REVENUE	2,241	1,987	1,645	1,494
OPERATING INCOME	234	228	136	197
OPERATING MARGIN	10.4%	11.5%	8.3%	13.2%
NET INCOME BEFORE GOODWILL AMORTIZATION AND IMPAIRMENT, GROUP SHARE	11	95	(179)	92
CONSOLIDATED NET INCOME, GROUP SHARE	(58)	23	(396)	34

IFRS (in euro millions)	2004	2005
REVENUES	1,491	1,461
RESULT FROM OPERATIONS	157	152
	10.5%	*10.4%*
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	172	128
	11.6%	*8.8%*
CONSOLIDATED NET INCOME, GROUP SHARE	55	59

EQUITY AND NET AVERAGE DEBT
(at December 31, 2005, and in euro millions)

	2004 IFRS	2005 IFRS
EQUITY	812	925
NET AVERAGE DEBT	538	542

In 2005, equity increased nearly 14 percent, while net average debt remained stable.

2005 REVENUE BY DIVISION


20%
MPG
ARNOLD WORLDWIDE PARTNERS
16%
EURO RSCG WORLDWIDE
64%

Havas is a multicultural group present in 75 countries.

2005 REVENUE BY CLIENT SECTOR


1.4%
TRANSPORTATION
13.3%
TMT(1)
3.2%
SERVICES INDUSTRIES
13.6%
AUTOMOTIVE
12%
HEALTHCARE
9.6%
FINANCE
15%
OTHER
2.8%
INDUSTRY
RETAIL
29%

(1) Telecom, Media and Technologies


1,583
5,409
1,296
8,056
TOTAL 16,344
1,394
5,057
1,273
7,174
TOTAL 14,898
1,283
5,140
1,129
6,746
TOTAL 14,298
AVERAGE HEADCOUNT
2003
2004
2005
EUROPE
LATIN AMERICA
NORTH AMERICA
ASIA-PACIFIC

2005 REVENUE BY ACTIVITY


39%
TRADITIONAL ADVERTISING
MEDIA EXPERTISE
17%
MARKETING SERVICES
44%

HEADCOUNT YEAR END 2005


9%
UK
9%
ASIA-PACIFIC
OTHER EUROPE
20%
FRANCE
18%
LATIN AMERICA
8%
NORTH AMERICA
36%

2005 REVENUE BY GEOGRAPHIC REGION


4%
ASIA-PACIFIC
4%
LATIN AMERICA
20%
FRANCE
UK
12%
OTHER EUROPE
20%
NORTH AMERICA
40%

DIVISIONS

Havas is a multicultural, global, communications group, structured into three operating divisions.

→ Euro RSCG Worldwide

A global, integrated communications network, with head offices in New York, and present in 75[1] countries through its 233 agencies located in Europe, North and Latin America, and in the Asia-Pacific region.

→ Arnold Worldwide Partners

A family of highly creative agencies, with head offices in Boston, and a strong local presence in the US, Canada, France, Italy and China.

→ MPG

A global media and communications network headquartered in Barcelona, and mainly present[2] in Europe, Latin America and the United States.


MPG 20%
2005 revenues
by division
Arnold Worldwide Partners 16%
Euro RSCG Worldwide 64%

EURO RSCG WORLDWIDE



"Brilliant ideas that drive growth. That is the offering that sets Euro RSCG Worldwide apart, and in 2005 it won us the business of a host of new clients, including Charles Schwab, Ford's Jaguar, Bayer's Levitra, Verizon Business, Heineken's Dos Equis, Novartis' Vagistat and LG. Our new-business performance and development of major international clients more than negated our loss of Intel—proving once more the value of being a major global network that's genuinely multicultural, genuinely multidisciplinary, and fueled by the sort of entrepreneurial and creative drive that marks the best of the smaller shops.



Euro RSCG is succeeding because we produce better work.

And we do so because we have better people. It's that simple. The new management group—made up of Mercedes Erra, Stéphane Fouks, Rémi Babinet, and David Jones—have unreserved faith in our hugely talented teams around the world. It's an exciting time to be at Euro RSCG, and we look forward to all the good things 2006 holds in store."





Mercedes Erra
Executive
Co-Chairman

David Jones
Global Chief Executive
Officer

Rémi Babinet
Chief Creative Officer

Stéphane Fouks
Executive
Co-Chairman

EURO's business model

Founded in 1991, the Euro RSCG Worldwide division of Havas provides advertising and marketing services in addition to interactive and corporate communications services to global, regional and local clients. Organized according to a model we call Power of One, Euro RSCG Worldwide is present in 75 countries, with 233 offices and 10,000 employees. It is structured into six business units: North America, Europe, Asia-Pacific, India/Middle East, Latin America and Euro RSCG Life. Euro RSCG Worldwide operates in each of these regions and is positioned among the marketplace's leading global communications networks.

Three-pronged strategy

Today, the world of ad agencies falls into two categories: on the one hand, big networks that focus on running global businesses rather than specializing in fabulous creative work (and certainly not integrated work), and on the other hand smaller shops that deliver powerful creative ideas, but do not have international networks. Euro RSCG Worldwide is unique because we combine the brilliant ideas of a hot shop with the scale and reach of one of the world's largest agencies.

For this, Euro RSCG Worldwide has defined a three-pronged strategy:

- offer clients Creative Business Ideas® in order to produce brilliant campaigns that grow businesses and brands,
- develop these ideas by studying Prosumers®, today's most influential, proactive consumers,
- execute these ideas in a genuinely integrated, forward-thinking manner with our Power of One model.

Euro RSCG Worldwide
is the only agency network in the world, including the independent creative hot shops, to have two TV commercials (Peugeot 407 "Toys" and Citroën C4 "Carbot") among the world's top 10 most awarded ads, according to the 2005 Gunn Report.

In 2005, Creative Business Ideas®, Prosumers® and Power of One continued to be the guiding principles that distinguished Euro RSCG Worldwide from other agencies. They gave us the capacity to anticipate market trends and provide a structured approach to brand building that emphasized creativity, global execution and integrated marketing in all sectors. We thus fully met the needs of our clients, who now demand tangible proof of the return on their marketing investments and more integrated communications solutions.

This is an approach that is helping to grow some of the world's most important companies, including Airbus, Air France, BNP Paribas, Capgemini, Charles Schwab, Danone Groupe, Diageo, IBM, Jaguar, L'Oréal, LVMH Louis Vuitton, PSA Peugeot Citroën, Reckitt Benckiser, Sanofi-Aventis, Schering- Plough, Verizon Business and Volvo.

Euro RSCG Worldwide has no interest in being the biggest. What we want is to be the best. And that means hiring and training the best people to create and execute brilliant ideas in an integrated fashion as growth drivers, across the globe.

It happened in 2005

During 2005, we continued to build on and reap the benefits of our unique insights into the attitudes and behaviors of today's most proactive, demanding consumers: Prosumers®. We expanded our benchmark studies geographically and deepened our understanding of the future development of key marketing sectors, ranging from automotive to food to pharmaceuticals to luxury. This approach was pursued in the US, UK and France, as well as launched in Germany, Russia, India, China, Japan, Mexico, Brazil and Australia.

In 2005, the success of Euro RSCG Worldwide's strategy was confirmed with a stunning string of new business wins from offices around the world. In the US, the win of the global Jaguar account and Verizon Business, on the back of major new business wins from Charles Schwab, GlaxoSmithKline, Novartis, Schering-Plough, Dos Equis/Heineken, Vichy/L'Oréal and Howard Stern/Sirius, turned the agency into one of New York's hottest shops.

In 2005, we won 15 Cannes Lions, our best showing ever. Ten of those Lions were won for multinational clients. We were also the number 1 awarded agency at Cannes for Cyber Lions and had the distinction of receiving one of the first-ever Titanium Lions for Best Integrated Campaign.

Two TV commercials in the Top 10

Euro RSCG Worldwide is the only agency network in the world, including independent creative agencies, to have two TV commercials among the world's top 10 most awarded ads, as reported in the 2005 Gunn Report.

In addition, Euro RSCG 4D Brazil was named runner-up for Interactive Agency of the Year at Cannes, and Euro RSCG Life, our global healthcare specialist network, was named Agency of the Year by the publication "Medical Marketing & Media."

It is thanks to these creative achievements that Euro RSCG Worldwide won such major accounts as Jaguar globally, Disneyland Resort Paris in Europe and Danone's global CRM business.


cBi
proS
proS
P1

Creative Business Ideas®
Prosumers®
Power of One

"Insight and intelligence"



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MPG offers insightful and intelligent consumer centric communications solutions to promote better business results for its clients. MPG does this by establishing effective and engaging relationships between consumers and brands.

MPG is a young and dynamic group of specialised networks organised to foster local market entrepreneurism and leverage MPG's extensive investment in consumer insight and strategic support.

MPG believes it is essential to understand the constantly changing relationship between the consumer and the brand. Subsequently it offers unique in-house resources specialising in offering superior market intelligence through the use of its rigorous consumer centric methodology – Concert™.

With its focus on understanding the relationship between consumers and brands, MPG has continued to expand its insight and market intelligence capabilities by combining econometric modelling capabilities and proprietary decision support systems technology. In line with this investment the company has reorganised itself to reinforce and rebrand this function to operate as 'MPG Intelligence'. The reinforcement of MPG Intelligence as an internal resource is fundamental to MPG's point of difference in the market. It is a core resource that is available to all MPG networks and clients and is therefore also marketed both internally and externally. MPG Intelligence continues to strengthen its association with premier research companies and academics in order to constantly upgrade its thinking on Integrated Communications Planning and further optimise clients' investments across 360° media strategies. It is also developing best practices that address how to manage communications investments to maximise brand value.

To ensure that this knowledge is effectively integrated within the company, this investment has been dovetailed with a strengthening of the Human Resources function. A boosted Human Resources team has rolled out a new company wide programme 'Dare to Know'. This is a comprehensive management training initiative that works in conjunction with MPG Intelligence and a list of academic partners to ensure that our principal consumer centric tools and methodologies are applied throughout. This programme has also focused on channeling our organisation into a totally client focused structure to reflect and underpin our economic modeling tool Concert™. Concert™ is our unique consumer centric methodology that is applied throughout all our

Alfonso Rodés Vilà | 1 | Jordi Ustrell | 2 | María Luisa Francolí | 3 | Richard Pace | 4 | Joaquín Bohorquez | 5 | Don Epperson | 6 | Juan Bascones | 7 | Hernán Sánchez | 8 | Fernando Rodés Vilà | 9 | Ampelio Plaza Major | 10 | Arnoulf Keil | 11 | Bertrand de Lestapis | 12 | Charlie Rutman | 13 | Eric Mergenthaler | 14 | Suzie Warner | 15 | Guy Champniss | 16 | Luca Boer | 17 | Marc Mendoza | 18 | Marc Craze | 19 | Ramiro Castillo | 20 | Yves Del Frate | 21 | Nicola Charles | 22 |

networks. It is communicated to existing and new markets by the MPG Catalyst teams.

In order to deliver this methodology, MPG has invested in a new role within our central resource – the Chief Client Officer (COO). CCOs are organised according to clients' cultural and circumstantial needs and carry the ultimate responsibility for delivering MPG's optimum products and services.

The CCO's new role will work closely alongside a boosted centralised Gobal Marketing Department. In conjunction with an increased focus on developing consistent and clear communications strategy for MPG, Global Marketing will also prioritise the communication of MPG's portfolio of products and services. Within this capacity the Marketing team and CCOs will tailor the communication strategies used to ensure MPG's employees and clients leverage the range of heavy weight research and intelligence programmes made available within the company.

Central Buying functions, that include specialists in both Media Buying and Print Media, are now working with each of our networks to ensure that our clients are able to leverage the synergies available within each market.

MPG is also developing its capabilities in the area of Branded Content through both central investment (following the hire of a global head of Branded Entertainment) and via its networks and countries.

Global expansion

MPG continues its organic growth which has seen it rise from an 8 country network in 1999 (Spain, Portugal, Mexico, Colombia, Argentina, France, UK, and the Netherlands), into a truly global network. Today MPG is present in over 91 countries. It is the leading agency in 7 markets (Argentina, France, Mexico, Portugal, Spain, Slovakia, Ukraine) and is amongst the top 5 agencies in many of the markets in which it operates.

In 2005, MPG completed its international presence with a number of undertakings in new markets. In Australia and New Zealand, MPG signed a joint venture with Mitchell & Partners, Australia's largest Media Independent Agency. In the Middle East, the company signed a JV with Euro RSCG Promopub. The regional operation is headquartered in Dubai, and will cover 14 countries, including the GCC, Lebanon and Egypt. MPG is also now servicing clients out of Japan and Korea, alongside its partnership with Motivator in North, South and East Asia.

At the start of the year MPG created the 2MV Joint Venture with WPP's GroupM in seven European markets in order to serve the client PSA in those countries included in the joint venture (France, Spain, UK, Germany, Italy, Switzerland, Denmark, Russia) where the account was to be granted, and appointed Yves Del Frate to lead the operation. MPG also reinforced its operations in Germany when it launched a new agency model under the name of "MPG Werbekraft" in November, and strengthened its position in the UK, US and India through top-management hires and reorganisation.

MPG plans to spend the next year consolidating and reinforcing its existing operations and those that are newly established.

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Strong commercial teams boost performance

New Business: MPG continues to drive new business growth by fostering strong commercial teams that work closely with local account management teams and MPG Intelligence in order to foster cross-selling opportunities across countries, regions and networks. A particular focus for this year will be the active recruitment and retention of multi national and multi market clients. These operations are handled by the MPG International network.

Major wins:
- Danone: Portugal, Spain, France, Poland
- Autozone: US
- Hersheys: US
- PSA: Chile, Mexico, Germany
- Turespaña: Spain, Argentina
- Bimbo: Mexico
- ING: France
- P&O Feries: UK, Netherlands, France, Belgium
- Creative Labs: Poland, Austria, Spain, Italy, Netherlands, Portugal, UK
- Hasbro: Spain, Brazil
- Mitsubishi: Spain
- Puig: UK, France, Italy, Germany
- Barclays: Spain, UK, Netherlands
- Mulliez: Germany, Poland, Italy, Spain, France
- Interparfums: Italy, France
- TUI: UK, Spain
- Lacoste: France, Belgium, Portugal, Spain
- Air France- KLM: France, Italy, Netherlands, Poland, Canada, Mexico, Belgium, Austria

Reinforce network: MPG's global networks continue to expand in response to client and market demands. The realignment and reorganisation of Media Planning Network remains a priority, as does support of the growth and geographical expansion of Media Contacts.

MPG will invest to reinforce the central resources behind its brand in support of all its networks in their growth and success. In light of this, the company recently realigned its brand to reflect the significant development of MPG and its networks. MPG now operates as a parent brand. In doing so the MPG brand offers all its members access to the core resources that are essential in setting the high standards and benchmarks that define the company (MPG Intelligence, Buying, HR, Marketing, etc) Outside the central 'hub' the MPG brand also supports a selection of networks. These networks are organised according to their functional specialties. They act as signposts directing clients towards a particular discipline within the MPG group. All networks have an 'endorsed' relationship with the MPG brand and are positioned with their own icon alongside MPG branding.

MAJOR AWARDS AND RECOGNITIONS

ARGENTINA

1 MPG Argentina awarded Media Agency of the Year 2005
2 The RECMA Vitality Report July 2005, graded MPG Argentina with an A+

PORTUGAL

1 Arena won EFI Advertising Effectiveness awards for Sagres (Silver) and Tele2 (Gold & Grand Prix)
2 Media Contacts won Gold in the "Best New Media Action" category for Nestlé, Prisma Awards.
3 MPG won Media Agency of the Year
4 National Award for Nike in the Media-Outdoor category at Cannes Lions Festival

MEXICO

1 EHS Brann: Direct Marketing Mexican Association CRM for Pernod Ricard (Gold), UNICEF (Gold), Direct Response Advertising for EBC (Silver)

SPAIN

1 Best Media Agency 2005 & Best Media Director (Premios Control)
2 3 Gold awards at the Festival el Sol in Spain: Best use of Cinema (Danone), Best use of Press (Repsol), Best use of Special Events (J&B's Nightology)
3 Media Contacts voted Best Online Media Agency of the Year by the Spanish Interactive advertising magazine *Interactiva*
4 Gold award for Guia Campsa-Repsol, Silver award for Vodafone in the "Best online media Action" category, and Silver award for Vodafone Live! in the "Best Wireless Project" category
5 Media Contacts won first place at the XV CUORE for the technology project: Artemis - Migrating the Online Advertising Data Warehouse to an Open Platform

SWEDEN

1 Media Agency of the Year award from *Stockholm Media Week magazine*

UK

1 Campaign Media Awards (Gold): Media Campaign of the Year award - Intel
2 Campaign Media Award (Silver): Public Sector & Charities Award - Conservative Party
3 Campaign Media Award (Silver): IT and consumer durables Award - Intel
4 Revolution Awards: Best Customer Service for work with Tribal DDB and Camelot

USA

1 Media Post Creative Media Awards (Bronze) MIXX [for marketing and interactive excellence]
2 Media Post Creative Media Awards (Bronze) Tyson Foods / Brand Awareness & Positioning - "Online Media Campaign"
3 Media Contacts: Media Week's 2005 - Media Plan of the Year
4 Media Contacts: Media Week Best Use of Internet for Southern Comfort campaign



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PAGE 171 OF 187

"In the world of infinite possibilities, we're creating new and exciting solutions for our clients."

Ed Eskandarian (Chairman and Chief Executive Officer of Arnold Worldwide Partners)

"The US, which accounts for almost 75% of AWP, had significant growth and strong profitability in the face of a very competitive and changing environment.

Everyone agrees that change is the only constant in North American marketing and advertising. It's a fundamental truth. So, what's new?

What's new is the rate of that change. We see it exploding. Agencies are servicing the needs of both traditional marketers who need to reach an ever changing consumer in new and more effective ways; and, new marketers, creating new competitors out of former allies; with new customers; and, new ways of reaching them.



At Arnold Worldwide we saw this rising storm of change on the horizon and shifted our model to "One Arnold." An agency with one bottom line regardless of geography or services performed. One bottom line, for one agency, delivering all the required services the exploding environment needs under one roof. Today Arnold Worldwide Partners delivers a range of consulting services from Business Strategy to Cognitive Research; and from Brand Planning to Channel Planning to better understand the environment our client's compete in every day. We've created a structure that helps develop and nurture creative excellence in each facet of the communications continuum from Advertising to Design to Interactive and Direct Response. And, we grew areas of specialty expertise from Brand Promotions and Branded Entertainment to Corporate Communications and Public Relations. And we did it all as "One Arnold." Not as silos. The shift to this approach fundamentally changed the way we do business, making us stronger, faster and more agile in this explosively changing marketplace.

As clients seek to make order of the chaos by pursuing the Holy Grail of measurement, we are at the forefront in developing proprietary systems to measure a client's Return on Marketing Investment (ROMI).

Arnold is partnering with our forward thinking clients to launch

PAGE 172 OF 187

innovative marketing programs that leverage the explosive change taking place and capture the consumer's attention wherever it may be. Some of that innovation includes DVR* friendly and addressable content; embracing the power of "third screen" marketing; leveraging the influence of blogs on "word of mouth"; and, continuously expanding the interactive potential of the internet.
Through a combination of integrated thinking, creative excellence and disciplined metrics we're succeeding to deliver the radical insight that creates true value. In the world of infinite possibilities we're creating new and exciting solutions for our clients."

Arnold's business model

Arnold Worldwide Partners is a grouping of communications and advertising agencies that offer their clients highly creative services. It brings together majority- and wholly-owned subsidiaries in the US, Canada, Europe and China. Arnold Worldwide Partners is proud to work for major international clients, such as Hershey's, Lee Jeans, McDonald's, GlaxoSmithKline, Audi and Fidelity.

Strategy and development

Arnold Worldwide Partners' strategy for business growth continues to focus on its creative product and its creative reputation. Within a very responsive, dynamic framework, it offers its clients remarkable communications solutions that blend locally-integrated services with extraordinary creativity.

Our focus in 2006 and in the future will concentrate on North America. Expectations are that North America will represent over 90 percent of Arnold Worldwide Partners' business going forward. Arnold Worldwide Partners' focus on North American operations resulted in merging its Spanish and Australian operations into Euro RSCG Worldwide. Since WCRS, Arnold Worldwide Partners' UK operation bought back the remaining 25 percent still owned by Havas, we expect to end 2006 with only North American and French operations, as well as an agency in Italy and China.

_____ Arnold Worldwide Partners opened a new Business Consulting agency, specialized in corporate strategic activities.

_____ Arnold launched a Brand Entertainment business in Los Angeles.

_____ In France, Devarrieuxvillaret won a Grand Prix de l'Affichage (for billboard advertising) and a Grand Prix Stratégies.

_____ The American agency, McKinney, won a prestigious award for Best Interactive Campaign of the Year, working for Audi.

It happened in 2005

The agency's performance in the US was excellent. Arnold Worldwide Partners and McKinney both delivered significant revenue growth. Although international markets saw major declines in margins, especially in Spain, Canada, Italy and Australia, Arnold Worldwide Partners' overall 2005 growth still exceeded targets.

In 2005, the major business change was Arnold's successful completion of moving to one bottom line for its US operation, not only for all its integrated offerings (design, direct, interactive, promotion, etc.), but also for its four full-service offices in the United States. This has resulted in all offices and all integrated services working extremely effectively together, aligning the interests of the entire organization.

Locally, Arnold Boston, after losing the Volkswagen account in 2005, won Radioshack, expanding the list of its cross-discipline clients by providing advertising, interactive and brand promotions.

With over 600 awards and prizes won this year, Arnold Worldwide Partners has more than doubled its already strong 2004 performance. Most notably in 2005, Arnold US has remained one of the most awarded agencies in the world. In fact, Arnold US is one of only 9 agencies in the world who have been included in the Gunn Report (which provides an exhaustive ranking of the most awarded agencies in the world) every year since its inception (7 years ago). In 2005, Arnold agencies won in all the major award shows where their work was entered. In particular, Arnold US won the following: New York Festivals (Gold), The One Show (Gold), Effies (Gold), Cannes Lions (Silver) and many more major industry awards.

* DVR: Digital Video Recorder.

HAVAS SHAREHOLDER STRUCTURE
(AT 12/31/2005)


13%
REST OF WORLD
11%
UK
1%
TREASURY STOCK
5%
USA
FRANCE (INCL. 23.8% BOLLORÉ MEDIA INVESTISSEMENTS)
70%

HAVAS SHARE PERFORMANCE
(FROM 12/31/2002 TO 02/28/2006)


AVERAGE DAILY TRADING VOLUME
8,000,000
6,000,000
4,000,000
2,000,000
0
SHARE PRICE (IN EURO)
5.0
4.0
3.0
2.0
1.0



Financial communications

In 2005, Havas was particularly present with institutional investors, in France and in the UK. Eighty one-on-one meetings were organized at the group's head offices. Eleven days of road shows took place in France, the UK and Italy. Havas participated in six investor conferences in the US, as well as in London and Paris.
In addition, the Havas group published over 24 press releases for the benefit of the financial community.

Hervé Philippe,
Chief Financial Officer

THREE-YEAR FINANCIAL SUMMARY (PER SHARE)

IN EURO	2005	2004	2003
HIGH	5.12	5.03	4.64
LOW	3.62	3.34	1.93
SHARE PRICE AT 12/31	3.65	4.20	4.26
NUMBER OF SHARES OUTSTANDING AT 12/31 (IN THOUSANDS)	429,181	428,832	306,197
MARKET CAPITALIZATION AT 12/31 (IN EURO BILLIONS)	1,567	1,801	1,304

	IFRS PRINCIPLES 2005	IFRS PRINCIPLES 2004	FRENCH GAAP 2004	FRENCH GAAP 2003
NET INCOME/LOSS, GROUP SHARE BEFORE AMORTIZATION AND DEPRECIATION OF GOODWILL	0.18	0.18	0.27	(0.56)
NET INCOME/LOSS, GROUP SHARE	0.14	0.16	0.10	(1.24)
P/E RATIO AT 12/31	26.1X	26.3X	42.0X	N/A
NET DIVIDEND	0.03[1]	0.07	0.07	0.047
TAX CREDIT	N/A	N/A	N/A	0.023
GROSS DIVIDEND	0.03	0.07	0.07	0.07
NET YIELD AT 12/31 (IN %)	0.8%	1.7%	1.7%	1.1%

(1) Proposed at the Annual General Meeting of June 12, 2006.

Following the capital increase of October 19, 2004, with preferential subscription rights, 2003 per-share data has been adjusted by a multiplicative coefficient of 0.93254.

Shareholders Club

2005 highlights

- Letter No.1: 2004 revenues and creation of the Club for investors owning 1,000 shares or more
- Letter No.2: 2004 results and creation of the Club for all investors owning at least 1 share
- Organization of a shareholders tour of our main communications agency in Paris, BETC Euro RSCG (April)
- Letter No.3: reporting on the AGM, for all investors owning at least 1 share

To date, the Club has 9,000 members.

If you wish to enroll in the Havas Shareholders Club and get your membership card, simply send your postal or e-mail address to:

Fairouz Garlan
2, allée de Longchamp
92281 Suresnes Cedex
relations.investisseurs@havas.com

>>>>>>>>> Ranked 15th by Synerfil among the best French shareholders clubs of the year.

Codes for listed securities

Euronext ISIN

Share code: FR0000121881
New shares code: FR0010276204
(ex-rights to the next dividend)
OCEANE 2002/2009: FR0000188476

Nasdaq

ADS (American Deposit Share) Ticker: HAVS
(one ADS corresponds to one HAVAS share)

For details, contact

Investor/analyst relations
Hervé Philippe
Tel.: +33 (0) 1 58 47 90 10 / 90 11
relations.investisseurs@havas.com

Shareholders Club
Hervé Philippe
Tel.: +33 (0) 1 58 47 90 10 / 90 11
relations.investisseurs@havas.com

Fairouz Garlan
Tel.: +33 (0) 1 58 47 91 23 / 91 35
relations.investisseurs@havas.com

Share registry service
Jean-François Fondeur
Tel.: +33 (0) 1 58 47 90 79
jean-francois.fondeur@havas.com

CORPORATE GOVERNANCE

Board of Directors

Vincent Bolloré | 1 |
Havas Chairman of the Board of Directors
Director since June 2005, his term expires in 2008

Cédric de Bailliencourt | 2 |
Permanent representative of Bolloré Investissement
Director since June 2005, his term expires in 2008

Marc Bebon | 3 |
Permanent representative of Bolloré Médias Investissements
Director since June 2005, his term expires in 2008

Pierre Bouchut | 4 |
Chief Financial Officer of Schneider Groupe
Director since June 9, 2005, his term expires in 2008

Michel Boutinard Rouelle | 5 |
Vice-President of Gallimard Groupe
Director since March 1997, his term expires in 2008

Richard Colker | 6 |
Managing Partner Colker, Gélardin & Co
Director since June 1995, his term expires in 2006

Ed Eskandarian | 7 |
Havas Executive Vice-President
Chairman and CEO Arnold Worldwide Partners
Director since September 2000, his term expires in 2007

Pierre Lescure | 8 |
Chairman and CEO Anna Rose Production
Director since June 1994, his term expires in 2007

Thierry Marraud | 9 |
Chief Financial Officer of Bolloré Groupe
Director since June 2005, his term expires in 2008

Laurence Parisot | 10 |
President of Medef
President of IFOP
Director since June 2005, her term expires in 2008

Alain de Pouzilhac | 11 |*
Chairman of the Board of CFII
Director since June 1989, his term expires in 2006

Leopoldo Rodés Castañe | 12 |
Chairman of the Board of MPG
Director since May 2001, his term expires in 2007

Fernando Rodés Vilà | 13 |
Havas Chief Executive Officer
Director since January 2001, his term expires in 2006

Jacques Séguéla | 14 |
Havas Executive Vice-President
Chief Creative Officer
Chief Communications Officer
Director since June 1992, his term expires in 2008

Patrick Soulard | 15 |
Deputy Chairman Banque de Financement et d'investissement Société Générale
Director since December 1999, his term expires in 2007

Clément Vaturi | 16 |
Permanent representative of Société Centrale Immobilière et Foncière (SOCIF)
Director since 1988, his term expires in 2007

Members of the Audit Committee

Pierre Bouchut
Chairman

Laurence Parisot

Michel Boutinard Rouelle

General Management

Fernando Rodés Vilà
Havas Chief Executive Officer

Executive Committee

Rémi Babinet
Chief Creative Officer Euro RSCG Worldwide

Vincent Bolloré
Havas Chairman of the Board

Mercedes Erra
Executive Co-Chairman
Euro RSCG Worldwide

Ed Eskandarian
Havas Executive Vice-President
Chairman and CEO Arnold Worldwide Partners

Stéphane Fouks
Executive Co-Chairman
Euro RSCG Worldwide

David Jones
Global Chief Executive Officer
Euro RSCG Worldwide

Hervé Philippe
Havas Chief Financial Officer

Fernando Rodés Vilà
Havas Chief Executive Officer

Jacques Séguéla
Havas Executive Vice-President

* Alain de Pouzilhac has announced that he will not seek a new term on the Board at the coming Annual General Meeting, June 12, 2006.

Creative Committee

The Creative Committee is chaired by the Chief Creative Officer, Jacques Séguéla, and seats the Chief Executive Officers of the divisions, and the group's principal creative managers from all communications disciplines. The choice to have a creative committee is an added sign of the importance, given by the Havas group, to its creative functions.

The Creative Committee gives creative teams a voice to express their needs at the highest level of the company. It focuses on finding fresh talent, analyzing the successes as well as the failures of creative teams, judges, ranks and disseminates internally the best work, and selects the campaigns that will be entered into competition at awards festivals, while debating relative financial and strategic constraints concerning the company.

PAGE 176 OF 187

Board of Directors


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Responsible and committed

Over the past few years, Havas has been developing a resolutely responsible approach to its business, including in its strategy and day-to-day practices. Sustainable development, corporate social responsibility, tangible contributions to the community and protection for the environment – these are priorities for every one of the group's agencies. Havas, as one of the world's leading advertising groups, aims to exceed expectations in these areas as in others. Year after year, Havas sustains its efforts continually to improve on its team initiatives throughout the world.

How we define sustainable development

Sustainable development means that the company strives to grow in a harmonious, responsible way, taking into account the following performance yardsticks:

— Economic efficiency,
— Respect for all stakeholders in the company: clients, suppliers, shareholders, employees and consumers,
— The protection, use and improvement of the environment for present and future generations.

Human Resources
Foster career advancement and encourage diversity

Evaluate, develop and optimize professional skills

Today, clients are more and more demanding in their advertising and communications requirements – we welcome this trend. To meet this new challenge, our agencies have taken steps to improve competencies and develop talent, while remaining increasingly focused on achieving objectives.

MPG has designed a global tool in order to enable employees to achieve professional success, plus help the company achieve its objectives. Called the Performance & Development System (PDS), it allows MPG to set specific, measurable objectives, to review individual performance, to talk about training needs and professional aspirations, and to identify the competencies necessary to meet stated objectives.

What's more, MPG has a Talent Management department that has introduced a Management Review Process. Based on regularly scheduled Performance/Objectives reviews, this allows individual performance to be assessed in light of the company's results. It also empowers managers to identify in-house talent, accelerate skills development and offer candidates career opportunities adapted to their ambitions.

In 2005, MPG strengthened its training programs and implemented its own global brand, called Dare to Know, for knowledge management programs. The first Dare to Know learning initiative was named Leveraging Marketing Communications (LMC), and was set up jointly by MPG Intelligence and Global HR teams. This action developed core competencies, such as implementing best practices in accountability and global account management, understanding how communications work, and total communications planning (TCP).
In addition, compensation policies evolved for international Top Management. MPG now has a bonus system that links individual compensation with individual performance in achieving MPG's stated global objectives.

Data collection
Havas once again conducted a worldwide survey of social data in the countries where its agencies operate. In 2005, the scope of data collection was expanded to cover more agencies and countries than were included for the 2004 annual report.

Thanks to the enthusiastic response of the different agencies, Havas now has a clearer picture of the situation group-wide.

Group gender structure

NETWORK	MEN	WOMEN
Arnold WW	41%	59%
Euro RSCG WW	39%	61%
MPG	38%	62%
Havas Group	**39%**	**61%**

Women represent two thirds of the workforce; this trend, which was already apparent in 2004, was confirmed in 2005 in the three operating networks.


39%
MEN
WOMEN
61%

Havas Group

Work contracts by type

	PERMANENT	TERM
Arnold WW	98%	2%
Euro RSCG WW	94%	6%
MPG	95%	5%
Havas Group	**95%**	**5%**

These numbers show that very few people are hired on fixed term contracts (5% for the Group overall).


5%
TERM
PERMANENT
95%

Havas Group

PAGE 180 OF 187

Group age structure

AVERAGE AGE BY DIVISION	
Arnold WW	35
Euro RSCG WW	38
MPG	34
Havas Group	**37**

This "pear-shaped" age structure reveals the large number of employees who are under 35 (about 50% of staffing). The average age of men and women at Havas is 37.

Communications is a sector that continues to attract mostly young people.

At Euro RSCG Worldwide, initiatives launched in 2004 to develop and retain its co-workers were carried over in 2005:

____ The Euro RSCG international program, 5i Talent Evaluation, has been designed continuously to evaluate and identify employees with strong potential, on the basis of five performance indicators: creative, business, coaching, learning and emotion. The aim is to create a select group of the division's top performers: the 5i Stars. By strengthening the 5i program, Euro RSCG Worldwide confirmed its commitment to attract the best and brightest people in order to serve its clients and lead the division.

____ In 2005, Euro RSCG Worldwide also continued to develop Creative Business Ideas® (CBIs) and implemented a New Business Training program with the goal of training several hundred people in many of its agencies around the globe. The objective: teach CBI techniques to allow teams to leverage them in winning new business.


Havas Group
60 and over
55-59
50-54
45-49
40-44
35-39
30-34
25-29
age < 25
20% 15% 10% 5% 0% 5% 10% 15% 20%


Euro RSCG Worldwide
60 and over
55-59
50-54
45-49
40-44
35-39
30-34
25-29
age < 25
20% 15% 10% 5% 0% 5% 10% 15% 20%




Arnold Worldwide Partners
60 and over
55-59
50-54
45-49
40-44
35-39
30-34
25-29
age < 25
20% 15% 10% 5% 0% 5% 10% 15% 20%
MEN
WOMEN


MPG
60 and over
55-59
50-54
45-49
40-44
35-39
30-34
25-29
age < 25
20% 15% 10% 5% 0% 5% 10% 15% 20%

SUSTAINABLE DEVELOPMENT

—— Euro RSCG Worldwide in New York coordinated Global Brands Job Swap, a program that enables certain employees to exchange jobs with co-workers abroad for a limited period of time. This allows local and international teams to understand their respective roles better.

At Arnold Worldwide Partners, a Talent Development Program has existed for several years in order to raise awareness among employees of Arnold's corporate values. This helps them reach their full potential, strengthens team spirit and leadership, and offers training and resources to achieve personal success. All year long, the Arnold University offered workshops and seminars, led by renowned speakers, such as professors from the prestigious Harvard Business School, or famous creative people. Finally, Arnold offered personalized training in all of its local agencies, which for the most part have annual performance review processes that include career advancement and planning.

Havas fosters diversity and cultural difference

Havas has a vigorous policy of group human resources development. In 2004 and again in 2005, this translated into a number of initiatives:

—— Havas signed on to Operation Success, a program sponsored by the American Association of Advertising Agencies (AAAA), designed to encourage all advertising and communications companies actively to improve diversity among employees and suppliers (www.aaaa.org/diversity).

—— Arnold Boston opened a department that specializes in brands adapted to specific consumer communities: urban, African-American and others.

—— Euro RSCG set up Euro RSCG Latino, an integrated communications agency for the Hispanic community in New York.

These were followed by further initiatives in 2005. At the beginning of the year, for example, Havas joined the National Minority Supplier Development Council (NMSDC) in the US, which promotes business opportunities for minorities.

At Euro RSCG Worldwide, a human resources professional has been appointed to help the organization attract, promote and retain minority employees (this person also serves as a member of the AAAA Advisory Council on Diversity).

Gender structure of employees receiving training

NETWORK	MEN	WOMEN
Arnold WW	37.5%	62.5%
Euro RSCG WW	40.0%	60.0%
MPG	37.0%	63.0%
Havas Group	**39.0%**	**61.0%**

Figures reveal a balance by gender, in terms of employees receiving training, compared with the overall gender structure of the group. In 2005, 42 percent of employees received some training, mainly technical in nature.



39%
MEN
WOMEN
61%

Havas Group

Training by subject matter



18%
36%
14%
17%
15%

- COMMUNICATION SKILLS (COMMUNICATING, PERSONAL DEVELOPMENT, ETC.)
- MANAGEMENT
- IT AND NETWORKING (DESKTOP PUBLISHING, INTERACTIVE TOOLS, ETC.)
- LANGUAGE SKILLS
- VOCATIONAL SKILLS (DESIGN, FINANCE, SALES, MARKETING, MEDIA, HR, ETC.)

Flexibility in the workplace

Regarding part-time work, the trend observed in 2004 was confirmed in 2005: group-wide on average, more than 4 percent of co-workers choose to work part-time (1% for men and 6% for women).



Havas Group
1%
6%
4%
99%
94%
96%
MEN
WOMEN
TOTAL
Euro RSCG WW
1%
6%
99%
94%
MEN
WOMEN
Arnold WW
1%
5%
99%
95%
MEN
WOMEN
MPG
1%
6%
99%
94%
MEN
WOMEN
PART-TIME
FULL TIME

Absenteeism



1% SL
3% OTHERS
40% MATERNITY LEAVE
SICK DAYS 56%

Havas Group

The total number of workdays lost due to absence within the group is very low. It amounts to less than 2 percent of the total workforce for a one-year period.



Social policy

Indoctrinating new hires into the group remains a priority for our agencies, which hand out welcome kits, organize meetings and offer company visits. The number of initiatives in favor of health and prevention is increasing company-wide. On top of this, performance reviews are becoming more widespread, which helps promote career development for employees.

Euro RSCG Worldwide has also appointed a member of its finance team to help identify minority-owned suppliers with a view to increasing business with them.
Various offices of Euro RSCG Worldwide in the US participate in job fairs designed to recruit qualified students from diverse backgrounds. Euro RSCG in New York is an active participant in the New York MAIP program, which assists in identifying and recruiting talented multicultural students.

MPG promotes the integration of disabled people into the workplace, and is a member of the United Nations Global Compact, which encourages companies to fight against discrimination in hiring practices.
In Spain, MPG has taken many initiatives in this area. It has an agreement with the Fundosa Foundation to integrate minority employees. It belongs to the Alternative Measures Plan of the Spanish Ministry of Social Affairs, whereby MPG commits to integrate minorities within its organization and to acquire products and services from companies whose staff is in the majority disabled employees. It also participates in the Star Project of the Down Syndrome Association of Madrid, by hiring people afflicted with this disability.

Society
Involvement in community life

Creativity in the service of society

Advertising and communications capture, reflect and convey consumer trends. But they are also one of the principal ways that companies can get involved in community life and contribute to improving the quality of people's lives. The participation of Havas, mainly through pro bono work on public service messages, illustrates this kind of commitment. The group thus donates its know-how in order to promote charities or collect donations for causes it believes in.

Man/Woman
(The anti violence movement)

— ENOUGH IS ENOUGH
— THE FURNACE, AUSTRALIA


IF GUNS DID NOT
EXIST MORE
PEOPLE



Support for cultural activities and local initiatives

With its focus on creativity, Havas supports a number of cultural and artistic activities. It fosters the patronage of young artists, makes donations to museums, and exhibits artworks in its agencies, among other actions. Everywhere in the world, its agencies contribute to protecting the environment and to improving the quality of daily life wherever they operate.

MPG demonstrates its interest in cultural activities by contributing to numerous museums and foundations, such as the Whitney Museum of America, the Guggenheim Museum, the Fundación del Museo del Prado, Fundació Gran Teatre del Liceu, Fundación Gran Teatro Lírico Real, Fundació Palau de la Música, Fundación del Museo de Arte Contemporáneo de Barcelona, Fundación Museo Guggenheim Bilbao, and the Fundación Príncipe de Asturias.
In favor of the environment, MPG contributes to the Fundación Natura (for the preservation of forests in Brazil, Nicaragua and Spain), while it also encourages its teams to be environmentally conscious on a daily basis, such as recycling paper and ink-rollers/cartridges, and saving energy.

Euro RSCG in Japan contributes to a nonprofit organization (JEN), which provides emergency assistance, helps rebuild infrastructure, offers psycho-social assistance, encourages self-reliance, and supports social services in regions struck by armed conflicts or disasters. In Singapore and Thailand, donations were also made to tsunami victims through a local foundation.
In Europe, Euro RSCG Life is a member of the Healthcare Advertising Agency Association in France, Spain and the UK. Euro RSCG Life has also involved itself in the creation of the European Healthcare Advertising Agency Association (EACA Health Communications Group).



Legs

— INTERNATIONAL CAMPAIGN TO BAN LANDMINES (ICBL)
— THE FURNACE, AUSTRALIA


NOUS SOIGNONS CEUX QUE LE MONDE OUBLIE PEU À PEU.

Fading

— MÉDECINS DU MONDE
— EURO RSCG C&O, FRANCE

Arnold Worldwide Partners has undertaken a number of projects:

____ It participated in the United Way fund-raising drive, encouraging its employees to give, while providing matching funds.

____ It subscribed to Toys for Tots, with employees contributing presents for underprivileged children at Christmastime.

____ It also supported the School Works program, which allows employee volunteers to take time off from work to teach in a classroom once a week at an inner-city elementary school.

____ In addition this year, Arnold sponsored a Hurricane Katrina relief effort.





Hands

— THE UNITED WAY OF GREATER TORONTO
— ARNOLD CANADA



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HAVAS